
08054076

1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __V__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __V__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.



Date: June 24, 2008

By______________________________

Lora Ho

Vice President & Chief Financial Officer

TSE: 233
NYSE: TS



TSMC ANNUAL REPORT 2007

- Taiwan Stock Exchange Market Observation Post System: http://newmops.tse.com.tw
- TSMC annual report is available at http://www.tsmc.com/english/e_investor/e02_annual/e02_annual.htm

Printed on March 12, 20



TABLE OF CONTENTS





3. CORPORATE GOVERNANCE 24



7. CORPORATE SOCIAL RESPONSIBILITY 66

5. OPERATIONAL HIGHLIGHTS 44



4. CAPITAL AND SHARES 32



8. AFFILIATE INFORMATION AND OTHER SPECIAL NOTES 72



6. FINANCIAL HIGHLIGHTS 56



TSMC VISION & CORE VALUES

TSMC's Vision

Our vision is to be the most advanced and largest technology and foundry services provider to fabless companies and IDMs, and in partnership with them, to forge a powerful competitive force in the semiconductor industry.

To realize our vision, we must have a trinity of strengths:
(1) Be a technology leader, competitive with the leading IDMs
(2) Be the manufacturing leader
(3) Be the most reputable, service-oriented and maximum-total-benefits silicon foundry

TSMC Core Values

Integrity - Integrity is our most basic and most important core value. We tell the truth. We believe the record of our accomplishments is the best proof of our merit. Hence, we do not brag. We do not make commitments lightly. Once we make a commitment, we devote ourselves completely to meeting that commitment. We compete to our fullest within the law, but we do not slander our competitors and we respect the intellectual property rights of others. With vendors, we maintain an objective, consistent, and impartial attitude. We do not tolerate any form of corrupt behavior or politicking. When selecting new employees, we place emphasis on the candidates' qualifications and character, not connections or access.

Commitment - TSMC is committed to the welfare of customers, suppliers, employees, shareholders, and society. These stakeholders all contribute to TSMC's success, and TSMC is dedicated to serving their best interests. In return, TSMC hopes all these stakeholders will make a mutual commitment to the Company.

Innovation - Innovation is the wellspring of TSMC's growth, and is a part of all aspects of our business, from strategic planning, marketing and management, to technology and manufacturing. At TSMC, innovation means more than new ideas, it means putting ideas into practice.

Customer Partnership - At TSMC, customers come first. Their success is our success, and we value their ability to compete as we value our own. We strive to build deep and enduring relationships with our customers, who trust and rely on us to be part of their success over the long term.



TSMC Board of Directors
Back row, from the left: Rick Tsai, F.C. Tseng, Chintay Shih
Front row, from the left: Stan Shih, Carly Fiorina, Morris Chang, Peter Bonfield, Lester Thurow



LETTER TO SHAREHOLDERS



VISI



Dear Shareholders,

In 2007, TSMC delivered its 6th consecutive annual growth in revenue since 2001. Although we saw weakened demand in the first quarter as customers worked down inventories, our revenue recovered in the following quarters with rising utilization rates and improving profitability quarter over quarter.

Due to customers' inventory correction that took place in early part of 2007, growth of the pure-play foundry segment of the semiconductor industry for the year was essentially flat, lagging the global semiconductor industry's estimated 4% growth. Nevertheless, in our 20th year as a public company, TSMC continued to enjoy a market share of about 50% in the pure-play foundry segment it created, and announced several major operational and technological developments. More importantly, better capital discipline in 2008 along with increasing capital productivity and operating efficiencies should put us in a stronger position for continued growth and higher profitability in future years.

Financial Results

Revenue for 2007 totaled NT$322.63 billion, a 1.6 percent increase compared with NT$317.41 billion in 2006. Net income was NT$109.18 billion, a decrease of 14 percent compared with net income of NT$127.01 billion earned in 2006. Diluted earnings per share decreased 15.8% to NT$4.14, compared with NT$4.92 for 2006. In US dollars, TSMC revenue for 2007 increased 0.7% to US$9.83 billion, while net income declined 15% to US$3.23 billion. Although TSMC registered another revenue record in 2007, a lower average utilization rate and a larger decline in average selling price than in 2006 contributed to the decrease in earnings.

Among other highlights in 2007, TSMC achieved:

- Total average billing utilization of 93%
- Average gross profit margin of 44.1%
- Average operating profit margin of 34.6%

During the year, TSMC shipped more than 8 million eight-inch equivalent wafers, representing about 7.5% of global IC wafer shipments.

Technology Innovations

TSMC continues to lead the semiconductor industry by pushing the boundaries of advanced technology. Our investment and long-term commitment in advanced technology development helps enable our customers to bring their leading-edge products first to market. In early 2007, TSMC delivered the foundry segment's first functional 65-nanometer embedded DRAM for customer product. In September of the same year, TSMC completed 45-nanometer technology qualification and entered production. In December, we announced, at the IEEE International Electron Devices Meeting in Washington DC, our development of the first 32-nanometer technology and the proven functionality of the test chip. Customers continue to move toward our more powerful and efficient 65nm and 45nm technologies. In 2007, we have increased our market share at the 65nm node and further solidified our leadership in advanced technologies. Meanwhile, the number of customers we have engaged in discussions for TSMC's 45nm technology is higher at this stage than we experienced for 65nm at the same ramp point.

Awards

In 2007, TSMC continued to receive recognition and awards from around the world as a corporate role model. Among the numerous media surveys conducted in 2007, *FinanceAsia*, *Corporate Governance Asia*, *The Asset Magazine*, and the *IR Magazine* all have awarded TSMC as the Best Corporate Governance, while *FinanceAsia* has also chosen TSMC as the Best Managed Company with the Best CFO and the Best Investor Relations in the Taiwan region. *IR Magazine* also awarded TSMC with the Grand Prix for Best Overall Investor Relations, Best Investment Meetings, Best IR by a CEO, and Best IR Officer. *CommonWealth Magazine* voted us the Most Admired Company for the 11th consecutive time and also awarded us with Excellence in Corporate Social Responsibility.

Corporate Development

The Company and Royal Philips Electronics announced in March 2007 a four-phased plan to facilitate an orderly exit by Philips from its TSMC shareholding. In the third phase of the program completed on December 31, 2007, the Company had repurchased a total of 800 million of its common shares over the open market from the Taiwan Stock Exchange, accounting for approximately 3.03% of its total outstanding shares, at an average price of NT$60.58 per share. The repurchased shares will be cancelled.

TSMC increased to 37 percent its ownership of outstanding shares of Vanguard International Semiconductor Corporation. We expect the investment will strengthen the Company's business alliance with Vanguard and advance our eight-inch wafer strategy.

Starting in 2008, Taiwan accounting rules require the expensing of employee profit sharing in the Company's financial statements. TSMC took an early leadership position by announcing in November 2006 a change in its profit sharing mechanism in order to better balance the interests of TSMC's employees and its shareholders. As we informed the market as well as our employees at that time, employee profit sharing for the year 2008 will be at 15% of 2008's net income, and the Company will start accruing such an amount in each quarter beginning the first quarter of 2008.

Outlook

As we begin our 21st year, management anticipates the global semiconductor market should grow by a mid-single digit rate in 2008, and that the foundry segment in general, and TSMC in particular, should grow by more than that.

While much depends on macro-economic developments globally, our 2008 results will benefit from the capacity that we have already built over the years along with improvements in capital productivity and operating efficiency. We are focused on balancing capacity installation with anticipated demand to maintain high utilization rates, which will have a positive impact on return on investment. Given TSMC's 2008 capacity plan, which represents an annual capacity increase of 12.7%, we expect the capital intensity ratio, defined as capital expenditure as a percentage of sales, will be lower this year. We are also focusing on pricing so that it will reflect the true value proposition that TSMC's products and services represent to our customers.

The semiconductor competitive landscape will continue to transform itself as the costs associated with designing and producing advanced technology continues to grow. Customers and suppliers are today dealing with new processes and new materials as complex and costly as they are powerful. All of us at TSMC will continue to commit ourselves to enabling our customers' success and increasing our shareholders' value throughout 2008 and beyond.





Morris Chang
Chairman

Rick Tsai
President and CEO



Capacity Plan
2006
19%
7.1 million
2007
17%
8.3 million
2008
13%
9.3 million
Annual Growth Rate
Capacity: 8-inch equivalent wafers



Sales Breakdown by Technology
2006
49%
2007
55%
2008
61%
0%
100%
≥ 0.15μm
≤ 0.13μm
2008 wafer shipment is expected to be approximately 9 million 8-inch equivalent wafers.







2. COMPANY PROFILE




VALUE



2.1 An Introduction to TSMC

TSMC is the world's largest dedicated semiconductor foundry. Founded on February 21, 1987 and headquartered in Hsinchu, Taiwan, TSMC pioneered the business model of focusing solely on manufacturing customers' semiconductor designs. As a dedicated semiconductor foundry, the company does not design, manufacture, or market semiconductor products under its own brand name, ensuring that TSMC does not compete directly with its customers.

TSMC's diverse global customer base ensures that TSMC-manufactured microchips are used in a broad variety of applications, including various segments of the computer, communications and consumer electronics markets.

Total capacity of the manufacturing facilities managed by TSMC, including subsidiaries and joint ventures, was 8.29 million 8-inch equivalent wafers in 2007. In Taiwan, TSMC operates two advanced 12-inch wafer fabs, four 8-inch wafer fabs, and one 6-inch wafer fab. TSMC also manages two 8-inch fabs at wholly owned subsidiaries: WaferTech in the United States and TSMC (Shanghai) Company, Ltd. in China. In addition, TSMC obtains 8-inch wafer capacity from other companies in which TSMC has an equity interest.

TSMC provides customer service through its account management and engineering services offices in North America, Europe, Japan, China, South Korea, and India. The company employed more than 20,000 people worldwide as of the end of 2007.

TSMC continued to lead the industry in advanced process technologies. Already first to provide 65nm production capacity, TSMC in 2007 became the first foundry to provide 45nm production. In addition to general-purpose logic process technology, TSMC supports the wide-ranging needs of its customers with embedded non-volatile memory, embedded DRAM, mixed signal/RF, high voltage, CMOS image sensor, color filter, and silicon germanium technologies. In December 2007, TSMC announced at the IEDM conference in Washington the foundry's first 32nm technology with functional SRAM.

The company is listed on the Taiwan Stock Exchange (TSE) under ticker number 2330, and its American Depositary Shares trade on the New York Stock Exchange (NYSE) under the symbol TSM.

2.2 Market/Business Summary

2.2.1 TSMC Achievements

In 2007, TSMC maintained its leading position in the dedicated foundry segment of the global semiconductor industry, with an estimated market segment share of 47%, above twice the share of its closest competitor. TSMC achieved this result amid fierce competition from both established players and relatively new entrants to the business.

A key contributory factor to TSMC's strong position is its lead in advanced process technologies. In 2007, 55% of TSMC's wafer revenue came from manufacturing processes with geometries of 0.13μm and below. A critical milestone was reached in December 2007, when TSMC shipped its one-millionth 90nm 12-inch wafer. Moreover, TSMC also achieved volume production of the 45nm process as well as development of the leading-edge 32nm process, both industry firsts. By the fourth quarter of 2007, more than 39% of TSMC's revenue came from 90nm processes or below.

In line with its unwavering focus on customer partnership, TSMC offers innovative services as well as advanced technologies. Among the many innovative services unveiled in 2007 were: Multi-Layer Mask Service, which enables maximum customer flexibility in prototyping single or multi-chip verifications or small volume production runs; Reference Flow™ 8.0, the latest generation of TSMC's design methodology, which increases yield, lowers risks and improves design margins; and Active Accuracy Assurance, which enables design optimization critical for silicon success in leading-edge technologies such as 45nm.

TSMC continued to advance the semiconductor roadmap in 2007. Examples of technologies the Company developed or rolled out include:

- 32nm technology with functional SRAM
- 45nm technology
- 55nm technology, a 90% linear shrink from 65nm
- 65nm mixed signal and radio frequency (MS/RF) technologies
- 65nm embedded DRAM technology
- 0.13μm embedded flash memory
- 0.16μm high voltage process for small panel single chip drivers
- 0.20μm process for larger panel source drivers
- 0.25μm bipolar complementary device (BCD)
- 1.00μm ultra high voltage process

In addition, a major focus of TSMC's technology development in 2007 was its quarter-node strategy. TSMC unveiled CMOS Logic 0.152μm, CMOS Mixed Signal 0.152μm, CMOS Logic 0.12μm, CMOS Logic 85nm General, and CMOS Logic 85nm Low Power technologies. These quarter-node technologies enabled customers to produce their IC chips even more cost-effectively by shrinking the process nodes.

2.2.2 Market Overview

The integrated circuit (IC) market in 2007 reached US$218.5 billion in revenue, an increase of 4.3% over 2006. This represented 85% of total worldwide semiconductor revenue of US$256 billion. Growth of fabless design companies slightly outpaced that of integrated device manufacturers (IDMs) in 2007, with a market share of 21% of total IC revenues. IC foundry, a manufacturing sub-segment of the IC industry that serves both fabless companies and IDMs, generated total revenues of US$24.3 billion in 2007, up 4.3% year on year, while revenues from dedicated IC foundries such as TSMC reached US$20.7 billion, up 4% from 2006. It is estimated that the production value of dedicated IC foundries accounted for 19% of worldwide IC revenues in 2007.

In 2007, the largest geographic market for dedicated foundry services was North America, which accounted for 59% of overall dedicated foundry revenue. The second largest geographic market was Asia Pacific (excluding Japan), which accounted for 26% of total dedicated foundry revenue in 2007. European-based customers accounted for 9%, and orders from companies based in Japan contributed 6%.

2.2.3 Industry Outlook, Opportunities and Threats

Industry Demand and Supply Outlook

The semiconductor market in 2007 experienced modest growth of 3.5%. For 2008, based on current market conditions, semiconductor market growth could be around the mid single digit depending on the level of global economic growth. As the inventory level in general appears normal at the beginning of 2008, the growth of the foundry segment could outperform the semiconductor industry by a few percentage points in 2008. On the other hand, the foundry capacity could expand at 13% in 2008 according to IC Insights, compared with the 15% compound annual growth rate of the past 3 years. This indicates that there may be more cautious capacity investment from major foundry players in response to slowing industry demand.

Opportunities and Threats in the Foundry Sector of the Semiconductor Market

Despite the fact that the semiconductor market as a whole is maturing, TSMC believes that foundry services, the sector TSMC competes in, will play an increasingly important role as the IC industry becomes more reliant on outsourced manufacturing. IC Insights forecasts that by 2012, 27% of global semiconductor revenue will come from dedicated foundries, compared with 19% in 2007. Consequently, the dedicated foundry sector is forecast to grow at a rate of 12% in 2008, outpacing overall industry growth. As the leader in dedicated foundry services, TSMC is well positioned to capture the faster growth opportunities of this sector. On the other hand, threats remain, such as the continuing fall in wafer prices, due to the fact that the IC industry is prone to fast-declining end application prices, as well as potential industry overcapacity if the global economic climate experiences a downturn.

2.2.4 TSMC Position, Differentiation and Strategy

Position

As the leader in the dedicated foundry segment of the IC manufacturing industry, TSMC commanded a 47% share of this segment in 2007, with total revenue of US$9.8 billion. In terms of geographic distribution categorized by company headquarters, 77% of total revenue came from North America, 11% from the Asia Pacific region excluding Japan, 9% from Europe, and 3% from Japan. In terms of end product application, 32% of total revenue came from the computing sector, 42% from communications, 17% from consumer products, and 9% from other categories, such as industrial products.

Differentiation

TSMC's leading industry position is based on a trinity of key differentiating strengths: technology leadership, manufacturing excellence, and customer partnership. As a technology leader, TSMC has consistently been the first dedicated foundry to develop the next generation of leading-edge technologies. As a manufacturing leader, TSMC is renowned for its yield management, and offers best-in-class support services to expedite time-to-market and time-to-volume. And, in customer partnership, TSMC works closely with its customers on end-to-end collaboration to optimize design and manufacturing efficiencies. Going forward, TSMC will continue building on this trinity of strengths to provide the best overall value to its customers.

Strategy

TSMC is confident its differentiating strengths will enable it to leverage the attractive growth opportunities in the foundry sector going forward. TSMC works constantly to ensure that these strengths are maintained and improved, both in the short-term and in the long-term. For example, TSMC is intensively working on the leading-edge 32nm process to maintain its technology leadership position, and is poised to be the first dedicated foundry player to roll out production in that technology. Numerous efforts are also underway to ensure manufacturing excellence, such as continuing enhancement of Design-For-Manufacturing (DFM) support services to increase yield and efficiency. Finally, TSMC conducts throughout the year customer reviews and surveys to better understand customer needs and wants, and accordingly adjusts its offering in response, thereby strengthening its partnership with customers.

To counter the ongoing challenge of falling wafer prices, TSMC's long-term and short-term development plans are to continue strengthening its core capabilities and value propositions; including its ability to deliver customer product to market earlier and with better functionality, advanced and mainstream technologies with sufficient capacity support and flexible manufacturing, and focus on customer service. In addition, TSMC will continue optimizing its service portfolio in order to balance profitability and growth.

2.3 Organization

2.3.1 Organization Chart



Shareholders' Meeting
Audit Committee
Compensation Committee
Board of Directors
Chairman
Vice Chairman
President & CEO
Research and Development
Information Technology
Design and Technology Platform
Human Resources
Quality and Reliability
Corporate Planning
Worldwide Sales and Marketing
Materials Management and Risk Management
Advanced Technology Business
Mainstream Technology Business

Note: Beginning March 1, 2008, TSMC re-structured its business organization in order to improve the company's structural profitability and further strengthen customer partnerships by forming the new Advanced Technology Business Organization and Mainstream Technology Business Organization. These two new organizations will respectively take responsibility for formulation, development, and execution of advanced technology and mainstream technology business objectives.


Finance & Spokesperson
Legal
China
Special Projects
Internal Audit

2.3.2 Major Corporate Functions

Research and Development

- Advanced technology research and development, and exploratory research and development

Information Technology

- Technology and business system integration, Information technology infrastructure, and IT development and operation

Design and Technology Platform

- Design services and technology platform development

Human Resources

- Human resources management and organizational development

Quality and Reliability

- Quality and reliability management

Corporate Planning

- Production planning and control, industrial engineering, and operational efficiency

Worldwide Sales and Marketing

- Brand Management — corporate brand management
- Market Research — market analysis, forecast and research
- Customer Service — customer loyalty and solutions management
- Regional Operations — business development and account services for the North American, European, Japanese, and Asian regions

Materials Management and Risk Management

- Purchasing, warehousing, import and export, logistics support, industrial safety, and environmental protection

Advanced Technology Business

- Manufacturing Operations (Fabs 12 and 14), new fab planning, manufacturing technology integration, advanced product engineering, mask manufacturing, advanced technology business development, and technology and service marketing

Mainstream Technology Business

- Manufacturing Operations (Fabs 2, 3, 5, 6, and 8), mainstream product engineering, backend technology and service, mainstream technology business development, capacity management, and technology and service marketing

Finance & Spokesperson

- Finance and accounting services including investor relations, public relations, treasury, tax, asset management, strategic investment, and financial and accounting management
- Corporate spokesperson

Legal

- Corporate legal affairs, litigation, commercial transactions, patents and other intellectual property management

China

- Business strategy and development, manufacturing operations, and account services in China

Special Projects

- Ongoing new business initiatives and developing new strategic businesses

Internal Audit

- Internal audit and process compliance

2.4 Board Members

2.4.1 Information Regarding Board Members

Title/Name	Date Elected	Term Expires	Date First Elected	Shareholding When Elected		Current Shareholding	
				Shares	%	Shares	%
Chairman Morris Chang	05/16/2006	05/15/2009	12/10/1986	112,677,772	0.46%	116,637,208	0.46%
Vice Chairman F.C. Tseng	05/16/2006	05/15/2009	05/13/1997	39,010,891	0.16%	36,602,589	0.14%
National Development Fund, Executive Yuan Representative: (Note 1, 2) Director Chintay Shih	05/16/2006	05/15/2009	12/10/1986	1,581,649,966 -	6.39% -	1,637,228,303 -	6.39% -
Director Rick Tsai	05/16/2006	05/15/2009	06/03/2003	25,466,795	0.10%	31,261,025	0.12%
Independent Director Sir Peter Leahy Bonfield	05/16/2006	05/15/2009	05/07/2002	-	-	-	-
Independent Director Lester Carl Thurow	05/16/2006	05/15/2009	05/07/2002	-	-	-	-
Independent Director Stan Shih	05/16/2006	05/15/2009	04/14/2000	1,415,785	0.01%	1,465,534	0.01%
Independent Director Carleton (Carly) S. Fiorina	05/16/2006	05/15/2009	05/16/2006	-	-	-	-

Remarks:
1. No member of the Board of Directors held TSMC shares by nominee arrangement.
2. No member of the Board of Directors had a spouse or relative within two degrees of consanguinity serving as a manager or director at TSMC.

Note 1: Major Shareholder of TSMC's Director that is a Juridical Person Shareholder

Director that is a Juridical Person Shareholder	Top 10 Shareholders
National Development Fund, Executive Yuan	Not Applicable

Note 2: Major shareholder of juridical person shareholder as stated in note 1: Not applicable.

As of 02/29/2008

Spouse & Minor Shareholding		Selected Education, Past Positions & Current Positions at Non-profit Organizations	Selected Current Positions at TSMC and Other Companies
Shares	%		
121,430	0.00%	Ph.D., Electrical Engineering, Stanford University, USA Master Degree, Mechanical Engineering, MIT Chairman, Industrial Technology Research Institute President & COO, General Instrument Corporation Group Vice-President, Texas Instruments CEO, TSMC Supervisor, Industrial Technology Research Insitute Life Member Emeritus of MIT Corporation Member of National Academy of Engineering, USA Trustee of the Eisenhower Foundation Member of the Committee of 100 Fellow of Computer History Museum, USA Member of the International Advisory Committee of NYSE Euronext Board of Directors	None
131,532	0.00%	Ph.D., Electrical Engineering, National Chengkung University, Taiwan President, Vanguard International Semiconductor Corporation President, TSMC Deputy CEO, TSMC	Chairman, TSMC (Shanghai) Company Ltd. Chairman, Global Unichip Corporation Director, Prosperity Venture Capital Corporation Director, digimax, Inc. Director, Allegro Manufacturing Pte, Ltd.
-	-		
154,676	0.00%	Ph.D., Electrical Engineering, Princeton University, USA President, Industrial Technology Research Institute Director of Vanguard International Semiconductor Corporation Professor and Dean, College of Technology Management, National Tsinghua University Managing Director and Special Advisor, Industrial Technology Research Institute	Director, Industrial Technology Investment Corporation
-	-	Ph.D., Material Science, Cornell University, USA President, Vanguard International Semiconductor Corporation COO, TSMC Executive Vice President, Worldwide Marketing and Sales, TSMC	President & CEO, TSMC Director, TSMC subsidiary companies
-	-	Honours Degree in Engineering, Loughborough University Fellow of the Royal Academy of Engineering Chairman and CEO, ICL Plc CEO and Chairman of the Executive Committee, British Telecommunications Plc Vice President, the British Quality Foundation	Chairman of Supervisory Board, NXP B.V. Director, L.M. Ericsson, Sweden Director, Mentor Graphics Corporation Inc., Oregon, USA Director, Sony Corporation, Japan Member of the Sony Corporation Advisory Board Director, Actis Capital LLP Board Director, Dubai International Capital Member of the Citigroup International Advisory Board
-	-	Ph.D., Economics, Harvard University, USA Dean, Sloan School of Management, MIT Jerome and Dorothy Lemelson Professor of Management and Economics, Sloan School of Management, MIT	Director, Analog Devices Inc.
15,956	0.00%	Honorary Doctor of International Law, Thunderbird American Graduate School of International Management, USA Honorary Fellowship, University of Wales, Cardiff, UK Honorary Doctor of Technology, The Hong Kong Polytechnic University, Hong Kong Honorary EE Ph.D., MSEE, BSEE, National Chiao Tung University, Taiwan Co-Founder and Chairman Emeritus of the Acer Group	Group Chairman, iD SoftCapital Director, Acer Incorporated Director, Qisda Corporation Director, Wistron Corporation Director, Nan Shan Life Insurance Company, Ltd.
-	-	Master Degree in Business Administration, Robert H. Smith School of Business, University of Maryland at College Park, Md. Master Degree, Science, MIT's Sloan School Bachelor Degree in Medieval History and Philosophy, Stanford University, USA Senior Management, AT&T and Lucent Technologies Chairman and Chief Executive Officer, Hewlett-Packard Director, CyberTrust Director, MIT Corporation Board of Trustees	Director, Revolution Health Group LLC

2.4.2 Directors' Professional Qualifications and Independence Analysis

According to the relevant requirements set by Taiwan's Securities and Futures Bureau, the professional qualifications and independence status of the Company's Board members are listed in the table below.

Name/Criteria	Meet One of the Following Professional Qualification Requirements, Together with at Least Five Years Work Experience		
	An Instructor or Higher Position in a Department of Commerce, Law, Finance, Accounting, or Other Academic Department Related to the Business Needs of the Company in a Public or Private Junior College, College or University	A Judge, Public Prosecutor, Attorney, Certified Public Accountant, or Other Professional or Technical Specialists Who Has Passed a National Examination and Been Awarded a Certificate in a Profession Necessary for the Business of the Company	Have Work Experience in the Area of Commerce, Law, Finance, or Accounting, or Otherwise Necessary for the Business of the Company
Chairman Morris Chang			✓
Vice Chairman F.C. Tseng			✓
Director Chintay Shih			✓
Director Rick Tsai			✓
Independent Director Sir Peter Leahy Bonfield			✓
Independent Director Lester Carl Thurow	✓		
Independent Director Stan Shih			✓
Independent Director Carleton (Carly) S. Fiorina			✓

Note: Directors or Supervisors, during the two years before being elected or during the term of office, have been or be any of the following, please tick the appropriate corresponding boxes:

1. Not an employee of the company or any of its affiliates;
2. Not a director or supervisor of the company or any of its affiliates. The same does not apply, however, in cases where the person is an independent director of the company, its parent company, or any subsidiary in which the company holds, directly or indirectly, more than 50% of the voting shares;
3. Not a natural-person shareholder who holds shares, together with those held by the person's spouse, minor children, or held by the person under others' names, in an aggregate amount of 1% or more of the total number of outstanding shares of the company or ranking in the top 10 in holdings;
4. Not a spouse, relative within the second degree of kinship, or lineal relative within the fifth degree of kinship, of any of the persons in the preceding three subparagraphs;
5. Not a director, supervisor, or employee of a corporate shareholder that directly holds 5% or more of the total number of outstanding shares of the company or that holds shares ranking in the top five in holdings;
6. Not a director, supervisor, officer, or shareholder holding 5% or more of the shares, of a specified company or institution that has a financial or business relationship with the company;
7. Not a professional individual who, or an owner, partner, director, supervisor, or officer of a sole proprietorship, partnership, company, or institution that, provides commercial, legal, financial, accounting services or consultation to the company or to any affiliate of the company, or a spouse thereof;
8. Not having a marital relationship, or a relative within the second degree of kinship to any other director of the company;
9. Not been a person of any conditions defined in Article 30 of the Company Law; and
10. Not a governmental, juridical person or its representative as defined in Article 27 of the Company Law.

Criteria (Note)										
1	2	3	4	5	6	7	8	9	10	Number of Other Public Companies Concurrently Serving as an Independent Director
✓	✓		✓	✓	✓	✓	✓	✓	✓	0
✓			✓	✓	✓	✓	✓	✓	✓	0
✓	✓	✓	✓	✓	✓	✓	✓	✓		0
			✓	✓	✓	✓	✓	✓	✓	0
✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	0
✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	0
✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	0
✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	0

2.4.3 Remuneration Paid to Directors (Note 1)

Unit: NT$ thousands

Title/Name	Remuneration						Total Remuneration (A+B+C) as a % of 2007 Net Income	
	Base Compensation (A)		Profit Sharing (B) (Note 3)		Allowances (C) (Note 4)			
	From TSMC	From All Consolidated Entities	From TSMC	From All Consolidated Entities	From TSMC	From All Consolidated Entities	From TSMC	From All Consolidated Entities
Chairman Morris Chang	23,856	23,856	176,890	176,890	6,011	6,011	0.19%	0.19%
Vice Chairman F.C. Tseng								
Koninklijke Philips Electronics N.V. Representative: Director J.C. Lobbezoo (Note 2)								
National Development Fund, Executive Yuan Representative: Director Chintay Shih								
Director Rick Tsai								
Independent Director Sir Peter Leahy Bonfield								
Independent Director Lester Carl Thurow								
Independent Director Stan Shih								
Independent Director Carleton (Carly) S. Fiorina								

Note 1: Remuneration Policies: The base compensation for the Chairman, Vice-Chairman and directors are determined in accordance with the procedures set forth in TSMC's Articles of Incorporation. The Articles of Incorporation also provides that TSMC shall allocate no more than 0.3% of earnings available for distribution as bonus to directors. The distribution of compensation to directors shall be made in accordance with TSMC's "Rules for Distribution of Compensation to Directors".

Note 2: Koninklijke Philips Electronics N.V. resigned from TSMC's Board on March 9, 2007.

Note 3: The Board adopted a proposal for 2007 compensation to TSMC's directors in the amount of NT$176,890 thousand at its meeting on February 19, 2008. The proposed compensation will be effected upon the approval of shareholders at the Annual Shareholder Meeting on June 13, 2008.

Note 4: Includes allowances for company cars. Compensation paid to company drivers totaled NT$3,901 thousand.

Note 5: Represents cumulative employee stock options exercisable as of the date of this Annual Report.

Note 6: Total remuneration paid to TSMC's directors and supervisors in 2006 was NT$663,666 thousand, accounting for 0.52% of 2006 net income.

Remuneration Paid to Directors (Note 1)

	2007			
	Total Remuneration (A+B+C)		Total Compensation (A+B+C+D+E)	
	From TSMC	From All Consolidated Entities	From TSMC	From All Consolidated Entities
Under NT$2,000,000	Rick Tsai (Note 2)		-	-
NT$2,000,000 ~ NT$5,000,000	Koninklijke Philips Electronics N.V.		Koninklijke Philips Electronics N.V.	
NT$5,000,000 ~ NT$10,000,000	-	-	-	-
NT$10,000,000 ~ NT$15,000,000	-	-	-	-
NT$15,000,000 ~ NT$30,000,000	Morris Chang F.C. Tseng National Development Fund, Executive Yuan Sir Peter Leahy Bonfield Lester Carl Thurow Stan Shih Carleton (Carly) S. Fiorina		Morris Chang F.C. Tseng National Development Fund, Executive Yuan Sir Peter Leahy Bonfield Lester Carl Thurow Stan Shih Carleton (Carly) S. Fiorina	
NT$30,000,000 ~ NT$50,000,000	-	-	-	-
NT$50,000,000 ~ NT$100,000,000	-	-	-	-
Over NT$100,000,000	-	-	Rick Tsai	
Total	9		9	

Note 1: The proposed compensation will be effected upon the approval of shareholders at the Annual Shareholder Meeting on June 13, 2008.

Note 2: According to the Company's Articles of Incorporation, directors who also serve as executive officers of this Corporation are not entitled to receive bonus to directors. As a result, no director remuneration was paid to Dr. Rick Tsai.

Compensation Earned as Employee of TSMC or of TSMC's Consolidated Entities								Total Compensation (A+B+C+D+E) as a % of 2007 Net Income (Note 6)		Compensation Paid to Directors from Non-consolidated Affiliates
Base Compensation, Bonuses, and Allowances (D)		Employee Profit Sharing (E)				Exercisable Employee Stock Options (Note 5) (F)				
From TSMC	From All Consolidated Entities	From TSMC		From All Consolidated Entities		From TSMC	From All Consolidated Entities	From TSMC	From All Consolidated Entities	
		Cash	Stock (Fair Market Value)	Cash	Stock (Fair Market Value)					
9,744	9,744	26,000	149,511	26,000	149,511	1,611	1,611	0.36%	0.36%	0

2.5 Management Team

2.5.1 Information Regarding Management Team

Title (Note 1)/Name	Date Effective (Note 2)	Shareholding		Spouse & Minor		TSMC Shareholding by Nominee Arrangement (Shares)
		Shareholding	%	Shareholding	%	
President & Chief Executive Officer Rick Tsai	07/01/2005	31,261,025	0.12%	-	-	-
Senior Vice President Special Projects Kenneth Kin	07/04/2001	6,030,912	0.02%	-	-	-
Senior Vice President & Chief Information Officer Information Technology & Materials Management and Risk Management Stephen T. Tso	12/31/2004	14,262,599	0.06%	-	-	-
Senior Vice President Advanced Technology Business Mark Liu	12/01/2005	12,181,439	0.05%	-	-	-
Senior Vice President Mainstream Technology Business C.C. Wei	12/01/2005	8,044,114	0.03%	259	0.00%	-
Vice President Mainstream Technology Business M.C. Tzeng	01/01/2002	7,057,682	0.03%	101,699	0.00%	-
Vice President & General Counsel Richard Thurston	01/02/2002	3,360,833	0.01%	-	-	-
Vice President, Chief Financial Officer & Spokesperson Lora Ho	09/08/2003	5,681,674	0.02%	109,170	0.00%	-
Vice President Human Resources P.H. Chang	02/17/2004	3,775,456	0.01%	-	-	-
Vice President Worldwide Sales and Marketing Jason C.S. Chen	03/31/2005	1,782,270	0.01%	122	0.00%	-
Vice President Design and Technology Platform Fu-Chieh Hsu	03/31/2006	1,350,874	0.01%	-	-	-
Vice President Research and Development Wei-Jen Lo	06/05/2006	2,095,378	0.01%	-	-	-
Vice President Research and Development Jack Sun	06/23/2006	5,070,698	0.02%	-	-	-
Vice President Advanced Technology Business Y.P. Chin	02/19/2008	7,454,537	0.03%	2,243,420	0.01%	-
Vice President Quality and Reliability N.S. Tsai	02/19/2008	1,969,556	0.01%	296,272	0.00%	-
Senior Director Corporate Planning L.C. Tu	06/25/2002	8,732,786	0.03%	1,239,999	0.00%	-
Senior Director Internal Audit Jan Kees van Vliet	10/15/2003	1,623,356	0.01%	-	-	-

Note 1: TSMC's business organization was re-structured beginning March 1, 2008.

Note 2: The date effective means the offical date joining the Management Team.

As of 02/29/2008

Education & Selected Past Positions	Selected Current Positions at Other Companies	Managers Who are Spouses or within Second-degree Relative of Consanguinity to Each Other		
		Title	Name	Relation
Ph.D., Material Science, Cornell University, USA Executive Vice President, Worldwide Marketing and Sales, TSMC COO, TSMC President, Vanguard International Semiconductor Corp.	Director, TSMC subsidiary companies	-	-	-
Ph.D., Nuclear Engineering and Applied Physics, Columbia University, USA Vice President, Worldwide Sales & Services, IBM Microelectronics Division	Director, TSMC subsidiary companies	-	-	-
Ph.D., Materials Science & Engineering, University of California, Berkeley, USA President, WaferTech, LLC Senior Vice President, Operations, TSMC	Director, TSMC subsidiary companies	-	-	-
Ph.D., Electrical Engineering & Computer Science, University of California, Berkeley, USA Vice President, South Site Operation, TSMC President, Worldwide Semiconductor Manufacturing Corp.	None	-	-	-
Ph.D., Electrical Engineering, Yale University, USA Vice President, South Site Operation, TSMC Senior Vice President, Chartered Semiconductor Manufacturing Ltd.	Director, TSMC subsidiary companies Director, TSMC affiliated companies	-	-	-
Master, Applied Chemistry, Chungyuan University, Taiwan Senior Director, Fab 2 Operation, TSMC	None	Department Manager	M.J. Tzeng	Siblings
J.D., Rutgers School of Law, State University of New Jersey, USA Ph.D., History, University of Virginia, USA Partner, Haynes Boone, LLP. Vice President Corporate Staff, Assistant General Counsel, Texas Instruments Incorporated	Director, TSMC subsidiary companies Director, TSMC affiliated companies	-	-	-
Master, Finance, National Taiwan University, Taiwan Senior Director, Accounting, TSMC Vice President, TI-Acer Semiconductor Manufacturing Corp.	Director and/or Supervisor, TSMC subsidiary companies Supervisor, TSMC affiliated companies	-	-	-
Ph.D., Materials Science & Engineering, Purdue University, USA Senior Director, Materials Management, TSMC Vice President, Worldwide Semiconductor Manufacturing Corp.	None	-	-	-
Master, Business Administration, University of Missouri-Columbia, USA Vice President & Co-Director of Worldwide Sales & Marketing Group, Intel	Director, TSMC subsidiary companies	-	-	-
Ph.D., Electrical Engineering and Computer Sciences, University of California, Berkeley, USA Chairman and CEO, Monolithic System Technology Inc. Chairman and President, Myson Technology Inc.	Director, TSMC subsidiary companies	-	-	-
Ph.D., Solid State Physics & Surface Chemistry, University of California, Berkeley, USA Director, Advanced Technology Development & CTM Plant Manager, Intel	None	-	-	-
Ph.D., Electrical Engineering, University of Illinois, USA Senior Director, Logic Technology Division, TSMC	None	-	-	-
Master, Electricl Engineering, National Cheng Kung University, Taiwan Senior Director, Product Engineering & Services, TSMC	None	-	-	-
Ph.D., Material Science, Massachusetts Institute of Technology, USA Senior Director, Assembly Test Technology & Service, TSMC Vice President, Operations, Vanguard International Semiconductor Corp.	None	-	-	-
Master, Business Administration, Tulane University, USA Senior Director, Fab 5 Operation, TSMC	None	-	-	-
Master, Management, Delft/Erasmus University, the Netherlands Senior Director, Pricing & Business Process, TSMC Chief Financial Officer & member of the Board of Management, Philips Taiwan	None	-	-	-

2.5.2 Compensation Paid to President and Vice Presidents (Note 1)

Unit: NT$ thousands

Title	Name	Salary		Bonuses and Allowances (Note 2)	
		From TSMC	From All Consolidated Entities	From TSMC	From All Consolidated Entities
President & Chief Executive Officer	Rick Tsai	50,940	50,940	17,384	17,522
Senior Vice President Special Projects	Kenneth Kin				
Senior Vice President & Chief Information Officer Information Technology & Materials Management and Risk Management	Stephen T. Tso				
Senior Vice President Advanced Technology Business	Mark Liu				
Senior Vice President Mainstream Technology Business	C.C. Wei				
Vice President Mainstream Technology Business	M.C. Tzeng				
Vice President & General Counsel	Richard Thurston				
Vice President Chief Financial Officer & Spokesperson	Lora Ho				
Vice President Human Resources	P.H. Chang				
Vice President Worldwide Sales and Marketing	Jason C.S. Chen				
Vice President Design and Technology Platform	Fu-Chieh Hsu				
Vice President Research and Development	Wei-Jen Lo				
Vice President Research and Development	Jack Sun				

Note 1: Compensation Policy: The cash compensation and profit sharing paid to the president and each vice president are also reviewed by the Compensation Committee individually based on their job responsibility, contribution and performance before the compensation and profit sharing proposals are submitted to the Board of Directors for approval.

Note 2: Include the use of company cars. Compensation paid to the drivers totaled NT$4,669 thousand.

Note 3: The Board adopted a proposal for 2007 employee profit sharing distribution in 2008 with respect to 2007 earnings at its meeting on February 19, 2008. The above-mentioned figures are preliminary and the proposed employee profit sharing distribution will be processed after the approval of the same by shareholders at the Annual Shareholder Meeting on June 13, 2008.

Note 4: Total compensation paid to TSMC's president and vice presidents in 2006 was NT$1,791,128 thousand, accounting for 1.41% of 2006 net income.

Note 5: Represents cumulative employee stock options exercisable as of the date of this Annual Report.

Compensation Paid to President and Vice Presidents (Note)

	2007	
	From TSMC	From All Consolidated Entities
Under NT$2,000,000	-	-
From NT$2,000,000 ~ NT$5,000,000	-	-
From NT$5,000,000 ~ NT$10,000,000	-	-
From NT$10,000,000 ~ NT$15,000,000	-	-
From NT$15,000,000 ~ NT$30,000,000	-	-
From NT$30,000,000 ~ NT$50,000,000	-	-
From NT$50,000,000 ~ NT$100,000,000	C.C. Wei, M.C. Tzeng, Richard Thurston, Lora Ho, P.H. Chang, Jason C.S. Chen, Fu-Chieh Hsu, Wei-Jen Lo, Jack Sun	
Over NT$100,000,000	Rick Tsai, Kenneth Kin, Stephen T. Tso, Mark Liu	
Total	13	

Note: The Board adopted a proposal for 2007 employee profit sharing distribution in 2008 with respect to 2007 earnings at its meeting on February 19, 2008. The above-mentioned figures are preliminary and the proposed employee profit sharing distribution will be processed after the approval of the same by shareholders at the Annual Shareholder Meeting on June 13, 2008.

Employee Profit Sharing (Note 3)				Total Compensation as a % of 2007 Net Income (Note 4)		Exercisable Employee Stock Options (Note 5)		Compensation Received from Non-consolidated Affiliates
From TSMC		From All Consolidated Entities		From TSMC	From All Consolidated Entities	From TSMC	From All Consolidated Entities	
Cash	Stock (Fair Market Value)	Cash	Stock (Fair Market Value)					
162,395	933,838	162,395	933,838	1.07%	1.07%	2,892	2,892	0

2.5.3 Employee Profit Sharing Granted to Management Team (Note)

Unit: NT$ thousands

Title	Name
President & Chief Executive Officer	Rick Tsai
Senior Vice President, Special Projects	Kenneth Kin
Senior Vice President & Chief Information Officer Information Technology & Materials Management and Risk Management	Stephen T. Tso
Senior Vice President, Advanced Technology Business	Mark Liu
Senior Vice President, Mainstream Technology Business	C.C. Wei
Vice President, Mainstream Technology Business	M.C. Tzeng
Vice President & General Counsel	Richard Thurston
Vice President, Chief Financial Officer & Spokesperson	Lora Ho
Vice President, Human Resources	P.H. Chang
Vice President, Worldwide Sales and Marketing	Jason C.S. Chen
Vice President, Design and Technology Platform	Fu-Chieh Hsu
Vice President, Research and Development	Wei-Jen Lo
Vice President, Research and Development	Jack Sun
Senior Director, Corporate Planning	L.C. Tu
Senior Director, Internal Audit	Jan Kees van Vliet

Note: The Board adopted a proposal for 2007 employee profit sharing distribution in 2008 with respect to 2007 earnings at its meeting on February 19, 2008. The above-mentioned figures are preliminary and the proposed employee profit sharing distribution will be processed after the approval of the same by shareholders at the Annual Shareholder Meeting on June 13, 2008.

Stock (Fair Market Value)	Cash	Total Employee Profit Sharing	Total Employee Profit Sharing Paid to Management Team as a % of 2007 Net Income
992,134	172,532	1,164,666	1.07%



5 CORPORATE GOVERNANCE



TRUST

TSMC advocates and acts upon the principles of operational transparency and respect for shareholder rights. We believe that the basis for successful corporate governance is a sound and effective Board of Directors. In line with this principle, TSMC's Board of Directors established an Audit Committee in 2002 and a Compensation Committee in 2003.

TSMC's corporate governance was recognized in 2007 with the "Best Corporate Governance Award" for the Hong Kong and Taiwan regions from *IR Magazine*, the "Best in Taiwan of Asset Corporate Governance Awards 2007" from *The Asset Magazine*, the "Corporate Governance Asia Recognition in Taiwan" from *Corporate Governance Asia*. It was also recognized as the company "Most Committed to Corporate Governance" for the Taiwan region by *FinanceAsia Magazine*.

3.1 Board of Directors

TSMC's Board of Directors consists of eight distinguished members with a great breadth of experience as world-class business leaders or scholars. Four of the eight members are independent directors: former British Telecommunications Chief Executive Officer, Sir Peter Bonfield; Professor Lester Thurow from the Massachusetts Institute of Technology; former Acer Group Chairman, Mr. Stan Shih; and former Hewlett-Packard Chairman and CEO, Ms. Carleton (Carly) Fiorina. Under the leadership of Chairman Morris Chang, TSMC's Board of Directors takes a serious and forthright approach to its duties and is a serious, competent and independent Board.

In the spirit of Chairman Chang's approach to corporate governance, a board of directors' primary duty is to supervise. The Board should supervise the Company's: compliance with relevant laws and regulations; financial transparency; timely disclose of material information, and maintaining of highest integrity within the company. TSMC's Board of Directors strives to perform through the Audit Committee and the Compensation Committee, the hiring of a financial expert for the Audit Committee, coordination with the Internal Audit department, and through the ombudsman reporting system. The second duty of the board of directors is to provide guidance to the management team of the Company. TSMC's management quarterly reports to the TSMC Board on a variety of subjects. The management also proposes and reviews the Company's business strategies with the Board. Furthermore, the management often reviews with and updates TSMC's Board on the progress of the strategies, obtaining Board guidance as appropriate. The third duty of the board of directors is to dismiss officers of the company when necessary and to evaluate the management's performance. TSMC's management has maintained a healthy and functional communication with TSMC Board of Directors, has been devoted in executing guidance of TSMC Board of Directors, and is dedicated in running the business operations, all to achieve the best interest for all TSMC shareholders.

Board of Directors Meeting Status

The Chairman convened four regular meetings and two special meetings in 2007. The directors' attendance status is as follows:

Title	Name	Attendance in Person	By Proxy	Attendance Rate in Person (%)	Notes
Chairman	Morris Chang	6	0	100%	None
Vice Chairman	F.C. Tseng	5	1	83%	None
Director	Koninklijke Philips Electronics N.V. Representative: J.C. Lobbezoo	1	0	100%	Resigned on March 9, 2007
Director	National Development Fund, Executive Yuan Representative: Chintay Shih	4	2	67%	None
Director	Rick Tsai	6	0	100%	None
Independent Director	Sir Peter Leahy Bonfield	4	1	67%	None
Independent Director	Lester Carl Thurow	3	2	50%	None
Independent Director	Stan Shih	5	1	83%	None
Independent Director	Carleton S. Fiorina	4	2	67%	None

Annotations:

1. In 2007, there were no written or otherwise recorded resolutions on which an independent director had a dissenting opinion or qualified opinion.
2. There were no recusals of Directors due to conflicts of interests in 2007.
3. Measures taken to strengthen the functionality of the Board: We believe that the basis for successful corporate governance is a sound and effective Board of Directors. In line with this principle, TSMC's Board of Directors has established an Audit Committee and a Compensation Committee. As of January 1, 2007, the Audit Committee has taken on the duties of supervisors as set forth in the relevant rules and regulations governing supervisors.

3.1.1 Audit Committee

The Audit Committee assists the Board in carrying out its financial oversight responsibilities and other duties as set forth in the Company Act, the Securities and Exchange Act, and other applicable laws and regulations. Matters required to be reviewed by the Audit Committee include the Company's financial reports; auditing and accounting policies and procedures; internal control systems; material asset or derivatives transactions; offering or issuance of any equity-type securities; hiring or dismissal of an attesting CPA, or the compensation given thereto; and appointment or discharge of financial, accounting, or internal auditing officers.

TSMC's Audit Committee is empowered by its Charter to conduct any study or investigation it deems appropriate to fulfill its responsibilities. It has direct access to TSMC's internal auditors, the Company's independent auditors, and all employees of the company. The Committee is authorized to retain and oversee special legal, accounting, or other consultants as it deems appropriate to fulfill its mandate.

As of February 2008, the Audit Committee was comprised of all four independent directors and had engaged a financial expert consultant. The Audit Committee Charter is available on TSMC's corporate website.

Audit Committee Meeting Status

Sir Peter Bonfield, Chairman of the Audit Committee, convened four regular meetings and three special meetings in 2007. The Committee members' attendance status is as follows:

Title	Name	Attendance in Person	By Proxy	Attendance Rate in Person (%)	Notes
Chair	Sir Peter Leahy Bonfield	7	0	100%	None
Member	Lester Carl Thurow	6	1	86%	None
Member	Stan Shih	7	0	100%	None
Member	Carleton S. Fiorina	7	0	100%	None
Financial Expert	J.C. Lobbezoo	7	0	100%	None

Annotations:
1. The following Securities and Exchange Act §14-5 resolution was not approved by the Audit Committee but was approved by two thirds or more of all directors on August 24, 2007:
   Resolution:To approve the purchase of no more than 10% of Vanguard International Semiconductor Corp. shares from the National Development Fund, Executive Yuan.
2. There were no recusals of independent directors due to conflicts of interests in 2007.

3.1.2 Compensation Committee

The Compensation Committee assists the Board in discharging its responsibilities related to TSMC's compensation and benefits policies, plans and programs, and in the evaluation and compensation of TSMC's executives.

As of February 2008, the Compensation Committee was comprised of five members. All four independent directors served as voting members of the Committee; the Chairman of the Board, Dr. Morris Chang, was a non-voting member. Mr. Stan Shih, Chairman of the Compensation Committee, convened four regular meetings in 2007. The Compensation Committee Charter is available on TSMC's corporate website.

3.2 Taiwan Corporate Governance Implementation as Required by the Taiwan Financial Supervisory Commission

Item	Implementation Status	Reason for Non-implementation
1. Shareholding Structure & Shareholders' Rights		None
(1) Method of handling shareholder suggestions or complaints	TSMC has designated appropriate departments, such as Investor Relations, Public Relations, the SEC Compliance Department, Legal, etc., to handle shareholder suggestions or complaints.	
(2) The Company's possession of a list of major shareholders and a list of ultimate owners of these major shareholders	TSMC tracks the shareholdings of directors, officers, and shareholders holding more than 10% of the outstanding shares of TSMC.	
(3) Risk management mechanism and "firewall" between the Company and its affiliates	TSMC has established appropriate guidelines in its "Internal Control System" policy and procedures.	
2. Composition and Responsibilities of the Board of Directors		None
(1) Independent Directors	Sir Peter Leahy Bonfield, Prof. Lester Carl Thurow, Mr. Stan Shih and Ms. Carleton S. Fiorina are the independent directors of TSMC.	
(2) Regular evaluation of external auditors' independence	The Audit Committee regularly evaluates the independence of external auditors.	
3. Identity and Responsibilities of Supervisors		None
(1) Independent Supervisor(s)	TSMC authorized its Audit Committee to take over the duties of supervisors as set forth in the relevant rules and regulations, effective January 1, 2007. The terms of the prior supervisors expired on December 31, 2006. The Audit Committee is comprised of all independent directors of TSMC and a financial expert consultant.	
(2) Communication channel with employees or shareholders	The Audit Committee has a direct channel of communication with TSMC's Internal Audit unit, external auditors and all employees.	
4. Communication channel with stakeholders	TSMC has designated appropriate departments, such as Investor Relations, Public Relations, the SEC Compliance Department, Legal, etc., to communicate with stakeholders on a case by case basis, as needed. Furthermore, the contact information providing access to the Company's spokesperson and relevant departments is available on TSMC's website.	None
5. Information Disclosure		None
(1) Establishment of a corporate website to disclose information regarding the Company's financials, business and corporate governance status	TSMC discloses information through its website http://www.tsmc.com. Since TSMC is a foreign private issuer with American Depository Receipts listed on the New York Stock Exchange (NYSE), TSMC is subject to various NYSE regulations, one of which requires TSMC to disclose the significant ways in which its corporate governance practices differ from those followed by US domestic companies under NYSE listing standards. Such disclosure information may be found at the following web address: http://www.tsmc.com/download/english/e03_governance/NYSE_Section_303A.pdf	
(2) Other information disclosure channels (e.g., maintaining an English-language website, appointing responsible people to handle information collection and disclosure, appointing spokespersons, webcasting investors conference)	TSMC has designated appropriate departments (e.g. Investor Relations, Public Relations, the SEC Compliance Department, Legal, etc.) to handle the collection and disclosure of information as required by the relevant laws and regulations of Taiwan and other jurisdictions. TSMC has designated spokespersons as required by relevant regulations. TSMC webcasts live investor conferences.	
6. Operations of the Company's Nomination Committee, Compensation Committee, or other committees of the Board of Directors	TSMC's Board of Directors has established an Audit Committee and a Compensation Committee. Please refer to the "*Corporate Governance*" section on pages 24-31 of this Annual Report for details.	None
7. If the Company has established corporate governance policies based on TSE Corporate Governance Best Practice Principles, please describe any discrepancy between the policies and their implementation. For the status of TSMC's corporate governance, please refer to the "*Corporate Governance*" section on pages 24-31 of this Annual Report.		
8. Please describe the company's corporate social responsibility (such as human rights, employee rights, employee wellness, community participation, social contribution, community service, investor relations, supplier relations and rights of stakeholders) policy and implementation. For the status of TSMC's corporate social responsibility efforts, please refer to the "*Corporate Social Responsibility*" section on pages 66-71 of this Annual Report.		
9. Other important information to facilitate better understanding of the Company's corporate governance practices (e.g., directors' and supervisors' training records, the implementation of risk management policies and risk evaluation measures, the implementation of consumer/customer protection policies, and purchasing insurance for directors and supervisors): (1) Status of Risk Management Policies and Risk Evaluation: Please refer to the "*Risk Management*" section on pages 61-65 of this Annual Report. (2) Status of Customer Relations Policies: Please refer to the "*Customer Partnership*" section on page 51 of this Annual Report. (3) TSMC maintains D&O Insurance for its directors and officers.		
10. If the Company has a self corporate governance evaluation or has authorized any other professional organization to conduct such an evaluation, the evaluation results, major deficiencies or suggestions, and improvements are stated as follows: None TSMC was recognized for its corporate governance in 2007 with the "Best Corporate Governance Award" for the Hong Kong and Taiwan regions from *IR Magazine*, the "Best in Taiwan of Asset Corporate Governance Awards 2007" from *The Asset Magazine*, and the "Corporate Governance Asia Recognition in Taiwan" award from *Corporate Governance Asia*. The Company was also acknowledged as the "Most Committed to Corporate Governance" for the Taiwan region by the *FinanceAsia Magazine*.		

Continuing Education/Training of Directors in 2007

Title/Name	Date	Host by	Training/Speech Title	Duration
Chairman Morris Chang (Note)	03/07	Business Weekly Magazine	Leadership in 21st Century (talk with Jack Welch)	1 hour 45 minutes
	06/06 - 06/07	MIT	Quantum Leaps Event - The Asia Information Initiative (in Japan)	2 days
	11/24	Global Chinese Business Leaders Summit	Keynote Speech of "Marching towards a world-class enterprise"	30 minutes
	11/29 - 12/02	Asia Business Council	ABC Autumn Forum	4 days
Vice Chairman F.C. Tseng	05/17	Security & Futures Institute	Insider trading and interest relationships for directors & supervisors, related matters and case studies	3 hours
	September	TSMC's Legal Department	Relevant laws and regulations on "Insider Trading"	1 hour
Director Stan Shih (Note)	01/06	Taipei International Management Council	Speech of "Branding Taiwan"	2 hours
	03/06	Bureau of Foreign Trade	Speech of "Building and Managing a Brand"	2 hours
	12/13	Sun Yun Suan Foundation	Speech of "Branding Taiwan"	2 hours
Director Rick Tsai	September	TSMC's Legal Department	Relevant laws and regulations on "Insider Trading"	1 hour

1. From time to time, TSMC provides directors with information concerning regulatory requirements and developments as related to directors' activities. TSMC management also regularly presents updates on the Company's business and other information to directors.
2. Regular regulatory update reports are provided by TSMC's General Counsel and by the Company's independent auditors at the Audit Committee meetings.

Note: Selected speeches, including preparatory work, on corporate governance and related topics.

3.3 Major Resolutions of Shareholders' Meeting and Board Meetings

3.3.1 Major Resolutions of Shareholders' Meeting and Implementation Status

Major Resolutions: TSMC's 2007 regular Shareholder Meeting was held in Hsinchu, Taiwan on May 7, 2007. At the meeting, shareholders present in person or by proxy approved the following resolutions:

(1) The 2006 Business Report and Financial Statements;

(2) The distribution of 2006 profits;

(3) The capitalization of 2006 dividends, employee profit sharing and capital surplus;

(4) Revisions to the Articles of Incorporation; and

(5) Revisions to the internal rules and policies as follows:

- Procedures for Acquisition or Disposal of Assets
- Policies and Procedures for Financial Derivatives Transactions
- Procedures for Lending Funds to Other Parties
- Procedures for Endorsement and Guarantee
- Rules for Election of Directors and Supervisors

Implementation Status: All the resolutions of the Shareholders' Meeting have been fully implemented in accordance with the resolutions.

3.3.2 Major Resolutions of Board Meetings

During the 2007 calendar year, and through the period of January 1 to February 29, 2008, five regular meetings and two special meetings were convened. Major resolutions approved at these meetings are summarized below: (1) The 2006 business report and financial statements; (2) Distribution of 2006 profits, and the capitalization of dividends, employee profit sharing and capital surplus; (3) 2007 financial plan; (4) Convening the 2007 Annual Shareholders' Meeting; (5) 2007 R&D projects and sustaining capital appropriation; (6) TSMC's sponsorship of the sale of ADRs by Koninklijke Philips Electronics N.V.; (7) Specification of the number of directors comprising TSMC's Board of Directors; (8) The 2007 semi-annual financial statement; (9) Purchasing of Vanguard International Semiconductor Corporation shares via Block Trade; (10) Repurchasing up to US$1.5 billion (approximately NT$48.5 billion) of the Company's common shares from the open market; (11) The 2007 business report and financial statements; (12) Distribution of 2007 profits and capitalization of dividends, employee profit sharing and capital surplus; (13) 2008 financial plan; (14) The cancellation of 800,000,000 treasury shares and the paid-in capital reduction of NT$8,000,000,000; (15) Convening the 2008 Annual Shareholders' Meeting; (16) 2008 R&D projects and sustaining capital appropriation; (17) Promotion of Mr. Y.P. Chin and Dr. N.S. Tsai as Vice Presidents of TSMC.

3.3.3 Major Issues of Record or Written Statements Made by Any Director Dissenting to Important Resolutions Passed by the Board of Directors from January 1, 2007 to February 29, 2008: None.

3.4 Internal Control System Execution Status

Statement of Internal Control System

Date: February 19, 2008

Based on the findings of a self-assessment, Taiwan Semiconductor Manufacturing Company Limited (TSMC) states the following with regard to its internal control system during the period from January 1, 2007 to December 31, 2007:

1. TSMC is fully aware that establishing, operating, and maintaining an internal control system are the responsibility of its Board of Directors and management. TSMC has established such a system aimed at providing reasonable assurance regarding the achievement of objectives in the following categories: (1) effectiveness and efficiency of operations (including profitability, performance, and safeguarding of assets), (2) reliability of financial reporting, and (3) compliance with applicable laws and regulations.

2. An internal control system has inherent limitations. No matter how perfectly designed, an effective internal control system can provide only reasonable assurance of accomplishing the three objectives mentioned above. Moreover, the effectiveness of an internal control system may be subject to changes of environment or circumstances. Nevertheless, the internal control system of TSMC contains self-monitoring mechanisms, and TSMC takes corrective actions whenever a deficiency is identified.

3. TSMC evaluates the design and operating effectiveness of its internal control system based on the criteria provided in the Regulations Governing the Establishment of Internal Control Systems by Public Companies (hereinbelow, the "Regulations"). The criteria adopted by the Regulations identify five components of internal control based on the process of management control: (1) control environment, (2) risk assessment, (3) control activities, (4) information and communication, and (5) monitoring. Each component further contains several items. Please refer to the Regulations for details.

4. TSMC has evaluated the design and operating effectiveness of its internal control system according to the aforesaid criteria.

5. Based on the findings of the evaluation mentioned in the preceding paragraph, TSMC believes that, during the year 2007, its internal control system (including its supervision and management of subsidiaries), as well as its internal controls to monitor the achievement of its objectives concerning operational effectiveness and efficiency, reliability of financial reporting, and compliance with applicable laws and regulations, were effective in design and operation, and reasonably assured the achievement of the above-stated objectives.

6. This Statement will be an integral part of TSMC's Annual Report for the year 2007 and Prospectus, and will be made public. Any falsehood, concealment, or other illegality in the content made public will entail legal liability under Articles 20, 32, 171, and 174 of the Securities and Exchange Law.

7. This Statement has been passed by the Board of Directors in their meeting held on February 19, 2008, with zero of the eight attending directors expressing dissenting opinions, and the remainder all affirming the content of this Statement.

Taiwan Semiconductor Manufacturing Company Limited



Morris Chang
Chairman of the Board of Directors



Rick Tsai
President & CEO

The disclosure of the external auditors' opinion on TSMC's internal control is not applicable.

3.5 Status of Personnel Responsible for Preparing Financial Reports

No personnel responsible for preparing financial reports resigned or were dismissed in 2007, and as of February 29, 2008.

3.5.1 Certification Details of Employees Whose Jobs are Related to the Release of the Company's Financial Information

Certification	Number of Employees	
	Internal Audit	Finance
Certified Public Accountants (CPA)	0	9
US Certified Public Accountants (US CPA)	2	5
Certified Internal Auditor (CIA)	8	4
Chartered Financial Analyst (CFA)	0	2
Certified Management Accountant (CMA)	0	1
Financial Risk Manager (FRM)	0	1
Cerficate in Financial Management (CFM)	0	1
Certification in Control Self-Assessment (CCSA)	3	0
Capability Examination on Enterprise Internal Control held by the Securities and Futures Institute (ICC-ROC)	3	0
Certified Information Systems Auditor (CISA)	2	0
Certified Information Systems Manager (CISM)	1	0
Certified Information Systems Security Professional (CISSP)	1	0
BS7799/ISO 27001 Lead Auditor	2	0
SAP 4.6C FI Consultant	1	0

3.6 Information Regarding TSMC's Independent Auditor

Audit Fees:

Unit: NT$ thousands

Accounting Firm	Name of CPA	Audit Fee	Non-audit Fee					Whether the CPA's Audit Period Covers an Entire Fiscal Year			Note
			System Design	Company Registration	Human Resource	Others	Subtotal	Yes	No	Audit Period	
Deloitte & Touche	Hung-Wen Huang Ming-Cheng Chang	82,399	-	811	-	-	811	✓			

TSMC did not replace its independent auditor during 2006, 2007, and as of February 29, 2008.

TSMC's Chairman, Chief Executive Officer, Chief Financial Officer, and managers in charge of its finance and accounting operations did not hold any positions within TSMC's independent audit firm or its affiliates during 2007.



4 CAPITAL AND SHARES






PRECISION



4.1 Capital and Shares

4.1.1 Capitalization

Unit: Share/NT$ As of 02/29/2008

Month/Year	Issue Price (Per Share)	Authorized Share Capital		Capital Stock		Remark		
		Shares	Amount	Shares	Amount	Sources of Capital	Capital Increase by Assets Other than Cash	Date of Approval & Approval Document No.
03/2007	10	27,050,000,000	270,500,000,000	25,829,687,846	258,296,878,460	Exercise of Employee Stock Options	None	03/07/2007 Yuan Shang Tzu No. 0960005253
06/2007	10	28,050,000,000	280,500,000,000	25,832,959,219	258,329,592,190	Exercise of Employee Stock Options	None	06/07/2007 Yuan Shang Tzu No. 0960014355
07/2007	10	28,050,000,000	280,500,000,000	26,419,387,460	264,193,874,600	Capitalization of Profits: NT$5,089,391,770 and Capital Surplus: NT$774,890,640	None	07/06/2007 Yuan Shang Tzu No. 0960017514
09/2007	10	28,050,000,000	280,500,000,000	26,423,516,808	264,235,168,080	Exercise of Employee Stock Options	None	09/12/2007 Yuan Shang Tzu No. 0960024269
12/2007	10	28,050,000,000	280,500,000,000	26,426,201,794	264,262,017,940	Exercise of Employee Stock Options	None	12/26/2007 Yuan Shang Tzu No. 0960035468

4.1.2 Capital and Shares

Unit: Share As of 02/29/2008

Type of Stock	Authorized Share Capital				Total
	Issued Shares			Unissued Shares	
	Listed	Non-listed	Total		
Common Stock	25,627,997,015	0	25,627,997,015	2,422,002,985	28,050,000,000

Shelf Registration: None.

4.1.3 Composition of Shareholders

Common Share As of 06/16/2007 (last record date)

Type of Shareholders	Government Agencies	Financial Institutions	Other Juridical Persons	Foreign Institutions & Natural Persons	Domestic Natural Persons	Total
Number of Shareholders	9	98	836	2,156	435,991	439,090
Shareholding	1,878,009,110	1,276,869,744	780,432,679	18,551,394,963	3,933,673,334	26,420,379,830
Holding Percentage (%)	7.11%	4.83%	2.95%	70.22%	14.89%	100.00%

Distribution Profile of Share Ownership

Common Share

As of 06/16/2007 (last record date)

Shareholder Ownership (Unit: Share)	Number of Shareholders	Ownership	Ownership (%)
1 ~ 999	155,702	47,222,348	0.18%
1,000 ~ 5,000	172,380	396,636,356	1.50%
5,001 ~ 10,000	48,646	330,748,443	1.25%
10,001 ~ 15,000	21,291	253,386,372	0.96%
15,001 ~ 20,000	8,262	141,823,912	0.54%
20,001 ~ 30,000	11,623	278,897,109	1.06%
30,001 ~ 40,000	5,482	187,313,168	0.71%
40,001 ~ 50,000	3,173	140,770,345	0.53%
50,001 ~ 100,000	5,941	405,465,936	1.53%
100,001 ~ 200,000	2,874	388,820,975	1.47%
200,001 ~ 400,000	1,471	406,238,567	1.54%
400,001 ~ 600,000	521	253,301,539	0.96%
600,001 ~ 800,000	269	186,256,141	0.70%
800,001 ~ 1,000,000	168	149,850,675	0.57%
Over 1,000,001	1,287	22,853,647,944	86.50%
Total	439,090	26,420,379,830	100.00%

Preferred Share: None.

4.1.4 Major Shareholders with 5% Shareholdings or More

Common Share

As of 06/16/2007 (last record date)

Shareholders	Total Shares Owned	Ownership (%)
ADR-Taiwan Semiconductor Manufacturing Company, Ltd.	5,671,912,039	21.47%
Koninklijke Philips Electronics N.V.	2,111,490,224	7.99%
National Development Fund, Executive Yuan	1,637,228,303	6.20%

4.1.5 Net Change in Shareholding and Net Change in Shares Pledged by Directors, Management and Shareholders with 10% Shareholdings or More:

Unit: Share

Title/Name	2007		01/01/2008 ~ 02/29/2008	
	Net Change in Shareholding	Net Change in Shares Pledged (Note 1)	Net Change in Shareholding	Net Change in Shares Pledged (Note 1)
Chairman Morris Chang	580,189	-	-	-
Vice Chairman F.C. Tseng	(1,582,058)	-	(270,000)	-
Director, President & Chief Executive Officer Rick Tsai	3,207,992	-	(10,000)	-
Director National Development Fund, Executive Yuan Representative: Chintay Shih	8,144,076	-	-	-
Independent Director Sir Peter Leahy Bonfield	-	-	-	-
Independent Director Lester Carl Thurow	-	-	-	-
Independent Director Stan Shih	7,290	-	-	-
Independent Director Carleton (Carly) S. Fiorina	-	-	-	-
Senior Vice President Special Projects Kenneth Kin	1,864,200	-	-	-
Senior Vice President & Chief Information Officer Information Technology & Materials Management and Risk Management Stephen T. Tso	1,571,639	-	(60,000)	-
Senior Vice President Advanced Technology Business Mark Liu	1,252,486	-	(120,000)	-
Senior Vice President Mainstream Technology Business C.C. Wei	1,531,657	(400,000)	(117,000)	-
Vice President Mainstream Technology Business M.C. Tzeng	927,600	-	(63,000)	600,000
Vice President & General Counsel Richard Thurston	962,464	580,000	(410,000)	60,000
Vice President, Chief Financial Officer & Spokesperson Lora Ho	1,202,243	-	(70,000)	-
Vice President Human Resources P.H. Chang	1,163,059	-	-	-
Vice President Worldwide Sales and Marketing Jason C.S. Chen	881,279	470,000	(70,000)	-
Vice President Design and Technology Platform Fu-Chieh Hsu	1,265,874	-	(90,000)	-
Vice President Research and Development Wei-Jen Lo	1,014,802	-	(30,000)	-
Vice President Research and Development Jack Sun	657,313	-	(200,000)	-
Vice President Advanced Technology Business Y.P. Chin (Note 2)	Not Applicable	Not Applicable	-	-
Vice President Quality and Reliability N.S. Tsai (Note 2)	Not Applicable	Not Applicable	-	-
Senior Director Corporate Planning L.C. Tu	500,386	-	(24,000)	-
Senior Director Internal Audit Jan Kees van Vliet	589,794	-	-	-

Note 1: This refers to the creation of security interest over TSMC shares in favor of creditors, usually in connection with a shareholder's own financing activities.

Note 2: Mr. Y.P. Chin and Mr. N.S. Tsai were promoted on February 19, 2008. Their net change in shareholding or shares pledged was from 02/19/2008 to 02/29/2008.

4.1.6 Stock Trade with Related Party: None.

4.1.7 Stock Pledge with Related Party: None.

4.1.8 Information on Our 10 Largest Shareholders Who are Related Parties to Each Other: None of TSMC's 10 largest shareholders are related parties to each other.

4.1.9 Long-term Investments Ownership

As of 12/31/2007

Long-term Investment	Ownership by TSMC (1)		Direct/Indirect Ownership by Directors and Management (2)		Total Ownership (1) + (2)	
	Shares	%	Shares	%	Shares	%
Equity Method:						
TSMC International Investment Ltd.	987,968,244	100.0%	0	0%	987,968,244	100.0%
TSMC Partners, Ltd.	300,000	100.0%	0	0%	300,000	100.0%
TSMC Global, Ltd.	1,284	100.0%	0	0%	1,284	100.0%
TSMC North America	11,000,000	100.0%	0	0%	11,000,000	100.0%
TSMC Europe B.V.	200	100.0%	0	0%	200	100.0%
TSMC Japan Limited	6,000	100.0%	0	0%	6,000	100.0%
TSMC Korea Limited	80,000	100.0%	0	0%	80,000	100.0%
Chi Cherng Investment Co., Ltd.	Not Applicable (Note 2)	35.7% (Note 4)	0	0%	Not Applicable (Note 2)	35.7% (Note 4)
Hsin Ruey Investment Co., Ltd.	Not Applicable (Note 2)	35.7% (Note 5)	0	0%	Not Applicable (Note 2)	35.7% (Note 5)
TSMC (Shanghai) Company Ltd.	Not Applicable (Note 2)	100.0%	0	0%	Not Applicable (Note 2)	100.0%
Systems on Silicon Manufacturing Co. Pte Ltd.	463,350	38.8%	0	0%	463,350	38.8%
Vanguard International Semiconductor Corp.	616,240,459	36.2%	272,654,033	16.0% (Note 1)	888,894,492	52.2%
XinTec Inc.	91,702,823	42.5%	0	0%	91,702,823	42.5%
Global UniChip Corp.	42,572,353	37.0%	0	0%	42,572,353	37.0%
Emerging Alliance Fund, L.P.	Not Applicable (Note 2)	99.5%	0	0%	Not Applicable (Note 2)	99.5%
VentureTech Alliance Fund II, L.P.	Not Applicable (Note 2)	98.0%	0	0%	Not Applicable (Note 2)	98.0%
VentureTech Alliance Fund III, L.P.	Not Applicable (Note 2)	98.0%	0	0%	Not Applicable (Note 2)	98.0%
Cost Method:						
Non-publicly Traded						
United Industrial Gases Co. Ltd.	16,782,937	9.9%	Not Available (Note 3)	Not Available (Note 3)	16,782,937	9.9%
Shin-Etsu Handotai Taiwan Company Ltd.	10,500,000	7.0%	Not Available (Note 3)	Not Available (Note 3)	10,500,000	7.0%
Hontung Venture Capital Co., Ltd.	2,632,867	10.5%	Not Available (Note 3)	Not Available (Note 3)	2,632,867	10.5%
W.K. Technology Fund IV	4,000,000	1.9%	Not Available (Note 3)	Not Available (Note 3)	4,000,000	1.9%
Funds:						
Horizon Ventures Fund	Not Applicable (Note 2)	12.1%	Not Applicable (Note 2)	Not Available (Note 3)	Not Applicable (Note 2)	12.1%
Crimson Asia Capital	Not Applicable (Note 2)	1.0%	Not Applicable (Note 2)	Not Available (Note 3)	Not Applicable (Note 2)	1.0%

Note 1: 16.0% represents the shareholding owned by National Development Fund, Executive Yuan

Note 2: Not applicable. These firms do not issue shares. TSMC's investment is measured as a percentage of ownership.

Note 3: Not available. Not all information is available to TSMC as of the report date.

Note 4: TSMC directly owns 35.7% and indirectly owns 64.3% in Chi Cherng Investment Co., Ltd., through Hsin Ruey Investment Co., Ltd.

Note 5: TSMC directly owns 35.7% and indirectly owns 64.3% in Hsin Ruey Investment Co., Ltd., through Chi Cherng Investment Co., Ltd.

4.1.10 Share Information

TSMC's earnings per share decreased 15.9% in 2007 to NT$4.14 per share. The following table details TSMC's net worth, earnings, dividends and market price per common share in 2007, as well as other data regarding return on investment.

Net Worth, Earnings, Dividends, and Market Price Per Common Share

Unit: NT$, except for weighted average shares and return on investment ratios

Item	2006	2007	01/01/2008 ~ 02/29/2008
Market Price Per Share			
Highest Market Price	64.80 (Note 1)	73.10 (Note 1)	63.60
Lowest Market Price	52.30 (Note 1)	57.40 (Note 1)	49.60
Average Market Price	59.14 (Note 1)	63.72 (Note 1)	57.99
Net Worth Per Share			
Before Distribution	19.67	18.47	-
After Distribution	16.49	(Note 2)	-
Earnings Per Share			
Weighted Average Shares (thousand shares)	25,813,183	26,368,250	-
Diluted Earnings Per Share	4.92	4.14	-
Adjusted Diluted Earnings Per Share (Note 1)	4.81	(Note 2)	-
Dividends Per Share			
Cash Dividends	3.00	3.00 (Note 2)	-
Stock Dividends			
Dividends from Retained Earnings	0.02	0.02 (Note 2)	-
Dividends from Capital Surplus	0.03	0.03 (Note 2)	-
Accumulated Undistributed Dividend	-	-	-
Return on Investment			
Price/Earnings Ratio (Note 3)	12.30	(Note 2)	-
Price/Dividend Ratio (Note 4)	19.71	(Note 2)	-
Cash Dividend Yield (Note 5)	5%	(Note 2)	-

Note 1: Retroactively adjusted for stock dividends and stock bonuses to employees
Note 2: Pending shareholders' approval
Note 3: Price/Earnings Ratio = Average Market Price/Adjusted Diluted Earnings Per Share
Note 4: Price/Dividend Ratio = Average Market Price/Cash Dividends Per Share
Note 5: Cash Dividend Yield = Cash Dividends Per Share/Average Market Price

4.1.11 Dividend Policy

TSMC's profits may be distributed by way of cash dividend and/or stock dividend. The preferred method of distributing profits is by way of cash dividend. Under TSMC's Articles of Incorporation, stock dividend shall not exceed 50% of the total dividend distribution in any given fiscal year. Except under certain conditions specified in the Company's Articles of Incorporation, TSMC does not pay dividends when there is no profit or retained earnings.

4.1.12 Distribution of Profit

The Board adopted a proposal for 2007 profit distribution at its Meeting on February 19, 2008. The proposed profit distribution will be effected according to the relevant regulations, upon the approval of shareholders at the Annual Shareholders' Meeting on June 13, 2008.

Proposal to Distribute 2007 Profits

Unit: NT$

Bonus to Directors	176,889,955
Cash Dividends to Common Shareholders (NT$3.0 per share)	76,881,311,145
Stock Dividends to Common Shareholders (NT$0.02 per share at par value, i.e., 2 shares for each 1,000 shares owned; equivalent to underlying 51,254,208 Shares) (Note 1)	512,542,080
Employees' Profit Sharing in Cash	3,939,883,064
Employees' Profit Sharing in Stock (Equivalent to underlying 393,988,308 shares) (Note 2)	3,939,883,080

Note 1: In addition, it is proposed to capitalize a portion of capital surplus in the amount of NT$768,813,120. For each 1,000 shares owned, each common share holder will be entitled to receive 3 shares from such capitalization of capital surplus, and, together with the 2 shares of stock dividend as mentioned above, 5 shares in total.

Note 2: Employee profit sharing paid in stock as a % of total capitalization of stock dividends and employee profit sharing paid in stock: 88.49%

Note 3: Pro forma earnings per share with profit sharing paid to directors and employees (cash and stock) expensed at fair market value (based on the closing price at the end of fiscal year): NT$3.06

According to the Company's Articles of Incorporation, TSMC shall allocate no more than 0.3% of earnings available for distribution (net income after a regulatory required deduction for prior years' losses and contributions to legal and special reserves) as a bonus to directors, and not less than 1% as bonus to employees.

2006 Profit Distribution Set Aside as Directors & Supervisors Compensation, and Employee Profit Sharing:

	Board Resolution (02/06/2007)	Actual Result		
	Amount (NT$)	Amount (NT$)	Underlying Number of Shares	Dilution (%)
Directors & Supervisors Compensation (Cash)	285,799,875	285,799,875	-	-
Employee Profit Sharing in Cash	4,572,797,994	4,572,797,994	-	-
Employee Profit Sharing in Stock	4,572,798,010	4,572,798,010	457,279,801	1.73%
Total	9,431,395,879	9,431,395,879	-	-

4.1.13 Impact to 2008 Business Performance and EPS Resulting from Stock Dividend Distribution: Not applicable.

4.1.14 Buyback of Common Stock

As of 02/29/2008

Buyback Plan	Second Buyback Plan
Purpose	For the shareholders' interest
Period	11/14/2007 ~ 12/31/2007
Planned Buyback Price Range (NT$)	43.20 ~ 94.20 per common share
Class and Number of Shares Bought Back	800,000,000 common shares
Value of Shares Bought Back (NT$)	48,466,957,100
Number of Shares Cancelled or Transferred (Note)	0
Accumulated Number of Treasury Shares Held (Note)	800,000,000 common shares
Accumulated Treasury Shares Held as a % of Total Outstanding Shares	3.03%

Note: The shares bought back were subsequently cancelled in March 2008.

4.2 Issuance of Corporate Bonds

4.2.1 Corporate Bonds

As of 02/29/2008

Issuance		Domestic Unsecured Bond (V)
Issuing Date		01/10/2002 - 01/24/2002
Denomination		NT$1,000,000 NT$5,000,000
Offering Price		Par
Total Amount		NT$15,000,000,000
Coupon Rate		Tranche A: 2.60% p.a. Tranche B: 2.75% p.a. Tranche C: 3.00% p.a.
Tenure		Tranche A: 5 years Maturity: 01/10/2007 - 01/22/2007 Tranche B: 7 years Maturity: 01/10/2009 - 01/24/2009 Tranche C: 10 years Maturity: 01/10/2012 - 01/24/2012
Guarantor		None
Trustee		TC Bank
Underwriter		Not Applicable
Legal Counsel		Yan-an International Law Office
Auditor		TN Soong & Co
Repayment		Bullet
Outstanding		NT$12,500,000,000
Redemption or Early Repayment Clause		None
Covenants		Customary Covenants
Credit Rating		twAAA (Taiwan Ratings Corporation, 09/12/2007)
Other Rights of Bondholders	Conversion Right	None
	Amount of Converted or Exchanged Common Shares, ADRs or Other Securities as of 02/29/2008	Not Applicable
Dilution Effect and Other Adverse Effects on Existing Shareholders		None
Custodian		None

4.2.2 Convertible Bond: None.

4.2.3 Exchangeable Bond: None.

4.2.4 Shelf Registration: None.

4.2.5 Bond with Warrants: None.

4.3 Preferred Shares

4.3.1 Preferred Share: None.

4.3.2 Preferred Share with Warrants: None.

4.4 Issuance of American Depositary Shares

Issuing Date	10/08/1997	11/20/1998	01/12/1999 - 01/14/1999	07/15/1999	08/23/1999 - 09/09/1999	02/22/2000 - 03/08/2000	04/17/2000	06/07/2000 - 06/15/2000
Issuance & Listing	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE
Total Amount (US$)	594,720,000	184,554,440	35,500,000	296,499,641	158,897,089	379,134,599	224,640,000	1,167,873,850
Offering Price Per ADS (US$)	24.78	15.26	17.75	24.516	28.964	57.79	56.16	35.75
Units Issued	24,000,000	12,094,000	2,000,000	12,094,000	5,486,000	6,560,000	4,000,000	32,667,800
Underlying Securities	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders (Pursuant to ADR Conversion Sale Program)	TSMC Common Shares from Selling Shareholders (Pursuant to ADR Conversion Sale Program)	TSMC Common Shares from Selling Shareholders	Cash Offering and TSMC Common Shares from Selling Shareholders
Common Shares Represented	120,000,000	60,470,000	10,000,000	60,470,000	27,430,000	32,800,000	20,000,000	163,339,000
Rights & Obligations of ADS Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders
Trustee	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable
Depositary Bank	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York
Custodian Bank	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch
ADSs Outstanding (Note1)	24,000,000	46,222,650	48,222,650	71,407,859	76,893,859	83,453,859	87,453,859	144,608,739
Apportionment of Expenses for Issuance & Maintenance	(Note 2)							(Note 3)
Terms and Conditions in the Deposit Agreement & Custody Agreement	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details
Closing Price Per ADS (US$)	2007	High	11.74					
		Low	9.11					
		Average	10.32					
	01/01/2008 - 02/29/2008	High	10.24					
		Low	7.99					
		Average	9.24					

Note 1: TSMC has in aggregate issued 813,544,500 ADSs since 1997, which, if taking into consideration stock dividend distributed over the period, would amount to 1,136,896,859 ADSs. As of February 29, 2008, total number of outstanding ADSs was 1,129,367,405 after 7,529,454 ADSs were redeemed. Stock dividends distributed in 1998, 1999, 2000, 2001, 2002, 2003, 2004, 2005, 2006 and 2007 was 45%, 23%, 28%, 40%, 10%, 8%, 14.08668%, 4.99971%, 2.99903% and 0.49991% respectively.

Note 2: All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC.

Note 3: All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by TSMC and the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC.

05/14/2001 - 06/11/2001	06/12/2001	11/27/2001	02/07/2002 - 02/08/2002	11/21/2002 - 12/19/2002	07/14/2003 - 07/21/2003	11/14/2003	08/10/2005 - 09/08/2005	05/23/2007
NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE
240,999,660	297,649,640	320,600,000	1,001,650,000	160,097,914	908,514,880	1,077,000,000	1,402,036,500	2,563,200,000
20.63	20.63	16.03	16.75	8.73	10.40	10.77	8.6	10.68
11,682,000	14,428,000	20,000,000	59,800,000	18,348,000	87,357,200	100,000,000	163,027,500	240,000,000
TSMC Common Shares from Selling Shareholders (Pursuant to ADR Conversion Sale Program)	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders (Pursuant to ADR Conversion Sale Program)	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders
58,410,000	72,140,000	100,000,000	299,000,000	91,740,000	436,786,000	500,000,000	815,137,500	1,200,000,000
Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders
Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable
Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York
Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch
156,290,739	170,718,739	259,006,235	318,806,235	369,019,413	485,898,166	585,898,166	864,210,597	1,128,739,639
				(Note 2)				
See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details

4.5 Status of Employee Stock Option Plan

4.5.1 Issuance of Employee Stock Options

Employee Stock Options Granted	First Grant	Second Grant	Third Grant
Approval Date by the Securities & Futures Bureau	06/25/2002	06/25/2002	06/25/2002
Issue (Grant) Date	08/22/2002	11/08/2002	03/07/2003
Number of Options Granted	18,909,700	1,085,000	6,489,514
Percentage of Shares Exercisable to Outstanding Common Shares	0.10154%	0.00583%	0.03485%
Option Duration	10 years	10 years	10 years
Source of Option Shares	New Common Share	New Common Share	New Common Share
Vesting Schedule	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%
Shares Exercised	13,074,921	1,025,657	1,034,539
Value of Shares Exercised (NT$)	484,990,600	35,888,631	30,912,280
Shares Unexercised	7,378,713	380,872	6,400,862
Original Grant Price Per Share (NT$)	NT$53.0	NT$51.0	NT$41.6
Adjusted Exercise Price Per Share (NT$)	NT$32.9	NT$31.7	NT$25.9
Percentage of Shares Unexercised to Outstanding Common Shares	0.02792%	0.00144%	0.02422%
Impact to Shareholders' Equity	Dilution to Shareholders' Equity is Limited	Dilution to Shareholders' Equity is Limited	Dilution to Shareholders' Equity is Limited

4.5.2 Employee Stock Options Granted to Management Team and to Top 10 Employees with an Individual Grant Value over NT$30,000,000

Title	Name	Number of Options Granted (Note 2)	% of Shares Exercisable to Outstanding Common Shares
Chairman	Morris Chang (Note 1)	3,814,296	0.01443%
President & Chief Executive Officer	Rick Tsai (Note 1)		
Senior Vice President	Mark Liu (Note 1)		
Senior Vice President	Stephen T. Tso (Note 1)		
Senior Vice President	Kenneth Kin (Note 1)		
Senior Vice President	C.C. Wei (Note 1)		
Vice President	Jack Sun (Note 1)		
Vice President & General Counsel	Richard Thurston (Note 1)		

Note 1: TSMC granted options to certain of its officers (as listed above) as a result of their voluntary selection to exchange part of their profit sharing for stock options in 2003. This includes a voluntary exchange by Chairman Morris Chang in his capacity as Chief Executive Officer.

Note 2: Number of options granted includes the additional shares due to stock dividend distributed in 2004, 2005, 2006 and 2007.

4.6 Status of New Share Issuance in Connection with Mergers and Acquisitions

TSMC did not issue new shares in connection with mergers or acquisitions in 2007, and as of the date of this Annual Report.

4.7 Financing Plans and Implementation: Not applicable.

As of 12/31/2007

Fourth Grant	Fifth Grant	Sixth Grant	Seventh Grant	Eighth Grant	Ninth Grant
06/25/2002	10/29/2003	10/29/2003	10/29/2003	10/29/2003	01/06/2005
06/06/2003	12/03/2003	02/19/2004	05/11/2004	08/11/2004	05/17/2005
23,090,550	842,900	15,720	11,167,817	135,300	10,742,350
0.12399%	0.00416%	0.00008%	0.05510%	0.00058%	0.04620%
10 years	10 years	10 years	10 years	10 years	10 years
New Common Share	New Common Share	New Common Share	New Common Share	New Common Share	New Common Share
2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%
10,185,496	217,218	2,764	4,787,202	55,669	2,077,447
404,387,594	11,435,449	136,430	216,488,294	2,205,709	100,132,951
14,367,090	436,154	12,566	5,609,165	77,663	7,212,205
NT$58.5	NT$66.5	NT$63.5	NT$57.5	NT$43.8	NT$54.3
NT$36.4	NT$51.3	NT$48.9	NT$44.2	NT$38.9	NT$48.2
0.05436%	0.00165%	0.00005%	0.02123%	0.00029%	0.02729%
Dilution to Shareholders' Equity is Limited	Dilution to Shareholders' Equity is Limited	Dilution to Shareholders' Equity is Limited	Dilution to Shareholders' Equity is Limited	Dilution to Shareholders' Equity is Limited	Dilution to Shareholders' Equity is Limited

As of 12/31/2007

Exercised				Unexercised			
Shares Exercised	Exercise Price Per Share	Value of Shares Exercised (NT$)	% of Shares Exercised to Outstanding Common Shares	Shares Unexercised	Adjusted Grant Price Per Share	Value of Shares Unexercised (NT$)	% of Shares Unexercised to Outstanding Common Shares
116,662	29.9	3,488,194	0.00044%	3,697,634	25.9	95,768,721	0.01399%







5. OPERATIONAL HIGHLIGHTS



5.1 Business Activities

5.1.1 Business Scope

TSMC's business scope is IC foundry and associated services. The Company excels in all aspects of its business, including semiconductor process technology research and development, wafer manufacturing, logistics management, capacity utilization, customer service, and associated services such as design services, mask manufacturing, wafer probing, in-house bumping and testing. TSMC strives to provide the best overall value to customers; the success of TSMC's business is manifested in the success of its customers.

5.1.2 Customer Applications

Over the past 20 years, more than 500 customers worldwide have relied on TSMC to manufacture chips that are used across the entire spectrum of electronic applications, including computers and peripherals, information appliances, wired and wireless communications systems, automotive and industrial equipment, consumer electronics such as DVDs, digital TVs, game consoles, digital still cameras (DSCs), and many other applications.

The rapid evolution of end products drives our customers to utilize TSMC's innovative technologies and services, while at the same time spurring TSMC's own development of technology. As always, success depends on leading rather than following industry trends.

5.1.3 Shipments and Gross Sales in 2007 and 2006

Unit: Shipments (8-inch equivalent wafers) /Gross Sales (NT$ thousands)

		2007		2006	
		Shipments	Gross Sales	Shipments	Gross Sales
Wafer	Domestic	1,442,285	38,066,322	1,087,883	30,945,735
	Export	6,255,368	246,329,084	5,670,064	246,018,463
Package	Domestic	53	3,641	104	8,548
	Export	303,427	12,192,114	438,599	21,227,574
Other	Domestic	15,945	3,471,751	13,968	3,050,487
	Export	43,148	19,104,387	41,045	17,959,341
Total	Domestic	1,458,283	41,541,714	1,101,955	34,004,770
	Export	6,601,943	277,625,585	6,149,708	285,205,378

5.1.4 Production in 2007 and 2006

Unit: Capacity/Output (8-inch equivalent wafers) /Amount (NT$ thousands)

Wafers			
Year	Capacity	Output	Amount
2007	8,289,788	7,861,951	164,625,063
2006	7,061,856	7,154,333	147,668,232

5.2 Technology Leadership

5.2.1 R&D Organization and Investment

TSMC increased its research and development investment and expanded its world-class R&D organization in 2007, strengthening its lead in providing best-in-class semiconductor technologies and design solutions to its customers. The Company also expanded its R&D in mainstream and derivative technologies, advanced CMOS and system-on-chip (SoC). R&D expenditure reached NT$17.9 billion, while R&D staff grew by 14.5% during the same period. The Company will continue to invest significant amounts in research and development in 2008.

TSMC has accelerated its developments of transistor, memory, and interconnect technologies with a new R&D organization. During 2007, the R&D organization once again proved its value by providing a first-to-market portfolio of 45nm foundry technology as well as the industry's first 32nm capability. TSMC also expanded its external R&D partnerships and alliances with world-class research institutions. For example, TSMC is a core member of IMEC, the respected European CMOS R&D consortium. TSMC also has a partnership agreement with NXP, a semiconductor company with world-class technology, to conduct exploratory research and modeling in advanced CMOS, beyond CMOS, and special "more than Moore" technologies. In addition, TSMC has strengthened its collaborative research with key partners on design-process optimization. TSMC also continues to fund nanotechnology research at major universities worldwide to promote innovation and the advancement of technology.

These research efforts enable the Company to offer its customers industry-leading, first-to-market technology and design solutions, helping to ensure their product success in this complex and challenging nanometer era.


R&D Expenditures (Amount: NT$ thousnads)
2006
16,076,432
2007
17,946,322
01/01/2008
~02/29/2008
3,656,210

5.2.2 R&D Accomplishments in 2007

R&D Highlights

- **45 Nanometer Technology**

2007 was a outstanding year for TSMC's 45nm technology. In the third quarter of 2007, we extended our technology leadership in the foundry sector with qualification and delivery of the first 45nm low-power technology (N45LP) including advanced 193nm immersion lithography, competitive performance-enhancing silicon strains, and extreme low-k inter-metal dielectric material. Our N45LP is believed to have the world's best density and speed at the lowest standby leakage for wireless/RF SoC and handheld applications.

TSMC's leadership in immersion lithography and its success in 45nm technology also paved the road for its successful development of 40nm technology. Both high-performance and low-power 40nm technologies have demonstrated both best-in-class performance and density with good yield. The Company expects to wrap up its development of the 45nm and 40nm technology portfolios in 2008.

As a part of TSMC's shift towards building stronger and tighter foundry-customer co-development relationships for advanced technology, very intensive customer engagement and collaboration were involved throughout the development of both the 45nm and 40nm technologies. This win-win business model was successfully demonstrated as TSMC's new 45nm technology enabled and accelerated customer success. For example, one key TSMC customer successfully placed phone calls using the world's first 45nm 3G cellular phone chip in 2007.

TSMC's 45nm and 40nm technologies extended the Company's industry leadership not only on technical metrics such as performance, power and density, but also in terms of development milestones and customer shuttle verifications. The Company provided its customers with the first-to-market cyber shuttle for both the 45nm and 40nm technologies. First-wave customers have already used more than 200 shuttle blocks.

• 32 Nanometer Technology

In 2007, TSMC led the industry in demonstrating the first 32nm technology, which supported both analog and digital functionalities. The $0.15\mu m^2$ high-density SRAM cell was realized using 193nm immersion lithography. The full functionality of the 2Mb SRAM test chip was proven with the smallest bit-cell at the 32nm node. This leading-edge technology was optimized for low power, high density and manufacturing margins with optimal process complexity. TSMC plans to provide complete digital, analog and RF functions, as well as high-density memory capabilities at the 32nm node for integrated RF and SoC applications.

TSMC also demonstrated a general-purpose 32nm technology with functional SRAMs intended for high-end ASIC and graphics applications. In addition, the Company has made excellent progress in 32nm high-K/metal gate technology for high performance applications. Early feasibility results were published by TSMC in 2007.

• Immersion Lithography

Immersion lithography provides better depth of focus and enables the industry to continue scaling beyond the 65nm node, all the way to 22nm. It has been more than 5 years since Dr. Burn Lin of TSMC proposed immersion lithography. TSMC was the first to demonstrate 90nm SRAM using the immersion scanner in 2004. The Company was also the first to achieve single-digit immersion-related defects on 300mm wafers in early 2006, demonstrating 65nm customer product chip yield in July 2006. The Company yielded 32Mb SRAM with 45nm process in December 2006, and qualified 45nm at the end of 2007.

TSMC led the industry in achieving manufacturing-ready immersion lithography for the 45nm generation. The Company developed proprietary techniques and resist systems to produce nearly defect-free immersion lithography patterning for volume production.

Overlay performance was also raised to a new level consistent with the requirements of our 45nm and 40nm volume productions, which had the tightest design rules in the industry.

• Long-term Research

2007 was also a great year for TSMC in its expansion of long-term research. One of the technological breakthroughs reported by the NXP-TSMC Research Partnership was a revolutionary embedded memory technology with superior performance, up to 1000 times faster than traditional non-volatile memories, coupled with scalability and reduced power consumption. The estimated power consumption is at least one order of magnitude lower than existing solutions. This technology will be helpful, for example, to prevent data stream interruptions and increase the security of transactions while using near field communication (NFC) to complete mobile payment transactions or content upload.

Another breakthrough was a quartz-replacement resonator for producing smaller and thinner clocks in silicon chips than currently using traditional quartz crystals. This makes it possible to embed clocks into smart cards or SIM cards, which can be used to improve the cryptographic protection of smart cards.

There was also the excellent progress on the next-generation transistor technology in 2007. The research team demonstrated high-performance FinFET devices featuring an optimized gatestack. Another example was the improvement of power consumption in low operational power CMOS devices. Using rapid circuit-based optimization, power consumption was effectively reduced by 80%.

Spectrum of Technologies

Beyond the highlights above, TSMC continued to develop a broad mix of new technologies. The Company accelerated its SoC roadmap, including embedded DRAM (eDRAM) and RF with earlier availability, higher integration and more variants. We are on our way to bring up 45nm RF and eDRAM availabilities by 3 to 6 months after the readiness of the logic platform.

• Embedded DRAM

Embedded DRAM is important for many applications, such as game consoles, digital TVs, networking, base stations, and hard-disk drives. TSMC's eDRAM is fully compatible with the Company's logic technology. In 2007, TSMC qualified 65nm embedded DRAM technologies for both high-speed and low-power applications. These technologies will enter production in early 2008. Several customer products have already been successfully piloted. We also successfully demonstrated 45nm low-power (N45LP) eDRAM and made excellent progress in 40nm general-purpose eDRAM technology.

• Mixed Signal/Radio Frequency (MS/RF) Technology

TSMC completed 65nm MS/RF low-power product qualification in 2007 and successfully moved into production. The technology has enabled one leading cellular phone company to tape out its cellular product with proven SoC functionality. 45nm MS/RF technology was also developed in partnership with early customers. This technology has provided approximately 15% corner tightening for Metal-Oxide-Metal capacitors, an improvement that was also retrofitted to 90nm and 80nm technologies, as well as providing a wide-range inductor for various design applications. A HVMOS was also developed to fulfill power-management design needs.

• Silicon Germanium BiCMOS Technology

Through intensive yield improvement efforts, TSMC's silicon germanium (SiGe) BiCMOS technology achieved the same yield level as its MS/RF CMOS technology. Combined with the Through-Silicon-Via (TSV) technology developed in 2007, TSMC's SiGe BiCMOS technology can now provide a high-performance, cost-effective solution to power amplifier applications, enabling a higher level of design integration. A variety of passive devices were also developed, including a high-density (2.0Ff/μm^2) metal-insulator-metal (MiM) capacitor, 46KA ultra-thick-metal, and a linear poly/sinker capacitor, for cost-effective yet high-performance MS/RF design.

• CMOS Image Sensor Technology

A high-performance, low-cost 0.11μm 4T CMOS image sensor (CIS) process with aluminum-copper backend was successfully developed and qualified by TSMC in 2007. This new process aimed at high-end imaging applications with a small pixel size of 1.75μm and high resolutions of greater than three megapixels. It was compatible with TSMC's 0.13μm CMOS logic, which enabled SoC platforms in mobile phones, digital cameras, security sensors, automotive applications and other image sensor markets. Color backside illumination image capability was also successfully demonstrated. This can extend 0.11μm CIS technology to smaller pixel sizes (1.4μm) and ultra-high resolutions (larger than eight megapixels).

• Flash/Embedded Flash Technology

In 2007, TSMC also completed the qualification of its automotive-grade application using embedded flash (embFlash) processes at the 0.18μm technology node. Production is well underway. In addition, 0.13μm embFlash technology was also qualified for commercial embFlash prototype activities. For next-generation embFlash technology, a new cell with scaling capabilities of the 90nm and 65nm nodes was demonstrated. A test vehicle with 32Mb flash IP has been proven with good yield.

• Mask Technology

Mask technology is an integral part of advanced lithography. TSMC has developed proprietary resolution-enhancement techniques that were highly optimized with our in-house mask-making technology, including optical proximity correction (OPC), subresolution-assist mask features, and phase-shifting masks. In 2007, we implemented a low-cost, high-precision OPC methodology based on our proprietary hardware and software approaches. Our OPC methodology significantly improved the cycle time, while maintaining the high accuracy required for both the 45nm and 32nm technology nodes. Fast Lithography Process Check (LPC) technology and Design For Manufacturing (DFM) were also being extended to the 45nm node. TSMC mask facilities featured state-of-the-art E-beam mask writers, etchers, and inspection and repair tools for both R&D and production usages at 45nm, and were moving steadily towards 32nm. TSMC's strength in mask technology provides significant benefits to our customers in terms of technical excellence, quality, fast cycle time, and one-stop service.

5.2.3 Intellectual Property

A strong portfolio of intellectual property strengthens TSMC's technology leadership. In 2007, TSMC received 462 U.S. patents, 322 Taiwanese patents, 111 PRC patents, and other patents issued in countries around the world. We are in the process of implementing a unified model for TSMC's intellectual capital management. Strategic considerations and close alignment with business objectives now drive the creation, management and use of our intellectual property.

At TSMC, we have built a process to extract value from our intellectual property by aligning our intellectual property strategy with our R&D, marketing, and corporate development strategies. Intellectual property rights protect our freedom to operate, enhance our competitive position, and give us leverage to participate in many profit-generating activities.

We have worked continuously to improve the quality of our intellectual property portfolio and to reduce the cost of maintaining it. We expect to continue investing in our intellectual property portfolio and intellectual property management system to ensure that we receive maximum business value from our intellectual property rights.

5.2.4 Future R&D Plans

In 2008, TSMC plans to focus on the development and qualification of the 32nm logic/mixed signal technology platforms as well as the exploratory study of a 22nm logic technology platform. Both nodes should have superior transistor performance, high-k dielectric and metal gate processes. Other development projects will include 45nm embedded DRAM; 45nm/40nm mixed signal/RF for communications applications; embedded flash IP development in 90nm/65nm technologies; and 90nm CMOS image sensor technology.

Following the significant successes of TSMC's advanced technologies in 2007, the Company plans to continue to grow the R&D organization. TSMC will further expand the 300mm R&D pilot line to speed up 32nm qualification with its early engagement customers and the 22nm exploratory research programs with world-leading research institutions. We plan to reinforce our exploratory development work on new transistors and technologies such as 3D structures, MRAM, strained-layer CMOS, and novel 3D-IC devices with TSV. The study of the fundamental physics of nanometer CMOS transistors is a core aspect of our efforts to improve the understanding and guide the design of transistors at advanced nodes. The findings of these studies are being applied to ensure our continued industry leadership at the 32nm and 22nm nodes. One of TSMC's goals is to extend Moore's law through innovative in-house work, as well as by collaborating with industry leaders and academia to push the envelope in finding cost-effective technologies and manufacturing solutions.

TSMC plans to continue working closely with international consortia and photolithography equipment suppliers to ensure the timely development of 193nm high-NA scanner technology, liquid immersion lithography, EUV lithography, and massively parallel E-

Beam direct-write technologies. These technologies are now fundamental to our process development efforts at the 32nm and 22nm nodes and beyond.

TSMC plans to continue its collaboration with mask inspection equipment suppliers to develop viable inspection techniques. This collaborative partnership should help to ensure that we maintain our leadership position in mask quality and cycle time, and continue to meet aggressive R&D, prototyping and production requirements.

Overall, TSMC will continue to invest heavily to expand our R&D capabilities. With a highly competent and dedicated R&D team and unwavering commitment to innovation, we are confident of our ability to deliver the best and most cost-effective SoC technologies for our customers, and to support our business growth and profitability.

TSMC R&D future major project summary:

Project Name	Description	Risk Production (Estimated Target Dates)
40nm logic platform technology and applications	40nm general-purpose and low-power SoC technologies with embedded memory and analog/RF	2008
32nm logic platform technology and applications	Next-generation technology for both digital and analog products	2009
22nm logic platform technology and applications	Exploratory technology for both digital and analog products	2011
3D-IC	Low cost solution with better form factor and performance for SIP	2010-2011
Next-generation lithography	EUV and multiple E-Beam to extend Moore's Law	2011-2012
Long-term research	Special SoC technology (including new NVM, MEMS, RF, analog) and 15nm transistors	2012-2014
The above plans account for roughly 70% of total corporate R&D budget in 2008.		

5.3 Manufacturing Excellence

5.3.1 Efficiency

Fast Yield Ramp Up

Fast yield ramp for new products is a key factor behind the success of TSMC and its customers. The Company has developed a comprehensive technology transfer methodology extending from R&D to production in order to shorten new technology learning curve. TSMC's seamless technology transfer also enables consistent yields when customers transfer production to a second internal fab. In 2007, the Company delivered a significant breakthrough on 65nm ramp-up by shortening the yield learning curve by 20% in comparison with that of the previous generation, 90nm.

Accurate Delivery

TSMC has a proven record of providing customers with consistent on-time delivery. To become even more responsive to our customers' need for flexibility in delivery, TSMC has re-engineered its demand fulfillment system with a state-of-the-art manufacturing scheduling system. The system further enhances the accuracy of our deliveries to our customers.

Best-in-Class Cycle Time Management

One of the keys to our customer's success is TSMC's ability to deliver products with short demand fulfillment cycle times. To achieve this for our customers, TSMC has developed a sophisticated manufacturing scheduling and dispatching system, implemented industry-leading automated materials handling systems, and employed effective lean manufacturing approaches. TSMC strives unceasingly to improve the productivity of both people and equipment, and its cycle times are among the best in the semiconductor industry.

Flexible Manufacturing Management

Flexible Manufacturing is a crucial element that addresses the fluctuations in demand forecast. In most cases, TSMC has the ability to meet unanticipated customer demand surges, thanks in large part to our cluster fab capability as well as extensive know-how in performance matching for both tools and Fabs.

Knowledge Management

TSMC has built the industry's leading, state-of-the-art knowledge management, and Best Known Method (BKM) systems. TSMC maintains a vast repository system for key knowledge. This database also features a sophisticated expert system that embeds the captured knowledge into TSMC's engineering system.

Inventory Management

TSMC made continuous improvements in materials and inventory management in 2007. Demand and supply information from the materials management and other related departments was integrated using a system of real-time updates and reports. The system is intended to improve the Company's responsiveness to wafer demand forecasts. The speed and accuracy of TSMC's response has been improved through real-time demand information sharing. This ensures that the Company can continue to appropriately respond to ever-changing industry conditions.

5.3.2 GigaFab™

TSMC's 12-inch fabs are a key part of its manufacturing strategy. TSMC currently operates two 12-inch GigaFabs™ — Fab 12 and Fab 14. The combined capacity of the two GigaFabs™ reached 388,000 12-inch wafers or 873,000 8-inch equivalent wafers in the fourth quarter of 2007. Production within these two facilities supports 0.13μm, 90nm, 65nm and 45nm process technologies. Part of the capacity is reserved for research and development work and currently supports 32nm and beyond technology development.

These GigaFabs™ are the center stones of TSMC's unceasing efforts to improve manufacturing excellence and to deliver manufacturing breakthroughs. Not only do these GigaFabs™ have the inherent scale advantages over smaller fabs, they also enable greater flexibility to adapt to demand fluctuations, improve product quality and yields, accelerate yield learning and time to volume, shorten cycle times, and minimize costly product re-qualification.

5.3.3 Raw Materials and Supply Chain Risk Management

In 2007, TSMC brought together materials management, fab operations, risk management and quality system management in one project to improve supply chain risk management. TSMC worked together with suppliers throughout 2007 to prepare safety inventories, improve their quality, and enhance supply chain risk management.

Raw Materials Supply

Major Materials	Major Suppliers	Market Status	Procurement Strategy
Raw Wafers	F.S.T. MEMC S.E.H. Siltronic SUMCO	These five suppliers together provide over 85% of the world's wafer supply. Each supplier has multiple manufacturing sites in order to meet customer demand, including plants in North America, Asia, and Europe.	TSMC's suppliers of silicon wafers are required to pass stringent quality certification procedures. TSMC procures wafers from multiple sources to ensure adequate supplies for volume manufacturing and to appropriately manage supply risk. TSMC maintains competitive price and service agreements with its wafer suppliers, and when necessary enters into strategic and collaborative agreements with key suppliers. TSMC regularly reviews the quality, delivery, cost and service performance of its wafer suppliers. The results of these reviews are incorporated into TSMC's subsequent purchasing decisions. A periodic audit of each wafer supplier's quality assurance systems ensures that TSMC can maintain the highest quality in its own products.
Chemicals	Air Products ATMI BASF MGC TYS	These five companies are the major suppliers for bulk and specialty chemicals.	Most suppliers have relocated many of their operations closer to TSMC's major manufacturing facilities, thereby significantly improving procurement logistics. The suppliers' products are regularly reviewed to ensure that TSMC's specifications are met and product quality is satisfactory.
Photoresist	AZ Shin-Etsu Chemical Nissan Sumitomo T.O.K.	These five companies are the major suppliers for photoresist.	TSMC works closely with its suppliers to ensure that they have adequate production lead time to supply the required products to TSMC. TSMC conducts periodic audits of the suppliers' quality assurance systems to ensure that they meet TSMC's standards.
Gases	Air Liquide Air Products Linde Taiyo Nippon Sanso	These four companies are the major suppliers of specialty gases. The products of these four suppliers are interchangeable.	The majority of the four suppliers are located in different geographic locations, minimizing supply risk to TSMC. TSMC has long-term contracts with these suppliers to ensure supply stability and service quality. In addition, the availability of other domestic suppliers enables TSMC to secure better purchase terms for these gases. TSMC conducts periodic audits of the suppliers' quality assurance systems to ensure that they meet TSMC's standards.

5.3.4 Quality

TSMC is committed to providing customers with the best quality wafers for their products. Our Quality and Reliability (Q&R) services champion the partnership between customers and the entire TSMC organization to achieve "quality on demand". The goal of quality on demand is to fulfill customers' needs regarding time to market, reliable quality, and market competition over a broad range of products.

In the design stage, Q&R technical services assist customers to design-in their product reliability requirements. Q&R also works with R&D on process development in order to assure reliability performance, not only for a variety of circuit devices, but also for different types of IC packages. Q&R has deployed systems to ensure robust quality in managing production dynamics as the Company meets customers' business requirements. To sustain production quality and minimize risks to customers when deviations occur, manufacturing quality monitoring and event management span all critical stages, from raw material supply, mask-making, and real-time in-process monitoring, to wafer sort and assembly and customer field quality performance. Advanced failure and materials analysis techniques are also developed and effectively applied to identify the root causes for process development, customer new product development, and product manufacturing issues. In 2007, nanoprobing was used to accelerate yield learning, and newly developed dopant profiling and high spatial resolution strain measurement techniques were effectively used to support development activities.

TSMC Q&R is also responsible for leading the Company towards the ultimate goal of zero-defect production, using continuous improvement programs. Periodic customer feedback indicates that products shipped from TSMC have consistently met or exceeded their field quality requirements in the marketplace. In 2007, TSMC conformed to ISO/TS 16949 requirements for a sixth consecutive year, continuing to meet the automotive industry's stringent quality requirements. This year, TSMC met and received the IECQ's QC08000 standard certification for control of hazardous materials.

5.4 Customer Partnership

5.4.1 Customers

TSMC's global customers have diverse product specialties and excellent performance records in various segments of the semiconductor industry. Fabless customers include Altera Corporation, Advanced Micro Devices, Inc., Broadcom Corporation, Marvell Semiconductor Inc., NVIDIA Corporation, Qualcomm Inc. and VIA Technologies Inc. IDM customers include Analog Devices Inc., Freescale Semiconductor Inc., NXP Semiconductors (formerly Philips Semiconductors), and Texas Instruments Inc. In 2006 and 2007, there was only one customer from which the sales was accounted for more than 10% of our gross sales. For more information, please refer to the "*Financial Information*" on page 81 of Annual Report (II).

Customer Service

TSMC is committed to providing the best services to our customers and believes that customer service is critical to enhancing customer loyalty. In turn, customer loyalty leads to higher levels of customer retention and to expansion of our business relationships. TSMC's goal is to maintain our position as the most advanced and largest provider of semiconductor manufacturing technologies and foundry services. TSMC believes that achieving this goal will help retain existing customers, attract new customers, and strengthen customer partnerships.

To facilitate customer interaction and information access on a real-time basis, TSMC has established a wide range of web-based services covering applications in design, engineering, and logistics collaborations. They are collectively branded as eFoundry™.

Customer Satisfaction

TSMC regularly conducts surveys and reviews to ensure that customers' needs and wants are being adequately understood and addressed. Continual improvement plans supplemented by customer feedback are an integral part of this business process.

Market Expansion and Penetration

TSMC continues to diversify its customer base while supporting the growth of our existing customers. TSMC acquired more than 80 new customers in 2007.

5.4.2 Technology Platform and Design Enablement

Design is becoming increasingly intertwined with manufacturing as technology advances into deep sub-micron nodes. TSMC is dedicated to serving its customers by lowering the barriers to advanced technology design. TSMC and its alliance partners offer comprehensive design infrastructure to support our technology platform. In April 2007, TSMC announced the 45nm Design Ecosystem to accelerate the adoption of new technologies. TSMC's design ecosystem offers a portfolio of process-proven libraries and IP, design tools and reference flow.

In June 2007, TSMC unveiled Reference Flow™ 8.0 to address 45nm design challenges. It features a powerful statistical analysis methodology, a set of new power management techniques and an array of design for manufacturing enhancements. Reference Flow™ 8.0 further strengthens the Reference Flow™ 7.0 released in 2006.

The higher standards of accuracy are critical to achieve silicon success with 45nm and beyond. To achieve new levels of accuracy for TSMC's advanced process technologies, TSMC also announced the Active Accuracy Assurance Initiative. The initiative provides an on-going evolution of accuracy standards for all stages of the design and manufacturing value chain.

From 2006 to 2007, TSMC established three design centers in North America. This activity allowed TSMC to recruit local design talent to further enhance TSMC capability on design enablement.

5.5 Employees

5.5.1 Human Capital

Human capital is one of the most important assets of TSMC. TSMC is committed to create a corporate culture that embraces innovation and diversity. Believing that an inspiring work environment promotes innovation, TSMC strives to provide employees with a work environment that is challenging yet enjoyable and rewarding. In 2007, TSMC was named the "Most Admired Company in Taiwan" by *Commonwealth Magazine* for the 11th consecutive year.

At the end of 2007, TSMC had 23,020 employees worldwide, among whom 2,520 were managers and 8,814 were professionals. Female managers comprised 11.4% of all managers and non-Taiwanese nationals comprised 11.5% of all TSMC managers and professionals. At the end of February 2008, TSMC's total workforce, managers and professionals were 22,973, 2,526 and 8,793 respectively. The following tables summarize TSMC's workforce structure:

TSMC Workforce Structure

		12/31/2006	12/31/2007	02/29/2008
Managers		2,313	2,520	2,526
Professionals		8,222	8,814	8,793
Assistant Engineers/Clericals		893	844	865
Technicians		10,818	10,842	10,789
Gender	Male (%)	46.9%	47.9%	52.0%
	Female (%)	53.1%	52.1%	48.0%
Average Age		31.6	32.1	32.2
Average Years of Service		5.4	5.8	6.0
Total		22,246	23,020	22,973

TSMC Workforce Structure by Level of Education

	12/31/2006	12/31/2007	02/29/2008
Ph.D.	2.6%	2.9%	3.0%
Master's	28.0%	29.7%	29.8%
Bachelor's	19.6%	19.9%	19.8%
Other Higher Education	20.6%	18.9%	18.9%
High School	29.2%	28.6%	28.5%

5.5.2 Recruitment

Attracting new employees and retaining and motivating the existing employees are key to the success of TSMC's human resources strategy. TSMC believes in equal opportunity employment. Recruitment is conducted via an open selection process and is based on the candidate's ability to fulfill the needs of each position, regardless of race, gender, age, religion, nationality, or political affiliation. In order to seek out the best talents around the world, TSMC employs a number of recruiting programs, including academic corporate collaboration program, Joint Development Program in Campus, summer internship, job fair, Technology Talents Career Symposium. During 2007, TSMC recruited 163 managers, 1,685 professionals and 894 technicians.

5.5.3 People Development

Continuous learning is the cornerstone of TSMC's employee development strategy. A tailor-made individual development plan is established for each employee that suits the employee's development needs. Employees are provided with a comprehensive network of resources, including on-the-job training, coaching, mentoring, job rotation, on-site courses, e-learning, and external learning opportunities.

TSMC provides employees with a wide range of on-site general, professional and management training programs. During 2007, TSMC conducted 872 internal training sessions totaling 698,564 training hours. A total of 245,988 attendees participated in those trainings. The total training expenses were NT$61,931,620. TSMC's training programs include:

- **Management Training:** Management training includes management development training programs tailored to the needs of managers at all levels. Management training programs include New Manager Program, Experienced Manager Program, and Senior Manager Program, as well as other elective courses.

- **General Training:** General training refers to training required by government regulations and company policies, such training includes industry-specific safety, workplace health and safety, quality, and fab emergency response team training.

- **Professional/Functional Training:** Professional/functional training provides technical and professional training required by various functions within the company, offering training courses on equipment engineering, process engineering, accounting, and information technology, among others.

- **Direct Labor (DL) Training:** DL training enables production line employees to acquire the knowledge, skills, and attitude they need to perform their job well. It also helps employees pass required tests in order to be certified for operating equipments. DL training includes DL Skill Training, Technician "Train-the-Trainer" Training, and Manufacturing Leader Training.

- **New Employee Training:** New Employee training includes new employee orientation and pre-job training. The training consists of new employee basic training and job orientation.

In addition to the on-site training courses, TSMC has established "Procedures for Employee Training and Education" in order to encourage employees to participate in various training programs. TSMC provides education subsidies for employee development that best suits company and individual development objectives.

5.5.4 Employee Satisfaction

TSMC has continuously promoted programs devoted to employee benefits, employee care, employee rewards, and employee communication. TSMC works hard to provide a work environment that is challenging yet enjoyable.

Employee Benefits Programs

- TSMC Employee Welfare Committee plans and implements various welfare programs, including hobby clubs, art and cultural seminars, employee outings, TSMC Sports Day, TSMC Family Day. In addition, TSMC also provides holiday bonuses, wedding bonuses, funeral and emergency subsidies.
- To ensure that employees have all the conveniences that they need while at work, TSMC provides on-site cafeteria, dry-cleaning, travel, banking, haircut services, housing, and commute assistances.
- Health improvement programs and psychological consultation services are provided to employees to ensure the physical and psychological well being of all employees.
- In order to promote healthy living, during 2007, TSMC Sports Center was established. It is open to all employees and their family members and provides a variety of workout facilities. TSMC provides Children Centers at Hsinchu and Tainan sites to meet employees' needs for childcare.

Employee Rewards

- Innovation and customer partnership are key elements of TSMC's core values. TSMC annual innovation awards and customer partnership awards were established to recognize and reward employees who contribute to TSMC's overall success.
- In addition to the TSMC annual innovation awards and customer partnership awards, there are a number of other award programs to recognize employees' achievements, including the Outstanding Engineer Award for each fab and the Total Quality Excellence Conference Award. Additionally, TSMC also recommends its employees for external awards. In 2007, TSMC employees were granted a number of national awards, including the National Model Worker Award, the Top 10 National Outstanding Managers Award, the Outstanding Engineer Award, the Outstanding Young Engineer Award, and the National QCC Silver Award.

Employee Communication

TSMC is committed to keeping an open communication channel with its employees. Regular communication meetings are held for the various levels of managers. Periodic employee satisfaction surveys are conducted. *Silicon Garden Magazine*, a quarterly TSMC magazine, is published covering things from work to fun. These all help maintaining the free flow of information between TSMC and its employees.

In order to ensure employees' opinions and complaints can be heard, an employee opinion/complaint submission mechanism is established, which includes:

- A confidential complaint channel headed personally by a vice president for employees to file complaints related to major management, financial and auditing issues.
- A communication channel managed by the Employee Relations department for employees to express their opinions regarding their work and the working environment in general.
- Call Service Center and employee care teams in each fab to deal with issues related to employees' work and personal life.

TSMC is committed to establishing and promoting policies and measures for ensuring gender equality in accordance with employment laws and sexual harassment prevention policies to create a fair working environment for employees of both sexes.

Between January 1, 2007 and February 29, 2008, there were no labor disputes or settlements that resulted in a loss to TSMC.

5.5.5 Retention

TSMC works hard to retain outstanding employees. We are committed to:

- Setting up retention and counseling plans for different groups. For example, TSMC employs a "Buddy System" to help new employees to fit in quickly through assistance provided by senior employees.
- Enabling employees to enhance professional knowledge and to pursue further career development through numerous employee development programs.
- Establishing various employee welfare and care programs to encourage employees to develop their careers and at the same time to maintain work-life balance.

5.5.6 Compensation

TSMC's compensation program includes cash compensation and profit sharing. Cash compensation includes a monthly salary and a variable quarterly incentive bonus. The employee is entitled to a profit sharing of no less than one percent of TSMC's net income after deducting the losses of previous years and contributions to legal and special reserves. The purpose of this profit-sharing bonus is to reward employees' contributions appropriately, to encourage employees to work consistently to ensure the success of TSMC, and to link employees' interests with those of TSMC's shareholders. The amount and form of the distribution are determined by the Board of Directors based on the Compensation Committee's recommendation and are subject to shareholders' approval at the Annual General Meeting. The Company determines the amount of the profit-sharing bonus based on operating results and industry practice in the Republic of China. Individual awards are based on each employee's job responsibility, contribution and performance.

In addition to providing employees of TSMC's overseas subsidiaries with a locally competitive base salary, the Company grants short-term and long-term bonuses as a part of total compensation. The performance bonus is a short-term incentive and is granted in line with local regulations, market practices, and the overall operating performance of each subsidiary. The long-term incentive bonus is awarded based on TSMC's financial performance and is vested over the course of several years in order to encourage long-term employee commitment and development within the Company.

5.5.7 Retirement Policy

TSMC's retirement policy is in accordance with the provisions in the Labor Standards Law and Labor Pension Act of the Republic of China.

5.5.8 Ethics and Business Conduct

TSMC's corporate image and professional reputation are among the Company's most important intangible assets. Honorable, honest and legitimate business practices are one of the cornerstones of TSMC's long-term success. TSMC has established an Ethics Code (the "Code") to assist its employees in understanding the meaning of honorable and honest business practices, and to provide employees with guidelines to follow and implement.

This Code covers the behavioral norms for all employees in their dealings with each other as well as with the Company, customers, suppliers, investors and the general public. In case of violations of the Code, the individual faces appropriate disciplinary action.

5.6 Material Contracts

Technology Cooperation Agreement

Term of Agreement:
2004 - 2008
Contracting Party:
Koninklijke Philips Electronics N.V. (Philips)
(In September 2006, Philips assigned its rights and obligations under this agreement to Philips Semiconductors International B.V., which has now been renamed NXP B.V.)
Summary:
The parties cross license certain semiconductor patents under the agreement, and TSMC is obligated to pay Philips (now NXP B.V.) a fixed amount of license fees for patent license coverage obtained for TSMC's benefit.

Shareholders Agreement

Term of Agreement:
Effective as of 03/30/1999 and may be terminated as provided in the agreement
Contracting Parties:
Koninklijke Philips Electronics N.V. (Philips) and EDB Investments Pte Ltd. (EDBI)
(In September 2006, Philips assigned its rights and obligations under this agreement to Philips Semiconductors International B.V. which has now been renamed NXP B.V. In November 2006, NXP B.V. and TSMC purchased all SSMC shares owned by EDBI; EDBI is no longer a contracting party to this agreement.)
Summary:
TSMC, Philips and EDBI had formed a Singapore joint venture "Systems on Silicon Manufacturing Company Pte Ltd." (SSMC) for providing IC foundry services. Philips Semiconductor (now NXP B.V.) and TSMC are committed to purchasing a certain percentage of SSMC's capacity.

Technology Cooperation Agreement

Term of Agreement:
03/30/1999 - 03/29/2009
Contracting Party:
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)
Summary:
TSMC agreed to transfer certain process technologies to SSMC, and SSMC agreed to pay TSMC a certain percentage of the net selling price of SSMC products.

Patent License Agreement

Term of Agreement:
12/20/2007 - 12/31/2017
Contracting Party:
A multinational company
Summary:
The parties entered into a cross licensing arrangement for certain semiconductor patents. TSMC pays license fees to the contracting company.

Manufacturing, License, and Technology Transfer Agreement

Term of Agreement:
04/01/2004 - 03/31/2006, automatically renewable for successive one-year terms until and unless both parties decide otherwise by mutual consent in writing.
Contracting Party:
Vanguard International Semiconductor Corporation (VIS)
Summary:
VIS reserves certain capacity to manufacture TSMC products on mutually agreed terms. TSMC may also transfer certain technologies to VIS, for which it will in return receive royalties from VIS.

Patent License Agreement

Term of Agreement:
11/01/2002 - 10/31/2012
Contracting Party:
A multinational company
Summary:
The parties entered into a cross licensing arrangement for certain semiconductor patents. TSMC pays license fees to the contracting party.

Patent License Agreement

Term of Agreement:
07/01/2002 - 06/30/2009
Contracting Party:
A multinational company
Summary:
The parties entered into a cross licensing arrangement for certain semiconductor patents. TSMC pays license fees to the contracting party.

Patent License Agreement

Term of Agreement:
01/01/2001 - 12/31/2011
Contracting Party:
A multinational company
Summary:
The parties entered into a cross licensing arrangement for certain semiconductor patents. TSMC pays license fees to the contracting party.

The Second Amendment to the Amended and Restated Joint Technology Cooperation Agreement

Term of Agreement:
07/16/2001 - 12/31/2008 (terminated effective January 2008)
Contracting Parties:
STMicroelectronics N.V.
Philips Semiconductors International B.V. (now NXP B.V.)
Freescale Semiconductor, Inc.
Summary:
The parties entered into a joint technology cooperation arrangement for the development of certain high-performance and advanced semiconductor technologies. TSMC has terminated its participation in this cooperation.

Technology Development and License Agreement

Term of Agreement:

12/04/2003 - 12/03/2007

Contracting Party:

Freescale Semiconductor, Inc.

Summary:

The parties agreed jointly to develop certain advanced SOI process technologies and to cross license related intellectual property rights.

Settlement Agreement

Term of Agreement:

01/30/2005 - 12/31/2010

Contracting Parties:

Semiconductor Manufacturing International Corp. (SMIC) and certain of its subsidiaries

Summary:

The parties settled their patent infringement and trade secret misappropriation disputes, whereby SMIC agrees to pay TSMC US$175 million over six years.

Research and Development Collaboration Agreement

Term of Agreement:

01/01/2007 - 12/31/2010

Contracting Party:

NXP B.V.

Summary:

The parties entered into research and development collaboration to develop advanced semiconductor technologies.

Asset Sale and Purchase Agreement

Effective Date of Agreement:

10/8/2007

Contracting Party:

Atmel North Tyneside, Atmel Corporation

Summary:

The parties entered into an asset sale and purchase agreement, whereby TSMC purchases Atmel North Tynesides' semiconductor production equipment and tools for US$82 million.

Note: TSMC is not currently party to any other material contract, other than contracts entered into in the ordinary course of our business. The Cpmpany's "Significant Commitments and Contingencies" are disclosed in the "*Financial Information*" of Annual Report (II), pages 28-29.

6. FINANCIAL HIGHLIGHTS

TRANSPARENCY

TSMC's trinity of strengths, technology leadership, manufacturing excellence, and customer partnership, are built on a foundation of financial strength. In 2007, we generated positive free cash flow for the 6th consecutive year. We also returned a record amount of cash to our shareholders through cash dividends and share buybacks. With our strong balance sheet and our consistent profitability, we believe we are well positioned for our future growth and for delivering increasing long-term returns to our shareholders.

6.1 Financial Status and Operating Results

6.1.1 Financial Status

Unconsolidated

Unit: NT$ thousands

Item	2007	2006	Difference	%
Current Assets	174,299,286	193,676,010	(19,376,724)	-10%
Fixed Assets	234,564,558	228,235,359	6,329,199	3%
Other Assets	19,017,626	14,295,330	4,722,296	33%
Total Assets	551,772,623	573,584,904	(21,812,281)	-4%
Current Liabilities	43,800,810	42,905,154	895,656	2%
Long-term Liabilities	20,880,411	22,698,466	(1,818,055)	-8%
Total Liabilities	64,681,221	65,603,620	(922,399)	-1%
Capital Stock	264,271,037	258,296,879	5,974,158	2%
Capital Surplus	53,732,682	54,107,498	(374,816)	-1%
Retained Earnings	218,864,571	197,124,532	21,740,039	11%
Total Shareholders' Equity	487,091,402	507,981,284	(20,889,882)	-4%

- **Analysis of Deviation over 20%**
  The increase in other assets was mainly due to increase in deferred charges and deferred income tax assets.

- **Major Impact on Financial Position**
  The above deviations over 20% had no major impact on TSMC's financial position.

- **Future Plan on Financial Position:** Not applicable.

Consolidated

Unit: NT$ thousands

Item	2007	2006	Difference	%
Current Assets	249,822,329	260,317,168	(10,494,839)	-4%
Fixed Assets	260,252,187	254,094,190	6,157,997	2%
Other Assets	24,329,385	19,178,650	5,150,735	27%
Total Assets	570,865,226	587,485,159	(16,619,933)	-3%
Current Liabilities	48,706,007	46,860,531	1,845,476	4%
Long-term Liabilities	31,473,648	31,486,512	(12,864)	0%
Total Liabilities	80,179,655	78,347,043	1,832,612	2%
Capital Stock	264,271,037	258,296,879	5,974,158	2%
Capital Surplus	53,732,682	54,107,498	(374,816)	-1%
Retained Earnings	218,864,571	197,124,532	21,740,039	11%
Equity Attributable to Shareholders of the Parent	487,091,402	507,981,284	(20,889,882)	-4%
Total Shareholders' Equity	490,685,571	509,138,116	(18,452,545)	-4%

- **Analysis of Deviation over 20%**
  The increase in other assets was mainly due to increase in deferred charges and deferred income tax assets.

- **Major Impact on Financial Position**
  The above deviations over 20% had no major impact on TSMC's financial position.

- **Future Plan on Financial Position:** Not applicable.

6.1.2 Operating Results

Unconsolidated

Unit: NT$ thousands

Item	2007	2006	Difference	%
Gross Sales	319,167,299	319,210,148	(42,849)	0%
Sales Returns & Allowances	(5,519,655)	(5,328,513)	(191,142)	4%
Net Sales	313,647,644	313,881,635	(233,991)	0%
Cost of Sales	176,223,224	164,163,235	12,059,989	7%
Gross Profit	137,424,420	149,718,400	(12,293,980)	-8%
Unrealized Gross Profit from Affiliates	265,106	-	265,106	-
Realized Gross Profit	137,159,314	149,718,400	(12,559,086)	-8%
Operating Expenses	24,907,267	23,418,541	1,488,726	6%
Income from Operations	112,252,047	126,299,859	(14,047,812)	-11%
Non-operating Income & Gains	10,834,698	11,596,727	(762,029)	-7%
Non-operating Expenses & Losses	2,335,339	3,090,087	(754,748)	-24%
Income before Income Tax	120,751,406	134,806,499	(14,055,093)	-10%
Income Tax Expenses	(11,574,313)	(7,550,582)	(4,023,731)	53%
Income before Cumulative Effect of Changes in Accounting Principles	109,177,093	127,255,917	(18,078,824)	-14%
Cumulative Effect of Changes in Accounting Principles	-	(246,186)	246,186	-
Income after Income Tax	109,177,093	127,009,731	(17,832,638)	-14%

- **Analysis of Deviation over 20%**

  Decrease in non-operating expenses and losses: The decrease was mainly due to less loss on settlement and disposal of financial instruments and foreign exchange loss, offset in part by an increase in provision for litigation loss.

  Increase in income tax expenses: The increase was primarily due to higher taxable income in 2007.

- **Sales Volume Forecast and Related Information**

  For additional details, please refer to "*Letter to Shareholders*" on pages 4-5 of this Annual Report.

Consolidated

Unit: NT$ thousands

Item	2007	2006	Difference	%
Gross Sales	328,336,172	322,883,499	5,452,673	2%
Sales Returns & Allowances	(5,705,576)	(5,476,328)	(229,248)	4%
Net Sales	322,630,596	317,407,171	5,223,425	2%
Cost of Sales	180,280,385	161,597,081	18,683,304	12%
Gross Profit	142,350,211	155,810,090	(13,459,879)	-9%
Operating Expenses	30,628,304	28,545,396	2,082,908	7%
Income from Operations	111,721,907	127,264,694	(15,542,787)	-12%
Non-operating Income & Gains	11,933,803	9,705,592	2,228,211	23%
Non-operating Expenses & Losses	2,013,684	3,608,078	(1,594,394)	-44%
Income before Income Tax	121,642,026	133,362,208	(11,720,182)	-9%
Income Tax Expenses	(11,709,626)	(7,773,711)	(3,935,915)	51%
Income before Cumulative Effect of Changes in Accounting Principles	109,932,400	125,588,497	(15,656,097)	-12%
Cumulative Effect of Changes in Accounting Principles	-	1,606,749	(1,606,749)	-
Net Income	109,932,400	127,195,246	(17,262,846)	-14%
Net Income Attributable to Shareholders ofthe Parent	109,177,093	127,009,731	(17,832,638)	-14%

• **Analysis of Deviation over 20%**

Increase in non-operating income and gains: The increase was primarily due to an increase in interest income, gain on settlement and disposal of financial instruments, and valuation gain on financial instruments.

Decrease in non-operating expenses and losses: The decrease was mainly due to less loss on settlement and disposal of financial instruments, valuation loss on financial instruments and foreign exchange loss, offset in part by an increase in provision for litigation loss.

Increase in income tax expenses: The increase was primarily due to higher taxable income in 2007.

• **Sales Volume Forecast and Related Information**

For additional details, please refer to "*Letter to Shareholders*" on pages 4-5 of this Annual Report.

6.1.3 Cash Flow

Unconsolidated

Unit: NT$ thousands

Cash Balance 12/31/2006	Net Cash Provided by Operating Activities in 2007	Net Cash Outflows from Investing and Financing Activities in 2007	Cash Balance 12/31/2007	Remedy for Cash Shortfall	
				Investment Plan	Financing Plan
100,139,709	174,116,992	(201,834,599)	72,422,102	-	-

• **Analysis of Cash Flow**

NT$174.1 billion net cash provided by operating activities: Mainly from net income and depreciation/amortization.

NT$65.9 billion net cash used in investing activities: Primarily for capital expenditures.

NT$135.9 billion net cash used in financial activities: Mostly for the payout of cash dividends and repurchase of common shares.

• **Remedial Actions for Cash Shortfall:** As a result of positive cash flows and ample cash on-hand, remedial actions are not required.

• **Cash Flow Projection for Next Year:** Not applicable.

Consolidated

Unit: NT$ thousands

Cash Balance 12/31/2006	Net Cash Provided by Operating Activities in 2007	Net Cash Outflows from Investing and Financing Activities in 2007	Cash Balance 12/31/2007	Remedy for Cash Shortfall	
				Investment Plan	Financing Plan
117,837,192	183,766,668	(206,617,372)	94,986,488	-	-

• **Analysis of Cash Flow**

NT$183.8 billion net cash provided by operating activities: Mainly from net income and depreciation/amortization.

NT$70.7 billion net cash used in investing activities: Primarily for capital expenditures.

NT$135.9 billion net cash used in financial activities (including effect of exchange rate changes): Mostly for the payout of cash dividends and repurchase of common shares.

• **Remedial Actions for Cash Shortfall:** As a result of positive cash flows and ample cash on-hand, remedial actions are not required.

• **Cash Flow Projection for Next Year:** Not applicable.

6.1.4 Major Capital Expenditure

Major Capital Expenditure and Sources of Funding

Unit: NT$ thousands

Plan	Actual or Planned Source of Capital	Total Amount as of 12/31/2007	Status of Actual or Projected Use of Capital			
			2004	2005	2006	2007
Production Facilities and Equipment	Cash flow generated from operations	302,408,147	75,797,890	75,040,652	73,643,829	77,925,776
R&D Equipment	Cash flow generated from operations	15,016,577	2,000,055	3,869,192	3,746,173	5,401,157

Expected Future Benefits

With the above-mentioned capital expenditures, it is estimated that TSMC's annual production capacity will increase by approximately 1 million 8-inch equivalent wafers in 2008. In addition, we expect 2009 and 2010 production capacity will also increase.

6.1.5 Investments Exceeding 5% of Company's Paid-in Capital in 2007: Not applicable.

6.2 Risk Management

TSMC and its subsidiaries are committed to proactively and cost-effectively integrating and managing strategic, operational, financial and hazardous risks together with potential consequences to operations and revenue.

TSMC has established an Enterprise Risk Management (ERM) program based on TSMC's corporate vision as well as its long-term sustainability and responsibility to both industry and society. The program is overseen by the Audit Committee.

The ERM program seeks to provide for TSMC's adequate management of risks on behalf of its stakeholders, shareholders and other interested parties.

6.2.1 Risk Management (RM) Organization Chart


President & CEO
RM Steering Committee
Materials Management and Risk Management Senior Vice President
RM Working Committee
RM Division

Organization Description

- **RM Steering Committee:**
  Is composed of functional heads;
  Reviews risk control progress; and
  Identifies and approves the prioritized risk lists.

- **RM Working Committee:**
  Is composed of representatives from each function;
  Aligns functional ERM activities; and
  Follows up the risk control action plan.

- **RM Division:**
  Coordinates the RM Working Committee activities;
  Facilitates functional risk management activities; and
  Consolidates ERM reports into the RM Steering Committee.

6.2.2 Strategic Risks

Industry Developments

The semiconductor and microelectronics industries are affected by demand for end products, e.g., personal computers, handsets, and consumer electronics. Our semiconductor foundry business is affected by such market conditions, and most of our customers also operate in these industries. Because our business is, and will continue to be, dependent on the requirements of semiconductor and microelectronics companies for our services, periods of downturn and overcapacity may lead to reduced demand for our services. To mitigate such risks, TSMC covers a broad spectrum of customer and product portfolios to avoid significant impact from events in any single semiconductor or microelectronics industry.

Changes in Technology

Technologies used in the semiconductor industry are constantly changing. If we do not anticipate these technological changes and rapidly develop new and innovative technologies, or if our competitors unforeseeably gain sudden access to more advanced technologies, we may not be able to win bids for advanced foundry services on competitive terms. Hence, we have concentrated on maintaining a competitive edge in research and development. Staying at the leading edge of technology development is and always will be a top priority effort for TSMC.

Decrease in Demand and Average Selling Price

Since our sales revenue is derived from customers in the personal computer, communication device and consumer electronics industries, demand in these industries may adversely affect demand for our services and place pressure on our average selling prices. TSMC maintains a broad range of customer and product portfolios to address such risks. Our premium services and proven trustworthiness also enable TSMC to maintain more stable pricing.

Competition

The markets for our foundry services are highly competitive with other dedicated foundry service providers as well as integrated device manufacturers. Our competition may, from time to time, decide to undertake aggressive pricing tactics that may lead to lost customer business or decreased average selling prices for TSMC. Such risks, however, are mitigated as TSMC's technology leadership, manufacturing excellence, and customer partnership create a very high bar for competition to undercut simply by lowering prices.

Risks Associated with Changes in the Political and Regulatory Environment

TSMC's management team closely monitors both domestic and foreign political and regulatory developments that could have a material impact on TSMC's financial operations, and sets related risk management procedures.

In March 2007, the Accounting Research and Development Foundation of the Republic of China issued an interpretation that requires companies to expense the bonus payable to directors, supervisors and employees, rather than recording it as an appropriation of earnings. The Company has applied this ruling to its financial statements for the fiscal year beginning on or after January 1, 2008. The new requirement will increase the costs of goods sold and operation expenses, and will affect the Company's annual net income. However, the Company will adopt measures such as increasing productivity and cost savings to minimize the impact of this requirement.

6.2.3 Operational Risks

Risks Associated with Capacity Expansion

To meet customer demand, TSMC increased its annual production capacity by approximately 1.23 million 8-inch equivalent wafers in 2007. The total average billing utilization rate for 2007 was 93%. As of the date of this Annual Report, the benefits brought about by such capacity expansion have been in line with TSMC's expectations. TSMC has established systems to evaluate and forecast market demand and refers to these forecasts and evaluations when expanding capacity.

Risks Associated with Sales Concentration

In 2006 and 2007, our 10 largest customers accounted for 53% and 51%, respectively, of our net sales. In particular, our largest customer in 2007 accounted for more than 10% of our net sales. Since a relatively limited number of customers contribute a significant portion of our revenue, unforeseen loss or significant reduction of a major customer's business may adversely affect TSMC's performance. TSMC mitigates such risk by placing customer partnership in its core strategy, and works closely with customers from end to end to provide the best overall value, so that such unforeseen events are minimized.

Risks Associated with Purchase Concentration

• Raw Materials

TSMC procures raw materials from multiple sources whenever possible to ensure adequate supplies for volume production and to mitigate purchase concentration risk. However, we procure some of our raw materials from sole-source suppliers. TSMC evaluates the risk of supply disruptions from single-source suppliers and assists those suppliers in lowering production and transportation risk by helping suppliers improve quality and safety. Also, TSMC monitors supplier site inventory for earlier detecting of supply risk. To lower the risk of potential price increases, TSMC seeks to establish long-term contracts with critical suppliers. TSMC also continues to look for additional sources for single-sourced materials.

• Equipment

Our operations and ongoing expansion plans depend on our ability to obtain a significant amount of equipment and related services from a limited number of suppliers in a market that is characterized, from time to time, by intense demand, limited supply and long delivery cycles. During such times, supplier-specific or industry-wide lead times for delivery can be as long as four to ten months or more. Supplier-specific or industry-wide shortages of equipment could result in longer delivery times. If we are unable to obtain equipment in a timely manner, we may be unable to fulfill our customers' orders, which could negatively impact our financial condition and results of operations. To better manage equipment lead time, we have implemented various business models with suppliers to shorten the procurement lead time. We also provide our projected demand for various items to many of our equipment suppliers to help them plan their production in advance.

Risks Associated with Intellectual Property Rights

Our ability to compete successfully and to achieve future growth will depend in part on the continued strength of our intellectual property portfolio. There can be no assurance that, as our business or business models expand into new areas, we will be able to independently develop the technology, trade secrets, software or know-how necessary to conduct our business or that we can do so without infringing the intellectual property rights of others. We may have to rely increasingly on licensed technology from others. To the extent that we rely on licenses from others, there can be no assurance that we will be able to obtain all of the licenses we desire in the future on terms we consider reasonable or at all. The lack of necessary licenses could expose us to claims for damages and/or injunctions from third parties, as well as claims for indemnification by our customers in instances where we have contractually agreed to indemnify our customers against damages resulting from infringement claims. We have received, from time to time, communications from third parties asserting that our technologies, manufacturing processes, the design of the integrated circuits made by us or the use by our customers of semiconductors made by us may infringe their patents or other intellectual property rights. And, because of the nature of the industry, we may continue to receive such communications in the future. In some instances, these disputes have resulted in litigation. While we actively enforce and protect our intellectual property rights, there can be no assurance that our efforts will be adequate to prevent the misappropriation or improper use of the protected technology, trade secret, software or know-how.

If we fail to obtain or maintain certain government, technology or intellectual property licenses and, if litigation relating to alleged intellectual property matters occurs, it could prevent us from manufacturing or selling particular products or applying particular technologies, which could reduce our opportunities to generate revenues.

Risks Associated with Litigations

To protect its intellectual property rights, trade secrets and other intellectual assets, TSMC may initiate, as appropriate, litigation against former employees or third parties. As is the case for most companies in the high-technology industry, TSMC receives from time to time notices from third parties alleging that TSMC's technologies, designs, and manufacturing processes may infringe patents or other intellectual property rights. TSMC takes these matters seriously, investigates all such claims, and takes appropriate action as the circumstances require.

In December 2003, we commenced legal action in several forums against SMIC and certain of its subsidiaries for several causes of action including but not limited to patent infringement and trade secret misappropriation. The dispute with SMIC was settled under a settlement agreement entered into in January 2005 and pursuant to which SMIC is paying us US$175 million in installments over six years. Under its terms, we agreed not to sue SMIC for itemized acts of alleged trade secret misappropriation except in the event of breach. In addition, we and SMIC agreed to cross license each other's certain patents through December 2010. The settlement agreement also provided for the dismissal without prejudice of all pending legal actions between the two companies, including matters pending in the U.S. District Court for the Northern District of California, Superior Court of California for Alameda County, the U.S. International Trade Commission and Hsinchu District Court in Taiwan. The settlement does not grant a license to SMIC to use any of our trade secrets nor does it result in TSMC transferring any technology or providing any technical assistance to SMIC. In August 2006, TSMC, TSMC North America, and WaferTech filed a complaint with the Superior Court of the State of California in the County of Alameda against Semiconductor Manufacturing International Corporation (SMIC), SMIC (Shanghai), SMIC (Beijing) and SMIC Americas, alleging breach of a settlement agreement reached in 2005 and misappropriation of trade secrets. The suit sought injunctive relief along with monetary damages. In September 2006, SMIC filed a cross-complaint against us in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against us in November 2006 with the Beijing People's High Court alleging defamation and breach of good faith.

In September 2007, the court in the California action ruled on TSMC's motion for preliminary injunction. While the court did not grant a full preliminary injunction against SMIC, the court found that TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC's 0.13μm and smaller technologies that should have been returned under the Settlement Agreement, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case. Therefore, the court ordered that, effective immediately, SMIC must provide 10 business days advance notice and an opportunity for TSMC to object before disclosing items enumerated in the Court Order to SMIC's third party partners.

These SMIC-related matters are still pending in their respective forums, and their specific outcome cannot be determined at this time. Management intends to protect vigorously its intellectual property rights to maintain shareholder value.

In April 2004, UniRAM Technology, Inc. filed an action against MoSys Inc., TSMC and TSMC North America in the U.S. District Court for the Northern District of California, alleging patent infringement and trade secret misappropriation and seeking injunctive relief and damages. UniRAM later dropped its patent infringement claims during the course of litigation, but TSMC and TSMC North America's inequitable conduct counterclaim against UniRAM's asserted patents remained. In 2007, the trade secret misappropriation portion of the case went to trial, and in September 2007, a jury rendered a verdict awarding US$30.5 million to UniRAM Technology, Inc. The court held a separate bench trial on the inequitable conduct counterclaims in January 2008, but has yet to issue a decision as of the date of this Annual Report. As a procedural matter, the jury verdict cannot be entered into the record while the inequitable conduct issues remain undecided. Nevertheless, as a result of the verdict, we have accrued the full amount of the jury award by reporting it as a separate line item in the income statements. The charge is classified as part of our non-operating expenses. We intend to continue to pursue remedies against this verdict.

Other than the matters provided above, TSMC was not involved in any other material litigation during 2007 and as of the date of this Annual Report.

Risks Associated with Mergers and Acquisitions

In 2007, and as of the date of this Annual Report, TSMC did not complete any merger and acquisition activities.

Risks Associated with Recruiting and Retaining Qualified Personnel

The company's growth and development rely on the continuing service and contributions of our executive officers and skilled management and technical personnel. Losing any of these personnel without adequate replacement could jeopardize our business. While expansion of TSMC's business generates ongoing demand for personnel, due to the intense competition in recruiting qualified manpower, we cannot guarantee that our needs can be fulfilled in time. We have conducted in-depth personnel analyses, consolidated the efforts of all levels of the management, and implemented appropriate strategies and plans to minimize the potential risks/impacts of a deficit in qualified personnel.

Future R&D Plans and Expected R&D Spending

For additional details, please refer to "*Future R&D Plans*" on pages 48-49 of this Annual Report.

Changes in Corporate Image and Impact on Company's Crisis Management

TSMC has established an excellent corporate image based on its firm belief in its core values, its rigorous corporate governance, and its outstanding operations. The Company has won recognition such as:

- *Commonwealth* magazine's benchmark for Most Admired Company in Taiwan
- *Commonwealth* magazine's Best Corporate Citizenship for a large company
- *GlobalViews* magazine's Corporate Social Responsibility award
- Number one in the *Asian Wall Street Journal's* survey of the top 10 companies in Taiwan
- First place in *Cheers* magazine's survey of Company Most Admired by the New Generation
- The Executive Yuan's Enterprise Sustainable Development Award
- The Ministry of Economic Affairs' Outstanding Innovation Achievement Award
- The Environmental Protection Administration's National Enterprise Environmental Protection Award
- *IR Magazine's* award for Best Corporate Governance in Taiwan and Hong Kong and Best Investor Relations in Taiwan.

We believe this recognition is the strongest proof of TSMC's positive corporate image.

In addition, the Company has established departments such as Brand Management, Customer Service, Public Relations, Employee Relations, Investor Relations, Risk Management, Internal Audit, and the TSMC Education and Culture Foundation to further improve TSMC's corporate image and to take preparatory measures for the prevention and control of potential reputational risk.

Risks Associated with Change in Management

In 2007, and as of the date of this Annual Report, there were no such risks for TSMC.

6.2.4 Financial Risks

Internal Management of Economic Risks

• Interest Rate Fluctuation

TSMC's exposure to interest rate risks derives primarily from long-term debt obligations that are incurred in the normal course of business. In order to limit its exposure to interest rate risks, TSMC finances its funding needs through issuance of long-term, fixed-rate debt. On the asset side, the primary objective of our investments in fixed income securities is to preserve principal in highly liquid markets. In order to maintain our liquidity profile, the majority of fixed income securities are at the short end of the yield curve.

• Foreign Exchange Volatility

Over half of our capital expenditures and manufacturing costs are denominated in currencies other than NT dollars, primarily U.S. dollars, Japanese yen, and Euros. More than 90% of our sales are denominated in U.S. dollars and currencies other than NT dollars. Therefore, any significant fluctuation to our disadvantage in such exchange rate may have an adverse effect on our financial condition. For example, during the period from January 1, 2008 to February 29, 2008, the U.S. dollar has depreciated 4.7% against the NT dollar, which may have a material impact on our results of operations. TSMC hedged its foreign exchange exposure resulting from its assets and liabilities mainly through cross currency swaps and currency forward contracts.

• Inflation

Our most significant export market is North America and we do not believe that inflation in the R.O.C. or North America had a material impact on our results of operations in 2007. However, we cannot ensure that there will be no significant variations in the inflation rates in the future or any such variation would not have a material impact on our results of operations.

Risks Associated with High-risk/High-leveraged Investment; Lending, Endorsements, and Guarantees for Other Parties; and Financial Derivative Transactions

TSMC did not make high-risk or high-leveraged financial investments during 2007 and up to the date of this report. Neither did TSMC provide lending, endorsements or guarantees for other parties in the period.

The financial transactions of a "derivative" nature that TSMC entered into were strictly for hedging purposes and not for any trading or speculative purpose. For more information, please refer to the "*Financial Information*" on page 64 of Annual Report (II).

To control various types of financial transactions, the company has established internal policies and procedures based on sound financial and business practices, all in compliance with the relevant rules and regulations issued by the Taiwan Securities and Futures Bureau. TSMC policies and procedures include "Policies and Procedures for Financial Derivative Transactions", "Procedures for Lending Funds to Other Parties", "Procedures for Acquisition or Disposal of Assets", and "Procedures for Endorsement and Guarantee".

Risks Associated with Impairment Charges

Under R.O.C. GAAP and U.S. GAAP, TSMC is required to evaluate our long-lived assets and intangible assets for impairment whenever there is an indication of impairment. If certain criteria are met, TSMC is required to record an impairment charge. TSMC is also required under R.O.C. GAAP and U.S. GAAP to evaluate goodwill for impairment at least on an annual basis or whenever a triggering event or an indication of impairment occurs.

We currently are not able to estimate the extent or timing of any impairment charge for future years. Any impairment charge required may have a material adverse effect on our net income.

The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. TSMC has established systems to closely monitor and evaluate capacity utilization and economic cycle.

6.2.5 Hazardous Risks

TSMC is committed to maintaining a comprehensive risk management system dedicated to the conservation of natural resources, safety of people, and protection of property. In order to effectively handle emergencies and natural disasters at each facility, management has developed comprehensive plans and procedures that focus on loss prevention, emergency response, crisis management, and business recovery. TSMC has adopted international standards for ESH management. All TSMC fabs have been ISO 14001 certified (Environmental Management System), OHSAS 18001 certified (Occupational Health and Safety Management System) and QC080000 certified (Hazardous Substance Process Management System).

TSMC pays special attention to emergency preparedness for disasters such as typhoons, earthquakes, environmental contamination, large-scale product returns, disruption of IT systems, strikes, and disruptions to the supply of raw materials or water, electricity, gases, and public utilities. We have established contingency plans, which include the establishment of emergency task forces when necessary, the preparation of a thorough analysis of the emergency, its impact, alternatives, and solution for each possible scenario, and appropriate precautionary and/or recovery measures. Each task force is given the responsibility to ensure TSMC's ability to conduct business while minimizing personal injuries, business disruption, and financial impact under the circumstances. For the year 2007 and up to the date of this Annual Report, there are no reportable material events that have necessitated the activation of such contingency plans. In 2007, we also conducted the continuous improvement project for building anti-seismic capability evaluation and tool anchorage fixation.

We use some combustible materials in manufacturing processes and are therefore subject to explosion and fire risk. We maintain many overlapping risk prevention and protection systems, as well as comprehensive fire and casualty insurance, including insurance for loss of property and loss of profit resulting from business interruption. Nonetheless, our risk management and insurance coverage may not be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result of an explosion, fire, or environmental excursions, it could reduce our manufacturing capacity and might cause us to lose important customers, thereby having a potentially material adverse impact on our financial performance. In addition to periodic fire protection system inspection and fire fighting drills, we also carried out a corporate-wide fire risk mitigation project focused on management and hardware improvements.

6.2.6 Other Risks

Potential Impact and Risks Associated with Sales of Significant Numbers of Shares by TSMC's Directors, and Major Shareholders Who Own 10% or More of TSMC's Total Outstanding Shares

The value of TSMC shareholders' investment may be reduced by possible future sales of TSMC shares owned by the major shareholders.

One or more of TSMC's existing shareholders may, from time to time, dispose of significant numbers of their shares. For example, the National Development Fund, one of TSMC's largest shareholders, has sold TSMC shares in form of ADSs in several transactions since 1997. In May 2005, Philips, another major shareholder of TSMC, reiterated its intention, first announced in October 2003, to gradually and orderly reduce its equity interest in TSMC.

On March 9, 2007, Philips and TSMC jointly announced a multi-phase plan to facilitate an orderly exit by Philips from its current shareholding in TSMC. Specifically, according to the announced plan, Philips intends to divest its current shareholding in TSMC through one or more block trades on the Taiwan Stock Exchange, a public offering of our common shares in the form of ADSs, and through participation in share buy-backs conducted by TSMC during a period beginning in 2007 and ending in 2010.

The plan's initial step occurred on March 12, 2007, when Philips sold approximately US$1.75 billion worth of our common shares over the Taiwan Stock Exchange through block trades to a few institutional investors in Taiwan. Further, the plan's second step was a sale by Philips in a public offering registered with the U.S. Securities and Exchange Commission of about US$2.56 billion worth of our common shares in the form of ADSs on May 18, 2007. It is the intention of TSMC and Philips that no further ADS offerings will be conducted in respect of Philips' shareholding in TSMC.

For the third step of the plan, TSMC conducted a share repurchase program from November 14, 2007 to December 31, 2007, in the amount of approximately US$1.5 billion, and subsequently canceled 800 million common shares that had been repurchased. During the same period, Philips also disposed 800 million of our common shares by selling them in the open market. After the completion of this third step, Philips held approximately 5.1% of our total outstanding common shares as of February 29, 2008.

Last, the plan's fourth step calls for TSMC to conduct, subject to maintaining the current annual cash dividend per share, additional share repurchase and cancellation programs between 2008 and 2010, in which Philips has informed TSMC that it intends to tender its remaining common shares held in TSMC at such time. Philips may also consider selling its remaining common shares held in TSMC to specified long-term investors mutually agreeable to Philips and TSMC.

There is currently no other shareholder who owns 10% or more of TSMC's total outstanding shares.

Other Material Risks

During 2007 and as of the date of this Annual Report, TSMC's management is not aware of any other risk event with a potentially material impact on the financial status of the Company.









7. CORPORATE SOCIAL RESPONSIBILITY





PROMISE







TSMC's core value of commitment extends to all aspects of its business, including commitment to the welfare of employees, society, and the environment.

7.1 Environmental, Safety and Health Management

TSMC believes its environmental, safety and health practices should not only comply with legal requirements, but also measure up to recognized international practices. The Company aims to prevent pollution, efficiently use all resources, prevent accidents, improve employee safety and health, protect property, and establish a work environment that promotes the well-being of our employees and of the communities in which we operate.

All TSMC manufacturing facilities have received ISO 14001 certification for environmental management systems and OHSAS 18001 certification for occupational health and safety management systems. TSMC strives for continuous improvement and actively seeks to enhance pollution prevention, power and resource conservation, waste reduction, health and safety management, fire and explosion prevention and other risks such as earthquakes in order to reduce environmental, safety and health risk. In 2006, TSMC began to adopt the IECQ QC080000 Hazardous Substance Process Management (HSPM) System in order to meet customer needs for management of hazardous materials and to meet the European Union's Restriction of Hazardous Substances (RoHS) directive. All TSMC manufacturing facilities were QC080000 certified in 2007.

TSMC is committed to communicating with suppliers and contractors on environmental, safety and health issues and encouraging them to improve their ESH performance. In line with this policy, TSMC uses priority work management and self-management to govern work performed by contractors. TSMC requires contractors performing high-risk operations to complete certification for technicians, and to establish their own OHSAS 18001 safety and health management system before bidding on contracts. This self-management is aimed at increasing contractors' sense of ownership and responsibility, with the goal of promoting safety awareness and technical improvement for contractors in the industry.

TSMC has also conducted on-site ESH audits of local material suppliers' and testing/assembly subcontractors since 2005. In the case of suppliers or subcontractors which performed poorly on ESH audits, TSMC requires these organizations to take preventive and corrective action to improve their ESH performance. TSMC also assists them to improve their ESH performance.

7.1.1 Environmental Protection

Greenhouse Gases (GHG) Emission Reduction

TSMC is committed to environmental protection and actively participates in international environmental protection programs. In 2005, TSMC was Taiwan's first semiconductor company to make a complete inventory of its GHG and to gain ISO14064 certification for its processes and outputs. The purpose of the inventory was to serve as a reference for TSMC's strategy to reduce GHG, to meet future domestic regulatory requirements, and to prepare for carbon trading and corporate carbon asset management. All TSMC facilities continue to conduct a GHG inventory on an annual basis. The inventory result shows that the major direct GHG emission is perfluorinated compounds (PFCs), which are used in the semiconductor manufacturing process. The primary indirect GHG emission is electricity consumption.

TSMC is also taking measures to reduce its emission of greenhouse gases. TSMC has endorsed a memorandum of understanding between the Taiwan Semiconductor Industry Association, the R.O.C. Environmental Protection Administration, and the World Semiconductor Council, whereby TSMC is committed to reducing PFC emissions to 10% below the average of 1997 and 1999 by 2010. This emissions target remains fixed as TSMC continues to grow and expand its manufacturing facilities. The Company is taking the following measures to reduce emissions in line with recommendations provided by the Intergovernmental Panel on Climate Change (IPCC):

- Accurate measurement of PFC gas production and the effectiveness of exhaust gas abatement equipment in order to calculate actual PFC emission volumes
- Evaluation of feasible alternatives to greenhouse gases and gradually replacement of greenhouse gases at all manufacturing facilities
- Evaluation and installation of PFC exhaust gas abatement equipment, in line with effectiveness and safety considerations

Coal-fired power generators are a major source of electricity in Taiwan and emit large amounts of carbon dioxide (CO_2). TSMC makes continuous efforts to conserve energy, which reduces both carbon dioxide gas emissions and costs. TSMC has not only adopted energy-conservative designs for both manufacturing fabs and offices, but has also improved the energy efficiency of facilities during operation.

Air and Water Pollution Control

TSMC has installed effective air and water pollution control equipment in each wafer fab to meet regulatory emissions standards. In addition, TSMC maintains backup pollution control systems, including emergency power supplies, to lower the risk of pollutant emission in the event of equipment breakdown. TSMC monitors the operations of air and water pollution control equipment centrally around the clock and tracks system effectiveness to ensure emitted air and discharged water quality.

Water Conservation

To make most effective use of Taiwan's limited water resources, all TSMC fabs make efforts to increase water reclamation rates by adjusting the water usage of manufacturing equipment and improving wastewater reclamation systems. New fabs are able to reclaim 85% of process water, meeting or exceeding the standards of the Science Park Administration and outperforming most semiconductor fabs around the world. TSMC also strives to reduce non-manufacturing-related water consumption, including water used in air conditioning systems, sanitary facilities, cleaning, landscaping and kitchens.

Waste Management and Recycling
TSMC has established a designated unit responsible for waste recycling and disposal. To meet the goal of sustainable resource utilization, TSMC's first priority is to reduce process waste before considering recycling or disposal. TSMC carefully selects waste disposal and recycling contractors and performs annual audits of certification documents, site operations and transportation routes to ensure legal and proper disposal of waste.

Other Environmental Protection Programs
TSMC has implemented an environmental accounting system, allowing each fab to calculate cost savings or profits created by each environmental program.

In addition, TSMC conducts "Product Life Cycle Assessments" (Product LCA), collecting and analyzing data from the entire semiconductor manufacturing chain from raw materials suppliers to finished products, including statistics for such items as energy, raw materials consumption, and pollution. The product LCA study has established "Eco-Profiles" for all TSMC fabs and will help the Company to meet future international regulations such as the European Union's "Energy-Using Product" directive. These "Eco-Profiles" can also be provided to customers who require such documentation.

TSMC also maintains "green procurement" procedures, requiring raw materials suppliers to declare that the materials they supply to TSMC do not contain any prohibited substances. This ensures that products manufactured by TSMC comply with customer requirements and the regulatory requirements of the European Union's RoHS directive. TSMC also encourages employees to use "Green Mark" products in offices, such as recycled paper, desktop PCs, LCD monitors, and batteries.

TSMC has adopted the standards of Taiwan "Green Building" and U.S. LEED (Leadership in Energy and Environmental Design) to apply on future new fab and office building design, which may be more energy and resource efficient than usual designs. In the meantime, TSMC is planning to upgrade existing office buildings to comply with LEED standard year by year starting in 2008.

Environmental Compliance Record
There were no environmental penalties or fines in 2007.

7.1.2 Safety and Health

Safety and Health Management
TSMC's safety and health management is built on the framework of the OHSAS 18001 system, and adheres to the management principle of "Plan, Do, Check, Act" to prevent accidents and protect employee safety and health as well as Company assets.

Besides accident prevention, TSMC has established emergency response procedures to protect the lives of employees and contractors if disasters should occur, as well as to minimize the negative impact on society and the environment. TSMC communicates to suppliers to reduce potential risks in the operation of production equipment and follows safety control procedures when installing production equipment. The Company places stringent controls on high-risk operations and also evaluates the seismic tolerance of facilities and equipment to reduce the risk of earthquake damage. In health management, TSMC maintains regular wellness and professional health programs and also establishes Company-level prevention committees when infectious diseases such as Severe Acute Respiratory Syndrome (SARS) or Avian Influenza pose a potential risk to the Company.

Working Environment and Employee Safety Protection
TSMC's ESH (Environmental, Safety and Health) policy commits to preventing incidents, improving employees' safety and health, protecting property and establishing a secure working environment. TSMC safety and health management operations apply to:

- **Hardware Safety of Equipment Used by Process, Facilities, IT, and General Services Departments**

In addition to meeting regulatory and internal standards when building or rebuilding facilities, TSMC also maintains procedures governing new equipment and raw materials management, safety approvals for bringing new tools online, revising safety rules, seismic protection measures, and other safety measures.

- **General Safety Management, Training and Audit**

All TSMC facilities hold environmental, safety and health committee meetings on a monthly basis. TSMC takes preventive measures such as controls on high-risk work, contractor management, chemical safety management, personal protective equipment requirements, and safety audit management. In addition, TSMC also maintains detailed disaster response procedures and performs regular drills to minimize harm to employees and property, as well as the impact on society and the environment in the event of a disaster.

- **Working Environment Measurement**

TSMC conducts working environment physical and chemical measurements every six months to safeguard employees' health, including measurement of factors such as noise, air quality, chemical exposure, and illumination. The measurement results for each item must be compliant with regulatory requirements; otherwise corrective action is undertaken.

- **Emergency Response**

Planning and execution of an effective emergency response requires big-picture thinking and continuous improvement and practice drills. TSMC's emergency response plans include procedures for rapid response to accidents and disaster recovery as well as establishing response procedures for potential disasters.

All TSMC fabs conduct major annual emergency response exercises and evacuation drills. TSMC's on-site service contractors also participate in emergency response planning and exercises to ensure cooperation in handling accidents and to effectively minimize damage caused by disasters.

In addition to regular emergency response drills held by engineering and facilities departments each quarter, laboratory, canteen, dormitory, and shuttle bus personnel also hold emergency response drills to prepare for events such as chemical leakage, ammonia release, fires, and automobile accidents.

• **Employee Health Enhancement**

TSMC provides healthcare and staff assistance services in every fab. TSMC employees enjoy health services such as 24-hour nursing care, annual physical examinations, psychological consultations, stress management programs, workshops, and staff assistance projects. In addition, the Company also provides subsidized or free clinical and dental care services, women's healthcare, acupuncture and massage services and programs.

Health enhancement activities include nutritional consultation, weight-loss classes, an acupuncture weight-loss program, carotid and thyroid ultrasound examinations, an endocrinology clinic, a dermatology clinic, bone mineral densitometry examinations and cancer screenings. Canteens also provide healthy meals with high fiber and low fat, as well as all-fruit meals. TSMC fabs have fitness centers with treadmills, exercise equipment, and aerobics classrooms to encourage employees to participate in athletic activity. In addition, all employees can find health information through the Company's healthcare website.

Supplier and Contractor Management

For the purpose of enhancing its supply chain management, TSMC is committed to communicating with and encouraging its contractors and suppliers to improve their environmental, safety and health performance. By means of communication between senior managers, site audits and experience sharing, TSMC collaborates with major raw materials suppliers and contractors to ensure continual improvement. Contractors performing high-risk activities must lay out clearly-defined safety precautions and preventative measures. In addition, contractors working on high-risk engineering projects must establish OHSAS 18001 systems and the workers must successfully complete work skill training.

Environmental, Safety and Health-related Awards in 2007

- Recognized by the Ministry of Economic Affairs Water Resources Agency for "Excellence in Water Conservation"
- Recognized by the Ministry of Economic Affairs Bureau of Energy for "Excellence in Energy Conservation"
- Recognized by the Ministry of Economic Affairs Industry Development Bureau for "Excellence in Voluntary Greenhouse Gas Reduction"
- Environmental Protection Administration's "Award for Outstanding Achievement in Industrial Waste Disposal, Resources Reduction, and Recycling"
- Recognized by the Tainan Science Park for "Outstanding Achievement in Environmental Protection"
- Recognized by the Executive Yuan Council of Labor Affairs (CLA) for "Excellence in Safety and Health 5-Star Award"
- Recognized by Hsinchu Science Park Administrations for Excellence in Labor Safety and Hygiene
- Chosen for membership in the Dow Jones Sustainability World Index for a seventh consecutive year, and the only Taiwan member since 2003

7.2 TSMC Education and Culture Foundation

TSMC established the Education and Culture Foundation in 1998 to coordinate the Company's sponsorship as part of its efforts in corporate social responsibility. The Foundation's resources are directed towards promoting our engagement in four areas: commitment to education, sponsorship of art events, contribution to local communities, and the employee volunteer program. In 2007, marking TSMC's 20th anniversary, the Foundation organized a series of activities to highlight our commitment. We initiated a charity concert to help aboriginal students, collaborated with the renowned Taiwan Literature Camp, sponsored a children's arts education TV program, and expanded the TSMC employee volunteer program. Over the next 20 years, the Company will continue to further do our duty as a leading corporate citizen and make our community a better and more beautiful place to live in.

7.2.1 Commitment to Education

The Foundation has been running its "TSMC Esthetic Education Tour" program since 2003. It sponsors underprivileged students from remote school districts on education tours to museums, art galleries, and local historic sites. By 2007, the Foundation had tallied over 50,000 visits on this project. As an extension, in 2007 TSMC commissioned the Public Television Service to produce and broadcast a related children's TV program — An Enchanted Journey through the National Palace Museum. Using lively animation and an in-depth introduction, the program presents the beauty and profusion of the Chinese cultural heritage and makes the artifacts more accessible to young viewers.

Developing scientific talents and nurturing future leaders have always been two of our long-term goals. The Foundation maintains our support of the Wu Chien-Shiung and the Wu Ta-You Science Camps. In 2007, the Wu Chien-Shiung Science Camp, together with the 2007 Asian Science Camp, invited five Nobel laureates and 13 other world-class scientists to give lectures to talented high school and university students. We also work closely with leading universities on a wide range of programs. The Foundation provides financial aid for students from low-income families, supports chaired professor positions and lecture series, and sponsors students from National Tsinghua University and National Chiaotung University to study abroad for one year.

The Foundation has also made contributions to the construction of new facilities at leading research institutes in the science, technology management, and electric engineering, including National Taiwan University, National Tsinghua University, and the University of California, Berkeley. In July of 2007, National Taiwan University began the second phase of construction of a new chemistry research center. The TSMC Building at Tsinghua University, is almost complete and will open in 2008.

7.2.2 Sponsorship of Arts Education Nationwide

In 2007, the TSMC Foundation sponsored the renowned Taiwan Literature Camp. Students and literature devotees from all over the country gather in Hsinchu to hear from authors and literary experts, giving Hsinchu, a city primarily known for science and technology, an infusion of the humanities. The popular TSMC Youth Literature Award, established in the hope of cultivating literary taste in our society, entered its fourth year. Now well established as one of most rigorous youth literature awards, the event attracted a huge number of students to participate in the competition.

Noting the importance of preserving historic sites, the Foundation continued to sponsor the Taipei Story House's Literature Salon. Cultural activities such as regular author readings on the site gave the old building a new lease of life and attracted the general public to this cultural heritage site.

7.2.3 Contribution to Local Communities

The Foundation continues to sponsor and organize art and cultural activities in our site communities of Hsinchu and Tainan. In 2007, the TSMC Hsinchu Art Festival was inaugurated with a special charity concert. Students from the remote schools of Taoshan and Wufeng were invited to perform with a prominent symphony orchestra. The concert gave the children an opportunity to show their musical talent and also encouraged the general public to participate in fundraising and community building. All of the proceeds were donated to the education of underprivileged children in remote school districts in Hsinchu County. The festival also included other outstanding events such as classical music concerts, opera and drama, family activities, and art and literature seminars. Over 40,000 people from the community participated or attended, making for an overwhelmingly positive response.

7.2.4 The Employee Volunteer Program

Besides sponsoring the above educational, art, and literature programs and activities, the Foundation has encouraged employees to participate in volunteer programs. Employees and their family members have either served as volunteer docents on weekends at the National Museum of Natural Science in Taichung or joined the TSMC Book Reading Volunteer Program to read stories to elementary school children in remote townships in Hsinchu or Tainan on weekdays.

The TSMC Volunteer Docent Program at the National Museum of Natural Science in Taichung has operated for four years. In 2007, the program was expanded to recruit employees of TSMC-affiliated companies, including Vanguard, VisEra, and Global Unichip. About 200 employees have volunteered every year, and over the past four years, volunteers have put in a total of over 25,000 hours and given tours to over 500,000 visitors. The TSMC Book Reading Volunteer Program, now in its third year, has already recruited 160 people, who volunteered in four schools in 2006 and in five in 2007. Over the past three years, there have been almost 7,000 reading sessions, and the total reading hours have reached almost 10,000. Through many years of dedicated volunteer work from TSMC employees, employees of TSMC-affiliated companies, and their family members, TSMC has shown its commitment to the expansion of science education and the education of the underprivileged.



8. AFFILIATE INFORMATION AND OTHER SPECIAL NOTES



TSMC's affiliates support our core foundry business with related services such as design service and back-end assembly and test, enabling TSMC to provide customers with the most complete set of solutions for their needs.

8.1 Affiliates

8.1.1 TSMC Affiliated Companies Chart



As of 12/31/2007
TSMC
TSMC North America
Shareholding: 100%
TSMC Europe B.V.
Shareholding: 100%
TSMC Japan Limited
Shareholding: 100%
TSMC Korea Limited
Shareholding: 100%
TSMC (Shanghai) Company Limited
Shareholding: 100%
TSMC International Investment Ltd.
Shareholding: 100%
TSMC Partners, Ltd.
Shareholding: 100%
TSMC Global, Ltd.
Shareholding: 100%
Global Unichip Corp.
Shareholding: 37.04%
XinTec Inc.
Shareholding: 42.51%
Hsin Ruey Investment Co., Ltd.
Shareholding:
TSMC: 35.71%
Chi Cherng: 64.29%
Chi Cherng Investment Co., Ltd.
Shareholding:
TSMC: 35.71%
Hsin Ruey: 64.29%
Emerging Alliance Fund, L.P.
Shareholding: 99.5%
VentureTech Alliance Fund II, L.P.
Shareholding: 98%
VentureTech Alliance Fund III, L.P.
Shareholding: 98%
TSMC Technology, Inc.
Shareholding: 100%
TSMC Development, Inc.
Shareholding: 100%
WaferTech, LLC
Shareholding: 99.996%
InveStar Semiconductor Development Fund, Inc.
Shareholding: 97.09%
InveStar Semiconductor Development Fund, Inc. (II) LDC.
Shareholding: 97.09%
TSMC Design Technology Canada Inc.
Shareholding: 100%
Global Unichip Japan Co., Ltd.
Shareholding: 100%
Global Unichip Corp.-NA
Shareholding: 100%
VentureTech Alliance Holdings, LLC
Shareholding: 100%
Mutual-Pak Technology Co., Ltd.
Shareholding: 51%

8.1.2 Business Scope of TSMC and Its Affiliated Companies

TSMC's affiliates support the company's core business of providing dedicated foundry services to customers around the world. Several of TSMC's affiliated companies are focused on investing in companies involved in design, manufacturing, and other related businesses in the semiconductor industry. TSMC and its affiliates provide mutual support in technology, capacity, marketing and services to maximize synergy within the group, enabling TSMC to provide its customers with the most complete dedicated foundry services worldwide and ensure TSMC's leading position in the global foundry market.

8.1.3 TSMC Affiliated Companies

Unit: NT/US, EUR, JPY, KRW)$ thousands

As of 12/31/2007

Company	Date of Incorporation	Place of Registration		Capital Stock	Business Activities
TSMC North America	Jan. 18, 1988	San Jose, California, USA	US$	11,000	Sales and marketing of integrated circuits and semiconductor devices
TSMC Europe B.V.	Mar. 04, 1994	Amsterdam, The Netherlands	EUR	90.76	Marketing activities
TSMC Japan Limited	Sep. 10, 1997	Yokohama, Japan	JPY	300,000	Marketing activities
TSMC Korea Limited	May 02, 2006	Seoul, Korea	KRW$	400,000	Marketing activities
TSMC (Shanghai) Company Limited	Aug. 04, 2003	Shanghai, China	US$	371,000	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices
TSMC International Investment Ltd.	Apr. 09, 1996	Tortola, British Virgin Islands	US$	987,968	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry
TSMC Technology, Inc.	Feb. 20, 1996	Delaware, USA	US$	0.001	Engineering support activities
InveStar Semiconductor Development Fund, Inc.	Sep. 10, 1996	Cayman Islands	US$	8,983	Investing in new start-up technology companies
InveStar Semiconductor Development Fund, Inc. (II) LDC.	Aug. 25, 2000	Cayman Islands	US$	44,339	Investing in new start-up technology companies
TSMC Development, Inc.	Feb. 16, 1996	Delaware, USA	US$	0.001	Investment activities
WaferTech, LLC	Jun. 03, 1996	Washington, USA	US$	435,410	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices
TSMC Partners, Ltd.	Mar. 26, 1998	Tortola, British Virgin Islands	US$	300	Investment activities
TSMC Design Technology Canada Inc.	May 28, 2007	Ontario, Canada	US$	2,300	Engineering support activities
TSMC Global, Ltd.	Jul. 13, 2006	Tortola, British Virgin Islands	US$	1,284,000	Investment activities
Global Unichip Corporation	Jan. 22, 1998	Hsinchu, Taiwan	NT$	1,419,360	Researching, developing, manufacturing, testing and marketing of integrated circuits
Global Unichip Japan Co., Ltd.	Jun. 16, 2005	Yokohama, Japan	JPY	10,000	Providing products consulting
Global Unichip Corporation-NA	Feb. 02, 2004	San Jose, California, USA	US$	100	Providing products consulting
XinTec Inc.	Sep. 11, 1998	Taoyuan, Taiwan	NT$	2,157,391	Wafer level chip size packaging service
Hsin Ruey Investment Co., Ltd.	Jul. 13, 1998	Taipei, Taiwan	NT$	840,000	Investment activities
Chi Cherng Investment Co., Ltd.	Jul. 15, 1998	Taipei, Taiwan	NT$	840,000	Investment activities
Mutual-Pak Technology Co., Ltd.	Mar. 22, 2006	Taipei, Taiwan	NT$	90,000	Manufacturing and selling of electronic parts, and researching, developing and testing of RFID
Emerging Alliance Fund, L.P.	Jan. 10, 2001	Cayman Islands	US$	29,978	Investing in new start-up technology companies
VentureTech Alliance Fund II, L.P.	Feb. 27, 2004	Cayman Islands	US$	33,600	Investing in new start-up technology companies
VentureTech Alliance Fund III, L.P.	Mar. 25, 2006	Cayman Islands	US$	30,100	Investing in new start-up technology companies
VentureTech Alliance Holdings, LLC	Apr. 25, 2007	Delaware, USA		N/A	Investing in new start-up technology companies

8.1.4 Common Shareholders of TSMC and Its Subsidiaries or Its Affiliates with Actual of Deemed Control: None.

8.1.5 Rosters of Directors, Supervisors, and Presidents of TSMC's Affiliated Companies

Unit: NT (US) $, except shareholding

As of 12/31/2007

Company	Title	Name	Shareholding	
			Shares (Investment Amount)	% (Investment Holding %)
TSMC North America	Director Director President	Kenneth Kin Rick Cassidy Rick Cassidy	- - - TSMC holds 11,000,000 shares	- - - 100%
TSMC Europe B.V.	Director Director Director President	Kenneth Kin Wendell Huang Maria Marced Maria Marced	- - - - TSMC holds 200 shares	- - - - 100%
TSMC Japan Limited	Chairman Director Director Supervisor President	Rick Tsai Kenneth Kin Makoto Onodera Lora Ho Makoto Onodera	- - - - - TSMC holds 6,000 shares	- - - - - 100%
TSMC Korea Limited	Director Director President	Ta Ming Wang Chih-Chun Tsai (Note 1)	- - TSMC holds 80,000 shares	- - 100%
TSMC (Shanghai) Company Limited	Chairman Director Director Supervisor President	Representative of TSMC: F.C.Tseng Representative of TSMC: C.C.Wei Representative of TSMC: Y.C. Chao Representative of TSMC: Lora Ho Y.C. Chao	(US$371,000,000) (US$371,000,000) (US$371,000,000) (US$371,000,000) -	(100%) (100%) (100%) (100%) -
TSMC International Investment Ltd.	Director Director President	Lora Ho Richard Thurston Lora Ho	- - - TSMC holds 987,968,244 shares	- - - 100%
TSMC Technology, Inc.	Chairman Director President	Lora Ho Richard Thurston Lora Ho	- - - TSMC International Investment Ltd. holds 1,000 shares	- - - 100%
InveStar Semiconductor Development Fund, Inc.	Director President	Wendell Huang (Note 1)	- TSMC International Investment Ltd. holds 8,721,359 shares	- 97.09%
InveStar Semiconductor Development Fund, Inc. (II) LDC.	Director President	Wendell Huang (Note 1)	- TSMC International Investment Ltd. holds 43,047,573 shares	- 97.09%
TSMC Development, Inc.	Chairman Director President	Lora Ho Richard Thurston Lora Ho	- - - TSMC International Investment Ltd. holds 1,000 shares	- - - 100%
WaferTech, LLC	Chairman Director President	Rick Tsai Stephen T. Tso Kuo-Chin Hsu	- - - TSMC Development, Inc. holds 293,636,833 preferred shares	- - - 99.996%
TSMC Partners, Ltd.	Director Director President	Lora Ho Richard Thurston Lora Ho	- - - TSMC holds 300,000 shares	- - - 100%
TSMC Design Technology Canada Inc.	Director Director Director President	Fu-Chieh Hsu Sreedhar Natarajan Richard Thurston Fred Wang	- - - - TSMC Partners, Ltd. holds 2,300,000 shares	- - - - 100%
TSMC Global, Ltd.	Director Director Supervisor President	Lora Ho Richard Thurston Wendell Huang (Note 1)	- - - TSMC holds 1,284 shares	- - - 100%

(Continued)

Company	Title	Name	Shareholding	
			Shares (Investment Amount)	% (Investment Holding %)
Global Unichip Corporation	Chairman	Representative of TSMC: F.C. Tseng	42,572,353 shares	37.04%
	Vice Chairman	K.C. Shih	3,640,853 shares	3.17%
	Director	Representative of Chin Yu Investment Ltd.: C.C. Lu	1,268,869 shares	1.10%
	Director	Representative of TSMC: Lora Ho	42,572,353 shares	37.04%
	Director	Representative of TSMC: Jim Lai	42,572,353 shares	37.04%
	Director	Representative of TSMC: Jason C.S. Chen (Note 2)	42,572,353 shares	37.04%
	Director	C.W. Jen	-	-
	Director	W.C. Liu	-	-
	Supervisor	Representative of TSMC: Wendell Huang	42,572,353 shares	37.04%
	Supervisor	C.H. Kao	-	-
	Supervisor	Yu Lin	-	-
	President	Jim Lai	-	-
Global Unichip Japan Co., Ltd.	Director	Representative of GUC: Jim Lai	200 shares	100%
	Director	Representative of GUC: Chung-Lin Tsai	200 shares	100%
	Director	Representative of GUC: S.H. Cheng	200 shares	100%
	Supervisor	Representative of GUC: K.C. Shih	200 shares	100%
	President	Chung-Lin Tsai	-	-
Global Unichip Corporation-NA	Director	Representative of GUC: S.H. Cheng	100,000 shares	100%
	Director	Representative of GUC: Jim Lai	100,000 shares	100%
	Supervisor	Representative of GUC: K.C. Shih	100,000 shares	100%
	President	Jim Lai	-	-
XinTec Inc.	Chairman	Representative of TSMC: Shang-Yi Chiang	91,702,838 shares	42.51%
	Director	Representative of TSMC: C.C.Wei	91,702,838 shares	42.51%
	Director	Representative of TSMC: Lora Ho	91,702,838 shares	42.51%
	Director	Representative of OmniVision International Holding, Ltd.: XinPing He	9,473,751 shares	4.39%
	Director	Tzun Zing Chen	1,608,893 shares	0.75%
	Supervisor	Representative of Cheng Xin Technology Development Corp.: Toang Chiou Lu	996,669 shares	0.46%
	Supervisor	Representative of Quanta Computer Inc.: Chao Pin Lu	4,496,504 shares	2.08%
	President	Lidon Chen	232,326 shares	0%
Hsin Ruey Investment Co., Ltd.	Director	Representative of Chi Cherng Investment Co., Ltd.: Wendell Huang	(NT$540,000,080)	(64.29%)
	President	(Note 1)		
			(TSMC's investment NT$299,999,880)	(35.71%)
Chi Cherng Investment Co., Ltd.	Director	Representative of Hsin Ruey Investment Co., Ltd.: Jessica Chou	(NT$540,000,080)	(64.29%)
	President	(Note 1)		
			(TSMC's investment NT$299,999,880)	(35.71%)
Mutual-Pak Technology Co., Ltd.	Chairman	Hsu-Tung Chen	70,000 shares	1%
	Director	Lewis Hwan	1,524,000 shares	13.93%
	Director	Reprsentative of VentureTech Alliance Fund III, L.P.: Kai Tseng	4,590,000 shares	51%
	Supervisor	Wei-Pong Lin	20,000 shares	0.20%
	President	Lewis Hwan	1,524,000 shares	13.93%
Emerging Alliance Fund, L.P.	None	None	(TSMC's investment US$29,828,009)	(99.50%)
VentureTech Alliance Fund II, L.P.	None	None	(TSMC's investment US$32,928,000)	(98%)
VentureTech Alliance Fund III, L.P.	None	None	(TSMC's investment US$29,498,000)	(98%)
VentureTech Alliance Holdings, LLC	None	None	None	(100%)

Note 1: No President postion listed

Note 2: On March 10, 2008, TSMC appointed Mr. Fu-Chieh Hsu to replace Mr. Jason C.S. Chen as a director.

8.1.6 Operational Highlights of TSMC Affiliated Companies (Note)

Unit: NT$ thousands, except EPS ($)

As of 12/31/2007

Company	Capital Stock	Assets	Liabilities	Net Worth	Net Sales	Income from Operation	Net Income (Net of Tax)	Basic EPS (Net of Tax)*	Remark
TSMC North America	356,873	30,709,415	28,283,119	2,426,296	194,928,377	267,773	210,754	19.16	
TSMC Europe B.V.	4,342	127,901	39,199	88,702	313,770	41,052	31,366	156,830.00	
TSMC Japan Limited	87,090	122,825	17,896	104,929	212,730	9,733	3,531	588.50	
TSMC Korea Limited	13,880	18,076	1,639	16,437	20,660	1,885	1,926	24.08	
TSMC (Shanghai) Company Limited	13,639,707	19,000,810	10,379,647	8,621,163	5,798,239	(1,197,463)	(959,165)	N/A	
TSMC International Investment Ltd.	32,052,646	38,863,540	11,045,318	27,818,222	1,566,054	562,154	562,154	0.57	
TSMC Technology, Inc.	0.032	946,888	733,014	213,874	345,132	16,432	17,552	17,552.00	
InveStar Semiconductor Development Fund, Inc.	291,435	1,601,116	196,354	1,404,762	669,012	552,356	552,356	61.49	
InveStar Semiconductor Development Fund, Inc. (II) LDC.	1,438,490	1,928,005	3,434	1,924,571	363,471	317,779	315,634	7.12	
TSMC Development, Inc.	0.032	16,657,254	1,760	16,655,494	1,824,325	1,821,721	1,814,836	1,814,836.00	
WaferTech, LLC	14,126,007	8,419,049	864,061	7,554,988	9,407,547	1,448,213	1,479,998	N/A	
TSMC Partners, Ltd.	9,733	13,508,139	8,773,454	4,734,685	302,552	302,505	302,505	1,008.35	
TSMC Design Technology Canada Inc.	74,619	131,675	38,322	93,353	123,850	11,248	11,548	5.02	
TSMC Global, Ltd.	41,656,812	44,235,835	31,647	44,204,188	2,379,319	2,321,578	2,321,568	1,808,074.77	
Global Unichip Corporation	1,149,360	3,628,005	1,325,475	2,302,530	6,988,940	704,983	732,585	6.37	
Global Unichip Japan Co., Ltd.	2,903	4,682	1,472	3,210	17,256	822	357	1,785.00	
Global Unichip Corporation-NA	3,244	9,731	1,675	8,056	60,141	2,862	1,711	0.02	
XinTec Inc.	2,157,391	5,814,517	2,474,718	3,339,799	2,963,300	465,056	465,155	2.16	
Hsin Ruey Investment Co., Ltd.	840,000	2,199,313	3,758	2,195,555	62,339	62,126	58,751	N/A	
Chi Cherng Investment Co., Ltd.	840,000	2,199,769	3,757	2,196,012	62,991	62,778	59,407	N/A	
Mutual-Pak Technology Co., Ltd.	90,000	80,633	2,143	78,490	-	(5,316)	(2,605)	(0.29)	
Emerging Alliance Fund, L.P.	972,576	498,195	27,970	470,225	638,423	137,201	137,201	N/A	
VentureTech Alliance Fund II, L.P.	1,090,085	1,209,958	19,769	1,190,189	210,195	140,497	140,497	N/A	
VentureTech Alliance Fund III, L.P.	976,534	915,177	-	915,177	3,333	(41,533)	(41,533)	N/A	
VentureTech Alliance Holdings, LLC	-	-	-	-	-	-	-	N/A	

*Except Global Unichip Japan Co., Ltd., the basic EPS of each group entity is calculated based on audit figures.

Note: Foreign exchange rates for balance sheet amounts are as follows:

$1 USD = $32.443 NT, $1 EUR = $47.84 NT, $1 JPY = $0.2903 NT, $1 RMB = $4.442 NT, $1 KRW = $0.0347 NT

Foreign exchange rates for income statement amounts are as follows:

$1 USD = $32.853 NT, $1 EUR = $45.03 NT, $1 JPY = $0.28 NT, $1 RMB = $4.319 NT, $1 KRW = $0.034 NT

8.2 Status of TSMC Common Shares and ADRs Acquired, Disposed of, and Held by Subsidiaries

(In thousands of NTD except for number of shares)

Name of Subsidiary	Paid-in Capital	Source of Funding	Percentage Owned by TSMC	Transaction Date	Acquisition (Note 2)		Disposal		Investment Income (Loss)	Balance		Balance of Pledged Shares	Balance of Guarantee Provided by TSMC	Balance of Financing Provided by TSMC
					Number of Shares	Amount	Number of Shares	Amount		Number of Shares	Amount (Note 3)			
Chi Cherng Investment Co., Ltd.	840,000	Retained earnings	35.7%	Year 2007 Year 2008 (Note 1)	84,722 0	0 0	0 0	0 0	0 0	17,031,993 17,031,993	458,564 458,564	0 0	0 0	0 0
Hsin Ruey Investment Co., Ltd.	840,000	Retained earnings	35.7%	Year 2007 Year 2008 (Note 1)	84,881 0	0 0	0 0	0 0	0 0	17,063,919 17,063,919	459,511 459,511	0 0	0 0	0 0

Note 1: As of 02/29/2008

Note 2: Stock dividend distributed in 2007

Note 3: Carrying cost of TSMC shares

8.3 Special Notes

8.3.1 Private Placement Securities in 2007 and as of the Date of this Annual Report: None.

8.3.2 Regulatory Authorities' Legal Penalties to the Company or Its Employees, and the Company's Resulting Punishment on Its Employees in 2007 and as of the Date of this Annual Report: None.

8.3.3 Any Events in 2007 and as of the Date of this Annual Report that Had Significant Impacts on Shareholders' Right or Security Prices as Stated in Item 2 Paragraph 2 of Article 36 of Securities and Exchange Law of Taiwan: None.

8.3.4 Other Necessary Supplement: None.

CONTACT INFORMATION

Corporate Headquarters & Fab 12
8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5637000

Fab 2, Fab 5
121, Park Ave. 3, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5781546

Fab 3
9, Creation Rd. 1, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5781548

Fab 6
1, Nan-Ke North Rd., Tainan Science Park, Tainan, Taiwan 741-44, R.O.C.
Tel: 886-6-5056688 Fax: 886-6-5052057

Fab 8
25, Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5662051

Fab 14
1-1, Nan-Ke North Rd., Tainan Science Park, Tainan, Taiwan 741-44, R.O.C.
Tel: 886-6-5056688 Fax: 886-6-5051262

TSMC North America
2585 Junction Avenue, San Jose, CA 95134, U.S.A.
Tel: 408-382-8000 Fax: 408-382-8008

TSMC Europe B.V.
World Trade Center, Zuidplein 60, 1077 XV Amsterdam, The Netherlands
Tel: 31-20-3059900 Fax: 31-20-3059911

TSMC Japan Limited
21F, Queen's Tower C, 2-3-5, Minatomirai, Nishi-ku
Yokohama, 220-6221, Japan
Tel: 81-45-6820670 Fax: 81-45-6820673

TSMC (Shanghai) Company Limited
4000, Wen Xiang Road, Songjiang, Shanghai, China
Postcode: 201616
Tel: 86-21-57768000 Fax: 86-21-57762525

TSMC Korea Limited
15F, AnnJay Tower, 718-2, Yeoksam-dong, Gangnam-gu, Seoul135-080, Korea
Tel: 82-2-20511688 Fax: 82-2-20511669

TSMC Liaison Office in India
1st Floor, Pine Valley, Embassy Golf-Links Business Park
Bangalore-560071, India
Tel: 91-99809-91826 Fax: 91-80-41764568

TSMC Design Technology Canada Inc.
349 Terry Fox Drive, Kanata, ON K2K 2V6, Canada
Tel: 1-613-5667067 Fax: 1-613-2713643

TSMC Spokesperson
Name: Lora Ho
Title: Vice President & CFO
Tel: 886-3-5636688 Fax: 886-3-5637000
Email: spokesperson@tsmc.com

Deputy Spokesperson
Name: J.H. Tzeng
Title: Public Relations Deputy Director
Tel: 886-3-5055028 Fax: 886-3-5670121
Email: jhtzeng@tsmc.com

Auditors
Company: Deloitte & Touche
Auditors: Hung-Wen Huang, Ming-Cheng Chang
Address: 12F, 156, Sec. 3, Min-Sheng E. Rd., Taipei, Taiwan 105, R.O.C.
Tel: 886-2-25459988 Fax: 886-2-25459966
Website: http://www.deloitte.com.tw

Common Share Transfer Agent and Registrar
Company: The Transfer Agency Department of Chinatrust Commercial Bank
Address: 5F, 83, Sec. 1, Chung-Ching S. Rd., Taipei, Taiwan 100, R.O.C.
Tel: 886-2-21811911 Fax: 886-2-23116723
Website: http://www.chinatrust.com.tw

ADR Depositary Bank
Company: Citibank, N.A.
Depositary Receipts Services
Address: 388 Greenwich Street, New York, NY 10013, U.S.A.
Website: http://www.citigroup.com/adr
Tel: 1-877-2484237 (toll free)
Tel: 1-781-5754555 (out of US)
Fax: 1-201-3243284
E-mail: citibank@shareholders-online.com
TSMC's depositary receipts of the common shares are listed on New York Stock Exchange (NYSE) under the symbol TSM. The information relating to TSM is available at http://www.nyse.com and http://newmops.tse.com.tw



Taiwan Semiconductor Manufacturing Company, Ltd.

sin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R. O. C.

Tel: 886-3-5636688 Fax: 886-3-5637000

http://www.tsmc.com



Taiwan Semiconductor
Manufacturing Company, Ltd.



Morris Chang, Chairma

TSE: 233
NYSE: TS





TSMC ANNUAL REPORT 2007 (II)

FINANCIAL INFORMATION

- Taiwan Stock Exchange Market Observation Post System: http://mops.tse.com.tw
- TSMC annual report is available at http://www.tsmc.com/english/tsmcinfo/c0203.htm

Printed on March 12, 20

CONTACT INFORMATION

Corporate Headquarters & Fab 12
8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5637000

Fab 2, Fab 5
121, Park Ave. 3, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5781546

Fab 3
9, Creation Rd. 1, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5781548

Fab 6
1, Nan-Ke North Rd., Tainan Science Park, Tainan, Taiwan 741-44, R.O.C.
Tel: 886-6-5056688 Fax: 886-6-5052057

Fab 8
25, Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5662051

Fab 14
1-1, Nan-Ke North Rd., Tainan Science Park, Tainan, Taiwan 741-44, R.O.C.
Tel: 886-6-5056688 Fax: 886-6-5051262

TSMC North America
2585 Junction Avenue, San Jose, CA 95134, U.S.A.
Tel: 408-382-8000 Fax: 408-382-8008

TSMC Europe B.V.
World Trade Center, Zuidplein 60, 1077 XV Amsterdam, The Netherlands
Tel: 31-20-3059900 Fax: 31-20-3059911

TSMC Japan Limited
21F, Queen's Tower C, 2-3-5, Minatomirai, Nishi-ku
Yokohama, 220-6221, Japan
Tel: 81-45-6820670 Fax: 81-45-6820673

TSMC (Shanghai) Company Limited
4000, Wen Xiang Road, Songjiang, Shanghai, China
Postcode: 201616
Tel: 86-21-57768000 Fax: 86-21-57762525

TSMC Korea Limited
15F, AnnJay Tower, 718-2, Yeoksam-dong, Gangnam-gu
Seoul135-080, Korea
Tel: 82-2-20511688 Fax: 82-2-20511669

TSMC Liaison Office in India
1st Floor, Pine Valley, Embassy Golf-Links Business Park
Bangalore-560071, India
Tel: 91-99809-91826 Fax: 91-80-41764568

TSMC Design Technology Canada Inc.
349 Terry Fox Drive, Kanata, ON K2K 2V6, Canada
Tel: 1-613-5667067 Fax: 1-613-2713643

TSMC Spokesperson
Name: Lora Ho
Title: Vice President & CFO
Tel: 886-3-5636688 Fax: 886-3-5637000
Email: spokesperson@tsmc.com

Deputy Spokesperson
Name: J.H. Tzeng
Title: Public Relations Deputy Director
Tel: 886-3-5055028 Fax: 886-3-5670121
Email: jhtzeng@tsmc.com

Auditors
Company: Deloitte & Touche
Auditors: Hung-Wen Huang, Ming-Cheng Chang
Address: 12F, 156, Sec. 3, Min-Sheng E. Rd., Taipei, Taiwan 105, R.O.C.
Tel: 886-2-25459988 Fax: 886-2-25459966
Website: http://www.deloitte.com.tw

Common Share Transfer Agent and Registrar
Company: The Transfer Agency Department of Chinatrust Commercial Bank
Address: 5F, 83, Sec. 1, Chung-Ching S. Rd., Taipei, Taiwan 100, R.O.C.
Tel: 886-2-21811911 Fax: 886-2-23116723
Website: http://www.chinatrust.com.tw

ADR Depositary Bank
Company: Citibank, N.A.
Depositary Receipts Services
Address: 388 Greenwich Street, New York, NY 10013, U.S.A.
Website: http://www.citigroup.com/adr
Tel: 1-877-2484237 (toll free)
Tel: 1-781-5754555 (out of US)
Fax: 1-201-3243284
E-mail: citibank@shareholders-online.com
TSMC's depositary receipts of the common shares are listed on New York Stock Exchange (NYSE) under the symbol TSM. The information relating to TSM is available at http://www.nyse.com and http://newmops.tse.com.tw



TABLE OF CONTENTS

1. Condensed Balance Sheet

1.1 Condensed Balance Sheet from 2003 to 2007 (Unconsolidated)

Unit: NT$ thousands

Item	2003	2004	2005	2006	2007
Current Assets	158,526,272	173,667,311	197,562,416	193,676,010	174,299,286
Long-term Investments	37,965,353	73,292,863	80,659,601	137,378,205	123,891,153
Fixed Assets	188,286,752	227,976,400	214,145,633	228,235,359	234,564,558
Other Assets	11,638,485	12,616,636	15,172,165	14,295,330	19,017,626
Current Liabilities					
Before Distribution	30,537,984	60,638,852	32,184,415	42,905,154	43,800,810
After Distribution	43,691,881	110,460,630	97,699,015	125,252,816	*
Long-term Liabilities	33,300,829	23,752,940	22,111,575	14,175,271	14,001,462
Other Liabilities	3,363,740	4,196,119	7,613,476	8,523,195	6,878,949
Capital Stock	202,666,189	232,519,637	247,300,246	258,296,879	264,271,037
Capital Surplus	56,855,885	56,537,259	57,117,886	54,107,498	53,732,682
Retained Earnings					
Before Distribution	71,100,090	113,730,016	142,771,034	197,124,532	218,864,571
After Distribution	26,846,412	49,195,999	70,114,801	109,687,478	*
Unrealized Loss on Long-term Investment	(35)	-	-	-	-
Cumulative Transaction Adjustments	225,408	(2,226,427)	(640,742)	(1,191,165)	(1,072,853)
Unrealized Gains on Financial Instruments	-	-	-	561,615	680,997
Total Assets	396,416,862	487,553,210	507,539,815	573,584,904	551,772,623
Total Liabilities					
Before Distribution	67,202,553	88,587,911	61,909,466	65,603,620	64,681,221
After Distribution	80,356,450	138,409,689	127,424,066	147,951,282	*
Total Equity					
Before Distribution	329,214,309	398,965,299	445,630,349	507,981,284	487,091,402
After Distribution	316,060,412	349,143,521	380,115,749	425,633,622	*

*Subject to change after shareholders' meeting resolution

1.2 Condensed Balance Sheet from 2003 to 2007 (Consolidated)

Unit: NT$ thousands

Item	2003	2004	2005	2006	2007
Current Assets	166,541,670	184,449,082	212,300,790	260,317,168	249,822,329
Long-term Investments	10,748,014	38,101,849	42,382,494	53,895,151	36,461,325
Fixed Assets	211,854,263	258,911,326	244,823,292	254,094,190	260,252,187
Other Assets	18,256,584	17,991,834	20,003,013	19,178,650	24,329,385
Current Liabilities					
Before Distribution	30,420,923	63,919,308	35,122,227	46,860,531	48,706,007
After Distribution	43,574,820	113,741,086	100,636,827	129,208,193	*
Long-term Liabilities	42,827,716	32,264,210	30,410,171	22,873,542	24,284,470
Other Liabilities	4,848,584	4,229,537	7,738,483	8,612,970	7,189,178
Capital Stock	202,666,189	232,519,637	247,300,246	258,296,879	264,271,037
Capital Surplus	56,855,885	56,537,259	57,117,886	54,107,498	53,732,682
Retained Earnings					
Before Distribution	71,100,090	113,730,016	142,771,034	197,124,532	218,864,571
After Distribution	26,846,412	49,195,999	70,114,801	109,687,478	*
Unrealized Loss on Long-term Investment	(35)	-	-	-	-
Cumulative Transaction Adjustments	225,408	(2,226,427)	(640,742)	(1,191,165)	(1,072,853)
Unrealized Gains on Financial Instruments	-	-	-	561,615	680,997
Total Assets	407,400,531	499,454,091	519,509,589	587,485,159	570,865,226
Total Liabilities					
Before Distribution	78,097,223	100,413,055	73,270,881	78,347,043	80,179,655
After Distribution	91,251,120	150,234,833	138,785,481	160,694,705	*
Equity Attributable to Shareholders of the Parent					
Before Distribution	329,214,309	398,965,299	445,630,349	507,981,284	487,091,402
After Distribution	316,060,412	349,143,521	380,115,749	425,633,622	*
Minority Interest	88,999	75,737	608,359	1,156,832	3,594,169
Total Equity					
Before Distribution	329,303,308	399,041,036	446,238,708	509,138,116	490,685,571
After Distribution	316,149,411	349,219,258	380,724,108	426,790,454	*

*Subject to change after shareholders' meeting resolution

2. Condensed Statement of Income

2.1 Condensed Statement of Income from 2003 to 2007 (Unconsolidated)

Unit: NT$ thousands (Except EPS: NT$)

Item	2003	2004	2005	2006	2007
Net Sales	201,904,341	255,992,427	264,588,364	313,881,635	313,647,644
Gross Profit	72,891,637	110,160,584	115,244,049	149,718,400	137,159,314
Income from Operations	52,647,577	86,822,778	93,013,824	126,299,859	112,252,047
Non-operating Income and Gains	2,665,799	6,785,048	7,381,360***	11,596,727	10,834,698
Non-operating Expenses and Losses	4,285,101	1,829,242	6,575,761***	3,090,087	2,335,339
Interest Revenue	819,377	1,687,681	2,506,769***	3,382,868	2,634,636
Interest Expense	1,576,343	1,278,072	1,180,484***	661,200	584,736
Income from Operations of Continued Segments - before Tax	51,028,275	91,778,584	93,819,423	134,806,499	120,751,406
Income from Operations of Continued Segments - after Tax	47,258,700	92,316,115	93,575,035	127,255,917	109,177,093
Net Income	47,258,700	92,316,115	93,575,035	127,009,731	109,177,093
Earnings Per Share	2.33*	3.97*	3.79*	4.93*	4.14*
Adjusted Earnings Per Share	1.78**	3.50**	3.55**	4.82**	-
Capitalized Interest	138,668	262,109	-	-	-

* Based on weighted average shares outstanding in each year

** Retroactive adjustment for capitalization of unappropriated earnings and bonus to employees

*** Certain accounts of year 2005 have been reclassified to conform to year 2006 classifications.

2.2 Condensed Statement of Income from 2003 to 2007 (Consolidated)

Unit: NT$ thousands (Except EPS: NT$)

Item	2003	2004	2005	2006	2007
Net Sales	202,996,812	257,212,618	266,565,070	317,407,171	322,630,596
Gross Profit	74,883,478	115,819,183	118,202,874	155,810,090	142,350,211
Income from Operations	51,300,581	88,481,674	90,968,559	127,264,694	111,721,907
Non-operating Income and Gains	5,669,312	6,015,558	9,399,360***	9,705,592	11,933,803
Non-operating Expenses and Losses	5,791,248	2,531,645	6,104,672***	3,608,078	2,013,684
Interest Revenue	888,107	1,783,693	2,806,226***	4,542,149	5,651,700
Interest Expense	1,891,009	1,454,242	1,413,374***	890,602	842,242
Income from Operations of Continued Segments - before Tax	51,178,645	91,965,587	94,263,247	133,362,208	121,642,026
Income from Operations of Continued Segments - after Tax	47,255,688	92,329,013	93,632,668	125,588,497	109,932,400
Net Income	47,255,688	92,329,013	93,632,668	127,195,246	109,932,400
Net Income Attributable to Shareholders of the Parent	47,258,700	92,316,115	93,575,035	127,009,731	109,177,093
Earnings Per Share	2.33*	3.97*	3.79*	4.93*	4.14*
Adjusted Earnings Per Share	1.78**	3.50**	3.55**	4.82**	-
Capitalized Interest	139,516	278,334	-	-	-

* Based on weighted average shares outstanding in each year

** Retroactive adjustment for capitalization of unappropriated earnings and bonus to employees

*** Certain accounts of year 2005 have been reclassified to conform to year 2006 classifications.

3. Financial Analysis

3.1 Financial Analysis from 2003 to 2007 (Unconsolidated)

		2003	2004	2005	2006	2007
Capital Structure Analysis	Debt Ratio(%)	16.95	18.17	12.20	11.44	11.72
	Long-term Fund to Fixed Assets Ratio (%)	192.53	185.42	218.42	228.78	213.63
Liquidity Analysis	Current Ratio (%)	519.11	286.40	613.84	451.40	397.94
	Quick Ratio (%)	478.38	261.92	560.93	404.49	348.53
	Times Interest Earned (Times)	30.67	57.67	80.48	204.39	207.51
Operating Performance Analysis	Average Collection Turnover (Times)	9.19	9.35	8.08	9.26	8.82
	Days Sales Outstanding	39.74	39.04	45.18	39.40	41.40
	Average Inventory Turnover (Times)	12.14	11.63	9.82	9.27	8.78
	Average Inventory Turnover Days	30.06	31.39	37.19	39.37	41.57
	Average Payment Turnover (Times)	14.41	14.39	14.24	15.81	16.05
	Fixed Assets Turnover (Times)	1.07	1.12	1.24	1.38	1.34
	Total Assets Turnover (Times)	0.51	0.53	0.52	0.55	0.57
Profitability Analysis	Return on Total Assets (%)	12.67	21.16	19.01	23.60	19.49
	Return on Equity (%)	15.12	25.36	22.16	26.64	21.94
	Operating Income to Paid-in Capital Ratio (%)	25.98	37.34	37.61	48.90	42.48
	Pre-tax Income to Paid-in Capital Ratio (%)	25.18	39.47	37.94	52.06	45.69
	Net Margin (%)	23.41	36.06	35.37	40.46	34.81
	Basic Earnings Per Share (NT$) (Note1)	1.78	3.50	3.55	4.82	4.14
	Earnings Per Share (NT$) (Note1)	1.78	3.50	3.55	4.81	4.14
Cash Flow	Cash Flow Ratio (%)	355.85	236.94	468.02	457.01	397.52
	Cash Flow Adequacy Ratio (%)	145.42	149.94	150.88	153.75	139.35
	Cash Flow Reinvestment Ratio (%)	17.71	18.12	12.50	14.18	9.73
Leverage	Operating Leverage	3.21	2.46	2.30	2.04	2.23
	Financial Leverage	1.03	1.02	1.01	1.01	1.01

Ananlysis of Deviation over 20% for 2007 vs. 2006:

1. The cash flow reinvestment ratio decreased by 31%, which was primarily due to a decrease of net cash provided by operating activities and an increase of cash dividends.

Note 1: Retroactively adjusted for capitalization of unappropriated earnings and bonuses to employees.

Note 2: Certain accounts of year 2005 have been reclassified to conform to year 2006 classifications.

*Glossary

1. Capital Structure Analysis
   - (1) Debt Ratio = Total Liabilities / Total Assets
   - (2) Long-term Fund to Fixed Assets Ratio = (Shareholders' Equity + Long-term Liabilities) / Net Fixed Assets
2. Liquidity Analysis
   - (1) Current Ratio = Current Assets / Current Liabilities
   - (2) Quick Ratio = (Current Assets - Inventories - Prepaid Expenses) / Current Liabilities
   - (3) Times Interest Earned = Earnings before Interest and Taxes / Interest Expenses
3. Operating Performance Analysis
   - (1) Average Collection Turnover = Net Sales / Average Trade Receivables
   - (2) Days Sales Outstanding = 365 / Average Collection Turnover
   - (3) Average Inventory Turnover = Cost of Sales / Average Inventory
   - (4) Average Inventory Turnover Days = 365 / Average Inventory Turnover
   - (5) Average Payment Turnover = Cost of Sales / Average Trade Payables
   - (6) Fixed Assets Turnover = Net Sales / Net Fixed Assets
   - (7) Total Assets Turnover = Net Sales / Total Assets
4. Profitability Analysis
   - (1) Return on Total Assets = (Net Income + Interest Expenses * (1 - Effective Tax Rate)) / Average Total Assets
   - (2) Return on Equity = Net Income / Average Shareholders' Equity
   - (3) Operating Income to Paid-in Capital Ratio = Operating Income / Paid-in Capital
   - (4) Pre-tax Income to Paid-in Capital Ratio = Income Before Tax / Paid-in Capital
   - (5) Net Margin = Net Income / Net Sales
   - (6) Earnings Per Share = (Net Income - Preferred Stock Dividend) / Weighted Average Number of Shares Outstanding
5. Cash Flow
   - (1) Cash Flow Ratio = Net Cash Provided by Operating Activities / Current Liabilities
   - (2) Cash Flow Adequacy Ratio = Five-year Sum of Cash from Operations / Five-year Sum of Capital Expenditures, Inventory Additions, and Cash Dividend
   - (3) Cash Flow Reinvestment Ratio = (Cash Provided by Operating Activities - Cash Dividends) / (Gross Fixed Assets + Investments + Other Assets + Working Capital)
6. Leverage
   - (1) Operating Leverage = (Net Sales - Variable Cost) / Income from Operations
   - (2) Financial Leverage = Income from Operations / (Income from Operations - Interest Expenses)

3.2 Financial Analysis from 2003 to 2007 (Consolidated)

		2003	2004	2005	2006	2007
Capital Structure Analysis	Debts Ratio (%)	19.17	20.10	14.10	13.34	14.05
	Long-term Fund to Fixed Assets (%)	175.65	166.58	194.69	209.38	197.87
Liquidity Analysis	Current Ratio (%)	547.46	288.57	604.46	555.51	512.92
	Quick Ratio (%)	502.20	261.62	549.94	506.39	461.11
	Times Interest Earned (Times)	26.14	53.92	67.69	152.46	145.43
Operating Performance Analysis	Average Collection Turnover (Times)	9.03	9.22	7.84	8.84	8.55
	Days Sales Outstanding	40.41	39.60	46.54	41.28	42.69
	Average Inventory Turnover (Times)	10.98	10.21	8.91	8.25	7.96
	Average Inventory Turnover Days	33.24	35.74	40.94	44.22	45.85
	Average Payment Turnover (Times)	15.43	14.75	14.37	15.41	15.76
	Fixed Assets Turnover (Times)	0.96	0.99	1.09	1.25	1.24
	Total Assets Turnover (Times)	0.50	0.51	0.51	0.54	0.57
Profitability Analysis	Return on Total Assets (%)	12.30	20.68	18.89	23.12	19.10
	Return on Equity (%)	15.12	25.36	22.16	26 64	21.94
	Operating Income to Paid-in Capital Ratio(%)	25.31	38.05	36.78	49.27	42.28
	Pre-tax Income to Paid-in Capital Ratio (%)	25.25	39.55	38.12	52.22	46.03
	Net Margin (%)	23.28	35.90	35.13	40.07	34.07
	Basic Earnings Per Share (NT$) (Note1)	1.78	3.50	3.55	4.82	4.14
	Earnings Per Share (NT$) (Note1)	1.78	3.50	3.55	4 81	4.14
Cash Flow	Cash Flow Ratio (%)	381.44	239.60	447.65	437.46	377.30
	Cash Flow Adequacy Ratio (%)	132.59	146.18	154.53	156.75	142.46
	Cash Flow Reinvestment Ratio (%)	17.97	18.54	12.64	14.36	10.07
Leverage	Operating Leverage	3.23	2.38	2.31	1.99	2.21
	Financial Leverage	1.04	1.02	1.02	1.01	1.01
Industry Specific Key Performance Indicator	Billing Utilization Rate (%)	92	105	94	102	93 (Note 2)
	Advanced Technologies (0.13-micron and below) Percentage of Wafer Sale (%)	17	28	45	49	55
	Sales Growth (%)	25.1	26.7	3.6	19.1	1.6
	Net Income Growth (%)	118.7	95.3	1.4	35.7	-14.0

Analysis of Deviation over 20% - 2007 vs. 2006:

1. The cash flow reinvestment ratio decreased by 30%, which was primarily due to a decrease in cash provided by operating activities and an increase in cash dividends.

Note 1: Retroactive adjustment for capitalization of unappropriated earnings and bonus to employees.
Note 2: Capacity includes wafers committed by Vanguard.
Note 3: Certain accounts of prior years have been reclassified to conform to current year classifications.

*Glossary

1. Capital Structure Analysis
   - (1) Debt Ratio = Total Liabilities / Total Assets
   - (2) Long-term Fund to Fixed Assets Ratio = (Shareholders' Equity + Long-term Liabilities) / Net Fixed Assets
2. Liquidity Analysis
   - (1) Current Ratio = Current Assets / Current Liabilities
   - (2) Quick Rratio = (Current Assets - Inventories - Prepaid Expenses) / Current Liabilities
   - (3) Times Interest Earned = Earnings before Interest and Taxes / Interest Expenses
3. Operating Performance Analysis
   - (1) Average Collection Turnover = Net Sales / Average Trade Receivables
   - (2) Days Sales Outstanding = 365 / Average Collection Turnover
   - (3) Average Inventory Turnover = Cost of Sales / Average Inventory
   - (4) Average Inventory Turnover Days = 365 / Average Inventory Turnover
   - (5) Average Payment Turnover = Cost of Sales / Average Trade Payables
   - (6) Fixed Assets Turnover = Net Sales / Net Fixed Assets
   - (7) Total Assets Turnover = Net Sales / Total Assets
4. Profitability Analysis
   - (1) Return on Total Assets = (Net Income + Interest Expenses * (1 - Effective Tax Rate)) / Average Total Assets
   - (2) Return on Equity = Net Income / Average Shareholders' Equity
   - (3) Operating Income to Paid-in Capital Ratio = Operating Income / Paid-in Capital
   - (4) Pre-tax Income to Paid-in Capital Ratio = Income before Tax / Paid-in Capital
   - (5) Net Margin = Net Income / Net Sales
   - (6) Earnings Per Share = (Net Income - Preferred Stock Dividend) / Weighted Average Number of Shares Outstanding
5. Cash Flow
   - (1) Cash Flow Ratio = Net Cash Provided by Operating Activities / Current Liabilities
   - (2) Cash Flow Adequacy Ratio = Five-year Sum of Cash from Operations / Five-year Sum of Capital Expenditures, Inventory Additions, and Cash Dividend
   - (3) Cash Flow Reinvestment Ratio = (Cash Provided by Operating Activities - Cash Dividends) / (Gross Fixed Assets + Investments + Other Assets + Working Capital)
6. Leverage
   - (1) Operating Leverage = (Net Sales - Variable Cost) / Income from Operations
   - (2) Financial Leverage = Income from Operations / (Income from Operations - Interest Expenses)

4. Auditors' Opinions from 2003 to 2007

Year	CPA	Audit Opinion
2003	Yu-Feng Huang, Yung-Do Way	An Unqualified Opinion with explantory
2004	Hung-Wen Huang, Ming-Cheng Chang	An Unqualified Opinion
2005	Hung-Wen Huang, Ming-Cheng Chang	An Unqualified Opinion
2006	Hung-Wen Huang, Ming-Cheng Chang	An Unqualified Opinion
2007	Hung-Wen Huang, Ming-Cheng Chang	An Unqualified Opinion

Deloitte Touche Tohmatsu
12F, No. 156, Sec. 3, Min-Sheng E. Rd., Taipei, Taiwan, R.O.C.
Tel: 886-2-2545-9988

5. Audit Committee's Report

The Board of Directors has prepared the Company's 2007 Business Report, Financial Statements, and proposal for allocation of profits. The CPA firm of Deloitte & Touche was retained to audit TSMC's Financial Statements and has issued an audit report relating to the Financial Statements. The Business Report, Financial Statements, and profit allocation proposal have been reviewed and determined to be correct and accurate by the undersigned, the Audit Committee members of Taiwan Semiconductor Manufacturing Company Limited. According to Article 14-4 of the Securities and Exchange Act and Article 219 of the Company Law, we hereby submit this report.

Taiwan Semiconductor Manufacturing Company Limited

Independent Director Sir Peter Leahy Bonfield 

Independent Director Lester Carl Thurow 

Independent Director Stan Shih 

Independent Director Carleton (Carly) S. Fiorina 

March 12, 2008

6. Financial Difficulties

The Company should disclose the financial impact to the Company if the Company and its affiliated companies have incurred any financial or cash flow difficulties in 2007 and as of the date of this Annual Report: None.

7. Financial Statements for the Years Ended December 31, 2007 and 2006 and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2007 and 2006, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the years ended December 31, 2007 and 2006, and have expressed an unqualified opinion on the consolidated financial statements.

Deloitte & Touche

January 10, 2008

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors' report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors' report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited

BALANCE SHEETS
DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Par Value)

ASSETS	2007 Amount	2007 %	2006 Amount	2006 %
CURRENT ASSETS				
Cash and cash equivalents (Notes 2 and 4)	$ 72,422,102	13	$ 100,139,709	17
Financial assets at fair value through profit or loss (Notes 2, 3 and 5)	42,083	-	44,601	-
Available-for-sale financial assets (Notes 2, 3 and 6)	22,267,223	4	25,967,061	5
Held-to-maturity financial assets (Notes 2 and 7)	11,526,946	2	8,510,823	2
Receivables from related parties (Note 24)	26,701,648	5	16,869,509	3
Notes and accounts receivable	17,911,328	3	16,278,164	3
Allowance for doubtful receivables (Notes 2 and 8)	(688,972)	-	(690,931)	-
Allowance for sales returns and others (Notes 2 and 8)	(3,856,685)	-	(2,751,065)	-
Other receivables from related parties (Note 24)	525,308	-	449,266	-
Other financial assets	331,698	-	653,460	-
Inventories, net (Notes 2 and 9)	20,987,142	4	19,152,214	3
Deferred income tax assets (Notes 2 and 17)	5,268,000	1	7,832,000	1
Prepaid expenses and other current assets	861,465	-	1,221,199	-
Total current assets	174,299,286	32	193,676,010	34
LONG-TERM INVESTMENTS (Notes 2, 3, 6, 7, 10 and 11)				
Investments accounted for using equity method	113,048,081	21	101,044,356	18
Available-for-sale financial assets	1,397,186	-	6,647,511	1
Held-to-maturity financial assets	8,697,726	2	28,973,495	5
Financial assets carried at cost	748,160	-	712,843	-
Total long-term investments	123,891,153	23	137,378,205	24
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 24)				
Cost				
Buildings	101,907,892	18	96,961,851	17
Machinery and equipment	589,131,625	107	527,850,728	92
Office equipment	9,167,107	2	8,659,225	2
	700,206,624	127	633,471,804	111
Accumulated depreciation	(486,725,019)	(88)	(417,467,250)	(73)
Advance payments and construction in progress	21,082,953	4	12,230,805	2
Net property, plant and equipment	234,564,558	43	228,235,359	40
INTANGIBLE ASSETS				
Goodwill (Note 2)	1,567,756	-	1,567,756	-
Deferred charges, net (Notes 2 and 13)	7,172,413	1	5,593,068	1
Total intangible assets	8,740,169	1	7,160,824	1
OTHER ASSETS				
Deferred income tax assets (Notes 2 and 17)	7,241,933	1	5,761,127	1
Refundable deposits	2,741,538	-	1,306,234	-
Others (Note 2)	293,986	-	67,145	-
Total other assets	10,277,457	1	7,134,506	1
TOTAL	$ 551,772,623	100	$ 573,584,904	100

LIABILITIES AND SHAREHOLDERS' EQUITY	2007 Amount	2007 %	2006 Amount	2006 %
CURRENT LIABILITIES				
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 5)	$ 247,646	-	$ 10,751	-
Accounts payable	9,485,818	2	6,143,679	1
Payables to related parties (Note 24)	2,999,630	-	3,326,916	1
Income tax payable (Notes 2 and 17)	10,977,963	2	7,850,418	1
Accrued expenses and other current liabilities (Note 15)	14,700,013	3	7,903,867	1
Payables to contractors and equipment suppliers	5,389,740	1	10,669,523	2
Current portion of bonds payable (Note 14)	-	-	7,000,000	1
Total current liabilities	43,800,810	8	42,905,154	7
LONG-TERM LIABILITIES				
Bonds payable (Note 14)	12,500,000	3	12,500,000	2
Other long-term payables (Note 15)	1,501,462	-	1,271,896	-
Other payables to related parties (Notes 24 and 26)	-	-	403,375	-
Total long-term liabilities	14,001,462	3	14,175,271	2
OTHER LIABILITIES				
Accrued pension cost (Notes 2 and 16)	3,657,679	1	3,530,116	1
Guarantee deposits (Note 26)	2,240,677	-	3,809,961	1
Deferred credits (Notes 2 and 24)	980,593	-	1,183,118	-
Total other liabilities	6,878,949	1	8,523,195	2
Total liabilities	64,681,221	12	65,603,620	11
CAPITAL STOCK - NT$10 PAR VALUE				
Authorized: 28,050,000 thousand shares in 2007				
27,050,000 thousand shares in 2006				
Issued: 26,427,104 thousand shares in 2007				
25,829,688 thousand shares in 2006	264,271,037	48	258,296,879	45
CAPITAL SURPLUS (Notes 2 and 19)	53,732,682	10	54,107,498	10
RETAINED EARNINGS (Note 19)				
Appropriated as legal capital reserve	56,406,684	10	43,705,711	8
Appropriated as special capital reserve	629,550	-	640,742	-
Unappropriated earnings	161,828,337	29	152,778,079	26
	218,864,571	39	197,124,532	34
OTHERS (Notes 2, 3, 21 and 23)				
Cumulative translation adjustments	(1,072,853)	-	(1,191,165)	-
Unrealized gains on financial instruments	680,997	-	561,615	-
Treasury stock: 834,096 thousand shares in 2007				
33,926 thousand shares in 2006	(49,385,032)	(9)	(918,075)	-
	(49,776,888)	(9)	(1,547,625)	-
Total shareholders' equity	487,091,402	88	507,981,284	89
TOTAL	$ 551,772,623	100	$ 573,584,904	100

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2007		2006	
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 24)	$ 319,167,299		$ 319,210,148	
SALES RETURNS AND ALLOWANCES (Note 2)	5,519,655		5,328,513	
NET SALES	313,647,644	100	313,881,635	100
COST OF SALES (Notes 18 and 24)	176,223,224	56	164,163,235	52
GROSS PROFIT	137,424,420	44	149,718,400	48
UNREALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	265,106	-	-	-
REALIZED GROSS PROFIT	137,159,314	44	149,718,400	48
OPERATING EXPENSES (Notes 18 and 24)				
Research and development	15,913,834	5	14,601,385	5
General and administrative	7,660,776	3	7,190,422	2
Marketing	1,332,657	-	1,626,734	1
Total operating expenses	24,907,267	8	23,418,541	8
INCOME FROM OPERATIONS	112,252,047	36	126,299,859	40
NON-OPERATING INCOME AND GAINS				
Equity in earnings of equity method investees, net (Notes 2 and 10)	5,468,230	2	5,526,727	2
Interest income (Note 2)	2,634,636	1	3,382,868	1
Settlement income (Note 26)	985,114	-	967,506	1
Technical service income (Notes 24 and 26)	712,162	-	670,297	-
Rental income (Note 24)	368,748	-	224,281	-
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 24)	305,201	-	596,459	-
Foreign exchange gain, net (Note 2)	71,128	-	-	-
Valuation gain on financial instruments, net (Notes 2, 5 and 23)	-	-	33,850	-
Others (Note 24)	289,479	-	194,739	-
Total non-operating income and gains	10,834,698	3	11,596,727	4
NON-OPERATING EXPENSES AND LOSSES				
Provision for litigation loss (Note 26 j)	1,008,635	-	-	-
Interest expense	584,736	-	661,200	-
Loss on settlement and disposal of financial instruments, net (Notes 2, 5 and 23)	413,809	-	1,623,882	1
Valuation loss on financial instruments, net (Notes 2, 5, and 23)	239,413	-	-	-
Loss on disposal of property, plant and equipment and other assets (Note 2)	4,814	-	240,985	-

(Continued)

	2007		2006	
	Amount	%	Amount	%
Foreign exchange loss, net (Note 2)	$ -	-	$ 412,726	-
Others	83,932	-	151,294	-
Total non-operating expenses and losses	2,335,339	-	3,090,087	1
INCOME BEFORE INCOME TAX	120,751,406	39	134,806,499	43
INCOME TAX EXPENSE (Notes 2 and 17)	(11,574,313)	(4)	(7,550,582)	(2)
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	109,177,093	35	127,255,917	41
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$82,062 THOUSAND (Note 3)	-	-	(246,186)	-
NET INCOME	$ 109,177,093	35	$ 127,009,731	41

	2007		2006	
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
EARNINGS PER SHARE (NT$, Note 22)				
Basic earnings per share	$ 4.58	$ 4.14	$ 5.10	$ 4.82
Diluted earnings per share	$ 4.58	$ 4.14	$ 5.09	$ 4.81

Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company's stock held by subsidiaries is treated as available-for-sale financial assets instead of treasury stock (Notes 2 and 21):

	2007	2006
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	$ 109,278,855	$ 127,338,237
NET INCOME	$ 109,278,855	$ 127,092,051
EARNINGS PER SHARE (NT$)		
Basic earnings per share	$ 4.14	$ 4.81
Diluted earnings per share	$ 4.14	$ 4.81

The accompanying notes are an integral part of the financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Capital Stock			Retained Earnings				Others			
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total	Cumulative Translation Adjustments	Unrealized Gain on Financial Instruments	Treasury Stock	Total Shareholders' Equity
BALANCE, JANUARY 1, 2006	$ 24,730,025	$ 247,300,246	$ 57,117,886	$ 34,348,208	$ 2,226,427	$ 106,196,399	$ 142,771,034	$ (640,742)	$ -	$ (918,075)	$ 445,630,349
Appropriations of prior year's earnings											
Legal capital reserve	-	-	-	9,357,503	-	(9,357,503)	-	-	-	-	-
Reversal of special capital reserve	-	-	-	-	(1,585,685)	1,585,685	-	-	-	-	-
Bonus to employees - in cash	-	-	-	-	-	(3,432,129)	(3,432,129)	-	-	-	(3,432,129)
Bonus to employees - in stock	343,213	3,432,129	-	-	-	(3,432,129)	(3,432,129)	-	-	-	-
Cash dividends to shareholders - NT$2.50 per share	-	-	-	-	-	(61,825,061)	(61,825,061)	-	-	-	(61,825,061)
Stock dividends to shareholders - NT$0.15 per share	370,950	3,709,504	-	-	-	(3,709,504)	(3,709,504)	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	(257,410)	(257,410)	-	-	-	(257,410)
Capital surplus transferred to capital stock	370,950	3,709,504	(3,709,504)	-	-	-	-	-	-	-	-
Net income in 2006	-	-	-	-	-	127,009,731	127,009,731	-	-	-	127,009,731
Adjustment arising from changes in percentage of ownership in equity method investees	-	-	187,095	-	-	-	-	-	-	-	187,095
Translation adjustments	-	-	-	-	-	-	-	(550,423)	-	-	(550,423)
Issuance of stock from exercising stock options	14,550	145,496	429,701	-	-	-	-	-	-	-	575,197
Cash dividends received by subsidiaries from the Company	-	-	82,320	-	-	-	-	-	-	-	82,320
Valuation gain on available-for-sale financial assets	-	-	-	-	-	-	-	-	242,248	-	242,248
Equity in the valuation gain on available-for-sale financial assets held by equity method investees	-	-	-	-	-	-	-	-	319,367	-	319,367
BALANCE, DECEMBER 31, 2006	25,829,688	258,296,879	54,107,498	43,705,711	640,742	152,778,079	197,124,532	(1,191,165)	561,615	(918,075)	507,981,284
Appropriations of prior year's earnings											
Legal capital reserve	-	-	-	12,700,973	-	(12,700,973)	-	-	-	-	-
Reversal of special capital reserve	-	-	-	-	(11,192)	11,192	-	-	-	-	-
Bonus to employees - in cash	-	-	-	-	-	(4,572,798)	(4,572,798)	-	-	-	(4,572,798)
Bonus to employees - in stock	457,280	4,572,798	-	-	-	(4,572,798)	(4,572,798)	-	-	-	-
Cash dividends to shareholders - NT$3.00 per share	-	-	-	-	-	(77,489,064)	(77,489,064)	-	-	-	(77,489,064)
Stock dividends to shareholders - NT$0.02 per share	51,659	516,594	-	-	-	(516,594)	(516,594)	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	(285,800)	(285,800)	-	-	-	(285,800)
Capital surplus transferred to capital stock	77,489	774,891	(774,891)	-	-	-	-	-	-	-	-
Net income in 2007	-	-	-	-	-	109,177,093	109,177,093	-	-	-	109,177,093
Adjustment arising from changes in percentage of ownership in equity method investees	-	-	(28,639)	-	-	-	-	-	-	-	(28,639)
Translation adjustments	-	-	-	-	-	-	-	118,312	-	-	118,312
Issuance of stock from exercising stock options	10,988	109,875	326,952	-	-	-	-	-	-	-	436,827
Cash dividends received by subsidiaries from the Company	-	-	101,762	-	-	-	-	-	-	-	101,762
Valuation gain on available-for-sale financial assets	-	-	-	-	-	-	-	-	24,325	-	24,325
Equity in the valuation gain on available-for-sale financial assets held by equity method investees	-	-	-	-	-	-	-	-	95,057	-	95,057
Treasury stock repurchased by the Company	-	-	-	-	-	-	-	-	-	(48,466,957)	(48,466,957)
BALANCE, DECEMBER 31, 2007	$ 26,427,104	$ 264,271,037	$ 53,732,682	$ 56,406,684	$ 629,550	$ 161,828,337	$ 218,864,571	$ (1,072,853)	$ 680,997	$ (49,385,032)	$ 487,091,402

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 109,177,093	$ 127,009,731
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	72,820,579	66,699,455
Unrealized gross profit from affiliates	265,106	-
Amortization of premium/discount of financial assets	(117,159)	2,399
Loss (gain) on disposal of available-for-sale financial assets, net	(271,094)	485
Equity in earnings of equity method investees, net	(5,468,230)	(5,526,727)
Dividends received from equity method investees	677,147	626,367
Gain on disposal of investments accounted for using equity method investees, net	-	(26,031)
Gain on disposal of financial assets carried at cost, net	-	(212)
Loss on impairment of financial assets carried at cost	-	36,608
Gain on disposal of property, plant and equipment and other assets, net	(300,387)	(355,474)
Deferred income tax	1,083,194	179,828
Loss on idle assets	-	44,072
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Financial assets and liabilities at fair value through profit or loss	239,413	1,112,776
Receivables from related parties	(9,832,139)	4,181,095
Notes and accounts receivable	(1,633,164)	4,313,654
Allowance for doubtful receivables	(1,959)	(285,413)
Allowance for sales returns and others	1,105,620	(1,518,904)
Other receivables from related parties	(76,042)	985,419
Other financial assets	321,762	(99,109)
Inventories	(1,834,928)	(2,894,259)
Prepaid expenses and other current assets	359,734	(49,426)
Increase (decrease) in:		
Accounts payable	3,342,139	(1,908,427)
Payables to related parties	(327,286)	(612,381)
Income tax payable	3,127,545	4,034,530
Accrued expenses and other current liabilities	1,259,738	157,262
Accrued pension cost	127,563	68,724
Deferred credits	72,747	(95,745)
Net cash provided by operating activities	174,116,992	196,080,297
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of:		
Available-for-sale financial assets	(9,547,253)	(98,679,832)
Held-to-maturity financial assets	-	(18,554,027)
Investments accounted for using equity method	(7,358,685)	(5,515,466)
Financial assets carried at cost	(36,333)	(12,940)
Property, plant and equipment	(81,303,047)	(77,215,811)
Proceeds from disposal or redemption of:		
Available-for-sale financial assets	18,844,520	73,212,019
Held-to-maturity financial assets	17,325,120	10,410,000

(Continued)

	2007	2006
Financial assets carried at cost	$ -	$ 71,191
Investments accounted for using equity method	-	37,946
Property, plant and equipment and other assets	54,509	1,277,729
Proceeds from return of capital by investees	433,551	162,354
Increase in deferred charges	(2,685,610)	(1,272,355)
Increase in refundable deposits	(1,435,304)	(1,222,592)
Increase in other asset	(232,575)	-
Net cash used in investing activities	(65,941,107)	(117,301,784)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of bonds payable	(7,000,000)	-
Increase (decrease) in guarantee deposits	(1,569,284)	917,016
Cash dividends	(77,489,064)	(61,825,061)
Cash bonus paid to employees	(4,572,798)	(3,432,129)
Bonus to directors and supervisors	(285,800)	(257,410)
Repurchase of treasury stock	(45,413,373)	-
Proceeds from exercise of employee stock options	436,827	575,197
Net cash used in financing activities	(135,893,492)	(64,022,387)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(27,717,607)	14,756,126
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	100,139,709	85,383,583
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 72,422,102	$ 100,139,709
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$ 661,200	$ 661,200
Income tax paid	$ 7,330,401	$ 3,189,528
INVESTING AND FINANCING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS		
Acquisition of property, plant, and equipment	$ 76,023,264	$ 79,026,104
Decrease (increase) in payables to contractors and equipment suppliers	5,279,783	(1,810,293)
Cash paid	$ 81,303,047	$ 77,215,811
Repurchase of treasury stock	$ 48,466,957	$ -
Increase in accrued expenses and other current liabilities	(3,053,584)	-
Cash paid	$ 45,413,373	$ -
NON-CASH INVESTING AND FINANCING ACTIVITIES		
Current portion of bonds payable	$ -	$ 7,000,000
Current portion of other payables to related parties (under payables to related parties)	$ -	$ 688,591
Current portion of other long-term payable (under accrued expenses and other current liabilities)	$ 3,673,182	$ 617,892
Transfer of available-for-sale financial assets and other net assets to investments accounted for using equity method (Note 6)	$ -	$ 39,687,637

The accompanying notes are an integral part of the financial statements.

(Concluded)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1. GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the Company or TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The Company is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of December 31, 2007 and 2006, the Company had 20,555 and 20,202 employees, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management's estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds, asset-backed commercial papers and corporate notes acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-Sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders' equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

The fair value of structured time deposits is estimated using valuation techniques. Fair value of open-end mutual funds is determined using the net assets value at the end of the year. For debt securities, fair value is determined using the average of bid and asked prices at the end of the year.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Financial instruments for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectibility is reasonably assured. Provisions for estimated sales returns and others are generally recorded in the period the related revenue is recognized, based on historical experience, management's judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories
Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Year-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Investments Accounted for Using Equity Method
Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company's share of the net income or net loss of an investee is recognized in the "equity in earnings/losses of equity method investees, net" account. Prior to January 1, 2006, the difference, if any, between the cost of investment and the Company's proportionate share of the investee's equity was amortized by the straight-line method over five years, with the amortization recorded in the "equity in earnings/losses of equity method investees, net" account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, "Long-term Investments Accounted for Using the Equity Method" (SFAS No. 5), the cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). The accounting treatment for the investment premiums paid before January 1, 2006 is the same as that for goodwill which is no longer being amortized; while investment discounts continue to be amortized over the remaining periods. When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee's shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company's share of the investee's equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company's ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company's ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company's weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company's weighted-average ownership percentages in the investees. Such gains or losses are recorded until they are realized through transactions with third parties.

If an investee's functional currency is a foreign currency, differences will result from the translation of the investee's financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders' equity.

Financial Assets Carried at Cost
Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A

subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares. Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings - 10 to 20 years; machinery and equipment - 5 years; and office equipment - 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised Statement of Financial Accounting Standards No. 25, "Business Combinations - Accounting Treatment under Purchase Method" (SFAS No. 25), goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees - the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges - 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Effective January 1, 2007, the Company adopted the newly released Statement of Financial Accounting Standards No. 37, "Accounting for Intangible Assets". The Company had reassessed the useful lives and the amortization method of its recognized intangible assets at the effective date. Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees' individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies intra-period and inter-period allocations for its income tax whereby (1) a portion of current year's income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

The R.O.C. government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the tax-exempt income under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.

Stock-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders' equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount. The Company's stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from the Company are recorded under capital surplus - treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Recent Accounting Pronouncements

In March 2007, the Accounting Research and Development Foundation of the R.O.C. issued an interpretation that requires companies to record the bonus paid to directors, supervisors and employees as an expense rather than an appropriation of earnings. This interpretation should be applied to financial statements for fiscal years beginning on or after January 1, 2008.

The Accounting Research and Development Foundation of the R.O.C. issued Statement of Financial Accounting Standards No. 39, "Accounting for Share-based Payment" (SFAS No. 39) in August 2007, which requires companies to record share-based payment transactions in the financial statements at fair value. SFAS No. 39 should be applied to financial statements for fiscal years beginning on or after January 1, 2008.

The Accounting Research and Development Foundation of the R.O.C. revised Statement of Financial Accounting Standards No. 10, "Accounting for Inventories" (SFAS No. 10) in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item. Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method. The last-in, first-out method is no longer permitted. The revised SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009. Early adoption is permitted.

3. ACCOUNTING CHANGES

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, "Financial Instruments: Recognition and Measurement" (SFAS No. 34) and No. 36, "Financial Instruments: Disclosure and Presentation."

The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders' equity.

The effect of adopting the newly released SFASs is summarized as follows:

	Recognized as Cumulative Effect of Changes in Accounting Principles (Net of Tax)	Recognized as a Separate Component of Shareholders' Equity
Financial assets or liabilities at fair value through profit or loss	$ (246,186)	$ -
Available-for-sale financial assets	-	-
	$ (246,186)	$ -

The adoption of the newly released SFASs resulted in an increase in net income before cumulative effect of changes in accounting principles of NT$280,036 thousand, an increase in net income of NT$33,850 thousand, and an increase in basic earnings per share (after income tax) of NT$0.001, for the year ended December 31, 2006.

Effective January 1, 2006, the Company adopted the newly revised SFAS No. 5 and SFAS No. 25, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized. Such a change in accounting principle did not have a material effect on the Company's financial statements as of and for the year ended December 31, 2006.

4. CASH AND CASH EQUIVALENTS

	December 31	
	2007	2006
Cash and deposits in banks	$ 61,832,143	$ 68,898,115
Repurchase agreements collateralized by government bonds	10,067,843	31,241,594
Asset-backed commercial papers	522,116	-
	$ 72,422,102	$ 100,139,709

5. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31	
	2007	2006
Derivatives - financial assets		
Forward exchange contracts	$ 6,516	$ -
Cross currency swap contracts	35,567	44,601
	$ 42,083	$ 44,601
Derivatives - financial liabilities		
Forward exchange contracts	$ 183,916	$ -
Cross currency swap contracts	63,730	10,751
	$ 247,646	$ 10,751

The Company entered into derivative contracts during the years ended December 31, 2007 and 2006 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting prescribed by SFAS No. 34. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts as of December 31, 2007:

	Maturity Date	Contract Amount (In Thousands)
December 31, 2007		
Sell US$/buy NT$	January 2008	US$ 100,000
Sell EUR/buy NT$	February 2008 to July 2008	EUR 48,000

Outstanding cross currency swap contracts as of December 31, 2007 and 2006:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received
December 31, 2007			
January 2008 to February 2008	US$ 975,000	3.53% - 5.60%	0.02% - 3.01%
December 31, 2006			
January 2007 to February 2007	US$ 820,000	3.19% - 5.91%	0.90% - 3.25%

For the years ended December 31, 2007 and 2006, net losses arising from derivative financial instruments were NT$924,316 thousand (including realized settlement losses of NT$684,903 thousand and valuation losses of NT$239,413 thousand) and NT$1,615,796 thousand (including realized settlement losses of NT$1,649,646 thousand and valuation gains of NT$33,850 thousand), respectively.

6. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31	
	2007	2006
Open-end mutual funds	$ 14,966,675	$ 25,967,061
Government bonds	4,146,082	1,998,067
Corporate bonds	4,052,242	4,150,202
Structured time deposits	499,410	499,242
	23,664,409	32,614,572
Current portion	(22,267,223)	(25,967,061)
	$ 1,397,186	$ 6,647,511

In 2004, the Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. In the second half year of 2006, the Company transferred investment portfolios managed by the fund managers of US$1,277,789 thousand to TSMC Global Ltd. (TSMC-Global), a subsidiary of TSMC. The transferred investment portfolios held by TSMC Global are still being managed by the same fund managers in accordance with the aforementioned investment guidelines and terms.

Structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal Amount	Carrying Amount	Interest Rate	Maturity Date
December 31, 2007				
Step-up callable deposits				
Domestic deposits	$ 500,000	$ 499,410	1.76%	March 2008
December 31, 2006				
Step-up callable deposits				
Domestic deposits	$ 500,000	$ 499,242	1.76%	March 2008

The interest rate of the step-up callable deposits was pre-determined by the Company and the banks.

7. HELD-TO-MATURITY FINANCIAL ASSETS

	December 31	
	2007	2006
Corporate bonds	$ 10,900,247	$ 13,742,541
Government bonds	7,824,425	12,070,657
Structured time deposits	1,500,000	11,671,120
	20,224,672	37,484,318
Current portion	(11,526,946)	(8,510,823)
	$ 8,697,726	$ 28,973,495

As of December 31, 2007 and 2006, structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal Amount	Interest Receivable	Range of Interest Rates	Maturity Date
December 31, 2007				
Step-up callable deposits				
Domestic deposits	$ 1,500,000	$ 5,585	1.77% - 1.83%	April 2008 to October 2008
December 31, 2006				
Step-up callable deposits				
Domestic deposits	$ 4,500,000	$ 13,928	1.40% - 1.83%	June 2007 to October 2008
Callable range accrual deposits				
Domestic deposits	3,911,520	4,808	(See below)	September 2009 to December 2009
Foreign deposits	3,259,600	4,998	(See below)	October 2009 to January 2010
	$ 11,671,120	$ 23,734		

The amount of interest earned from the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the contracts, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

As of December 31, 2007, no structured time deposit was resided in banks located in foreign countries. As of December 31, 2006, the principal of the deposits that resided in banks located in Hong Kong and Singapore amounted to US$80,000 thousand and US$20,000 thousand, respectively.

8. ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Years Ended December 31	
	2007	2006
Balance, beginning of year	$ 690,931	$ 976,344
Write-off	(1,959)	(285,413)
Balance, end of year	$ 688,972	$ 690,931

Movements of the allowance for sales returns and others were as follows:

	Years Ended December 31	
	2007	2006
Balance, beginning of year	$ 2,751,065	$ 4,269,969
Provision	5,519,655	5,328,513
Write-off	(4,414,035)	(6,847,417)
Balance, end of year	$ 3,856,685	$ 2,751,065

9. INVENTORIES, NET

	December 31	
	2007	2006
Finished goods	$ 3,811,212	$ 4,754,342
Work in process	15,867,005	13,251,174
Raw materials	1,428,592	1,515,996
Supplies and spare parts	612,128	421,648
	21,718,937	19,943,160
Allowance for losses	(731,795)	(790,946)
	$ 20,987,142	$ 19,152,214

10. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31			
	2007		2006	
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
TSMC Global (Note 6)	$ 44,204,188	100	$ 42,496,592	100
TSMC International Investment Ltd. (TSMC International)	27,688,565	100	26,593,749	100
Vanguard International Semiconductor Corporation (VIS)	11,024,568	36	5,741,870	27
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	9,092,741	39	7,960,869	39
TSMC (Shanghai) Company Limited (TSMC-Shanghai)	8,622,715	100	9,027,984	100
TSMC Partners, Ltd. (TSMC Partners)	4,734,180	100	4,433,819	100
TSMC North America (TSMC-North America)	2,255,647	100	2,014,990	100
XinTec Inc. (XinTec)	1,501,521	43	-	-
VentureTech Alliance Fund II, L.P. (VTAF II)	1,170,841	98	733,130	98
VentureTech Alliance Fund III, L.P. (VTAF III)	906,536	98	228,005	98
Global UniChip Corporation (GUC)	823,552	37	629,755	38
Emerging Alliance Fund, L.P. (Emerging Alliance)	467,873	99	793,585	99
Chi Cherng Investment Co., Ltd. (Chi Cherng)	173,429	36	115,507	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	171,658	36	114,297	36
TSMC Japan Limited (TSMC-Japan)	104,929	100	95,757	100
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	88,702	100	49,741	100
TSMC Korea Limited (TSMC-Korea)	16,436	100	14,706	100
	$113,048,081		$101,044,356	

In November 2006, the Company acquired 81 thousand shares in SSMC for SGD 115,227 thousand from EDB Investments Pte Ltd. under a Shareholders Agreement. After the acquisition, the number of SSMC shares owned by the Company increased to 463 thousand and the Company's percentage of ownership increased from 32% to 39%.

In January 2007, the Company acquired 90,526 thousand shares in XinTec, representing 43% of its total common shares, for NT$1,357,890 thousand.

In August 2007, the Company acquired additional 169,600 thousand shares in VIS for NT$4,927,865 thousand; after the acquisition, the Company's percentage of ownership in VIS increased from 27% to 36%.

For the years ended December 31, 2007 and 2006, net equity in earnings of equity method investees of NT$5,468,230 thousand and NT$5,526,727 thousand were recognized, respectively. The related equity in earnings of equity method investees were determined based on the audited financial statements of the investees for the same periods as the Company.

As of December 31, 2007 and 2006, fair values of publicly traded stocks in investments accounted for using equity method were NT$24,319,275 thousand and NT$17,044,040 thousand, respectively.

Movements of the difference between the cost of investments and the Company's share in investees' net assets allocated to depreciable assets for the years ended December 31, 2007 and 2006 were as follows:

	Years Ended December 31	
	2007	2006
Balance, beginning of year	$ 943,277	$ (17,764)
Addition	2,081,282	1,010,846
Reduction	(347,171)	(49,805)
Balance, end of year	$ 2,677,388	$ 943,277

Movements of the aforementioned difference allocated to goodwill for the years ended December 31, 2007 and 2006 were as follows:

	Years Ended December 31	
	2007	2006
Balance, beginning of year	$ 213,984	$ -
Addition	773,365	213,984
Balance, end of year	$ 987,349	$ 213,984

11. FINANCIAL ASSETS CARRIED AT COST

	December 31	
	2007	2006
Non-publicly traded stocks	$ 364,913	$ 364,913
Mutual funds	383,247	347,930
	$ 748,160	$ 712,843

12. PROPERTY, PLANT AND EQUIPMENT

	Year Ended December 31, 2007				
	Balance, Beginning of Year	Additions	Disposals	Reclassification	Balance, End of Year
Cost					
Buildings	$ 96,961,851	$ 5,025,296	$ (31,835)	$ (47,420)	$101,907,892
Machinery and equipment	527,850,728	61,793,498	(487,386)	(25,215)	589,131,625
Office equipment	8,659,225	936,003	(328,555)	(99,566)	9,167,107
	633,471,804	$ 67,754,797	$ (847,776)	$ (172,201)	700,206,624
Accumulated depreciation					
Buildings	49,595,917	$ 7,783,832	$ (30,957)	$ 1,036	57,349,828
Machinery and equipment	361,401,800	61,492,223	(459,113)	(156,839)	422,278,071
Office equipment	6,469,533	958,315	(328,363)	(2,365)	7,097,120
	417,467,250	$ 70,234,370	$ (818,433)	$ (158,168)	486,725,019
Advance payments and construction in progress	12,230,805	$ 8,268,467	$ -	$ 583,681	21,082,953
Net	$228,235,359				$234,564,558

	Year Ended December 31, 2006				
	Balance, Beginning of Year	Additions (Deduction)	Disposals	Reclassification	Balance, End of Year
Cost					
Buildings	$ 90,769,622	$ 7,160,975	$ (964,370)	$ (4,376)	$ 96,961,851
Machinery and equipment	459,850,773	73,454,632	(5,218,678)	(235,999)	527,850,728
Office equipment	7,850,035	1,046,724	(196,984)	(40,550)	8,659,225
	558,470,430	$ 81,662,331	$ (6,380,032)	$ (280,925)	633,471,804
Accumulated depreciation					
Buildings	42,902,526	$ 7,441,573	$ (748,011)	$ (171)	49,595,917
Machinery and equipment	310,626,317	55,880,978	(4,869,587)	(235,908)	361,401,800
Office equipment	5,662,986	1,009,599	(196,629)	(6,423)	6,469,533
	359,191,829	$ 64,332,150	$ (5,814,227)	$ (242,502)	417,467,250
Advance payments and construction in progress	14,867,032	$ (2,636,227)	$ -	$ -	12,230,805
Net	$214,145,633				$228,235,359

No interest was capitalized during the years ended December 31, 2007 and 2006.

13. DEFERRED CHARGES, NET

	Year Ended December 31, 2007					
	Balance, Beginning of Year	Additions	Amortization	Deduction	Reclassification	Balance, End of Year
Technology license fees	$ 4,038,551	$ 3,263,950	$ (1,656,113)	$ -	$ (296,451)	$ 5,349,937
Software and system design costs	1,517,575	1,181,579	(820,183)	(51)	(569,648)	1,309,272
Others	36,942	283,990	(104,179)	-	296,451	513,204
	$ 5,593,068	$ 4,729,519	$ (2,580,475)	$ (51)	$ (569,648)	$ 7,172,413

	Year Ended December 31, 2006					
	Balance, Beginning of Year	Additions	Amortization	Deduction	Reclassification	Balance, End of Year
Technology license fees	$ 4,985,806	$ 373,054	$ (1,320,309)	$ -	$ -	$ 4,038,551
Software and system design costs	1,623,276	899,301	(1,006,141)	-	1,139	1,517,575
Others	72,062	-	(35,120)	-	-	36,942
	$ 6,681,144	$ 1,272,355	$ (2,361,570)	$ -	$ 1,139	$ 5,593,068

14. BONDS PAYABLE

	December 31	
	2007	2006
Domestic unsecured bonds:		
Issued in December 2000 and repayable in December 2007, 5.36% interest payable annually	$ -	$ 4,500,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	12,500,000	15,000,000
	12,500,000	19,500,000
Current portion	-	(7,000,000)
	$ 12,500,000	$ 12,500,000

As of December 31, 2007, future principal repayments for the Company's bonds were as follows:

Year of Repayment	Amount
2009	$ 8,000,000
2012	4,500,000
	$ 12,500,000

15. OTHER LONG-TERM PAYABLES

Most of the payables resulted from license agreements for certain semiconductor-related patents. As of December 31, 2007, future payments for other long-term payables were as follows:

Year of Payment	Amount
2008	$ 3,673,182
2009	582,027
2010	497,676
2011	421,759
	5,174,644
Current portion (classified under accrued expenses and other current liabilities)	(3,673,182)
	$ 1,501,462

16. PENSION PLANS

The Labor Pension Act (the Act) became effective on July 1, 2005. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act with their seniority as of July 1, 2005 retained or continue to be subject to the pension mechanism under the Labor Standards Law. Employees who joined the Company after July 1, 2005 can only be subject to the pension mechanism under the Act.

The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee's monthly salary to employees' pension accounts starting from July 1, 2005, and recognized pension costs of NT$616,548 thousand and NT$618,975 thousand for the years ended December 31, 2007 and 2006, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee's length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the pension fund monitoring committee (the Committee) and deposited in the Committee's name in the Bank of Taiwan (originally the Central Trust of China, which was merged into the Bank of Taiwan on July 1, 2007).

Pension information on the defined benefit plan is summarized as follows:

a. Components of net periodic pension cost for the year

	2007	2006
Service cost	$ 184,232	$ 178,432
Interest cost	155,297	163,740
Projected return on plan assets	(50,326)	(49,115)
Amortization	35,596	12,339
Net periodic pension cost	$ 324,799	$ 305,396

b. Reconciliation of funded status of the plan and accrued pension cost at December 31, 2007 and 2006

	2007	2006
Benefit obligation		
Vested benefit obligation	$ 120,146	$ 102,920
Nonvested benefit obligation	3,450,818	3,873,239
Accumulated benefit obligation	3,570,964	3,976,159
Additional benefits based on future salaries	2,428,786	2,964,923
Projected benefit obligation	5,999,750	6,941,082
Fair value of plan assets	(2,199,189)	(1,945,572)
Funded status	3,800,561	4,995,510
Unrecognized net transition obligation	(107,891)	(116,191)
Unrecognized net loss	(34,991)	(1,349,203)
Accrued pension cost	$ 3,657,679	$ 3,530,116
Vested benefits	$ 125,443	$ 106,645

c. Actuarial assumptions at December 31, 2007 and 2006

	2007	2006
Discount rate used in determining present values	2.75%	2.25%
Future salary increase rate	3.00%	3.00%
Expected rate of return on plan assets	3.00%	2.50%

d. Contributions to the Fund for the year

	2007	2006
	$ 200,732	$ 230,577

e. Payments from the Fund for the year

	2007	2006
	$ 15,003	$ 10,823

17. INCOME TAX

a. A reconciliation of income tax expense based on "income before income tax" at statutory rate and income tax currently payable was as follows:

	Years Ended December 31	
	2007	2006
Income tax expense based on "income before income tax" at statutory rate (25%)	$ 30,187,852	$ 33,701,625
Tax effect of the following:		
Tax-exempt income	(7,602,675)	(12,274,041)
Temporary and permanent differences	(789,073)	(2,080,110)
Cumulative effect of changes in accounting principles	-	(82,062)
Additional tax at 10% on unappropriated earnings	2,686,561	1,156,130
Income tax credits used	(13,740,683)	(12,715,377)
Income tax currently payable	$ 10,741,982	$ 7,706,165

b. Income tax expense consisted of the following:

	Years Ended December 31	
	2007	2006
Income tax currently payable	$ 10,741,982	$ 7,706,165
Other income tax adjustments	(250,863)	(335,411)
Net change in deferred income tax assets		
Investment tax credits	5,120,137	3,908,879
Temporary differences	(302,847)	(1,522,734)
Valuation allowance	(3,734,096)	(2,206,317)
Income tax expense	$ 11,574,313	$ 7,550,582

c. Net deferred income tax assets consisted of the following:

	December 31	
	2007	2006
Current deferred income tax assets		
Investment tax credits	$ 5,268,000	$ 7,832,000
Noncurrent deferred income tax assets, net		
Investment tax credits	$ 9,568,755	$ 12,124,892
Temporary differences	1,143,311	840,464
Valuation allowance	(3,470,133)	(7,204,229)
	$ 7,241,933	$ 5,761,127

d. Integrated income tax information:

The balance of the imputation credit account as of December 31, 2007 and 2006 was NT$3,012,848 thousand and NT$828,612 thousand, respectively.

The estimated creditable ratio for distribution of earnings of 2007 and 2006 was 1.86% and 5.23%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e. All earnings generated prior to December 31, 1997 have been appropriated.

f. As of December 31, 2007, investment tax credits consisted of the following:

Law/Statute	Item	Total Creditable Amount	Remaining Creditable Amount	Expiry Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$ 238,012	$ -	2007
		3,177,254	-	2008
		6,029,704	-	2009
		6,508,673	6,508,673	2010
		3,696,375	3,696,375	2011
		$ 19,650,018	$ 10,205,048	
Statute for Upgrading Industries	Research and development expenditures	$ 1,245,142	$ -	2007
		2,560,454	-	2008
		1,486,845	1,029,080	2009
		1,781,376	1,781,376	2010
		1,654,065	1,654,065	2011
		$ 8,727,882	$ 4,464,521	
Statute for Upgrading Industries	Personnel training expenditures	$ 16,197	$ -	2007
		16,155	-	2008
		46,130	46,130	2009
		41,252	41,252	2010
		$ 119,734	$ 87,382	
Statute for Upgrading Industries	Investments in important technology-based enterprises	$ 79,804	$ 79,804	2010

g. The profits generated from the following projects are exempt from income tax for a four- or five-year period:

	Tax-exemption Period
Construction of Fab 12 - module A	2004 to 2007
Construction of Fab 14 - module A	2006 to 2010
Construction of Fab 14 - module B	2007 to 2011

h. The tax authorities have examined income tax returns of the Company through 2004.

18. LABOR COST, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2007		
	Classified as Cost of Sales	Classified as Operating Expenses	Total
Labor cost			
Salary	$ 9,201,605	$ 4,392,243	$ 13,593,848
Labor and health insurance	608,748	337,124	945,872
Pension	605,879	335,596	941,475
Meal	434,106	167,962	602,068
Welfare	183,463	110,894	294,357
Others	175,781	12,011	187,792
	$ 11,209,582	$ 5,355,830	$ 16,565,412
Depreciation	$ 66,375,152	$ 3,816,399	$ 70,191,551
Amortization	$ 1,801,193	$ 778,185	$ 2,579,378

	Year Ended December 31, 2006		
	Classified as Cost of Sales	Classified as Operating Expenses	Total
Labor cost			
Salary	$ 9,877,603	$ 4,172,915	$ 14,050,518
Labor and health insurance	686,125	352,085	1,038,210
Pension	610,873	313,416	924,289
Meal	449,505	159,302	608,807
Welfare	184,560	99,323	283,883
Others	225,615	19,784	245,399
	$ 12,034,281	$ 5,116,825	$ 17,151,106
Depreciation	$ 61,028,727	$ 3,296,764	$ 64,325,491
Amortization	$ 1,430,069	$ 918,011	$ 2,348,080

19. SHAREHOLDERS' EQUITY

As of December 31, 2007, 1,132,867 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs is 5,664,337 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company's paid-in capital.

Capital surplus consisted of the following:

	December 31	
	2007	2006
From merger	$ 24,003,546	$ 24,003,546
Additional paid-in capital	19,526,492	19,974,431
From convertible bonds	9,360,424	9,360,424
From treasury stock transactions	490,950	389,188
From long-term investments	351,215	379,854
Donations	55	55
	$ 53,732,682	$ 54,107,498

The Company's Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:

a. Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled the Company's paid-in capital;

b. Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c. Bonus to directors and bonus to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d. Any balance left over shall be allocated according to the resolution of the shareholders' meeting.

The Company's Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are recorded in the year of shareholder approval and given effect to in the financial statements of that year.

The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals the Company's paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company's paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company's paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders' equity (for example, cumulative translation adjustments and unrealized loss on financial assets, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2006 and 2005 had been approved in the shareholders' meetings held on May 7, 2007 and May 16, 2006, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)	
	For Fiscal Year 2006	For Fiscal Year 2005	For Fiscal Year 2006	For Fiscal Year 2005
Legal capital reserve	$ 12,700,973	$ 9,357,503		
Special capital reserve	(11,192)	(1,585,685)		
Bonus to employees - in cash	4,572,798	3,432,129		
Bonus to employees - in stock	4,572,798	3,432,129		
Cash dividends to shareholders	77,489,064	61,825,061	$ 3.00	$ 2.50
Stock dividends to shareholders	516,594	3,709,504	0.02	0.15
Bonus to directors and supervisors	285,800	257,410		
	$100,126,835	$ 80,428,051		

The shareholders' meeting held on May 7, 2007 also resolved to distribute stock dividends out of capital surplus in the amount of NT$774,891 thousand.

The amounts of the appropriations of earnings for 2006 and 2005 were consistent with the resolutions of the meetings of the Board of Directors held on February 6, 2007 and February 14, 2006, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2006 and 2005, the basic earnings per share (after income tax) for the years ended December 31, 2006 and 2005 shown in the respective financial statements would have decreased from NT$4.93 to NT$4.56 and NT$3.79 to NT$3.50, respectively. The shares distributed as a bonus to employees represented 1.77 % and 1.39% of the Company's total outstanding common shares as of December 31, 2006 and 2005, respectively.

As of January 10, 2008, the Board of Directors had not resolved the appropriation for earnings of 2007.

The information about the appropriations of bonus to employees, directors and supervisors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

20. STOCK-BASED COMPENSATION PLANS

The Company's Employee Stock Option Plans under the 2004 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company's shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company's common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but were subsequently cancelled had expired as of December 31, 2007.

Information about outstanding options for the years ended December 31, 2007 and 2006 was as follows:

	Number of Options (In Thousands)	Weighted-average Exercise Price (NT$)
Year ended December 31, 2007		
Balance, beginning of year	52,814	$ 37.9
Options granted	1,094	37.9
Options exercised	(10,988)	39.8
Options cancelled	(1,045)	45.9
Balance, end of year	41,875	37.4
Year ended December 31, 2006		
Balance, beginning of year	67,758	$ 39.4
Options granted	2,758	40.1
Options exercised	(14,550)	40.1
Options cancelled	(3,152)	43.7
Balance, end of year	52,814	39.6

The numbers of outstanding options and exercise prices have been adjusted to reflect the appropriations of earnings in accordance with the plans. The options granted were the result of the aforementioned adjustment.

As of December 31, 2007, information about outstanding and exercisable options was as follows:

Range of Exercise Price (NT$)	Options Outstanding			Options Exercisable	
	Number of Options (In Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)	Number of Options (In Thousands)	Weighted-average Exercise Price (NT$)
$25.9 - $36.4	28,527	5.16	$ 33.1	28,528	$ 33.1
$38.9 - $51.3	13,348	6.89	46.6	6,838	46.4
	41,875		37.4	35,366	35.6

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2007 and 2006. Had the Company used the fair value based method to evaluate the options granted after January 1, 2004, using the Black-Scholes model, the assumptions and pro forma results of the Company would have been as follows:

	Years Ended December 31	
	2007	2006
Assumptions:		
Expected dividend yield	1.00% - 3.44%	1.00% - 3.44%
Expected volatility	43.77% - 46.15%	43.77% - 46.15%
Risk free interest rate	3.07% - 3.85%	3.07% - 3.85%
Expected life	5 years	5 years
Net income:		
Net income as reported	$ 109,177,093	$ 127,009,731
Pro forma net income	109,095,663	126,889,209
Earnings per share (EPS) - after income tax (NT$):		
Basic EPS as reported	$ 4.14	$ 4.82
Pro forma basic EPS	4.14	4.81
Diluted EPS as reported	4.14	4.81
Pro forma diluted EPS	4.14	4.81

21. TREASURY STOCK

(Shares in Thousands)

	Beginning Shares	Addition	Stock Dividends	Ending Shares
Year ended December 31, 2007				
Parent company stock held by subsidiaries	33,926	-	170	34,096
Repurchase under share buyback plan	-	800,000	-	800,000
	33,926	800,000	170	834,096
Year ended December 31, 2006				
Parent company stock held by subsidiaries	32,938	-	988	33,926

As of December 31, 2007 and 2006, the book value of the treasury stock was NT$49,385,032 thousand and NT$918,075 thousand; the market value was NT$51,713,947 thousand and NT$2,290,026 thousand, respectively. The Company's common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.

The Company held a meeting of the Board of Directors and approved a share buyback plan to repurchase the Company's common shares up to 800,000 shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. As of December 31, 2007, the Company had repurchased 800,000 thousand common shares for a total cost of NT$48,466,957 thousand. All the treasury stock repurchased will be retired in 2008.

22. EARNINGS PER SHARE

	Years Ended December 31			
	2007		2006	
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
Basic EPS (NT$)				
Income before cumulative effect of changes in accounting principles	$ 4.58	$ 4.14	$ 5.11	$ 4.83
Cumulative effect of changes in accounting principles	-	-	(0.01)	(0.01)
Income for the year	$ 4.58	$ 4.14	$ 5.10	$ 4.82
Diluted EPS (NT$)				
Income before cumulative effect of changes in accounting principles	$ 4.58	$ 4.14	$ 5.10	$ 4.82
Cumulative effect of changes in accounting principles	-	-	(0.01)	(0.01)
Income for the year	$ 4.58	$ 4.14	$ 5.09	$ 4.81

EPS is computed as follows:

	Amounts (Numerator)		Number of Shares (Denominator) (In Thousands)	EPS (NT$)	
	Before Income Tax	After Income Tax		Before Income Tax	After Income Tax
Year ended December 31, 2007					
Basic EPS					
Income available to common shareholders	$120,751,406	$109,177,093	26,346,582	$ 4.58	$ 4.14
Effect of dilutive potential common stock - stock options	-	-	21,668		
Diluted EPS					
Income available to common shareholders (including effect of dilutive potential common stock)	$120,751,406	$109,177,093	26,368,250	$ 4.58	$ 4.14
Year ended December 31, 2006					
Basic EPS					
Income available to common shareholders	$134,478,251	$127,009,731	26,374,757	$ 5.10	$ 4.82
Effect of dilutive potential common stock-stock options	-	-	24,101		
Diluted EPS					
Income available to common shareholders (including effect of dilutive potential common stock)	$134,478,251	$127,009,731	26,398,858	$ 5.09	$ 4.81

23. DISCLOSURES FOR FINANCIAL INSTRUMENTS

a. Fair values of financial instruments were as follows:

	December 31			
	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Financial assets at fair value through profit or loss	$ 42,083	$ 42,083	$ 44,601	$ 44,601
Available-for-sale financial assets	23,664,409	23,664,409	32,614,572	32,614,572
Held-to-maturity financial assets	20,224,672	20,192,188	37,484,318	37,375,517
Liabilities				
Financial liabilities at fair value through profit or loss	$ 247,646	$ 247,646	$ 10,751	$ 10,751
Bonds payable (including current portion)	12,500,000	12,669,987	19,500,000	19,817,149
Other long-term payables (including current portion)	5,174,644	5,174,644	2,981,754	2,981,754

b. Methods and assumptions used in the estimation of fair values of financial instruments

1) The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payables to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2) Fair values of financial assets/liabilities at fair value through profit or loss were estimated using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

3) Fair values of available-for-sale and held-to-maturity financial assets were based on their quoted market prices; except for structured time deposits of which the fair values were estimated using valuation techniques.

4) Fair value of bonds payable was based on their quoted market price.

5) Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.

c. The changes in fair value during the years ended December 31, 2007 and 2006 of derivatives estimated using valuation techniques were recognized as losses of NT$239,413 thousand and gains of NT$33,850 thousand, respectively.

d. As of December 31, 2007 and 2006, financial assets exposed to fair value interest rate risk were NT$43,931,164 thousand and NT$70,143,491 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$247,646 thousand and NT$10,751 thousand, respectively, and financial assets exposed to cash flow interest rate risk were nil and NT$7,171,120 thousand, respectively.

e. Movements of the unrealized gain on financial instruments for the years ended December 31, 2007 and 2006 were as follows:

	Year Ended December 31, 2007		
	Valuation Gain on Available-for-sale Financial Assets	Equity in Valuation Gain on Available-for-sale Financial Assets Held by Investees	Total
Balance, beginning of year	$ 242,248	$ 319,367	$ 561,615
Recognized directly in shareholders' equity	295,419	95,057	390,476
Removed from shareholders' equity and recognized in earnings	(271,094)	-	(271,094)
Balance, end of year	$ 266,573	$ 414,424	$ 680,997

	Year Ended December 31, 2006		
	Valuation Gain on Available-for-sale Financial Assets	Equity in Valuation Gain on Available-for-sale Financial Assets Held by Investees	Total
Balance, beginning of year	$ -	$ -	$ -
Recognized directly in shareholders' equity	241,763	319,367	561,130
Removed from shareholders' equity and recognized in losses	485	-	485
Balance, end of year	$ 242,248	$ 319,367	$ 561,615

f. Information about financial risks

1) Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates will result in changes in fair values of these debt securities.

2) Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations, and government agencies. Management believes that the Company's exposure to default by those parties is low.

3) Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4) Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

24. RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a. Philips, one of the major shareholders of the Company, which has become a non-related party since March 2007.

b. Subsidiaries

TSMC-North America
TSMC-Europe
TSMC-Japan
TSMC-Shanghai
TSMC-Korea

c. Investees

GUC (with a controlling interest)
VIS (accounted for using equity method)
SSMC (accounted for using equity method)

d. Indirect subsidiaries

WaferTech, LLC (WaferTech)
TSMC Technology, Inc. (TSMC Technology)
TSMC Design Technology Canada, Inc. (TSMC Canada)

e. Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

f. Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.

Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2007		2006	
	Amount	%	Amount	%
For the year				
Sales				
TSMC-North America	$ 192,846,641	61	$ 190,459,073	60
Philips	-	-	4,024,990	1
Others	1,072,708	-	972,872	-
	$ 193,919,349	61	$ 195,456,935	61
Purchases				
WaferTech	$ 8,774,750	18	$ 12,530,552	27
TSMC-Shanghai	5,828,541	12	4,405,843	10
SSMC	5,468,410	11	6,820,632	15
VIS	4,188,107	9	3,911,838	8
Others	1,028	-	-	-
	$ 24,260,836	50	$ 27,668,865	60
Manufacturing expenses				
VisEra	$ 39,078	-	$ -	-
Philips	-	-	755,904	1
	$ 39,078	-	$ 755,904	1
Marketing expenses - commission				
TSMC-Europe	$ 316,748	24	$ 236,454	15
TSMC-Japan	220,858	16	254,758	16
TSMC-Korea	26,818	2	9,981	-
	$ 564,424	42	$ 501,193	31
General and administrative expenses - rental				
GUC	$ 6,139	-	$ 14,606	-
Research and development expenses				
TSMC Technology (primarily consulting fees)	$ 354,423	2	$ 37,559	-
TSMC Canada (primarily consulting fees)	129,665	1	-	-
GUC	56,887	1	39,421	-
Others	44,168	-	-	-
	$ 585,143	4	$ 76,980	-

(Continued)

	2007		2006	
	Amount	%	Amount	%
Sales of property, plant and equipment				
TSMC-Shanghai	$ 3,295	6	$ 401,561	44
WaferTech	546	1	-	-
	$ 3,841	7	$ 401,561	44
Non-operating income and gains				
VIS (primarily technical service income, see Note 26h)	$ 346,260	3	$ 261,237	2
TSMC-Shanghai (primarily technical service income)	338,038	3	278,295	2
VisEra (primarily rental income)	321,799	3	246,242	2
SSMC (primarily technical service income, see Note 26e)	290,586	3	314,953	3
Others	1,731	-	-	-
	$ 1,298,414	12	$ 1,100,727	9
As of December 31				
Receivables				
TSMC-North America	$ 26,626,880	100	$ 16,461,956	97
Philips	-	-	250,919	2
Others	74,768	-	156,634	1
	$ 26,701,648	100	$ 16,869,509	100
Other receivables				
TSMC-Shanghai	$ 151,037	29	$ 123,853	28
VIS	118,749	22	121,911	27
TSMC-North America	98,885	19	59,547	13
SSMC	84,778	16	69,568	15
VisEra	40,101	8	58,980	13
Others	31,758	6	15,407	4
	$ 525,308	100	$ 449,266	100
Payables				
VIS	$ 838,584	28	$ 717,562	22
WaferTech	784,280	26	864,733	26
SSMC	655,029	22	459,305	14
TSMC-Shanghai	596,581	20	478,714	14
Philips	-	-	688,591	21
Others	125,156	4	118,011	3
	$ 2,999,630	100	$ 3,326,916	100
Other long-term payables				
Philips (Note 25a)	$ -	-	$ 403,375	100
Deferred credits				
TSMC-Shanghai	$ 510,564	52	$ 723,661	61
VisEra	62,175	6	124,350	11
	$ 572,739	58	$ 848,011	72

(Concluded)

The terms of sales to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.

The Company deferred the gains (classified under the deferred credits) derived from sales of property, plant and equipment to TSMC-Shanghai and VisEra, and then recognized such gains (classified under the non-operating income and gains) over the depreciable lives of the disposed assets.

The Company leased part of its office space from GUC and also leased certain buildings and facilities to VisEra. The related rental expense and rental income were classified under non-operating expenses and income, respectively. The lease terms and prices were determined in accordance with mutual agreements.

25. SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from March 2008 to December 2027 and can be renewed upon expiration.

As of December 31, 2007, future lease payments were as follows:

Year	Amount
2008	$ 325,608
2009	304,578
2010	255,380
2011	253,798
2012	253,798
2013 and thereafter	1,741,955
	$ 3,135,117

26. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of December 31, 2007, except those disclosed in other notes, were as follows:

a. On June 20, 2004, the Company and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006) amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between the Company and Philips (now NXP B.V.) will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, the Company will pay Philips (now NXP B.V.) royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of the Company's annual net sales. The Company and Philips (now NXP B.V.) agreed to cross license the patents owned by each party. The Company also obtained through Philips (now NXP B.V.) a number of cross patent licenses.

b. Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company's capacity if the Company's outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992, 1997, 2002, and on January 1, 2007.

c. Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of December 31, 2007, the Company had a total of US$68,391 thousand of guarantee deposits.

d. Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company's equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. The Company and Philips (now NXP B.V.) committed to buy specific percentages of the production capacity of SSMC. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC's capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e. The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f. Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives written notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request prior to January 2008 the transfer of certain technologies under the same terms and conditions as the terminated TTA. National did not make such request by the deadline, therefore the option has expired in January 2008.

g. In December 2003, the Company entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. The Company will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

h. The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

i. TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as "SMIC"). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC-North America and WaferTech patents and misappropriated TSMC, TSMC-North America and WaferTech's trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC-North America and WaferTech's claims. As of December 31, 2007, SMIC had paid US$90 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC-North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC-North America and WaferTech in the same court, alleging TSMC, TSMC-North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC-North America and WaferTech's August complaint. In November 2006, SMIC filed a complaint with Beijing People's High Court against TSMC, TSMC-North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC-North America and WaferTech's pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found "TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement" with SMIC. The Court also found "TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC's 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case." Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC-North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC's third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC-North America and WaferTech. The result of the above-mentioned litigation cannot be determined at this time.

j. In April 2004, UniRAM Technology, Inc. filed an action with the US District Court in the Northern District of California against TSMC and TSMC North America, alleging patent infringement and trade secret misappropriation and seeking injunctive relief and damages. A jury in the District Court made a verdict in September 2007, awarding US$30.5 million to the plaintiff. TSMC intends to pursue remedies against this verdict.

27. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:

a. Financing provided: None;

b. Endorsement/guarantee provided: None;

c. Marketable securities held: Please see Table 1 attached;

d. Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e. Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f. Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g. Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h. Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i. Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 6 attached;

j. Information about derivatives of investees over which the Company has a controlling interest:

   TSMC-Shanghai entered into forward exchange contracts during the year ended December 31, 2007 to manage exposures due to foreign exchange rate fluctuations. As of December 31, 2007, no forward exchange contract was outstanding.

For the year ended December 31, 2007, net gains arising from forward exchange contracts of TSMC-Shanghai were NT$2,181 thousand (including realized settlement gains of NT$2,064 thousand and valuation losses of NT$117 thousand).

XinTec entered into forward exchange contracts during the year ended December 31, 2007 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of December 31, 2007:

	Maturity Date	Contract Amount (In Thousands)
Sell US$/buy NT$	January 2008	US$ 11,000

For the year ended December 31, 2007, net losses arising from forward exchange contracts of XinTec were NT$2,834 thousand (including realized settlement losses of NT$1,283 thousand and valuation losses of NT$1,551 thousand).

k. Information on investment in Mainland China

1) The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 7 attached.

2) Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 24.

28. SEGMENT FINANCIAL INFORMATION

a. Industry financial information

The Company operates in one industry. Therefore, the disclosure of industry financial information is not applicable to the Company.

b. Geographic information

The Company has no significant foreign operations. Therefore, the disclosure of geographic information is not applicable to the Company.

c. Export sales

Area	Years Ended December 31	
	2007	2006
Americas	$ 159,721,699	$ 153,974,683
Asia	77,616,258	102,121,046
Europe and others	40,287,628	29,109,649
	$ 277,625,585	$ 285,205,378

The export sales information is based on the amounts billed to customers within the areas.

d. Major customers representing at least 10% of gross sales

	Years Ended December 31			
	2007		2006	
	Amount	%	Amount	%
Customer A	$ 37,350,210	12	$ 33,610,918	11

Sales to Customer A above were made through TSMC-North America.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES HELD
DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
The Company	Open-end mutual funds							
	NITC Bond Fund	-	Available-for-sale financial assets	12,239	$ 2,045,935	N/A	$ 2,045,935	
	Fuh Hwa Bond	-	〃	132,997	1,801,674	N/A	1,801,674	
	NITC Taiwan Bond	-	〃	103,016	1,474,856	N/A	1,474,856	
	ING Taiwan Bond Fund	-	〃	85,581	1,310,030	N/A	1,310,030	
	Prudential Financial Bond Fund	-	〃	83,306	1,236,728	N/A	1,236,728	
	President James Bond	-	〃	77,128	1,208,799	N/A	1,208,799	
	JF Taiwan Bond Fund	-	〃	59,049	915,252	N/A	915,252	
	ING Taiwan Income Fund	-	〃	54,621	878,682	N/A	878,682	
	Taishin Lucky Fund	-	〃	68,945	718,556	N/A	718,556	
	AIG Taiwan Bond Fund	-	〃	54,469	705,033	N/A	705,033	
	Cathay Bond Fund	-	〃	60,126	703,824	N/A	703,824	
	Dresdner Bond DAM Fund	-	〃	54,319	639,542	N/A	639,542	
	JF First Bond Fund	-	〃	35,324	504,206	N/A	504,206	
	HSBC Taiwan Money Management Fund	-	〃	27,416	413,504	N/A	413,504	
	INVESCO Bond Fund	-	〃	27,176	410,054	N/A	410,054	
	Government bond							
	2003 Government Bond Series B	-	Available-for-sale financial assets	-	2,349,163	N/A	2,349,163	
	2004 Government Bond Series B	-	〃	-	1,197,121	N/A	1,197,121	
	2006 Government Bond Series D	-	〃	-	399,733	N/A	399,733	
	2004 Government Bond Series G	-	〃	-	200,065	N/A	200,065	
	2006 Government Bond Series D	-	Held-to-maturity financial assets	-	3,651,840	N/A	3,647,566	
	2003 Government Bond Series B	-	〃	-	1,647,947	N/A	1,647,413	
	2003 Asian Development Bank Govt. Bond	-	〃	-	855,088	N/A	875,103	
	2003 Government Bond Series F	-	〃	-	799,049	N/A	797,744	
	2003 Government Bond Series H	-	〃	-	400,709	N/A	399,825	
	European Investment Bank Bonds	-	〃	-	379,829	N/A	400,000	
	2003 European Bank for Reconstruction and Development Govt. Bond Series A	-	〃	-	89,963	N/A	90,000	
	Corporate bond							
	Hua Nan Bank	-	Available-for-sale financial assets	-	1,573,338	N/A	1,573,338	
	Cathay Bank	-	〃	-	1,180,440	N/A	1,180,440	
	Taiwan Power Company	-	〃	-	899,200	N/A	899,200	
	Formosa Petrochemical Corporation	-	〃	-	399,264	N/A	399,264	
	Formosa Petrochemical Corporation	-	Held-to-maturity financial assets	-	3,581,667	N/A	3,547,308	
	Taiwan Power Company	-	〃	-	2,630,064	N/A	2,629,939	
	Nan Ya Plastics Corporation	-	〃	-	1,804,346	N/A	1,796,764	
	CPC Corporation, Taiwan	-	〃	-	1,200,318	N/A	1,199,461	
	China Steel Corporation	-	〃	-	1,000,000	N/A	987,430	
	Formosa Plastic Corporation	-	〃	-	391,134	N/A	391,011	
	Shanghai commercial & Saving Bank	-	〃	-	292,718	N/A	292,648	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Stocks							
	TSMC Global	Subsidiary	Investment accounted for using equity method	1	$ 44,204,188	100	$ 44,204,188	
	TSMC International	Subsidiary	〃	987,968	27,688,565	100	27,688,565	
	VIS	Investee accounted for using equity method	〃	616,240	11,024,568	36	14,974,643	
	SSMC	Investee accounted for using equity method	〃	463	9,092,741	39	8,123,596	
	TSMC Partners	Subsidiary	〃	300	4,734,180	100	4,734,180	
	TSMC-North America	Subsidiary	〃	11,000	2,255,647	100	2,255,647	
	XinTec	Investee with a controlling financial interest	〃	91,703	1,501,521	43	1,419,627	
	GUC	Investee with a controlling financial interest	〃	42,572	823,552	37	9,344,632	
	TSMC-Japan	Subsidiary	〃	6	104,929	100	104,929	
	TSMC-Europe	Subsidiary	〃	-	88,702	100	88,702	
	TSMC-Korea	Subsidiary	〃	80	16,436	100	16,436	
	United Industrial Gases Co., Ltd.	-	Financial assets carried at cost	16,783	193,584	10	305,599	
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	105,000	7	321,254	
	W.K. Technology Fund IV	-	〃	4,000	40,000	2	52,690	
	Hontung Venture Capital Co., Ltd.	-	〃	2,633	26,329	10	20,536	
	Fund							
	Horizon Ventures Fund	-	Financial assets carried at cost	-	312,949	12	312,949	
	Crimson Asia Capital	-	〃	-	70,298	1	70,298	
	Capital							
	TSMC-Shanghai	Subsidiary	Investment accounted for using equity method	-	8,622,715	100	8,621,163	
	VTAF II	Subsidiary	〃	-	1,170,841	98	1,166,386	
	VTAF III	Subsidiary	〃	-	906,536	98	896,703	
	Emerging Alliance	Subsidiary	〃	-	467,873	99	467,873	
	Chi Cheng	Subsidiary	〃	-	173,429	36	631,993	Treasury stock of NT$458,564 thousand is deducted from the carrying value
	Hsin Ruey	Subsidiary	〃	-	171,658	36	631,169	Treasury stock of NT$459,511 thousand is deducted from the carrying value
Chi Cherng	Stocks							
	TSMC	Parent Company	Available-for-sale financial assets	17,032	1,055,984	-	1,055,984	
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	5,082	109,815	-	123,491	
Hsin Ruey	Stocks							
	TSMC	Parent Company	Available-for-sale financial assets	17,064	1,057,963	-	1,057,963	
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	3,748	85,718	-	91,067	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
TSMC International	Stocks							
	InveStar	Subsidiary	Investments accounted for using equity method	8,721	US$ 42,038	97	US$ 42,038	
	InveStar II	Subsidiary	〃	43,048	US$ 57,594	97	US$ 57,594	
	TSMC Development	Subsidiary	〃	1	US$ 674,084	100	US$ 674,084	
	TSMC Technology	Subsidiary	〃	1	US$ 6,592	100	US$ 6,592	
TSMC Development	Stocks							
	WaferTech	Subsidiary	Investments accounted for using equity method	-	US$ 227,469	100	US$ 227,469	
TSMC Partners	Common stock							
	VisEra Holding Company	Investee accounted for using equity method	Investments accounted for using equity method	43,000	US$ 67,948	49	US$ 67,948	
	TSMC Canada	Subsidiary	〃	2,300	US$ 2,877	100	US$ 2,877	
Emerging Alliance	Common stock							
	Pixim, Inc.	-	Financial assets carried at cost	1,036	US$ 275	-	US$ 275	
	RichWave Technology Corp.	-	〃	4,247	US$ 1,648	13	US$ 1,648	
	Global Investment Holding Inc.	-	〃	10,800	$ 100,000	6	$ 100,000	
	Preferred stock							
	Audience, Inc.	-	Financial assets carried cost	1,654	US$ 250	1	US$ 250	
	Axiom Microdevices, Inc.	-	〃	1,000	US$ 1,000	1	US$ 1,000	
	Miradia, Inc.	-	〃	3,040	US$ 1,000	3	US$ 1,000	
	Mobilygen	-	〃	1,415	US$ 750	1	US$ 750	
	Mosaic Systems, Inc.	-	〃	2,481	US$ 12	6	US$ 12	
	Next IO, Inc.	-	〃	800	US$ 500	4	US$ 500	
	Optichron, Inc.	-	〃	714	US$ 1,000	3	US$ 1,000	
	Optimal Corporation	-	〃	-	US$ 229	-	US$ 229	
	Pixim, Inc.	-	〃	3,606	US$ 862	2	US$ 862	
	Teknovus, Inc.	-	〃	6,977	US$ 1,327	2	US$ 1,327	
	Capital							
	VentureTech Alliance Holdings	Subsidiary	Investments accounted for using equity method	-	-	10	-	
VTAF II	Common stock							
	Yobon	-	Financial assets carried at cost	1,875	US$ 919	13	US$ 919	
	Sentelic	-	〃	1,200	US$ 2,040	15	US$ 2,040	
	Leadtrend	-	〃	1,265	US$ 660	5	US$ 660	
	RichWave Technology Corp.	-	〃	1,043	US$ 730	2	US$ 730	
	Preferred stock							
	5V Technologies, Inc.	-	Financial assets carried cost	2,357	US$ 1,768	11	US$ 1,768	
	Ageia Technologies, Inc.	-	〃	2,030	US$ 2,074	2	US$ 2,074	
	Aquantia Corporation	-	〃	1,786	US$ 2,273	5	US$ 2,273	
	Audience, Inc.	-	〃	2,989	US$ 814	2	US$ 814	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Axiom Microdevices, Inc.	-	Financial assets carried cost	5,044	US$ 2,088	4	US$ 2,088	
	Beceem Communications	-	〃	650	US$ 1,600	1	US$ 1,600	
	GemFire Corporation	-	〃	600	US$ 68	1	US$ 68	
	Impinj, Inc.	-	〃	475	US$ 1,000	-	US$ 1,000	
	Miradia, Inc.	-	〃	3,416	US$ 3,106	3	US$ 3,106	
	Mobilygen	-	〃	569	US$ 149	1	US$ 149	
	Next IO, Inc.	-	〃	216	US$ 182	-	US$ 182	
	Optichron, Inc.	-	〃	1,050	US$ 1,844	2	US$ 1,844	
	Pixim, Inc.	-	〃	3,279	US$ 641	2	US$ 641	
	Power Analog Microelectronics	-	〃	3,039	US$ 2,409	13	US$ 2,409	
	QST Holding, LLC	-	〃	-	US$ 145	3	US$ 145	
	Teknovus, Inc.	-	〃	1,599	US$ 454	-	US$ 454	
	Tzero Technologies, Inc.	-	〃	730	US$ 1,500	2	US$ 1,500	
	Xceive	-	〃	714	US$ 1,000	2	US$ 1,000	
	Capital							
	VentureTech Alliance Holdings	Subsidiary	Investments accounted for using equity method	-	-	10	-	
VTAF III	Common stock							
	Mutual-pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	US$ 1,672	51	US$ 1,672	
	Preferred stock							
	Advasense Sensors, Inc.	-	〃	1,929	US$ 1,834	6	US$ 1,834	
	Auramicro, Inc.	-	〃	2,500	US$ 750	17	US$ 750	
	Exclara, Inc. (Formerly Synpitec, Inc.)	-	〃	14,513	US$ 2,412	19	US$ 2,412	
	M2000, Inc.	-	〃	3,000	US$ 3,000	5	US$ 3,000	
	Neoconix, Inc.	-	〃	2,458	US$ 4,000	6	US$ 4,000	
	Powervation, Ltd.	-	〃	191	US$ 2,930	19	US$ 2,930	
	Quellan, Inc	-	〃	3,106	US$ 3,500	6	US$ 3,500	
	Silicon Technical Services, LLC	-	〃	1,055	US$ 1,208	2	US$ 1,208	
	Tilera, Inc.	-	〃	1,698	US$ 2,360	3	US$ 2,360	
	Validity Sensors, Inc.	-	〃	6,424	US$ 2,545	3	US$ 2,545	
	Convertible bond							
	GTBF, Inc.	-	Financial assets carried at cost	-	US$ 1,500	N/A	US$ 1,500	
	Capital							
	VentureTech Alliance Holdings	Subsidiary	Investments accounted for using equity method	-	-	80	-	
InveStar	Common stock							
	Monolithic Power Systems, Inc.	-	Financial assets at fair value through profit or loss	1,352	US$ 29,024	7	US$ 29,024	
	Memsic, Inc.	-	Available-for-sale financial assets	1,364	US$ 13,812	9	US$ 13,812	
	Capella Microsystems (Taiwan), Inc	-	Financial assets carried at cost	530	US$ 154	2	US$ 154	
	Preferred stock							
	Integrated Memory Logic, Inc.	-	Financial assets carried at cost	2,872	US$ 1,221	9	US$ 1,221	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	IP Unity, Inc.	-	Financial assets carried at cost	1,008	US$ 494	1	US$ 494	
	NanoAmp Solutions, Inc.	-	〃	541	US$ 853	2	US$ 853	
	Sonics, Inc.	-	〃	1,844	US$ 3,530	2	US$ 3,530	
InveStar II	Common stock							
	Monolithic Power Systems, Inc	-	Financial assets at fair value through profit or loss	864	US$ 18,561	3	US$ 18,561	
	Rich Tek Technology Corp.	-	〃	152	US$ 1,371	-	US$ 1,371	
	Geo Vision, Inc.	-	〃	6	US$ 59	-	US$ 59	
	Memsic, Inc.	-	Available-for-sale financial assets	1,145	US$ 11,594	7	US$ 11,594	
	Rich Tek Technology Corp.	-	〃	261	US$ 2,362	-	US$ 2,362	
	Geo Vision, Inc.	-	〃	15	US$ 135	-	US$ 135	
	eLCOS Microdisplay Technology, Ltd.	-	Financial assets carried at cost	270	US$ 27	1	US$ 27	
	EoNEX Technologies, Inc.	-	〃	55	US$ 3,048	5	US$ 3,048	
	Sonics, Inc.	-	〃	2,220	US$ 32	-	US$ 32	
	Epic Communication, Inc.	-	〃	191	US$ 37	1	US$ 37	
	EON Technology, Corp.	-	〃	4,243	US$ 1,175	6	US$ 1,175	
	Goyatek Technology, Corp.	-	〃	2,088	US$ 545	7	US$ 545	
	Trendchip Technologies Corp.	-	〃	1,000	US$ 574	4	US$ 574	
	Capella Microsystems (Taiwan), Inc	-	〃	534	US$ 210	2	US$ 210	
	Ralink Technology (Taiwan), Inc.	-	〃	2,383	US$ 791	3	US$ 791	
	Auden Technology MFG. Co., Ltd	-	〃	1,049	US$ 223	4	US$ 223	
	Preferred stock							
	Alchip Technologies Limited	-	Financial assets carried at cost	6,128	US$ 2,950	15	US$ 2,950	
	eLCOS Microdisplay Technology, Ltd.	-	〃	3,500	US$ 3,500	8	US$ 3,500	
	FangTek, Inc.	-	〃	6,931	US$ 3,250	16	US$ 3,250	
	Kilopass Technology, Inc.	-	〃	3,887	US$ 2,000	6	US$ 2,000	
	NanoAmp Solutions, Inc.	-	〃	375	US$ 1,500	1	US$ 1,500	
	Sonics, Inc.	-	〃	2,115	US$ 3,082	6	US$ 3,082	
Tsmc Global	Agency bonds							
	Fed Hm Ln Pc Pool 1b1225	-	Available-for-sale financial assets	-	US$ 139	N/A	US$ 139	
	Fed Hm Ln Pc Pool 1b2566	-	〃	-	US$ 157	N/A	US$ 157	
	Fed Hm Ln Pc Pool 1b2632	-	〃	-	US$ 178	N/A	US$ 178	
	Fed Hm Ln Pc Pool 1b2642	-	〃	-	US$ 234	N/A	US$ 234	
	Fed Hm Ln Pc Pool 1b2776	-	〃	-	US$ 340	N/A	US$ 340	
	Fed Hm Ln Pc Pool 1b2792	-	〃	-	US$ 223	N/A	US$ 223	
	Fed Hm Ln Pc Pool 1b2810	-	〃	-	US$ 296	N/A	US$ 296	
	Fed Hm Ln Pc Pool 1b7453	-	〃	-	US$ 2,805	N/A	US$ 2,805	
	Fed Hm Ln Pc Pool 1g0038	-	〃	-	US$ 296	N/A	US$ 296	
	Fed Hm Ln Pc Pool 1g0053	-	〃	-	US$ 367	N/A	US$ 367	
	Fed Hm Ln Pc Pool 1g0104	-	〃	-	US$ 142	N/A	US$ 142	
	Fed Hm Ln Pc Pool 1g1282	-	〃	-	US$ 4,077	N/A	US$ 4,077	
	Fed Hm Ln Pc Pool 1g1411	-	〃	-	US$ 3,618	N/A	US$ 3,618	
	Fed Hm Ln Pc Pool 1h2520	-	〃	-	US$ 2,669	N/A	US$ 2,669	
	Fed Hm Ln Pc Pool 1h2524	-	〃	-	US$ 1,970	N/A	US$ 1,970	
	Fed Hm Ln Pc Pool 780870	-	〃	-	US$ 721	N/A	US$ 721	
	Fed Hm Ln Pc Pool 781959	-	〃	-	US$ 3,834	N/A	US$ 3,834	
	Fed Hm Ln Pc Pool 782785	-	〃	-	US$ 254	N/A	US$ 254	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007						Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)		
	Fed Hm Ln Pc Pool 782837	-	Available-for-sale financial assets	-	US$	494	N/A	US$	494	
	Fed Hm Ln Pc Pool 782968	-	〃	-	US$	1,147	N/A	US$	1,147	
	Fed Hm Ln Pc Pool 783022	-	〃	-	US$	536	N/A	US$	536	
	Fed Hm Ln Pc Pool 783026	-	〃	-	US$	303	N/A	US$	303	
	Fed Hm Ln Pc Pool B19205	-	〃	-	US$	7,103	N/A	US$	7,103	
	Fed Hm Ln Pc Pool E89857	-	〃	-	US$	1,347	N/A	US$	1,347	
	Fed Hm Ln Pc Pool G11295	-	〃	-	US$	1,126	N/A	US$	1,126	
	Fed Hm Ln Pc Pool M80855	-	〃	-	US$	2,942	N/A	US$	2,942	
	Federal Home Ln Mtg Corp.	-	〃	-	US$	1,784	N/A	US$	1,784	
	Federal Home Ln Mtg Corp.	-	〃	-	US$	1,832	N/A	US$	1,832	
	Federal Home Ln Mtg Corp.	-	〃	-	US$	2,360	N/A	US$	2,360	
	Federal Home Ln Mtg Corp.	-	〃	-	US$	2,742	N/A	US$	2,742	
	Federal Home Ln Mtg Corp.	-	〃	-	US$	2,178	N/A	US$	2,178	
	Federal Home Ln Mtg Corp.	-	〃	-	US$	3,665	N/A	US$	3,665	
	Federal Home Ln Mtg Corp.	-	〃	-	US$	2,136	N/A	US$	2,136	
	Federal Home Ln Mtg Corp.	-	〃	-	US$	3,275	N/A	US$	3,275	
	Federal Home Ln Mtg Corp.	-	〃	-	US$	3,044	N/A	US$	3,044	
	Federal National Mort Assoc	-	〃	-	US$	2,844	N/A	US$	2,844	
	Federal Natl Mtg Assn	-	〃	-	US$	2,059	N/A	US$	2,059	
	Federal Natl Mtg Assn	-	〃	-	US$	2,194	N/A	US$	2,194	
	Federal Natl Mtg Assn	-	〃	-	US$	2,011	N/A	US$	2,011	
	Federal Natl Mtg Assn	-	〃	-	US$	3,567	N/A	US$	3,567	
	Federal Natl Mtg Assn Gtd	-	〃	-	US$	1,717	N/A	US$	1,717	
	Fnma Pool 255883	-	〃	-	US$	3,126	N/A	US$	3,126	
	Fnma Pool 555549	-	〃	-	US$	1,385	N/A	US$	1,385	
	Fnma Pool 555715	-	〃	-	US$	171	N/A	US$	171	
	Fnma Pool 632399	-	〃	-	US$	390	N/A	US$	390	
	Fnma Pool 662401	-	〃	-	US$	560	N/A	US$	560	
	Fnma Pool 667766	-	〃	-	US$	1,310	N/A	US$	1,310	
	Fnma Pool 680932	-	〃	-	US$	1,110	N/A	US$	1,110	
	Fnma Pool 681393	-	〃	-	US$	2,388	N/A	US$	2,388	
	Fnma Pool 685116	-	〃	-	US$	599	N/A	US$	599	
	Fnma Pool 691283	-	〃	-	US$	3,442	N/A	US$	3,442	
	Fnma Pool 694287	-	〃	-	US$	20	N/A	US$	20	
	Fnma Pool 703711	-	〃	-	US$	467	N/A	US$	467	
	Fnma Pool 725095	-	〃	-	US$	1,023	N/A	US$	1,023	
	Fnma Pool 730033	-	〃	-	US$	169	N/A	US$	169	
	Fnma Pool 740934	-	〃	-	US$	1,110	N/A	US$	1,110	
	Fnma Pool 742232	-	〃	-	US$	23	N/A	US$	23	
	Fnma Pool 750798	-	〃	-	US$	22	N/A	US$	22	
	Fnma Pool 773246	-	〃	-	US$	229	N/A	US$	229	
	Fnma Pool 790828	-	〃	-	US$	2,009	N/A	US$	2,009	
	Fnma Pool 793932	-	〃	-	US$	438	N/A	US$	438	
	Fnma Pool 794040	-	〃	-	US$	608	N/A	US$	608	
	Fnma Pool 795548	-	〃	-	US$	234	N/A	US$	234	
	Fnma Pool 799664	-	〃	-	US$	94	N/A	US$	94	
	Fnma Pool 799868	-	〃	-	US$	32	N/A	US$	32	
	Fnma Pool 804764	-	〃	-	US$	396	N/A	US$	396	
	Fnma Pool 804852	-	〃	-	US$	330	N/A	US$	330	
	Fnma Pool 804962	-	〃	-	US$	388	N/A	US$	388	
	Fnma Pool 805163	-	〃	-	US$	408	N/A	US$	408	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Fnma Pool 806642	-	Available-for-sale financial assets	-	US$ 777	N/A	US$ 777	
	Fnma Pool 806721	-	〃	-	US$ 635	N/A	US$ 635	
	Fnma Pool 814418	-	〃	-	US$ 343	N/A	US$ 343	
	Fnma Pool 815626	-	〃	-	US$ 2,301	N/A	US$ 2,301	
	Fnma Pool 819423	-	〃	-	US$ 538	N/A	US$ 538	
	Fnma Pool 821129	-	〃	-	US$ 512	N/A	US$ 512	
	Fnma Pool 888249	-	〃	-	US$ 60	N/A	US$ 60	
	Fnma Pool 888499	-	〃	-	US$ 2,438	N/A	US$ 2,438	
	Fnma Pool 888502	-	〃	-	US$ 236	N/A	US$ 236	
	Fnma Pool 888507	-	〃	-	US$ 911	N/A	US$ 911	
	Fnma Pool 888515	-	〃	-	US$ 1,730	N/A	US$ 1,730	
	Fnma Pool 888519	-	〃	-	US$ 123	N/A	US$ 123	
	Fnma Pool 888527	-	〃	-	US$ 69	N/A	US$ 69	
	Fnma Pool 888738	-	〃	-	US$ 4,935	N/A	US$ 4,935	
	Fnma Pool 888793	-	〃	-	US$ 5,697	N/A	US$ 5,697	
	Fnma Pool 900296	-	〃	-	US$ 3,276	N/A	US$ 3,276	
	Gnma Ii Pool 081150	-	〃	-	US$ 470	N/A	US$ 470	
	Gnma Ii Pool 081153	-	〃	-	US$ 1,423	N/A	US$ 1,423	
	Fed Home Ln Bank	-	〃	-	US$ 5,175	N/A	US$ 5,175	
	Federal Farm Cr Bks	-	〃	-	US$ 3,511	N/A	US$ 3,511	
	Federal Home Ln Bks	-	〃	-	US$ 8,977	N/A	US$ 8,977	
	Federal Home Ln Bks	-	〃	-	US$ 8,939	N/A	US$ 8,939	
	Federal Home Ln Bks	-	〃	-	US$ 4,965	N/A	US$ 4,965	
	Federal Home Ln Bks	-	〃	-	US$ 5,969	N/A	US$ 5,969	
	Federal Home Ln Bks	-	〃	-	US$ 4,980	N/A	US$ 4,980	
	Federal Home Ln Bks	-	〃	-	US$ 19,023	N/A	US$ 19,023	
	Federal Home Ln Bks	-	〃	-	US$ 5,134	N/A	US$ 5,134	
	Federal Home Ln Mtg Disc Nts	-	〃	-	US$ 22,342	N/A	US$ 22,342	
	Federal Home Loan Bank	-	〃	-	US$ 4,621	N/A	US$ 4,621	
	Federal Home Loan Banks	-	〃	-	US$ 21,500	N/A	US$ 21,500	
	Federal Natl Mtg Assn	-	〃	-	US$ 5,169	N/A	US$ 5,169	
	Federal Natl Mtg Assn Medium	-	〃	-	US$ 3,512	N/A	US$ 3,512	
	Federal Natl Mtg Assn Mtn	-	〃	-	US$ 2,982	N/A	US$ 2,982	
	Federal Natl Mtg Assn Mtn	-	〃	-	US$ 3,171	N/A	US$ 3,171	
	Federal Natl Mtg Assn Mtn	-	〃	-	US$ 3,398	N/A	US$ 3,398	
	Federal Natl Mtg Assn Mtn	-	〃	-	US$ 3,066	N/A	US$ 3,066	
	Tennessee Valley Auth	-	〃	-	US$ 6,068	N/A	US$ 6,068	
	Corporate bonds							
	Abbott Labs	-	Available-for-sale financial assets	-	US$ 1,510	N/A	US$ 1,510	
	American Gen Fin Corp.	-	〃	-	US$ 3,139	N/A	US$ 3,139	
	American Gen Fin Corp. Mtn	-	〃	-	US$ 3,451	N/A	US$ 3,451	
	American Gen Fin Corp. Mtn	-	〃	-	US$ 1,962	N/A	US$ 1,962	
	American Honda Fin Corp. Mtn	-	〃	-	US$ 3,107	N/A	US$ 3,107	
	Ameritech Capital Funding Co.	-	〃	-	US$ 489	N/A	US$ 489	
	Amgen Inc.	-	〃	-	US$ 2,978	N/A	US$ 2,978	
	Anz Cap Tr I	-	〃	-	US$ 984	N/A	US$ 984	
	Atlantic Richfield Co.	-	〃	-	US$ 2,216	N/A	US$ 2,216	
	Axa Finl Inc.	-	〃	-	US$ 2,147	N/A	US$ 2,147	
	Beneficial Corp. Mtn Bk Entry	-	〃	-	US$ 2,274	N/A	US$ 2,274	
	Burlington Res Inc.	-	〃	-	US$ 3,653	N/A	US$ 3,653	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Chase Manhattan Corp. New	-	Available-for-sale financial assets	-	US$ 1,520	N/A	US$ 1,520	
	Chase Manhattan Corp. New	-	〃	-	US$ 2,099	N/A	US$ 2,099	
	Chase Manhattan Corp. New	-	〃	-	US$ 3,483	N/A	US$ 3,483	
	Cit Group Hldgs Inc.	-	〃	-	US$ 2,982	N/A	US$ 2,982	
	Cit Group Inc. New	-	〃	-	US$ 2,435	N/A	US$ 2,435	
	Consolidated Edison Inc.	-	〃	-	US$ 2,990	N/A	US$ 2,990	
	Credit Suisse First Boston Usa	-	〃	-	US$ 2,229	N/A	US$ 2,229	
	Deere John Cap Corp. Mtn Bk Ent	-	〃	-	US$ 2,215	N/A	US$ 2,215	
	Depfa Acs Bank	-	〃	-	US$ 20,402	N/A	US$ 20,402	
	Fleet Boston Corp.	-	〃	-	US$ 2,620	N/A	US$ 2,620	
	Ge Global Ins Hldg Corp.	-	〃	-	US$ 1,914	N/A	US$ 1,914	
	General Dynamics Corp.	-	〃	-	US$ 2,133	N/A	US$ 2,133	
	General Elec Cap Corp. Mtn	-	〃	-	US$ 3,978	N/A	US$ 3,978	
	General Elec Cap Corp. Mtn	-	〃	-	US$ 3,047	N/A	US$ 3,047	
	General Elec Cap Corp. Mtn	-	〃	-	US$ 2,118	N/A	US$ 2,118	
	General Re Corp.	-	〃	-	US$ 3,263	N/A	US$ 3,263	
	Genworth Finl Inc.	-	〃	-	US$ 3,279	N/A	US$ 3,279	
	Hancock John Global Fdg Ii Mtn	-	〃	-	US$ 5,111	N/A	US$ 5,111	
	Hancock John Global Fdg Mtn	-	〃	-	US$ 993	N/A	US$ 993	
	Hartford Finl Svcs Group Inc.	-	〃	-	US$ 1,336	N/A	US$ 1,336	
	Hbos Plc Medium Term Sr Nts	-	〃	-	US$ 3,001	N/A	US$ 3,001	
	Heller Finl Inc.	-	〃	-	US$ 1,950	N/A	US$ 1,950	
	Hewlett Packard Co.	-	〃	-	US$ 1,884	N/A	US$ 1,884	
	Household Fin Corp.	-	〃	-	US$ 2,950	N/A	US$ 2,950	
	Household Fin Corp.	-	〃	-	US$ 3,046	N/A	US$ 3,046	
	Ing Sec Life Instl Fdg	-	〃	-	US$ 2,582	N/A	US$ 2,582	
	International Business Machs	-	〃	-	US$ 3,555	N/A	US$ 3,555	
	Intl Lease Fin Corp. Mtn	-	〃	-	US$ 2,985	N/A	US$ 2,985	
	JP Morgan Chase	-	〃	-	US$ 2,001	N/A	US$ 2,001	
	Keycorp Mtn Book Entry	-	〃	-	US$ 3,053	N/A	US$ 3,053	
	Lehman Brothers Hldgs Inc.	-	〃	-	US$ 1,643	N/A	US$ 1,643	
	Lehman Brothers Hldgs Inc.	-	〃	-	US$ 490	N/A	US$ 490	
	Lehman Brothers Hldgs Inc.	-	〃	-	US$ 989	N/A	US$ 989	
	Lehman Brothers Hldgs Inc.	-	〃	-	US$ 3,052	N/A	US$ 3,052	
	Lehman Brothers Hldgs Inc.	-	〃	-	US$ 1,060	N/A	US$ 1,060	
	Massmutual Global Fdg Ii Mtn	-	〃	-	US$ 3,737	N/A	US$ 3,737	
	Metropolitan Life Golbal Mtn	-	〃	-	US$ 3,366	N/A	US$ 3,366	
	Mgic Invt Corp.	-	〃	-	US$ 1,059	N/A	US$ 1,059	
	Mizuho Fin (Cayman)	-	〃	-	US$ 2,148	N/A	US$ 2,148	
	Monumental Global Fdg Ii	-	〃	-	US$ 1,494	N/A	US$ 1,494	
	Monunmetal Global Fdg Ii	-	〃	-	US$ 2,000	N/A	US$ 2,000	
	Mony Group Inc.	-	〃	-	US$ 2,137	N/A	US$ 2,137	
	Morgan Stanley	-	〃	-	US$ 5,531	N/A	US$ 5,531	
	Morgan Stanley	-	〃	-	US$ 1,951	N/A	US$ 1,951	
	National City Corp.	-	〃	-	US$ 3,488	N/A	US$ 3,488	
	Nationwide Life Global Fdg I	-	〃	-	US$ 3,631	N/A	US$ 3,631	
	Oracle Corp. / Ozark Hldg Inc.	-	〃	-	US$ 2,019	N/A	US$ 2,019	
	Pepsico Inc. Mtn Book Entry	-	〃	-	US$ 3,607	N/A	US$ 3,607	
	Praxair Inc.	-	〃	-	US$ 3,111	N/A	US$ 3,111	
	Premark Intl Inc.	-	〃	-	US$ 2,679	N/A	US$ 2,679	
	Pricoa Global Fdg I Mtn	-	〃	-	US$ 3,462	N/A	US$ 3,462	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Principal Finl Group Australia	-	Available-for-sale financial assets	-	US$ 1,008	N/A	US$ 1,008	
	Protective Life Secd Trs Mtn	-	〃	-	US$ 3,484	N/A	US$ 3,484	
	Sbc Communications Inc.	-	〃	-	US$ 3,372	N/A	US$ 3,372	
	Sbc Communications Inc.	-	〃	-	US$ 711	N/A	US$ 711	
	Simon Ppty Group LP	-	〃	-	US$ 2,513	N/A	US$ 2,513	
	Simon Ppty Group LP	-	〃	-	US$ 1,010	N/A	US$ 1,010	
	Sp Powerassets Ltd. Global	-	〃	-	US$ 993	N/A	US$ 993	
	Suntrust Bk Atlanta Ga Medium	-	〃	-	US$ 3,482	N/A	US$ 3,482	
	Unitedhealth Group Inc.	-	〃	-	US$ 1,408	N/A	US$ 1,408	
	Wachovia Corp. New	-	〃	-	US$ 3,168	N/A	US$ 3,168	
	Washington Post Co.	-	〃	-	US$ 3,018	N/A	US$ 3,018	
	Wells Fargo + Co. New Med Trm	-	〃	-	US$ 4,413	N/A	US$ 4,413	
	Corporate issued asset-backed securities							
	Americredit Auto Rec Tr	-	Available-for-sale financial assets	-	US$ 1,001	N/A	US$ 1,001	
	Americredit Automobile Rec Tr	-	〃	-	US$ 894	N/A	US$ 894	
	Americredit Automobile Receiva	-	〃	-	US$ 1,176	N/A	US$ 1,176	
	Atlantic City Elc Trns Fdgllc	-	〃	-	US$ 162	N/A	US$ 162	
	Banc Amer Coml Mtg Inc.	-	〃	-	US$ 4,591	N/A	US$ 4,591	
	Banc Amer Fdg 2006 I Tr	-	〃	-	US$ 3,762	N/A	US$ 3,762	
	Bear Stearns Adjustable Rate	-	〃	-	US$ 110	N/A	US$ 110	
	Bear Stearns Arm Tr	-	〃	-	US$ 3,081	N/A	US$ 3,081	
	Bear Stearns Arm Tr	-	〃	-	US$ 1,951	N/A	US$ 1,951	
	Bear Stearns Arm Tr	-	〃	-	US$ 247	N/A	US$ 247	
	Bear Stearns Coml Mtg Secs Inc.	-	〃	-	US$ 3,179	N/A	US$ 3,179	
	Bear Stearns Coml Mtg Secs Inc.	-	〃	-	US$ 5,099	N/A	US$ 5,099	
	Capital One Auto Fin Tr	-	〃	-	US$ 906	N/A	US$ 906	
	Capital One Auto Fin Tr	-	〃	-	US$ 3,685	N/A	US$ 3,685	
	Capital One Multi Asset Exec	-	〃	-	US$ 9,118	N/A	US$ 9,118	
	Capital One Multi Asset Execut	-	〃	-	US$ 3,991	N/A	US$ 3,991	
	Capital One Multi Asset Execut	-	〃	-	US$ 2,995	N/A	US$ 2,995	
	Capital One Prime Auto Receiva	-	〃	-	US$ 3,498	N/A	US$ 3,498	
	Capitial One Prime Auto Receiv	-	〃	-	US$ 464	N/A	US$ 464	
	Cbass Tr	-	〃	-	US$ 1,297	N/A	US$ 1,297	
	Cendant Rent Car Fdg Aesop LLC.	-	〃	-	US$ 2,663	N/A	US$ 2,663	
	Chase Mtg Fin Tr	-	〃	-	US$ 887	N/A	US$ 887	
	Chase Mtg Fin Tr	-	〃	-	US$ 1,745	N/A	US$ 1,745	
	Chase Mtg Fin Tr	-	〃	-	US$ 2,605	N/A	US$ 2,605	
	Chase Mtge Finance Corp.	-	〃	-	US$ 1,678	N/A	US$ 1,678	
	Cit Equip Coll Tr	-	〃	-	US$ 4,033	N/A	US$ 4,033	
	Citicorp Mtg Secs	-	〃	-	US$ 261	N/A	US$ 261	
	Credit Suisse First Boston Mtg	-	〃	-	US$ 1,738	N/A	US$ 1,738	
	Credit Suisse First Boston Mtg	-	〃	-	US$ 6,842	N/A	US$ 6,842	
	Credit Suisse First Boston Mtg	-	〃	-	US$ 6,704	N/A	US$ 6,704	
	Daimlerchrysler Auto Tr	-	〃	-	US$ 4,337	N/A	US$ 4,337	
	Daimlerchrysler Auto Tr	-	〃	-	US$ 1,698	N/A	US$ 1,698	
	Deere John Owner Tr	-	〃	-	US$ 2,488	N/A	US$ 2,488	
	First Franklin Mtg Ln Tr	-	〃	-	US$ 1,659	N/A	US$ 1,659	
	First Horizon	-	〃	-	US$ 45	N/A	US$ 45	
	First Un Natl Bk Coml Mtg Tr	-	〃	-	US$ 2,595	N/A	US$ 2,595	
	First Un Natl Bk Coml Mtg Tr	-	〃	-	US$ 5,172	N/A	US$ 5,172	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	First Un Natl Bk Coml Mtg Tr	-	Available-for-sale financial assets	-	US$ 2,186	N/A	US$ 2,186	
	Gs Mtg Secs Corp.	-	〃	-	US$ 1,709	N/A	US$ 1,709	
	Home Equity Mortgage Trust	-	〃	-	US$ 2,659	N/A	US$ 2,659	
	Home Equity Mtg Tr 2006 4	-	〃	-	US$ 970	N/A	US$ 970	
	Hyundai Auto Receivables Tr	-	〃	-	US$ 1,519	N/A	US$ 1,519	
	JP Morgan Mtg Tr	-	〃	-	US$ 888	N/A	US$ 888	
	JP Morgan Mtg Tr	-	〃	-	US$ 910	N/A	US$ 910	
	JP Morgan Mtg Tr	-	〃	-	US$ 863	N/A	US$ 863	
	Lb Ubs Coml Mtg Tr	-	〃	-	US$ 3,884	N/A	US$ 3,884	
	Nomura Asset Accep Corp.	-	〃	-	US$ 1,542	N/A	US$ 1,542	
	Residential Asset Mtg Prods	-	〃	-	US$ 2,200	N/A	US$ 2,200	
	Residential Fdg Mtg Secs I Inc.	-	〃	-	US$ 1,594	N/A	US$ 1,594	
	Residential Fdg Mtg Secs I Inc.	-	〃	-	US$ 3,454	N/A	US$ 3,454	
	Sequoia Mtg Tr	-	〃	-	US$ 265	N/A	US$ 265	
	Sequoia Mtg Tr	-	〃	-	US$ 340	N/A	US$ 340	
	Sequoia Mtg Tr	-	〃	-	US$ 433	N/A	US$ 433	
	Terwin Mtg Tr	-	〃	-	US$ 3,317	N/A	US$ 3,317	
	Tiaa Seasoned Coml Mtg Tr	-	〃	-	US$ 4,016	N/A	US$ 4,016	
	Usaa Auto Owner Tr	-	〃	-	US$ 4,998	N/A	US$ 4,998	
	Wamu Mtg	-	〃	-	US$ 3,242	N/A	US$ 3,242	
	Wamu Mtg Pass Through Ctfs	-	〃	-	US$ 166	N/A	US$ 166	
	Washington Mut Mtg Secs Corp.	-	〃		US$ 2,422	N/A	US$ 2,422	
	Wells Fargo Finl Auto Owner Tr	-	〃		US$ 4,956	N/A	US$ 4,956	
	Wells Fargo Mtg Backed Secs	-	〃	-	US$ 3,816	N/A	US$ 3,816	
	Wells Fargo Mtg Backed Secs	-	〃	-	US$ 3,865	N/A	US$ 3,865	
	Wells Fargo Mtg Backed Secs	-	〃	-	US$ 3,931	N/A	US$ 3,931	
	Wells Fargo Mtg Bkd Secs	-	〃	-	US$ 3,029	N/A	US$ 3,029	
	Wells Fargo Mtg Bkd Secs	-	〃	-	US$ 1,763	N/A	US$ 1,763	
	Whole Auto Ln Tr	-	〃	-	US$ 1,828	N/A	US$ 1,828	
	Government bonds							
	United States Treas Nts	-	Available-for-sale financial assets	-	US$ 5,070	N/A	US$ 5,070	
	United States Treas Nts	-	〃	-	US$ 5,613	N/A	US$ 5,613	
	United States Treas Nts	-	〃	-	US$ 42,509	N/A	US$ 42,509	
	United States Treas Nts	-	〃	-	US$ 5,160	N/A	US$ 5,160	
	United States Treas Nts	-	〃	-	US$ 3,359	N/A	US$ 3,359	
	United States Treas Nts	-	〃	-	US$ 7,758	N/A	US$ 7,758	
	United States Treas Nts	-	〃	-	US$ 25,924	N/A	US$ 25,924	
	United States Treas Nts	-	〃	-	US$ 9,735	N/A	US$ 9,735	
	Wi Treasury Sec	-	〃	-	US$ 6,500	N/A	US$ 6,500	
	Money market funds							
	Ssga Cash Mgmt Global Offshore	-	Available-for-sale financial assets	-	US$ 592,180	N/A	US$ 592,180	

(Concluded)

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE YEAR ENDED DECEMBER 30, 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 2)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands) (Note 1)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 3)
The Company	Open-end mutual funds													
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	-	22,219	$ 3,655,939	-	$ -	9,980	$ 1,650,000	$ 1,621,826	$ 28,174	12,239	$ 2,045,935
	Fuh Hwa Bond	〃	Fuh Hwa Investment Trust Co., Ltd	-	125,122	1,667,908	41,289	556,000	33,414	450,000	442,919	7,081	132,997	1,801,674
	NITC Taiwan Bond	〃	National Investment Trust Co., Ltd.	-	93,312	1,314,669	23,884	340,000	14,180	200,000	197,557	2,443	103,016	1,474,856
	ING Taiwan Bond Fund	〃	ING Securities Investment Trust Co., Ltd	-	175,156	2,639,459	85,581	1,300,000	175,156	2,656,012	2,604,862	51,150	85,581	1,310,030
	Prudential Financial Bond Fund	〃	Prudential Financial Securities Investment Trust Enterprise	-	103,751	1,516,294	-	-	20,445	300,000	295,582	4,418	83,306	1,236,728
	President James Bond	〃	Uni-President Assets Management Corp	-	65,496	1,010,426	77,128	1,200,000	65,496	1,016,917	1,000,599	16,318	77,128	1,208,799
	JF Taiwan Bond Fund	〃	JF Asset Management (Taiwan) Ltd.	-	85,145	1,299,088	32,507	500,000	58,603	900,000	883,347	16,653	59,049	915,252
	ING Taiwan Income Bond Fund	〃	ING Securities Investment Trust Co., Ltd	-	63,947	1,012,377	-	-	9,326	150,000	145,851	4,149	54,621	878,682
	Taishin Lucky Fund	〃	Taishin Investment Trust Co., Ltd	-	78,624	806,386	-	-	9,679	100,000	98,476	1,524	68,945	718,556
	AIG Taiwan Bond Fund	〃	AIG Global Asset management Corporation (Taiwan) Ltd.	-	78,629	1,002,595	54,469	700,000	78,629	1,008,733	1,000,000	8,733	54,469	705,033
	Cathay Bond Fund	〃	Cathay Securities Investment Trust Co., Ltd	-	109,720	1,265,092	60,126	700,000	109,720	1,271,995	1,251,264	20,731	60,126	703,824
	Dresdner Bond DAM Fund	〃	Allianz Global Investors Taiwan Ltd.	-	95,553	1,107,206	17,082	200,000	58,316	680,000	668,136	11,864	54,319	639,542
	JF Taiwan First Bond Fund	〃	JF Asset Management (Taiwan) Limited	-	66,826	939,082	42,360	600,000	73,862	1,044,083	1,026,603	17,480	35,324	504,206
	HSBC Taiwan Money Management	〃	HSBC Asset Management (Taiwan) Ltd.	-	34,093	506,250	-	-	6,677	100,000	98,059	1,941	27,416	413,504
	ING Taiwan Select Bond Fund	〃	ING Securities Investment Trust Co., Ltd	-	76,593	868,076	-	-	76,593	872,639	857,682	14,957	-	-
	Shinkong Chi-Shin Fund	〃	Shinkong Investment Trust Co., Ltd	-	62,183	890,660	-	-	62,183	896,299	879,940	16,359	-	-
	TIIM High Yield Fund	〃	Taiwan International Investment management	-	44,685	554,863	-	-	44,685	557,263	550,724	6,539	-	-
	JIH SUN Bond Fund	〃	JIH SUN Securities Investment Trust Co., Ltd	-	88,165	1,202,901	-	-	88,165	1,209,618	1,200,000	9,618	-	-
	Mega Diamond Bond Fund	〃	Mega Investment Trust Co., Ltd	-	139,333	1,602,947	94,744	1,100,000	234,077	2,721,023	2,700,000	21,023	-	-
	Polaris De-Bao Fund	〃	Polaris Internationa Securities Investment Trust Co., Ltd	-	63,273	701,069	17,862	200,000	81,135	909,936	900,000	9,936	-	-
	Government bond													
	2003 Government Bond Series B	Available-for-sale financial assets	Chung Shing Bills Finance Corp. and several financial institutions	-	-	998,288	-	1,348,634	-	-	-	-	-	2,349,163
	2004 Government Bond Series B	〃	〃	-	-	999,779	-	200,280	-	-	-	-	-	1,197,121
	2006 Government Bond Series D	〃	〃	-	-	-	-	400,778	-	-	-	-	-	399,733
	2004 Government Bond Series G	〃	〃	-	-	-	-	201,561	-	-	-	-	-	200,065
	2005 Government Bond Series A	Held-to-maturity financial assets	Chung Shing Bills Finance Corp. and several financial institutions	-	-	3,049,919	-	-	-	3,050,000	3,050,000	-	-	-
	2002 Government Bond Series B	〃	〃	-	-	350,399	-	-	-	350,000	350,000	-	-	-
	2004 Kaohsiung Municipal Series A	〃	〃	-	-	620,000	-	-	-	620,000	620,000	-	-	-
	2004 Kaohsiung Municipal Series B	〃	〃	-	-	249,998	-	-	-	250,000	250,000	-	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 2)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands) (Note 1)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 3)
	Corporate bond													
	Taiwan Power Company	Available-for-sale financial assets	Chung Shing Bills Finance Corp.	-	-	$ 1,046,799	-	$ -	-	$ 150,000	$ 150,000	$ -	-	$ 899,200
	Taiwan Power Company	Held-to-maturity financial assets	〃	-	-	4,080,391	-	-	-	1,460,000	1,460,000	-	-	2,630,064
	Nan Ya Plastics Corporation	〃	〃	-	-	2,773,810	-	-	-	970,000	970,000	-	-	1,804,346
	CPC Corporation, Taiwan	〃	〃	-	-	1,451,378	-	-	-	250,000	250,000	-	-	1,200,318
	Formosa Plastic Corporation	〃	〃	-	-	516,663	-	-	-	136,000	136,000	-	-	391,134
	Stock													
	VIS	Investee accounted for using equity method	-	Investment accounted for using equity method	442,262	5,741,870	173,979	4,927,865	-	-	-	-	616,240	11,024,568
	XinTec	〃	-	Investee with a controlling financial interest	-	-	91,703	1,357,890	-	-	-	-	91,703	1,501,521
	Capital													
	VTAF II	Investee accounted for using equity method	-	Subsidiary	-	733,130	-	310,157	-	-	-	-	-	1,170,841
	VTAF III	〃	-	〃	-	228,005	-	729,914	-	-	-	-	-	906,536
TSMC Global	Agency bonds													
	Fed Hm Ln Pc Pool 1g1282	Available-for-sale financial assets	-	-	-	-	-	US$ 4,378	-	-	-	-	-	US$ 4,077
	Fed Hm Ln Pc Pool 1g1411	〃	-	-	-	-	-	US$ 4,424	-	-	-	-	-	US$ 3,618
	Fed Hm Ln Pc Pool 1g1616	〃	-	-	-	-	-	US$ 4,436	-	US$ 4,329	US$ 4,280	US$ 49	-	-
	Fed Hm Ln Pc Pool 1g1921	〃	-	-	-	-	-	US$ 4,404	-	US$ 4,276	US$ 4,277	US$ (1)	-	-
	Fed Hm Ln Pc Pool 1g2162	〃	-	-	-	-	-	US$ 5,757	-	US$ 5,749	US$ 5,723	US$ 26	-	-
	Fed Hm Ln Pc Pool 1g2593	〃	-	-	-	-	-	US$ 5,600	-	US$ 5,587	US$ 5,557	US$ 30	-	-
	Fed Hm Ln Pc Pool 1j0410	〃	-	-	-	-	-	US$ 6,024	-	US$ 5,650	US$ 5,644	US$ 6	-	-
	Fed Hm Ln Pc Pool 847628	〃	-	-	-	US$ 3,796	-	-	-	US$ 3,101	US$ 3,091	US$ 10	-	-
	Fed Hm Ln Pc Pool G12009	〃	-	-	-	-	-	US$ 3,935	-	US$ 3,603	US$ 3,563	US$ 40	-	-
	Federal Home Ln Mtg	〃	-	-	-	-	-	US$ 6,513	-	US$ 5,270	US$ 5,247	US$ 23	-	-
	Federal Home Ln Mtg Corp	〃	-	-	-	US$ 3,917	-	-	-	US$ 3,257	US$ 3,225	US$ 32	-	-
	Federal Home Ln Mtg Corp	〃	-	-	-	US$ 4,464	-	-	-	US$ 3,194	US$ 3,175	US$ 19	-	-
	Federal Home Ln Mtg Corp	〃	-	-	-	US$ 8,535	-	-	-	US$ 6,783	US$ 6,743	US$ 40	-	-
	Federal Home Ln Mtg Corp	〃	-	-	-	US$ 3,743	-	-	-	US$ 3,511	US$ 3,492	US$ 19	-	-
	Federal Home Ln Mtg Corp	〃	-	-	-	-	-	US$ 3,868	-	US$ 3,258	US$ 3,246	US$ 12	-	-
	Federal Home Ln Mtg Corp	〃	-	-	-	-	-	US$ 4,354	-	US$ 3,626	US$ 3,622	US$ 4	-	-
	Federal National Mort Assoc	〃	-	-	-	-	-	US$ 3,250	-	-	-	-	-	US$ 2,844
	Federal Natl Mtg Assn	〃	-	-	-	US$ 4,290	-	-	-	US$ 3,170	US$ 3,159	US$ 11	-	-
	Federal Natl Mtg Assn Mtn	〃	-	-	-	-	-	US$ 3,733	-	US$ 3,489	US$ 3,464	US$ 25	-	-
	Fnma Pool 691283	〃	-	-	-	-	-	US$ 3,486	-	-	-	-	-	US$ 3,442
	Fnma Pool 813641	〃	-	-	-	US$ 3,720	-	-	-	US$ 3,004	US$ 2,989	US$ 15	-	-
	Fnma Pool 825398	〃	-	-	-	US$ 4,224	-	-	-	US$ 3,606	US$ 3,555	US$ 51	-	-
	Fnma Pool 888249	〃	-	-	-	-	-	US$ 4,822	-	US$ 4,402	US$ 4,364	US$ 38	-	US$ 60
	Fnma Pool 888388	〃	-	-	-	-	-	US$ 6,530	-	US$ 6,270	US$ 6,217	US$ 53	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 2)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands) (Note 1)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 3)
	Fnma Pool 888738	Available-for-sale financial assets	-	-	-	US$ -	-	US$ 5,062	-	US$ -	US$ -	US$ -	-	US$ 4,935
	Fnma Pool 888793	〃	-	-	-	-	-	US$ 5,823	-	-	-	-	-	US$ 5,697
	Fnma Pool 900296	〃	-	-	-	-	-	US$ 4,336	-	-	-	-	-	US$ 3,276
	Fed Home Ln Bank	〃	-	-	-	-	-	US$ 5,035	-	-	-	-	-	US$ 5,175
	Federal Farm Cr Bks	〃	-	-	-	-	-	US$ 3,411	-	-	-	-	-	US$ 3,511
	Federal Home Ln Bks	〃	-	-	-	US$ 4,920	-	-	-	US$ 4,938	US$ 4,872	US$ 66	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 2,991	-	-	-	US$ 3,027	US$ 2,987	US$ 40	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 12,279	-	-	-	US$ 12,367	US$ 12,233	US$ 134	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 5,365	-	US$ 5,532	US$ 5,365	US$ 167	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 6,905	-	-	-	US$ 6,947	US$ 6,881	US$ 66	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 5,898	-	-	-	US$ 6,032	US$ 5,907	US$ 125	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 18,951	-	-	-	-	-	US$ 19,023
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 5,098	-	-	-	-	-	US$ 5,134
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 4,494	-	US$ 4,610	US$ 4,494	US$ 116	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 8,983	-	US$ 9,000	US$ 8,983	US$ 17	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 8,137	-	US$ 8,235	US$ 8,137	US$ 98	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 7,506	-	-	-	US$ 7,500	US$ 7,490	US$ 10	-	-
	Federal Home Ln Mtg Corp	〃	-	-	-	US$ 5,948	-	-	-	US$ 5,966	US$ 5,930	US$ 36	-	-
	Federal Home Ln Mtg Corp	〃	-	-	-	US$ 6,440	-	-	-	US$ 6,453	US$ 6,410	US$ 43	-	-
	Federal Home Ln Mtg Corp	〃	-	-	-	-	-	US$ 6,000	-	-	-	-	-	-
	Federal Home Ln Mtg Corp Mtn	〃	-	-	-	-	-	US$ 3,199	-	US$ 3,236	US$ 3,199	US$ 37	-	-
	Federal Home Ln Mtg Disc Nts	〃	-	-	-	-	-	US$ 21,985	-	-	-	-	-	US$ 22,342
	Federal Home Loan Bank	〃	-	-	-	-	-	US$ 5,075	-	US$ 5,158	US$ 5,075	US$ 83	-	-
	Federal Home Loan Bank	〃	-	-	-	-	-	US$ 5,083	-	US$ 4,981	US$ 5,083	US$ (102)	-	-
	Federal Home Loan Bank	〃	-	-	-	-	-	US$ 4,518	-	-	-	-	-	US$ 4,621
	Federal Home Loan Bank	〃	-	-	-	-	-	US$ 3,453	-	US$ 3,472	US$ 3,453	US$ 19	-	-
	Federal Home Loan Banks	〃	-	-	-	US$ 8,049	-	US$ 21,356	-	US$ 8,201	US$ 8,081	US$ 120	-	US$ 21,500
	Federal Natl Mtg Assn	〃	-	-	-	US$ 4,365	-	-	-	US$ 4,440	US$ 4,364	US$ 76	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 5,915	-	-	-	US$ 5,933	US$ 5,885	US$ 48	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 19,766	-	-	-	US$ 19,844	US$ 19,702	US$ 142	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,595	-	US$ 4,652	US$ 4,595	US$ 57	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,982	-	US$ 5,093	US$ 4,982	US$ 111	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,500	-	US$ 4,509	US$ 4,500	US$ 9	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 5,102	-	-	-	-	-	US$ 5,169
	Federal Natl Mtg Assn	〃	-	-	-	US$ 10,467	-	-	-	US$ 10,477	US$ 10,459	US$ 18	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 7,868	-	-	-	US$ 7,926	US$ 7,834	US$ 92	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 14,974	-	-	-	US$ 14,993	US$ 14,931	US$ 62	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 3,943	-	-	-	US$ 3,957	US$ 3,950	US$ 7	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 6,500	-	US$ 6,505	US$ 6,500	US$ 5	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,982	-	US$ 5,002	US$ 4,982	US$ 20	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 8,458	-	US$ 8,542	US$ 8,458	US$ 84	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,997	-	US$ 5,027	US$ 4,997	US$ 30	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,994	-	US$ 5,024	US$ 4,994	US$ 30	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 6,511	-	-	-	US$ 6,514	US$ 6,516	US$ (2)	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,368	-	US$ 4,319	US$ 4,368	US$ (49)	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,500	-	-	-	-	-	-
	Corporate bonds													
	American Express Co	Available-for-sale financial assets	-	-	-	US$ 3,452	-	-	-	US$ 3,466	US$ 3,431	US$ 35	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 2)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands) (Note 1)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 3)
	American Honda Fin Corp Mtn	Available-for-sale financial assets	-	-	-	US$ 3,092	-	US$ 6,220	-	US$ 6,297	US$ 6,220	US$ 77	-	US$ 3,107
	Bank One Corp	〃	-	-	-	US$ 3,365	-	-	-	US$ 3,422	US$ 3,325	US$ 97	-	-
	Bear Stearns Cos Inc	〃	-	-	-	US$ 3,379	-	-	-	US$ 3,395	US$ 3,340	US$ 55	-	-
	Bp Cap Mkts P L C	〃	-	-	-	-	-	US$ 4,496	-	US$ 4,575	US$ 4,496	US$ 79	-	-
	Burlington Res Inc	〃	-	-	-	-	-	US$ 3,648	-	-	-	-	-	US$ 3,653
	Chase Manhattan Corp New	〃	-	-	-	US$ 5,077	-	-	-	US$ 3,536	US$ 3,565	US$ (29)	-	US$ 1,520
	Chase Manhattan Corp New	〃	-	-	-	-	-	US$ 3,480	-	-	-	-	-	US$ 3,483
	Citigroup Fdg Inc	〃	-	-	-	-	-	US$ 4,587	-	US$ 4,591	US$ 4,587	US$ 4	-	-
	Credit Suisse First Boston Usa	〃	-	-	-	-	-	US$ 3,175	-	US$ 3,105	US$ 3,175	US$ (70)	-	-
	Deere John Cap Corp	〃	-	-	-	US$ 4,928	-	-	-	US$ 4,945	US$ 4,899	US$ 46	-	-
	Deere John Cap Corp	〃	-	-	-	-	-	US$ 5,900	-	US$ 6,005	US$ 5,900	US$ 105	-	-
	Depfa Acs Bank	〃	-	-	-	-	-	US$ 19,985	-	-	-	-	-	US$ 20,402
	Emerson Elec Co	〃	-	-	-	US$ 3,215	-	-	-	US$ 3,217	US$ 3,222	US$ (5)	-	-
	European Invt Bk	〃	-	-	-	US$ 3,970	-	-	-	US$ 3,973	US$ 3,930	US$ 43	-	-
	European Invt Bk	〃	-	-	-	US$ 6,057	-	-	-	US$ 6,317	US$ 5,994	US$ 323	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 7,937	-	-	-	US$ 7,964	US$ 7,937	US$ 27	-	-
	General Elec Cap Corp Mtn	〃	-	-	-	US$ 8,759	-	-	-	US$ 8,793	US$ 8,716	US$ 77	-	-
	General Elec Cap Corp Mtn	〃	-	-	-	-	-	US$ 4,816	-	US$ 4,816	US$ 4,816	-	-	-
	General Elec Cap Corp Mtn	〃	-	-	-	US$ 8,282	-	US$ 2,993	-	US$ 8,414	US$ 8,268	US$ 146	-	US$ 3,047
	Genworth Finl Inc	〃	-	-	-	-	-	US$ 3,250	-	-	-	-	-	US$ 3,279
	Goldman Sachs Group Inc	〃	-	-	-	US$ 4,989	-	-	-	US$ 5,011	US$ 4,941	US$ 70	-	-
	Goldman Sachs Group Inc	〃	-	-	-	US$ 3,456	-	-	-	US$ 3,471	US$ 3,453	US$ 18	-	-
	Hartford Finl Svcs Group Inc	〃	-	-	-	US$ 5,037	-	-	-	US$ 5,023	US$ 5,048	US$ (25)	-	-
	Hbos Plc Medium Term Sr Nts	〃	-	-	-	US$ 3,205	-	-	-	US$ 3,215	US$ 3,182	US$ 33	-	-
	Household Fin Corp	〃	-	-	-	-	-	US$ 3,120	-	-	-	-	-	US$ 3,046
	Hsbc Fin Corp	〃	-	-	-	US$ 3,028	-	-	-	US$ 3,028	US$ 3,028	-	-	-
	Hsbc Fin Corp	〃	-	-	-	-	-	US$ 4,468	-	US$ 4,469	US$ 4,468	US$ 1	-	-
	Hsbc Fin Corp Mtn	〃	-	-	-	US$ 5,096	-	-	-	US$ 5,114	US$ 5,066	US$ 48	-	-
	International Business Machs	〃	-	-	-	-	-	US$ 3,496	-	-	-	-	-	US$ 3,555
	Intl Lease Fin Corp Mtn	〃	-	-	-	US$ 4,138	-	-	-	US$ 4,161	US$ 4,118	US$ 43	-	-
	J P Morgan Chase + Co	〃	-	-	-	US$ 3,298	-	-	-	US$ 3,288	US$ 3,310	US$ (22)	-	-
	Key Bk Na Med Term Nts Bk Entr	〃	-	-	-	US$ 4,401	-	-	-	US$ 4,435	US$ 4,393	US$ 42	-	-
	Lehman Brothers Hldgs Inc	〃	-	-	-	US$ 3,150	-	-	-	US$ 3,152	US$ 3,150	US$ 2	-	-
	Lehman Brothers Hldgs Inc	〃	-	-	-	-	-	US$ 3,150	-	-	-	-	-	US$ 3,052
	Marshall + Ilsley Corp	〃	-	-	-	US$ 8,420	-	-	-	US$ 8,487	US$ 8,453	US$ 34	-	-
	Massmutual Global Fdg Ii Mtn	〃	-	-	-	-	-	US$ 3,647	-	-	-	-	-	US$ 3,737
	Mbna America Bank Na Y	〃	-	-	-	US$ 6,403	-	-	-	US$ 6,490	US$ 6,437	US$ 53	-	-
	Merrill Lynch + Co Inc	〃	-	-	-	US$ 3,453	-	-	-	US$ 3,464	US$ 3,426	US$ 38	-	-
	Merrill Lynch + Co Inc	〃	-	-	-	US$ 4,865	-	-	-	US$ 4,880	US$ 4,842	US$ 38	-	-
	Metropolitan Life Global Mtn	〃	-	-	-	US$ 3,369	-	-	-	US$ 3,452	US$ 3,361	US$ 91	-	-
	Metropolitan Life Golbal Mtn	〃	-	-	-	-	-	US$ 3,325	-	-	-	-	-	US$ 3,366
	Morgan Stanley	〃	-	-	-	US$ 2,126	-	US$ 3,337	-	-	-	-	-	US$ 5,531
	Nucor Corp	〃	-	-	-	US$ 3,797	-	-	-	US$ 3,790	US$ 3,811	US$ (21)	-	-
	Public Svc Elec Gas Co	〃	-	-	-	US$ 3,682	-	-	-	US$ 3,735	US$ 3,684	US$ 51	-	-
	Slm Corp Medium Term Nts	〃	-	-	-	US$ 8,998	-	-	-	US$ 9,008	US$ 8,949	US$ 59	-	-
	Vodafone Airtouch Plc	〃	-	-	-	US$ 4,449	-	-	-	US$ 4,403	US$ 4,477	US$ (74)	-	-
	Wachovia Corp New	〃	-	-	-	-	-	US$ 3,100	-	-	-	-	-	US$ 3,168
	Wachovia Corp New	〃	-	-	-	-	-	US$ 3,491	-	US$ 3,484	US$ 3,491	US$ (7)	-	-
	Wachovia Corp New	〃	-	-	-	US$ 2,040	-	US$ 1,534	-	US$ 3,563	US$ 3,582	US$ (19)	-	-
	Washington Mut Bk Fa	〃	-	-	-	US$ 3,997	-	-	-	US$ 3,998	US$ 4,000	US$ (2)	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 2)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands) (Note 1)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 3)
	Corporate issued asset-backed securities													
	American Home Mtg Assets Tr	Available-for-sale financial assets	-	-	-	US$ -	-	US$ 3,382	-	US$ 3,187	US$ 3,380	US$ (193)	-	US$ -
	Americredit Automobile Rec Tr	〃	-	-	-	US$ 3,269	-	-	-	US$ 3,196	US$ 3,216	US$ (20)	-	-
	Ba Cr Card Tr	〃	-	-	-	US$ 4,300	-	-	-	US$ 4,260	US$ 4,350	US$ (90)	-	-
	Banc Amer Coml Mtg Inc	〃	-	-	-	-	-	US$ 4,591	-	-	-	-	-	US$ 4,591
	Bear Stearns Coml Mtg Secs Inc	〃	-	-	-	-	-	US$ 5,259	-	-	-	-	-	US$ 5,099
	Capital Auto Receivables Asset	〃	-	-	-	US$ 3,243	-	-	-	US$ 3,243	US$ 3,232	US$ 11	-	-
	Capital One Multi Asset Exec	〃	-	-	-	-	-	US$ 8,998	-	-	-	-	-	US$ 9,118
	Capital One Prime Auto Rec	〃	-	-	-	US$ 3,981	-	-	-	US$ 3,995	US$ 3,999	US$ (4)	-	-
	Capital One Prime Auto Receiva	〃	-	-	-	-	-	US$ 3,500	-	-	-	-	-	US$ 3,498
	Caterpillar Finl Asset Tr	〃	-	-	-	US$ 8,142	-	-	-	US$ 8,181	US$ 8,089	US$ 92	-	-
	Cendant Rent Car Fdg Aesop Llc	〃	-	-	-	US$ 9,297	-	-	-	US$ 4,493	US$ 4,433	US$ 60	-	US$ 2,663
	Credit Suisse First Boston Mtg	〃	-	-	-	-	-	US$ 7,613	-	-	-	-	-	US$ 6,842
	Credit Suisse First Boston Mtg	〃	-	-	-	-	-	US$ 7,637	-	-	-	-	-	US$ 6,704
	First Un Natl Bk Coml Mtg Tr	〃	-	-	-	-	-	US$ 5,188	-	-	-	-	-	US$ 5,172
	Ford Credit Auto Owner Trust	〃	-	-	-	US$ 4,324	-	-	-	US$ 4,321	US$ 4,310	US$ 11	-	-
	Gsamp Tr	〃	-	-	-	US$ 4,251	-	-	-	US$ 3,868	US$ 4,241	US$ (373)	-	-
	Harley Davidson Motorcycle Tr	〃	-	-	-	US$ 5,825	-	-	-	US$ 3,933	US$ 3,904	US$ 29	-	-
	Hertz Veh Fing Llc	〃	-	-	-	US$ 5,319	-	-	-	US$ 5,278	US$ 5,284	US$ (6)	-	-
	Honda Auto Receivables	〃	-	-	-	-	-	US$ 3,373	-	US$ 3,381	US$ 3,373	US$ 8	-	-
	Hyundai Auto Receivables Tr	〃	-	-	-	US$ 3,928	-	-	-	US$ 3,460	US$ 3,443	US$ 17	-	-
	Lb Ubs Coml Mtg Tr	〃	-	-	-	US$ 3,493	-	-	-	US$ 3,177	US$ 3,101	US$ 76	-	-
	Lb Ubs Coml Mtg Tr	〃	-	-	-	-	-	US$ 3,884	-	-	-	-	-	US$ 3,884
	Mbna Cr Card Master Nt Tr	〃	-	-	-	-	-	US$ 4,500	-	US$ 4,449	US$ 4,500	US$ (51)	-	-
	Mbna Master Cr Card Tr Ii	〃	-	-	-	US$ 7,605	-	-	-	US$ 7,552	US$ 7,653	US$ (101)	-	-
	Merrill Lynch Mtg Invs Inc	〃	-	-	-	US$ 5,887	-	-	-	US$ 4,630	US$ 4,988	US$ (358)	-	-
	Nissan Auto Receivables	〃	-	-	-	US$ 3,928	-	-	-	US$ 3,928	US$ 3,943	US$ (15)	-	-
	Providian Gateway Owner Tr	〃	-	-	-	US$ 3,942	-	-	-	US$ 3,961	US$ 3,911	US$ 50	-	-
	Stuctured Adj Rate Mtg Ln Tr	〃	-	-	-	-	-	US$ 3,981	-	US$ 3,786	US$ 3,887	US$ (101)	-	-
	Tiaa Seasoned Coml Mtg Tr	〃	-	-	-	-	-	US$ 4,171	-	-	-	-	-	US$ 4,016
	Tw Hotel Fdg 2005 Llc	〃	-	-	-	US$ 4,103	-	-	-	US$ 3,325	US$ 3,338	US$ (13)	-	-
	Usaa Auto Owner Tr	〃	-	-	-	-	-	US$ 4,999	-	-	-	-	-	US$ 4,998
	Usaa Auto Owner Tr	〃	-	-	-	US$ 4,238	-	-	-	US$ 4,260	US$ 4,246	US$ 14	-	-
	Wamu Mtg	〃	-	-	-	-	-	US$ 3,656	-	-	-	-	-	US$ 3,242
	Wamu Mtg Pass Thru Ctfs Tr	〃	-	-	-	-	-	US$ 4,854	-	US$ 3,760	US$ 4,048	US$ (288)	-	-
	Wells Fargo Finl Auto Owner Tr	〃	-	-	-	US$ 4,986	-	-	-	US$ 3,535	US$ 3,515	US$ 20	-	-
	Wells Fargo Mtg Backed Secs	〃	-	-	-	-	-	US$ 3,935	-	-	-	-	-	US$ 3,816
	Wells Fargo Mtg Backed Secs	〃	-	-	-	-	-	US$ 4,008	-	-	-	-	-	US$ 3,931
	Government bonds													
	United States Treas Nt	Available-for-sale financial assets	-	-	-	-	-	US$ 42,302	-	US$ 42,891	US$ 42,302	US$ 589	-	-
	United States Treas Nt	〃	-	-	-	-	-	US$ 5,059	-	US$ 5,007	US$ 5,059	US$ (52)	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 60,837	-	US$ 34,754	US$ 34,896	US$ (142)	-	US$ 25,924
	United States Treas Nts	〃	-	-	-	-	-	US$ 6,837	-	US$ 7,052	US$ 6,837	US$ 215	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 8,073	-	US$ 3,037	US$ 3,036	US$ 1	-	US$ 5,070
	United States Treas Nts	〃	-	-	-	-	-	US$ 33,800	-	US$ 34,440	US$ 33,800	US$ 640	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 25,041	-	US$ 25,606	US$ 25,041	US$ 565	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 11,676	-	US$ 6,121	US$ 6,092	US$ 29	-	US$ 5,613
	United States Treas Nts	〃	-	-	-	US$ 5,936	-	-	-	US$ 5,936	US$ 5,944	US$ (8)	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 2)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands) (Note 1)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 3)
	United States Treas Nts	Available-for-sale financial assets	-	-	-	-	-	US$ 12,876	-	US$ 13,318	US$ 12,876	US$ 442	-	US$ -
	United States Treas Nts	〃	-	-	-	-	-	US$ 6,957	-	US$ 6,935	US$ 6,957	US$ (22)	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 15,113	-	US$ 10,313	US$ 10,056	US$ 257	-	US$ 5,160
	United States Treas Nts	〃	-	-	-	-	-	US$ 10,746	-	US$ 10,768	US$ 10,746	US$ 22	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 5,078	-	US$ 5,170	US$ 5,078	US$ 92	-	-
	United States Treas Nts	〃	-	-	-	US$ 12,350	-	-	-	US$ 12,363	US$ 12,295	US$ 68	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$109,310	-	US$ 67,657	US$ 67,440	US$ 217	-	US$ 42,509
	United States Treas Nts	〃	-	-	-	-	-	US$ 46,901	-	US$ 44,003	US$ 43,603	US$ 400	-	US$ 3,359
	United States Treas Nts	〃	-	-	-	-	-	US$ 20,692	-	US$ 21,138	US$ 20,692	US$ 446	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 34,573	-	US$ 34,574	US$ 34,573	US$ 1	-	-
	United States Treas Nts	〃	-	-	-	US$ 60,929	-	-	-	US$ 60,813	US$ 61,165	US$ (352)	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 19,628	-	US$ 19,903	US$ 19,628	US$ 275	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 26,131	-	US$ 26,501	US$ 26,131	US$ 370	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$146,634	-	US$139,925	US$138,892	US$ 1,033	-	US$ 7,758
	United States Treas Nts	〃	-	-	-	-	-	US$ 16,788	-	US$ 16,766	US$ 16,788	US$ (22)	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$271,758	-	US$271,969	US$271,758	US$ 211	-	-
	United States Treas Nts	〃	-	-	-	US$ 4,009	-	-	-	US$ 4,019	US$ 3,996	US$ 23	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 29,438	-	US$ 20,089	US$ 19,959	US$ 130	-	US$ 9,735
	United States Treas Nts	〃	-	-	-	US$ 56,526	-	US$131,185	-	US$187,636	US$187,804	US$ (168)	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 8,596	-	US$ 8,552	US$ 8,596	US$ (44)	-	-
	Us Treas Nts	〃	-	-	-	-	-	US$ 14,102	-	US$ 14,203	US$ 14,102	US$ 101	-	-
	Us Treasury Nts	〃	-	-	-	US$ 4,834	-	-	-	US$ 4,927	US$ 4,827	US$ 100	-	-
	Us Treasury Nts	〃	-	-	-	-	-	US$ 30,867	-	US$ 31,573	US$ 30,867	US$ 706	-	-
	Us Treasury Nts	〃	-	-	-	US$ 5,467	-	-	-	US$ 5,517	US$ 5,456	US$ 61	-	-
	Us Treasury Nts	〃	-	-	-	-	-	US$ 10,362	-	US$ 10,369	US$ 10,362	US$ 7	-	-
	Wi Treasury Sec	〃	-	-	-	-	-	US$ 59,595	-	US$ 53,577	US$ 53,189	US$ 388	-	US$ 6,500

Note 1: The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

(Concluded)

Note 2: The data for marketable securities disposed, exclude bonds maturities.

Note 3: The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/losses on financial assets or equity in earnings of equity method investees.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount			
The Company	Fab	January 4, 2007	$ 198,000	By the construction progress	Lead Fu Industry Corp.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Investees

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchases/Sales	Amount	% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance	% to Total	
The Company	TSMC-North America	Subsidiary	Sales	$ 192,846,641	61	Net 30 days after invoice date	-	-	$ 26,626,880	60	
	GUC	Investee with a controlling financial interest	Sales	795,232	-	Net 30 days after monthly closing	-	-	74,003	-	
	TSMC-Shanghai	Subsidiary	Sales	155,799	-	Net 30 days after monthly closing	-	-	-	-	
	WaferTech	Indirect subsidiary	Purchases	8,774,750	18	Net 30 days after monthly closing	-	-	(784,280)	6	
	TSMC-Shanghai	Subsidiary	Purchases	5,828,541	12	Net 30 days after monthly closing	-	-	(596,581)	5	
	SSMC	Investee accounted for using equity method	Purchases	5,468,410	11	Net 30 days after monthly closing	-	-	(655,029)	5	
	VIS	Investee accounted for using equity method	Purchases	4,188,107	9	Net 30 days after monthly closing	-	-	(838,584)	7	
GUC	TSMC-North America	Same parent company	Purchases	1,766,788	54	Net 30 days after invoice date/net 45 days after monthly closing	-	-	(139,402)	16	
XinTec	VisEra	Same president	Sales	1,050,497	31	Net 45 days after shipping	-	-	10,120	2	
	OmniVision	Parent company of director (represented for XinTec)	Sales	1,813,412	54	Net 45 days after shipping	-	-	431,801	84	

Note: The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Investees

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Ending Balance	Turnover Days (Note)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken		
The Company	TSMC-North America	Subsidiary	$ 26,725,765	41	$ 8,164,297	Accelerate demand on account receivable	$ 4,521,960	$ -
	TSMC-Shanghai	Subsidiary	151,037	-	-	-	-	-
	GUC	Investee with a controlling financial interest	118,749	-	8,081	Accelerate demand on account receivable	-	-
XinTec	VisEra	Same president	10,120	69	1,075	Accelerate demand on account receivable	-	-
	OmniVision	Parent company of director (represented for XinTec)	431,801	43	-	-	-	-

Note: The calculation of turnover days excludes other receivables from related parties.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2007			Net Income (Losses) of the Investee	Equity in the Earnings (Losses) (Note 2)	Note
				December 31, 2007	December 31, 2006	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Note 1)			
The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities	$ 42,327,245	$ 42,327,245	1	100	$ 44,204,188	$ 2,321,568	$ 2,321,568	Subsidiary
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	27,688,565	562,155	562,155	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,047,681	8,119,816	616,240	36	11,024,568	4,321,071	1,085,203	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	8,840,895	8,840,895	463	39	9,092,741	3,552,556	1,180,962	Investee accounted for using equity method
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	-	100	8,622,715	(959,387)	(957,835)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,734,180	302,505	302,505	Subsidiary
	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	2,255,647	253,276	253,276	Subsidiary
	XinTec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	-	91,703	43	1,501,521	501,174	182,265	Investee with a controlling financial interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies	1,095,622	785,465	-	98	1,170,841	140,497	137,687	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies	973,459	243,545	-	98	906,536	(41,533)	(40,702)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	42,572	37	823,552	732,585	251,198	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,019,042	1,418,717	-	99	467,873	137,202	136,516	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	-	36	173,429	59,407	8,573	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	-	36	171,658	58,751	7,822	Subsidiary
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	104,929	3,531	3,531	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	-	100	88,702	31,366	31,366	Subsidiary
	TSMC-Korea	Seoul, Korea	Marketing activities	13,656	13,656	80	100	16,436	2,140	2,140	Subsidiary

Note 1: The treasury stock is deducted from the carrying value.

Note 2: Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousand)	Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2007 (US$ in Thousand)	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2007 (US$ in Thousand)	Percentage of Ownership
					Outflow (US$ in Thousand)	Inflow		
TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ 12,180,367 (RMB 3,070,623)	(Note 1)	$ 12,180,367 (US$ 371,000)	$ -	$ -	$ 12,180,367 (US$ 371,000)	100%

Equity in the Earnings (Losses) (Note 2)	Carrying Value as of December 31, 2007	Accumulated Inward Remittance of Earnings as of December 31, 2007	Accumulated Investment in Mainland China as of December 31, 2007 (US$ in Thousand)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousand)	Upper Limit on Investment (US$ in Thousand)
$ (957,835)	$ 8,622,715	$ -	$ 12,180,367 (US$ 371,000)	$ 12,180,367 (US$ 371,000)	$ 12,180,367 (US$ 371,000)

Note 1: Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2: Amount was recognized based on the reviewed financial statements.

8. Consolidated Financial Statements for the Years Ended December 31, 2007 and 2006 and Independent Auditors' Report

REPRESENTATION LETTER

The entities that are required to be included in the combined financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2007, under the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises are the same as those included in the consolidated financial statements prepared in conformity with the revised Statement of Financial Accounting Standards No. 7, "Consolidated Financial Statements". In addition, the information required to be disclosed in the combined financial statements is included in the consolidated financial statements. Consequently, Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries do not prepare a separate set of combined financial statements.

Very truly yours,

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By



MORRIS CHANG
Chairman

January 10, 2008

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2007 and 2006, and the results of their consolidated operations and their consolidated cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.



January 10, 2008

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors' report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors' report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

(In Thousands of New Taiwan Dollars, Except Par Value)

ASSETS	2007 Amount	2007 %	2006 Amount	2006 %
CURRENT ASSETS				
Cash and cash equivalents (Notes 2 and 4)	$ 94,986,488	16	$ 117,837,192	20
Financial assets at fair value through profit or loss (Notes 2, 3 and 5)	1,632,387	-	1,206,854	-
Available-for-sale financial assets (Notes 2, 3 and 6)	66,688,368	12	67,523,858	12
Held-to-maturity financial assets (Notes 2 and 7)	11,526,946	2	8,510,823	2
Receivables from related parties (Note 25)	10,885	-	252,339	-
Notes and accounts receivable	47,204,126	8	34,957,650	6
Allowance for doubtful receivables (Notes 2 and 8)	(701,807)	-	(749,888)	-
Allowance for sales returns and others (Notes 2 and 8)	(4,089,035)	(1)	(2,870,802)	(1)
Other receivables from related parties (Note 25)	243,620	-	256,863	-
Other financial assets (Note 26)	1,515,527	-	2,356,542	1
Inventories, net (Notes 2 and 9)	23,862,260	4	21,430,728	4
Deferred income tax assets, net (Notes 2 and 18)	5,572,334	1	8,013,992	1
Prepaid expenses and other current assets	1,370,230	-	1,591,017	-
Total current assets	249,822,329	42	260,317,168	45
LONG-TERM INVESTMENTS (Notes 2, 3, 6, 7, 10 and 11)				
Investments accounted for using equity method	22,517,289	4	15,000,891	2
Available-for-sale financial assets	1,400,691	-	6,648,485	1
Held-to-maturity financial assets	8,697,726	2	28,973,495	5
Financial assets carried at cost	3,845,619	1	3,272,280	1
Total long-term investments	36,461,325	7	53,895,151	9
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 26)				
Cost				
Land and land improvements	942,197	-	844,644	-
Buildings	118,640,027	21	112,595,124	19
Machinery and equipment	646,419,427	113	579,825,289	99
Office equipment	11,829,640	2	10,646,725	2
Leased assets	652,296	-	612,941	-
	778,483,587	136	704,524,723	120
Accumulated depreciation	(540,099,567)	(94)	(463,038,084)	(79)
Advance payments and construction in progress	21,868,167	4	12,607,551	2
Net property, plant and equipment	260,252,187	46	254,094,190	43
INTANGIBLE ASSETS				
Goodwill (Note 2)	5,987,582	1	5,984,993	1
Deferred charges, net (Notes 2 and 13)	7,923,601	2	5,936,915	1
Total intangible assets	13,911,183	3	11,921,908	2
OTHER ASSETS				
Deferred income tax assets, net (Notes 2 and 18)	7,313,283	1	5,802,142	1
Refundable deposits	2,777,769	1	1,331,245	-
Others	327,150	-	123,355	-
Total other assets	10,418,202	2	7,256,742	1
TOTAL	$ 570,865,226	100	$ 587,485,159	100

LIABILITIES AND SHAREHOLDERS' EQUITY	2007 Amount	2007 %	2006 Amount	2006 %
CURRENT LIABILITIES				
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 5)	$ 249,313	-	$ 10,864	-
Notes and accounts payable	11,574,882	2	7,934,388	1
Payables to related parties (Note 25)	1,503,376	1	1,867,728	-
Income tax payable (Notes 2 and 18)	11,126,128	2	7,946,473	2
Accrued expenses and other current liabilities (Notes 16 and 28)	17,714,763	3	11,328,350	2
Payables to contractors and equipment suppliers	6,256,732	1	10,768,591	2
Current portion of bonds payable and long-term liabilities (Notes 14, 15 and 26)	280,813	-	7,004,137	1
Total current liabilities	48,706,007	9	46,860,531	8
LONG-TERM LIABILITIES				
Bonds payable (Note 14)	12,500,000	2	12,500,000	2
Long-term bank loans (Notes 15 and 26)	1,722,196	-	653,959	-
Other long-term payables (Notes 16 and 28)	9,409,978	2	8,703,267	2
Other payables to related parties (Notes 25 and 28)	-	-	403,375	-
Obligations under capital leases (Note 2)	652,296	-	612,941	-
Total long-term liabilities	24,284,470	4	22,873,542	4
OTHER LIABILITIES				
Accrued pension cost (Notes 2 and 17)	3,665,522	1	3,540,060	1
Guarantee deposits (Note 28)	2,243,009	-	3,817,132	1
Deferred credits (Notes 2 and 25)	1,236,873	-	1,177,138	-
Others	43,774	-	78,640	-
Total other liabilities	7,189,178	1	8,612,970	2
Total liabilities	80,179,655	14	78,347,043	14
EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT				
Capital stock - $10 par value				
Authorized: 28,050,000 thousand shares in 2007				
27,050,000 thousand shares in 2006				
Issued: 26,427,104 thousand shares in 2007				
25,829,688 thousand shares in 2006	264,271,037	46	258,296,879	44
Capital surplus (Notes 2 and 20)	53,732,682	9	54,107,498	9
Retained earnings (Note 20)				
Appropriated as legal capital reserve	56,406,684	10	43,705,711	7
Appropriated as special capital reserve	629,550	-	640,742	-
Unappropriated earnings	161,828,337	28	152,778,079	26
	218,864,571	38	197,124,532	33
Others (Notes 2, 3, 22 and 24)				
Cumulative translation adjustments	(1,072,853)	-	(1,191,165)	-
Unrealized gain on financial instruments	680,997	-	561,615	-
Treasury stock: 834,096 thousand shares in 2007				
33,926 thousand shares in 2006	(49,385,032)	(8)	(918,075)	-
	(49,776,888)	(8)	(1,547,625)	-
Equity attributable to shareholders of the parent	487,091,402	85	507,981,284	86
MINORITY INTERESTS (Note 2)	3,594,169	1	1,156,832	-
Total shareholders' equity	490,685,571	86	509,138,116	86
TOTAL	$ 570,865,226	100	$ 587,485,159	100

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In Thousands of New Taiwan Dollars, Except Consolidated Earnings Per Share)

	2007		2006	
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 25)	$ 328,336,172		$ 322,883,499	
SALES RETURNS AND ALLOWANCES (Note 2)	5,705,576		5,476,328	
NET SALES	322,630,596	100	317,407,171	100
COST OF SALES (Notes 19 and 25)	180,280,385	56	161,597,081	51
GROSS PROFIT	142,350,211	44	155,810,090	49
OPERATING EXPENSES (Notes 19 and 25)				
Research and development	17,946,322	5	16,076,432	5
General and administrative	8,963,836	3	8,716,653	3
Marketing	3,718,146	1	3,752,311	1
Total operating expenses	30,628,304	9	28,545,396	9
INCOME FROM OPERATIONS	111,721,907	35	127,264,694	40
NON-OPERATING INCOME AND GAINS				
Interest income (Note 2)	5,651,700	2	4,542,149	2
Equity in earnings of equity method investees, net (Notes 2 and 10)	2,507,869	1	2,347,153	1
Settlement income (Note 28)	985,114	1	979,214	-
Gain on settlement and disposal of financial instruments, net (Notes 2, 5 and 24)	633,109	-	-	-
Technical service income (Notes 25 and 28)	590,391	-	571,500	-
Rental income (Note 25)	378,643	-	224,290	-
Subsidy income (Note 2)	364,321	-	334,478	-
Valuation gain on financial instruments, net (Notes 2, 5 and 24)	304,578	-	-	-
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 25)	91,210	-	421,051	-
Foreign exchange gain, net (Note 2)	80,922	-	-	-
Others (Note 25)	345,946	-	285,757	-
Total non-operating income and gains	11,933,803	4	9,705,592	3
NON-OPERATING EXPENSES AND LOSSES				
Provision for litigation loss (Note 28k)	1,008,635	1	-	-
Interest expense	842,242	-	890,602	1
Loss on impairment of financial assets (Note 2)	54,208	-	279,690	-
Loss on disposal of property, plant and equipment (Note 2)	6,190	-	241,397	-
Loss on settlement and disposal of financial instruments, net (Notes 2, 5 and 24)	-	-	798,610	-
Valuation loss on financial instruments, net (Notes 2, 5 and 24)	-	-	812,937	-

(Continued)

	2007		2006	
	Amount	%	Amount	%
Foreign exchange loss, net (Note 2)	$ -	-	$ 400,863	-
Others	102,409	-	183,979	-
Total non-operating expenses and losses	2,013,684	1	3,608,078	1
INCOME BEFORE INCOME TAX	121,642,026	38	133,362,208	42
INCOME TAX EXPENSE (Notes 2 and 18)	(11,709,626)	(4)	(7,773,711)	(2)
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	109,932,400	34	125,588,497	40
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$82,062 THOUSAND (Note 3)	-	-	1,606,749	-
NET INCOME	$ 109,932,400	34	$ 127,195,246	40
ATTRIBUTABLE TO:				
Shareholders of the parent	$ 109,177,093	34	$ 127,009,731	40
Minority interests	755,307	-	185,515	-
	$ 109,932,400	34	$ 127,195,246	40

	2007		2006	
	Income Attributable to Shareholders of the Parent		Income Attributable to Shareholders of the Parent	
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
EARNINGS PER SHARE (NT$, Note 23)				
Basic earnings per share	$ 4.59	$ 4.14	$ 5.11	$ 4.82
Diluted earnings per share	$ 4.58	$ 4.14	$ 5.10	$ 4.81

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent												Minority Interests	Total Shareholders' Equity
	Capital Stock			Retained Earnings				Others						
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total	Cumulative Translation Adjustments	Unrealized Gain (Loss) on Financial Instruments	Treasury Stock	Total	Total		
BALANCE, JANUARY 1, 2006	24,730,025	$247,300,246	$ 57,117,886	$ 34,348,208	$ 2,226,427	$106,196,399	$142,771,034	$ (640,742)	$ -	$ (918,075)	$ (1,558,817)	$445,630,349	$ 608,359	$446,238,708
Appropriations of prior year's earnings														
Legal capital reserve	-	-	-	9,357,503	-	(9,357,503)	-	-	-	-	-	-	-	-
Reversal of special capital reserce	-	-	-	-	(1,585,685)	1,585,685	-	-	-	-	-	-	-	-
Bonus to employees - in cash	-	-	-	-	-	(3,432,129)	(3,432,129)	-	-	-	-	(3,432,129)	-	(3,432,129)
Bonus to employees - in stock	343,213	3,432,129	-	-	-	(3,432,129)	(3,432,129)	-	-	-	-	-	-	-
Cash dividends to shareholders - NT$2.50 per share	-	-	-	-	-	(61,825,061)	(61,825,061)	-	-	-	-	(61,825,061)	-	(61,825,061)
Stock dividends to shareholders - NT$0.15 per share	370,950	3,709,504	-	-	-	(3,709,504)	(3,709,504)	-	-	-	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	(257,410)	(257,410)	-	-	-	-	(257,410)	-	(257,410)
Capital surplus transferred to capital stock	370,950	3,709,504	(3,709,504)	-	-	-	-	-	-	-	-	-	-	-
Net income in 2006	-	-	-	-	-	127,009,731	127,009,731	-	-	-	-	127,009,731	185,515	127,195,246
Adjustment arising from changes in percentage of ownership in equity method investees	-	-	187,095	-	-	-	-	-	-	-	-	187,095	-	187,095
Translation adjustments	-	-	-	-	-	-	-	(550,423)	-	-	(550,423)	(550,423)	(126,206)	(676,629)
Issuance of stock from exercising employee stock options	14,550	145,496	429,701	-	-	-	-	-	-	-	-	575,197	-	575,197
Cash dividends received by subsidiaries from parent company	-	-	82,320	-	-	-	-	-	-	-	-	82,320	-	82,320
Valuation gain on available-for-sale financial assets	-	-	-	-	-	-	-	-	386,017	-	386,017	386,017	2,147	388,164
Equity in the valuation gain on available-for-sale financial assets held by equity method investees	-	-	-	-	-	-	-	-	175,598	-	175,598	175,598	-	175,598
Increase in minority interests	-	-	-	-	-	-	-	-	-	-	-	-	487,017	487,017
BALANCE, JANUARY 1, 2007	25,829,688	258,296,879	54,107,498	43,705,711	640,742	152,778,079	197,124,532	(1,191,165)	561,615	(918,075)	(1,547,625)	507,981,284	1,156,832	509,138,116
Appropriations of prior year's earnings														
Legal capital reserve	-	-	-	12,700,973	-	(12,700,973)	-	-	-	-	-	-	-	-
Reversal of special capital reserve	-	-	-	-	(11,192)	11,192	-	-	-	-	-	-	-	-
Bonus to employees - in cash	-	-	-	-	-	(4,572,798)	(4,572,798)	-	-	-	-	(4,572,798)	-	(4,572,798)
Bonus to employees - in stock	457,280	4,572,798	-	-	-	(4,572,798)	(4,572,798)	-	-	-	-	-	-	-
Cash dividends to shareholders - NT$3.00 per share	-	-	-	-	-	(77,489,064)	(77,489,064)	-	-	-	-	(77,489,064)	-	(77,489,064)
Stock dividends to shareholders - NT$0.02 per share	51,659	516,594	-	-	-	(516,594)	(516,594)	-	-	-	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	(285,800)	(285,800)	-	-	-	-	(285,800)	-	(285,800)
Capital surplus transferred to capital stock	77,489	774,891	(774,891)	-	-	-	-	-	-	-	-	-	-	-
Net income in 2007	-	-	-	-	-	109,177,093	109,177,093	-	-	-	-	109,177,093	755,307	109,932,400
Adjustment arising from changes in percentage of ownership in equity method investees	-	-	(28,639)	-	-	-	-	-	-	-	-	(28,639)	31,862	3,223
Translation adjustments	-	-	-	-	-	-	-	118,312	-	-	118,312	118,312	(99,318)	18,994
Issuance of stock from exercising employee stock options	10,988	109,875	326,952	-	-	-	-	-	-	-	-	436,827	-	436,827
Cash dividends received by subsidiaries from parent company	-	-	101,762	-	-	-	-	-	-	-	-	101,762	-	101,762
Valuation gain on available-for-sale financial assets	-	-	-	-	-	-	-	-	241,821	-	241,821	241,821	19,487	261,308
Equity in the valuation loss on available-for-sale financial assets held by equity method investees	-	-	-	-	-	-	-	-	(122,439)	-	(122,439)	(122,439)	-	(122,439)
Treasury stock repurchased by the Company	-	-	-	-	-	-	-	-	-	(48,466,957)	(48,466,957)	(48,466,957)	-	(48,466,957)
Increase in minority interests	-	-	-	-	-	-	-	-	-	-	-	-	1,729,999	1,729,999
BALANCE, DECEMBER 31, 2007	26,427,104	$264,271,037	$ 53,732,682	$ 56,406,684	$ 629,550	$161,828,337	$218,864,571	$ (1,072,853)	$ 680,997	$(49,385,032)	$(49,776,888)	$487,091,402	$ 3,594,169	$490,685,571

The accompanying notes are an integral part of the consolidated financial statements

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In Thousands of New Taiwan Dollars)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income attributable to shareholders of the parent	$ 109,177,093	$ 127,009,731
Net income attributable to minority interests	755,307	185,515
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	80,005,395	73,715,242
Amortization of premium/discount of financial assets	(117,159)	2,399
Loss on impairment of financial assets	54,208	279,690
Gain on disposal of available-for-sale financial assets, net	(610,167)	(90,826)
Equity in earnings of equity method investees, net	(2,507,869)	(2,347,153)
Dividends received from equity method investees	625,130	614,567
Gain on disposal of financial assets carried at cost, net	(264,503)	(16,210)
Gain on disposal of property, plant and equipment and other assets, net	(85,020)	(179,654)
Deferred income tax	943,797	121,590
Loss on idle assets	-	44,072
Net changes in operating assets and liabilities:		
Decrease (increase) in:		
Financial assets and liabilities at fair value through profit or loss	(187,084)	340,176
Receivables from related parties	629,467	440,927
Notes and accounts receivable	(12,134,176)	8,124,625
Allowance for doubtful receivables	(48,126)	(230,706)
Allowance for sales returns and others	1,205,277	(1,446,611)
Other receivables from related parties	13,243	341,047
Other financial assets	842,136	(738,745)
Inventories	(2,226,106)	(3,702,425)
Prepaid expenses and other current assets	290,434	(170,576)
Increase (decrease) in:		
Notes and accounts payable	3,218,255	(1,487,064)
Payables to related parties	(375,731)	(572,441)
Income tax payable	3,179,655	3,931,022
Accrued expenses and other current liabilities	913,872	862,428
Accrued pension cost	125,462	65,676
Deferred credits	343,878	(99,310)
Net cash provided by operating activities	183,766,668	204,996,986
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of:		
Available-for-sale financial assets	(87,550,197)	(119,291,685)
Held-to-maturity financial assets	-	(18,554,027)
Investments accounted for using equity method	(5,803,826)	(2,613,009)
Financial assets carried at cost	(911,323)	(511,632)
Property, plant and equipment	(84,000,985)	(78,737,265)
Proceeds from disposal or redemption of:		
Available-for-sale financial assets	$ 94,908,666	$ 91,620,367
Held-to-maturity financial assets	17,325,120	10,410,000
Financial assets carried at cost	410,465	126,465
Property, plant and equipment and other assets	60,535	518,705
Increase in deferred charges	(3,059,155)	(1,414,742)
Increase in refundable deposits	(1,434,895)	(1,224,443)
Net cash paid for acquisition of subsidiaries	(404,445)	-
Increase in other assets	(228,747)	(52,086)
Net cash used in investing activities	(70,688,787)	(119,723,352)
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in short-term bank loans	(89,720)	(328,500)
Increase in long-term bank loans	653,000	-
Repayments of:		
Bonds payable	(7,000,000)	-
Long-term bank loans	(196,173)	(5,489)
Increase (decrease) in guarantee deposits	(1,574,131)	920,702
Cash dividends	(77,387,302)	(61,742,741)
Cash bonus paid to employees	(4,572,798)	(3,432,129)
Bonus to directors and supervisors	(285,800)	(257,410)
Repurchase of treasury stock	(45,413,373)	-
Proceeds from exercise of employee stock options	436,827	575,197
Increase in minority interests	19,004	487,017
Net cash used in financing activities	(135,410,466)	(63,783,353)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(22,332,585)	21,490,281
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(518,119)	(136,796)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	117,837,192	96,483,707
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 94,986,488	$ 117,837,192
SUPPLEMENTAL INFORMATION		
Interest paid	$ 922,079	$ 951,450
Income tax paid	$ 7,585,727	$ 3,630,029
INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS		
Acquisition of property, plant and equipment	$ 78,889,954	$ 80,675,310
Decrease (increase) in payables to contractors and equipment suppliers	5,111,031	(1,702,555)
Increase in other long-term payables	-	(235,490)
Cash paid	$ 84,000,985	$ 78,737,265

(Continued)

	2007	2006
Repurchase of treasury stock	$ 48,466,957	$ -
Increase in accrued expenses and other current liabilities	(3,053,584)	-
Cash paid	$ 45,413,373	$ -
NONCASH FINANCING ACTIVITIES		
Current portion of bonds payable and long-term liabilities	$ 280,813	$ 7,004,137
Current portion of other payables to related parties (under payables to related parties)	$ -	$ 688,591
Current portion of other long-term payables and other liabilities (under accrued expenses and other current liabilities)	$ 3,735,875	$ 617,892

The Company acquired controlling interests in XinTec Inc. (XinTec) and Mutual-Pak Technology Co., Ltd. (Mutual-Pak) in March 2007 and July 2007, respectively, and consolidated the revenue/income and expenses/losses of the two companies from the respective acquisition dates. Fair values of assets acquired and liabilities assumed were as follows:

Current assets	$ 3,101,718
Property, plant and equipment	2,339,546
Other assets	436,692
Current liabilities	(1,937,407)
Long-term liabilities	(701,855)
Net amount	$ 3,238,694
Purchase price for XinTec and Mutual-Pak	$ 1,413,585
Less: Cash balance of XinTec and Mutual-Pak at acquisition	(1,009,140)
Net cash paid for acquisition of XinTec and Mutual-Pak	$ 404,445

The accompanying notes are an integral part of the consolidated financial statements. (Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1. GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of December 31, 2007 and 2006, TSMC and its subsidiaries had 25,258 and 22,969 employees, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC's ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

Name of Investor	Name of Investee	Percentage of Ownership		Remark
		December 31, 2007	December 31, 2006	
TSMC	TSMC North America (TSMC-NA)	100%	100%	-
	TSMC Japan Limited (TSMC-Japan)	100%	100%	-
	TSMC Korea Limited (TSMC-Korea)	100%	100%	-
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	100%	100%	-
	TSMC International Investment Ltd. (TSMC International)	100%	100%	-
	TSMC Global, Ltd. (TSMC Global)	100%	100%	-
	TSMC (Shanghai) Company Limited (TSMC-Shanghai)	100%	100%	-
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	36%	36%	TSMC and Hsin Ruey held in aggregate a 100% ownership of Chi Cherng. As of December 31, 2007, Chi Cherng held 17,032 thousand common shares in TSMC (approximately 0.06% of issued common shares).
	Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	36%	36%	TSMC and Chi Cherng held in aggregate a 100% ownership of Hsin Ruey. As of December 31, 2007, Hsin Ruey held 17,064 thousand common shares in TSMC (approximately 0.06% of issued common shares).
	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	98%	-
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	-
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	-
	Global Unichip Corporation (GUC)	37%	38%	GUC became a consolidated entity of TSMC as GUC's president was assigned by TSMC and TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC.

(Continued)

Name of Investor	Name of Investee	Percentage of Ownership		Remark
		December 31, 2007	December 31, 2006	
	XinTec Inc. (XinTec)	43%	-	TSMC obtained three out of five director positions in March 2007, and TSMC has a controlling interest over XinTec.
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	-
TSMC International	TSMC Technology, Inc. (TSMC Technology)	100%	100%	-
	TSMC Development, Inc. (TSMC Development)	100%	100%	-
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	-
	InveStar Semiconductor Development Fund, Inc. (II) LDC (ISDF II)	97%	97%	-
TSMC Development	WaferTech, LLC (WaferTech)	99.996%	99.996%	-
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	51%	13%	VTAF III acquired a controlling interest in Mutual-Pak in July 2007.
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	-	Newly established.
GUC	Global Unichip Corp.-North America (GUC-NA)	100%	100%	-
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	-
TSMC Partners	TSMC Design Technology Canada, Inc. (TSMC Canada)	100%	-	Newly established.

(Concluded)

The following diagram presents information regarding the relationship and ownership percentages between TSMC and its subsidiaries as of December 31, 2007:



TSMC
100%
TSMC-NA
100%
TSMC-Japan
100%
TSMC-Korea
100%
TSMC-Europe
100%
TSMC International
100%
TSMC Global
100%
TSMC-Shanghai
36%
Chi Cherng
64%
64%
36%
Hsin Ruey
98%
VTAF III
98%
VTAF II
99.5%
Emerging Alliance
37%
GUC
43%
XinTec
100%
TSMC Partners
100%
TSMC Technology
100%
TSMC Development
97%
ISDF
97%
ISDF II
99.996%
WaferTech
51%
Mutual-Pak
80.78%
9.71%
9.51%
VTA Holdings
100%
GUC-NA
100%
GUC-Japan
100%
TSMC Canada

TSMC-NA is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC-Japan, TSMC-Korea and TSMC-Europe are engaged mainly in marketing activities. TSMC International is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global, TSMC Partners, TSMC Development, Chi Cherng and Hsin Ruey are engaged in investing activities. TSMC-Shanghai is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, and ISDF II are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA and GUC-Japan are engaged in providing products consulting in North America and Japan, respectively. XinTec is engaged in the provision of wafer packaging service. Mutual-Pak is engaged in the manufacturing and selling of electronic parts, and researching, developing and testing of RFID.

TSMC together with its subsidiaries are hereinafter referred to collectively as the "Company".

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders' equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management's estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents
Repurchase agreements collateralized by government bonds, asset-backed commercial papers, corporate notes, and treasury bills acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss
Derivatives that do not meet the criteria for hedge accounting and financial assets acquired principally for the purpose of selling them in the near term are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives and financial assets are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Publicly-traded stocks - closing prices at the end of the year; derivatives - using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets
Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders' equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Structured time deposits - using valuation techniques; open-end mutual funds and money market funds - net asset value at the end of the year; publicly-traded stocks - closing prices at the end of the year; and other debt securities - average of bid and asked prices at the end of the year.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders' equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets
Financial instruments for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer; price is fixed or determinable, and collectibility is reasonably assured. Provisions for estimated sales returns and others are generally recorded in the period the related revenue is recognized, based on historical experience, management's judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Year-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company's share of the net income or net loss of an investee is recognized in the "equity in earnings/losses of equity method investees, net" account. Prior to January 1, 2006, the difference, if any, between the cost of investment and the Company's proportionate share of the investee's equity was amortized by the straight-line method over five years, with the amortization recorded in the "equity in earnings/losses of equity method investees, net" account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, "Long-term Investments Accounted for Using the Equity Method" (SFAS No. 5), the cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee's shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company's share of the investee's equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company's ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company's ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees are deferred in proportion to the multiplication of the Company's weighted-average ownership percentages in the investees. Such gains or losses are recorded until they are realized through transactions with third parties.

If an investee's functional currency is a foreign currency, differences will result from the translation of the investee's financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders' equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment's market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: Land improvements - 20 years; buildings - 10 to 20 years; machinery and equipment - 3 to 10 years; office equipment - 3 to 15 years; and leased assets - 20 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised Statement of Financial Accounting Standards No. 25, "Business Combinations - Accounting Treatment under Purchase Method" (SFAS No. 25), goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees - the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges - 2 to 5 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Effective January 1, 2007, the Company adopted the newly released Statement of Financial Accounting Standards No. 37, "Accounting for Intangible Assets". The Company had reassessed the useful lives and the amortization method of its recognized intangible assets at the effective date. Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees' individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Government Subsidies

Income-related subsidies from governments are recognized in earnings when the requirements for subsidies are met.

Income Tax

The Company applies intra-period and inter-period allocations for its income tax whereby (1) a portion of current year's income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

The R.O.C. government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the tax-exempt income under various laws and statutes. TSMC and subsidiaries domiciled in the R.O.C. have considered the impact of the AMT Act in the determination of their tax liabilities.

Stock-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders' equity. When TSMC retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount. TSMC's stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from TSMC are recorded under capital surplus - treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Translation of Foreign-currency Financial Statements

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities - spot rates at year-end; shareholders' equity - historical rates; income and expenses - average rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity.

Recent Accounting Pronouncements

In March 2007, the Accounting Research and Development Foundation of the R.O.C. issued an interpretation that requires companies to record the bonus paid to directors, supervisors and employees as an expense rather than an appropriation of earnings. This interpretation should be applied to financial statements for fiscal years beginning on or after January 1, 2008.

The Accounting Research and Development Foundation of the R.O.C. also issued Statement of Financial Accounting Standards No. 39, "Accounting for Share-based Payment" (SFAS No. 39) in August 2007, which requires companies to record share-based payment transactions in the financial statements at fair value. SFAS No. 39 should be applied to financial statements for fiscal years beginning on or after January 1, 2008.

The Accounting Research and Development Foundation of the R.O.C. revised Statement of Financial Accounting Standards No. 10, "Accounting for Inventories" (SFAS No. 10) in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item. Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method. The last-in, first-out method is no longer permitted. The revised SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009. Early adoption is permitted.

3. ACCOUNTING CHANGES

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, "Financial Instruments: Recognition and Measurement" (SFAS No. 34) and No. 36, "Financial Instruments: Disclosure and Presentation".

The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders' equity.

The effect of adopting the newly released SFASs is summarized as follows:

	Recognized as Cumulative Effect of Changes in Accounting Principles (Net of Tax)	Recognized as a Separate Component of Shareholders' Equity
Financial assets or liabilities at fair value through profit or loss	$ 1,606,749	$ -
Available-for-sale financial assets	-	306,531
	$ 1,606,749	$ 306,531

The adoption of the newly released SFASs resulted in a decrease in net income before cumulative effect of changes in accounting principles of NT$1,083,574 thousand, an increase in net income of NT$523,175 thousand, and an increase in basic earnings per share (after income tax) of NT$0.02, for the year ended December 31, 2006.

Effective January 1, 2006, the Company adopted the newly revised SFAS No. 5 and SFAS No. 25, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized. Such a change in accounting principle did not have a material effect on the Company's consolidated financial statements as of and for the year ended December 31, 2006.

4. CASH AND CASH EQUIVALENTS

	December 31	
	2007	2006
Cash and deposits in banks	$ 84,105,377	$ 85,496,085
Repurchase agreements collaterized by government bonds	10,067,843	31,241,594
Asset-backed commercial papers	522,116	-
Corporate notes	291,152	1,026,522
Treasury bills	-	72,991
	$ 94,986,488	$ 117,837,192

5. FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31	
	2007	2006
Trading financial assets		
Publicly-traded stocks	$ 1,590,188	$ 1,162,253
Cross currency swap contracts	35,567	44,601
Forward exchange contracts	6,632	-
	$ 1,632,387	$ 1,206,854
Trading financial liabilities		
Forward exchange contracts	$ 185,583	$ 113
Cross currency swap contracts	63,730	10,751
	$ 249,313	$ 10,864

The Company entered into derivative contracts during the years ended December 31, 2007 and 2006 to manage exposures due to the fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting prescribed by SFAS No. 34. Therefore, the Company did not apply hedge accounting treatment for its derivative financial contracts.

Outstanding forward contracts as of December 31, 2007 and 2006:

	Maturity Date	Contract Amount (In Thousands)
December 31, 2007		
Sell US$/Buy NT$	January 2008	US$ 111,000
Sell EUR$/Buy NT$	February 2008 to July 2008	EUR 48,000
December 31, 2006		
Sell JPY$/Buy US$	January 2007	JPY 38,610

Outstanding cross currency swap contracts as of December 31, 2007 and 2006:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received
December 31, 2007			
January 2008 to February 2008	US$ 975,000	3.53% - 5.60%	0.02% - 3.01%
December 31, 2006			
January 2007 to February 2007	US$ 820,000	3.19% - 5.91%	0.90% - 3.25%

For the years ended December 31, 2007 and 2006, net losses arising from derivative financial instruments were NT$924,969 thousand (including realized settlement losses of NT$684,122 thousand and valuation losses of NT$240,847 thousand) and NT$1,613,366 thousand (including realized settlement losses of NT$1,647,103 thousand and valuation gain of NT$33,737 thousand), respectively.

6. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31	
	2007	2006
Money market funds	$ 19,212,110	$ 667,828
Open-end mutual funds	14,966,675	26,147,276
Corporate bonds	10,745,145	16,494,244
Agency bonds	8,635,796	12,691,612
Government bonds	7,767,637	6,921,532
Corporate issued asset-backed securities	5,357,032	10,541,679
Publicly-traded stocks	905,254	208,930
Structured time deposits	499,410	499,242
	68,089,059	74,172,343
Current portion	(66,688,368)	(67,523,858)
	$ 1,400,691	$ 6,648,485

In 2004, the Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. The investment portfolios included securities such as corporate bonds, agency bonds, government bonds, asset-backed securities and others. Securities acquired with maturities of less than three months from the date of purchase were classified as cash equivalents.

Structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal Amount	Carrying Amount	Interest Rate	Maturity Date
December 31, 2007				
Step-up callable deposits				
Domestic deposits	$ 500,000	$ 499,410	1.76%	March 2008
December 31, 2006				
Step-up callable deposits				
Domestic deposits	$ 500,000	$ 499,242	1.76%	March 2008

The interest rate of the step-up callable deposits was pre-determined by the Company and the banks.

7. HELD-TO-MATURITY FINANCIAL ASSETS

	December 31	
	2007	2006
Corporate bonds	$ 10,900,247	$ 13,742,541
Government bonds	7,824,425	12,070,657
Structured time deposits	1,500,000	11,671,120
	20,224,672	37,484,318
Current portion	(11,526,946)	(8,510,823)
	$ 8,697,726	$ 28,973,495

As of December 31, 2007 and 2006, structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal Amount	Interest Receivable	Range of Interest Rates	Maturity Date
December 31, 2007				
Step-up callable deposits				
Domestic deposits	$ 1,500,000	$ 5,585	1.77% - 1.83%	April 2008 to October 2008
December 31, 2006				
Step-up callable deposits				
Domestic deposits	$ 4,500,000	$ 13,928	1.40% - 1.83%	June 2007 to October 2008
Callable range accrual deposits				
Domestic deposits	3,911,520	4,808	(See below)	September 2009 to December 2009
Foreign deposits	3,259,600	4,998	(See below)	October 2009 to January 2010
	$ 11,671,120	$ 23,734		

The amount of interest earned from the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the contracts, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

As of December 31, 2007, no structured time deposit resided in banks located in foreign countries. As of December 31, 2006, the principal of the deposits that resided in banks located in Hong Kong and Singapore amounted to US$80,000 thousand and US$20,000 thousand, respectively.

8. ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Years Ended December 31	
	2007	2006
Balance, beginning of year	$ 749,888	$ 980,594
Effect of inclusion of newly consolidated subsidiaries	45	-
Provision	2,964	54,713
Write-off	(51,090)	(285,419)
Balance, end of year	$ 701,807	$ 749,888

Movements of the allowance for sales returns and others were as follows:

	Years Ended December 31	
	2007	2006
Balance, beginning of year	$ 2,870,802	$ 4,317,413
Effect of inclusion of newly consolidated subsidiaries	12,956	-
Provision	5,773,383	5,382,146
Write-off	(4,568,106)	(6,828,757)
Balance, end of year	$ 4,089,035	$ 2,870,802

9. INVENTORIES, NET

	December 31	
	2007	2006
Finished goods	$ 4,321,870	$ 5,146,839
Work in process	17,346,862	14,688,719
Raw materials	1,862,543	1,673,982
Supplies and spare parts	1,261,715	926,120
	24,792,990	22,435,660
Allowance for losses	(930,730)	(1,004,932)
	$ 23,862,260	$ 21,430,728

10. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31			
	2007		2006	
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Vanguard International Semiconductor Corporation (VIS)	$ 11,220,101	37	$ 5,931,755	27
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	9,092,741	39	7,960,869	39
VisEra Holding Company (VisEra Holding)	2,204,447	49	1,108,267	49
	$ 22,517,289		$ 15,000,891	

In November 2006, the Company acquired 81 thousand shares in SSMC for SGD115,227 thousand from EDB Investments Pte Ltd. under a Shareholders Agreement. After the acquisition, the number of SSMC shares owned by the Company increased to 463 thousand and the Company's percentage of ownership increased from 32% to 39%.

In August 2007, the Company acquired 169,600 thousand shares in VIS for NT$4,927,865 thousand. After the acquisition, the Company's percentage of ownership in VIS increased from 27% to 37%.

For the years ended December 31, 2007 and 2006, net equity in earnings of NT$2,507,869 thousand and NT$2,347,153 thousand were recognized, respectively. The related equity in earnings of equity method investees were determined based on the audited financial statements of the investees for the same periods as the Company.

As of December 31, 2007 and 2006, fair values of publicly traded stocks in investments accounted for using equity method were NT$15,189,200 thousand and NT$11,027,066 thousand, respectively.

Movements of the difference between the cost of investment and the Company's share in investees' net assets allocated to depreciable for the years ended December 31, 2007 and 2006 were as follows:

	Years Ended December 31	
	2007	2006
Balance, beginning of year	$ 952,159	$ -
Addition	1,968,622	1,010,846
Reduction	(331,039)	(58,687)
Balance, end of year	$ 2,589,742	$ 952,159

Movements of the aforementioned difference allocated to goodwill for the years ended December 31, 2007 and 2006 were as follows:

	Years Ended December 31	
	2007	2006
Balance, beginning of year	$ 213,984	$ -
Addition	773,365	213,984
Balance, end of year	$ 987,349	$ 213,984

11. FINANCIAL ASSETS CARRIED AT COST

	December 31	
	2007	2006
Non-publicly traded stocks	$ 3,462,372	$ 2,924,350
Mutual funds	383,247	347,930
	$ 3,845,619	$ 3,272,280

12. PROPERTY, PLANT AND EQUIPMENT

	Year Ended December 31, 2007						
	Balance, Beginning of Year	Effect of Inclusion of Newly Consolidated Subsidiaries	Additions	Sale or Disposal	Reclassification	Effect of Exchange Rate Changes	Balance, Ending of Year
Cost							
Land and land improvements	$ 844,644	$ 101,518	$ -	$ -	$ -	$ (3,965)	$ 942,197
Buildings	112,595,124	71,053	5,522,828	(31,836)	(11,518)	494,376	118,640,027
Machinery and equipment	579,825,289	2,430,982	63,828,487	(504,132)	241,750	597,051	646,419,427
Office equipment	10,646,725	547,188	1,064,259	(350,611)	(78,898)	977	11,829,640
Leased asset	612,941	-	-	-	-	39,355	652,296
Total	704,524,723	$ 3,150,741	$ 70,415,574	$ (886,579)	$ 151,334	$ 1,127,794	778,483,587
Accumulated depreciation							
Land and land improvements	234,377	$ -	$ 29,798	$ -	$ -	$ (1,472)	262,703
Buildings	54,288,225	1,111	8,901,910	(30,957)	2,709	76,924	63,239,922
Machinery and equipment	400,579,587	584,690	67,018,215	(255,143)	(156,839)	(105,438)	467,665,072
Office equipment	7,839,303	76,238	1,232,781	(350,147)	(2,362)	939	8,796,752
Leased asset	96,592	-	31,429	-	-	7,097	135,118
Total	463,038,084	$ 662,039	$ 77,214,133	$ (636,247)	$ (156,492)	$ (21,950)	540,099,567
Advance payments and construction in progress	12,607,551	$ 480,580	$ 8,474,380	$ -	$ 288,805	$ 16,851	21,868,167
Net	$ 254,094,190						$ 260,252,187

	Year Ended December 31, 2006					
	Balance, Beginning of Year	Additions	Sale or Disposal	Reclassification	Effect of Exchange Rate Changes	Balance, Ending of Year
Cost						
Land and land improvements	$ 851,225	$ -	$ -	$ -	$ (6,581)	$ 844,644
Buildings	105,832,028	7,595,171	(964,370)	2,393	129,902	112,595,124
Machinery and equipment	510,922,064	74,313,257	(4,876,809)	(235,999)	(297,224)	579,825,289
Office equipment	9,670,611	1,236,205	(204,200)	(40,550)	(15,341)	10,646,725
Leased asset	597,669	-	-	-	15,272	612,941
Total	627,873,597	$ 83,144,633	$ (6,045,379)	$ (274,156)	$ (173,972)	704,524,723
Accumulated depreciation						
Land and land improvements	206,408	$ 29,499	$ -	$ -	$ (1,530)	234,377
Buildings	46,560,127	8,465,728	(748,011)	81	10,300	54,288,225
Machinery and equipment	344,431,001	61,516,317	(4,748,334)	(235,908)	(383,489)	400,579,587
Office equipment	6,862,502	1,190,650	(203,404)	(6,423)	(4,022)	7,839,303
Leased asset	64,569	29,682	-	-	2,341	96,592
Total	398,124,607	$ 71,231,876	$ (5,699,749)	$ (242,250)	$ (376,400)	463,038,084
Advance payments and construction in progress	15,074,302	$ (2,469,323)	$ -	$ -	$ 2,572	12,607,551
Net	$ 244,823,292					$ 254,094,190

13. DEFERRED CHARGES, NET

	Year Ended December 31, 2007							
	Balance, Beginning of Year	Effect of Inclusion of Newly Consolidated Subsidiaries	Additions	Amortization	Disposal	Reclassification	Effect of Exchange Rate Changes	Balance, Ending of Year
Technology license fee	$ 4,132,174	$ 201,941	$ 3,515,908	$ (1,739,949)	$ -	$ (296,423)	$ 5,497	$ 5,819,148
Software and system design costs	1,669,781	2,778	1,275,329	(929,920)	(321)	(569,648)	1,604	1,449,603
Others	134,960	29,779	311,827	(124,209)	(134)	296,423	6,204	654,850
Total	$ 5,936,915	$ 234,498	$ 5,103,064	$ (2,794,078)	$ (455)	$ (569,648)	$ 13,305	$ 7,923,601

	Year Ended December 31, 2006					
	Balance, Beginning of Year	Additions	Amortization	Reclassification	Effect of Exchange Rate Changes	Balance, Ending of Year
Technology license fee	$ 5,099,227	$ 402,001	$ (1,365,685)	$ -	$ (3,369)	$ 4,132,174
Software and system design costs	1,737,384	1,012,741	(1,083,083)	1,139	1,600	1,669,781
Others	169,639	-	(37,113)	-	2,434	134,960
Total	$ 7,006,250	$ 1,414,742	$ (2,485,881)	$ 1,139	$ 665	$ 5,936,915

14. BONDS PAYABLE

	December 31	
	2007	2006
Domestic unsecured bonds:		
Issued in December 2000 and repayable in December 2007, 5.36% interest payable annually	$ -	$ 4,500,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	12,500,000	15,000,000
	12,500,000	19,500,000
Current portion	-	(7,000,000)
	$ 12,500,000	$ 12,500,000

As of December 31, 2007, future principal repayments for the bonds payable were as follows:

Year of Repayment	Amount
2009	$ 8,000,000
2012	4,500,000
	$ 12,500,000

15. LONG-TERM BANK LOANS

	December 31	
	2007	2006
Secured loans:		
US$20,000 thousand, repayable in full in one lump sum payment in November 2010, annual interest at 5.88% in 2007 and 5.91% in 2006	$ 648,941	$ 651,871
Repayable from August 2009 in 17 quarterly installments, annual interest at 2.91%-2.99%	630,000	-
Repayable from December 2007 in 8 semi-annual installments, annual interest at 2.39%-3.20%	456,750	-
Repayable from March 2007 in 12 quarterly installments, annual interest at 2.79%-3.16%	124,944	-
Repayable from May 2007 in 16 quarterly installments, annual interest at 2.48%-2.85%	54,641	-
Repayable from April 2005 in 16 quarterly installments, annual interest at 2.51%-2.85%	44,975	-
Repayable from February 2005 in 17 quarterly installments, annual interest at 2.65%-4.53%	40,670	-
Unsecured loans:		
Science Park Administration (SPA) SOC loan, repayable from October 2003 in 20 quarterly installments, interest-free	2,088	4,873
SPA DSP loan, repayable from July 2002 in 20 quarterly installments, interest-free	-	1,352
	2,003,009	658,096
Current portion	(280,813)	(4,137)
	$ 1,722,196	$ 653,959

Pursuant to the loan agreements, financial ratios calculated based on annual audited financial statements of TSMC-Shanghai as well as semi-annual and annual financial statements of XinTec must comply with certain financial covenants. As of December 31, 2007, TSMC-Shanghai and XinTec were in compliance with all such financial covenants.

As of December 31, 2007, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount
2008	$ 280,813
2009	302,090
2010	947,453
2011	220,653
2012 and thereafter	252,000
	$ 2,003,009

16. OTHER LONG-TERM PAYABLES

	December 31	
	2007	2006
Payables for acquisition of property, plant and equipment (Note 28l)	$ 7,908,516	$ 7,431,371
Payables for royalties	5,174,644	1,889,788
	13,083,160	9,321,159
Current portion (classified under accrued expenses and other current liabilities)	(3,673,182)	(617,892)
	$ 9,409,978	$ 8,703,267

The payables for royalties were primarily attributable to several license arrangements that TSMC entered into for certain semiconductor-related patents.

As of December 31, 2007, future payments for other long-term payables were as follows:

Year of Payment	Amount
2008	$ 3,673,182
2009	582,027
2010	497,676
2011	421,759
2012 and thereafter	7,908,516
	$ 13,083,160

17. PENSION PLANS

The Labor Pension Act (the Act) became effective on July 1, 2005. The employees of TSMC, GUC, and XinTec who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act with their seniority as of July 1, 2005 retained or continue to be subject to the pension mechanism under the Labor Standards Law. Employees who joined TSMC, GUC, XinTec and Mutual-Pak after July 1, 2005 can only be subject to the pension mechanism under the Act.

The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, XinTec and Mutual-Pak have made monthly contributions equal to 6% of each employee's monthly salary to employees' pension accounts starting from July 1, 2005. Furthermore, TSMC-NA, TSMC-Shanghai, TSMC-Europe and TSMC Canada are required by local regulations to make contributions at certain percentages of the monthly basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$725,789 thousand and NT$679,919 thousand for the years ended December 31, 2007 and 2006, respectively.

TSMC, GUC and XinTec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee's length of service and average monthly salary for the six-month period prior to retirement. TSMC, GUC and XinTec contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the pension fund monitoring committees (the Committees) and deposited in the name of the Committees in the Bank of Taiwan (originally the Central Trust of China, which was merged into the Bank of Taiwan on July 1, 2007).

Pension information on the defined benefit plans is summarized as follows:

a. Components of net periodic pension cost for the year

	2007	2006
Service cost	$ 184,275	$ 178,460
Interest cost	156,391	164,168
Projected return on plan assets	(51,309)	(49,399)
Amortization	35,853	12,096
Net periodic pension cost	$ 325,210	$ 305,325

b. Reconciliation of funded status of the plans and accrued pension cost at December 31, 2007 and 2006

	2007	2006
Benefit obligation		
Vested benefit obligation	$ 120,146	$ 102,920
Nonvested benefit obligation	3,479,132	3,883,344
Accumulated benefit obligation	3,599,278	3,986,264
Additional benefits based on future salaries	2,444,451	2,969,830
Projected benefit obligation	6,043,729	6,956,094
Fair value of plan assets	(2,238,997)	(1,958,595)
Funded status	3,804,732	4,997,499
Unrecognized net transition obligation	(109,873)	(118,420)
Unrecognized net loss	(41,995)	(1,339,019)
Accrued pension cost	$ 3,652,864	$ 3,540,060
Vested benefit	$ 120,146	$ 106,645

c. Actuarial assumptions at December 31, 2007 and 2006

	2007	2006
Discount rate used in determining present values	2.75% - 3.00%	2.25% - 3.50%
Future salary increase rate	2.00% - 3.00%	2.00% - 3.00%
Expected rate of return on plan assets	2.50% - 3.00%	2.50%

d. Contributions to the Funds for the year

	2007	2006
	$ 209,423	$ 233,111

e. Payments from the Funds for the year

	2007	2006
	$ 15,003	$ 7,407

18. INCOME TAX

a. A reconciliation of income tax expense based on "income before income tax" at statutory rates and income tax currently payable was as follows:

	Years Ended December 31	
	2007	2006
Income tax expense based on "income before income tax" at statutory rates	$ 30,829,431	$ 34,786,278
The effect of the following:		
Tax-exempt income	(7,668,367)	(12,281,413)
Temporary and permanent differences	(150,946)	(2,817,104)
Cumulative effect of changes in accounting principles	-	(82,062)
Additional tax at 10% on unappropriated earnings	2,710,909	1,170,108
Investment tax credits used	(14,713,748)	(12,769,386)
Income tax currently payable	$ 11,007,279	$ 8,006,421

b. Income tax expense consisted of the following:

	Years Ended December 31	
	2007	2006
Income tax currently payable	$ 11,007,279	$ 8,006,421
Other income tax adjustments	(240,779)	(328,152)
Net change in deferred income tax assets		
Investment tax credits	5,122,450	3,914,757
Temporary differences	(800,374)	(2,181,558)
Net operating loss carryforwards	841,502	1,412,946
Valuation allowance	(4,220,452)	(3,050,703)
Income tax expense	$ 11,709,626	$ 7,773,711

c. Net deferred income tax assets consisted of the following:

	December 31	
	2007	2006
Current deferred income tax assets, net		
Investment tax credits	$ 5,372,761	$ 7,870,800
Temporary differences	674,154	584,210
Valuation allowance	(474,581)	(441,018)
	$ 5,572,334	$ 8,013,992
Noncurrent deferred income tax assets, net		
Investment tax credits	$ 9,885,452	$ 12,252,389
Temporary differences	(2,848,052)	(3,580,754)
Net operating loss carryforwards	3,963,123	4,816,846
Valuation allowance	(3,687,240)	(7,686,339)
	$ 7,313,283	$ 5,802,142

As of December 31, 2007, the net operating loss carryforwards were generated by WaferTech, TSMC Development and TSMC Technology and would expire on various dates through 2026.

d. Integrated income tax information:

The balance of the imputation credit account (ICA) of TSMC as of December 31, 2007 and 2006 was NT$3,012,848 thousand and NT$828,612 thousand, respectively.

The estimated creditable ratio for distribution of TSMC's earnings of 2007 and 2006 was 1.86% and 5.23%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e. All of TSMC's earnings generated prior to December 31, 1997 have been appropriated.

f. As of December 31, 2007, investment tax credits of TSMC, GUC, XinTec and Mutual-Pak consisted of the following:

Law/Statute	Item	Total Creditable Amount	Remaining Creditable Amount	Expiry Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$ 306,118	$ -	2007
		3,202,103	24,335	2008
		6,044,032	14,328	2009
		6,625,081	6,625,081	2010
		3,703,939	3,703,939	2011
		$ 19,881,273	$ 10,367,683	
Statute for Upgrading Industries	Research and development expenditures	$ 1,295,681	$ -	2007
		2,599,538	6,600	2008
		1,546,606	1,078,326	2009
		1,887,404	1,887,404	2010
		1,749,252	1,749,252	2011
		$ 9,078,481	$ 4,721,582	
Statute for Upgrading Industries	Personnel training expenditures	$ 16,379	$ -	2007
		16,218	20	2008
		46,353	46,353	2009
		42,271	42,271	2010
		500	500	2011
		$ 121,721	$ 89,144	
Statute for Upgrading Industries	Investments in important technology-based enterprises	$ 79,804	$ 79,804	2010

g. The profits generated from the following projects of TSMC, GUC and XinTec are exempt from income tax for a four- or five-year period:

	Tax-exemption Period
Construction of Fab 12 - Module A	2004 to 2007
Construction of Fab 14 - Module A	2006 to 2010
Construction of Fab 14 - Module B	2007 to 2011
2003 plant expansion of GUC	2007 to 2011
2003 plant expansion of XinTec	2007 to 2011

h. The tax authorities have examined income tax returns of TSMC through 2004.

19. LABOR COST, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2007		
	Classified as Cost of Sales	Classified as Operating Expenses	Total
Labor cost			
Salary	$ 11,990,153	$ 7,562,966	$ 19,553,119
Labor and health insurance	685,922	416,131	1,102,053
Pension	646,999	404,128	1,051,127
Meal	463,453	180,474	643,927
Welfare	249,133	266,412	515,545
Others	176,192	226,747	402,939
	$ 14,211,852	$ 9,056,858	$ 23,268,710
Depreciation	$ 73,070,781	$ 4,100,533	$ 77,171,314
Amortization	$ 1,849,917	$ 943,064	$ 2,792,981

	Year Ended December 31, 2006		
	Classified as Cost of Sales	Classified as Operating Expenses	Total
Labor cost			
Salary	$ 1,713,445	$ 6,692,437	$ 18,405,882
Labor and health insurance	714,170	404,845	1,119,015
Pension	627,731	369,398	997,129
Meal	460,980	173,185	634,165
Welfare	236,022	211,272	447,294
Others	226,032	217,045	443,077
	$ 13,978,380	$ 8,068,182	$ 22,046,562
Depreciation	$ 67,685,744	$ 3,539,472	$ 71,225,216
Amortization	$ 1,436,908	$ 1,035,482	$ 2,472,390

20. SHAREHOLDERS' EQUITY

As of December 31, 2007, 1,132,867 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,664,337 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC's paid-in capital.

Capital surplus consisted of the following:

	December 31	
	2007	2006
From merger	$ 24,003,546	$ 24,003,546
Additional paid-in capital	19,526,492	19,974,431
From convertible bonds	9,360,424	9,360,424
From treasury stock transactions	490,950	389,188
From long-term investments	351,215	379,854
Donations	55	55
	$ 53,732,682	$ 54,107,498

TSMC's Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

a. Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled TSMC's paid-in capital;

b. Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c. Bonus to directors and bonus to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d. Any balance left over shall be allocated according to the resolution of the shareholders' meeting.

TSMC's Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are recorded in the year of shareholder approval and given effect to in the financial statements of that year.

TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals TSMC's paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC's paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC's paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders' equity (for example, cumulative translation adjustments and unrealized loss on financial assets, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2006 and 2005 had been approved in TSMC's shareholders' meetings held on May 7, 2007 and May 16, 2006, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)	
	For Fiscal Year 2006	For Fiscal Year 2005	For Fiscal Year 2006	For Fiscal Year 2005
Legal capital reserve	$ 12,700,973	$ 9,357,503		
Special capital reserve	(11,192)	(1,585,685)		
Bonus to employees - in cash	4,572,798	3,432,129		
Bonus to employees - in stock	4,572,798	3,432,129		
Cash dividends to shareholders	77,489,064	61,825,061	$ 3.00	$ 2.50
Stock dividends to shareholders	516,594	3,709,504	0.02	0.15
Bonus to directors and supervisors	285,800	257,410		
	$100,126,835	$ 80,428,051		

The shareholders' meeting held on May 7, 2007 also resolved to distribute stock dividends out of capital surplus in the amount of NT$774,891 thousand.

The amounts of the appropriations of earnings for 2006 and 2005 were consistent with the resolutions of the meetings of the Board of Directors held on February 6, 2007 and February 14, 2006, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2006 and 2005, the basic earnings per share (after income tax) for the years ended December 31, 2006 and 2005 shown in the respective financial statements would have decreased from NT$4.93 to NT$4.56 and NT$3.79 to NT$3.50, respectively. The shares distributed as a bonus to employees represented 1.77% and 1.39% of TSMC's total outstanding common shares as of December 31, 2006 and 2005, respectively.

As of January 10, 2008, the Board of Directors had not resolved the appropriation for earnings of 2007.

The information about the appropriations of bonus to employees, directors and supervisors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

21. STOCK-BASED COMPENSATION PLANS

TSMC's Employee Stock Option Plans, under the TSMC 2004 Plan, TSMC 2003 Plan, and TSMC 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC's shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC's common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently cancelled had expired as of December 31, 2007.

Information about TSMC's outstanding options for the years ended December 31, 2007 and 2006 was as follows:

	Number of Options (In Thousands)	Weighted-average Exercise Price (NT$)
Year ended December 31, 2007		
Balance, beginning of year	52,814	$ 37.9
Options granted	1,094	37.9
Options exercised	(10,988)	39.8
Options cancelled	(1,045)	45.9
Balance, end of year	41,875	37.4
Year ended December 31, 2006		
Balance, beginning of year	67,758	$ 39.4
Options granted	2,758	40.1
Options exercised	(14,550)	40.1
Options cancelled	(3,152)	43.7
Balance, end of year	52,814	39.6

The number of outstanding options and exercise prices have been adjusted to reflect the appropriations of earnings in accordance with the plans. The options granted were the result of the aforementioned adjustment.

As of December 31, 2007, information about TSMC's outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)	Number of Options (In Thousands)	Weighted-average Exercise Price (NT$)
$25.9 - $36.4	28,527	5.16	$ 33.1	28,528	$ 33.1
$38.9 - $51.3	13,348	6.89	46.6	6,838	46.4
	41,875		37.4	35,366	35.6

GUC's Employee Stock Option Plans, consisting of the GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Moreover, the GUC 2007 Plan, GUC 2006 Plan, and GUC 2004 Plan were approved by the SFB on November 28, 2007, July 3, 2006, and August 16, 2004 to grant a maximum of 1,999 options, 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. Except for the options of the GUC 2006 Plan which are valid until August 15, 2011, the options of the other two GUC option Plans are valid for six years. Options of all three Plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about GUC's outstanding options for the years ended December 31, 2007 and 2006 was as follows:

	Number of Options	Weighted-average Exercise Price (NT$)
Year ended December 31, 2007		
Balance, beginning of year	7,342	$ 14.0
Options granted	2,053	183.6
Options exercised	(1,563)	10.2
Options cancelled	(234)	13.5
Balance, end of year	7,598	60.3
Year ended December 31, 2006		
Balance, beginning of year	7,132	$ 10.7
Options granted	3,689	19.5
Options exercised	(2,862)	10.5
Options cancelled	(617)	12.1
Balance, end of year	7,342	14.0

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by GUC in accordance with the plans. The options granted shown above included options resulting from the aforementioned adjustment and options newly granted in accordance with the plans.

As of December 31, 2007, information about GUC's outstanding and exercisable options was as follows:

Range of Exercise Price (NT$)	Options Outstanding			Options Exercisable	
	Number of Options	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)	Number of Options	Weighted-average Exercise Price (NT$)
$9.6 - $10.5	2,247	0.58 - 3.75	$ 10.0	850	$ 10.2
17.7	3,418	3.67	17.7	-	-
194.0	1,933	6.00	194.0	-	-
	7,598		60.3	850	10.2

XinTec's Employee Stock Option Plans, consisting of the XinTec 2007 Plan and XinTec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the XinTec 2007 Plan and XinTec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of XinTec when exercisable. The options may be granted to qualified employees of XinTec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about XinTec's outstanding options for the year ended December 31, 2007 was as follows:

	Number of Options (In Thousands)	Weighted-average Exercise Price (NT$)
Year ended December 31, 2007		
Balance, beginning of year	4,968	$ 13.0
Options granted	5,555	17.3
Options cancelled	(881)	14.1
Balance, end of year	9,642	15.1

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by XinTec in accordance with the plans.

As of December 31, 2007, information about XinTec's outstanding and exercisable options was as follows:

Range of Exercise Price (NT$)	Options Outstanding			Options Exercisable	
	Number of Options (In Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)	Number of Options (In Thousands)	Weighted-average Exercise Price (NT$)
$12.7 - $20.0	9,642	8.75 - 9.96	$ 15.1	-	$ -

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2007 and 2006. Had the Company used the fair value based method to evaluate the options granted after January 1, 2004 using the Black-Scholes model, the assumptions and pro forma results of the Company would have been as follows:

		2007	2006
Assumptions:			
TSMC	Expected dividend yield	1.00% - 3.44%	1.00% - 3.44%
	Expected volatility	43.77% - 46.15%	43.77% - 46.15%
	Risk free interest rate	3.07% - 3.85%	3.07% - 3.85%
	Expected life	5 years	5 years
GUC	Expected dividend yield	0.00% - 0.60%	-
	Expected volatility	22.65% - 45.47%	22.65% - 41.74%
	Risk free interest rate	2.12% - 2.56%	2.23% - 2.56%
	Expected life	3 - 6 years	3 - 6 years
XinTec	Expected dividend yield	0.80%	-
	Expected volatility	31.79% - 47.42%	-
	Risk free interest rate	1.88% - 2.45%	-
	Expected life	3 years	-
Net income attributable to shareholders of the parent:			
As reported		$ 109,177,093	$ 127,009,731
Pro forma		109,089,016	126,887,247
Earnings per share (EPS) - after income tax (NT$):			
Basic EPS as reported		$ 4.14	$ 4.82
Pro forma basic EPS		4.14	4.81
Diluted EPS as reported		4.14	4.81
Pro forma diluted EPS		4.14	4.81

22. TREASURY STOCK

(Shares in Thousands)

	Beginning Shares	Addition	Stock Dividends	Ending Shares
Year ended December 31, 2007				
Parent company stock held by subsidiaries	33,926	-	170	34,096
Repurchase under share buyback plan	-	800,000	-	800,000
	33,926	800,000	170	834,096
Year ended December 31, 2006				
Parent company stock held by subsidiaries	32,938	-	988	33,926

As of December 31, 2007 and 2006, the book value of the treasury stock was NT$49,385,032 thousand and NT$918,075 thousand, respectively; the market value was NT$51,713,947 thousand and NT$2,290,026 thousand, respectively. The Company's common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.

TSMC held a meeting of the Board of Directors and approved a share buyback plan to repurchase TSMC's common shares up to 800,000 shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. As of December 31, 2007, TSMC had repurchased 800,000 thousand common shares for a total cost of NT$48,466,957 thousand. All the treasury stock repurchased will be retired in 2008.

23. EARNINGS PER SHARE

	Years Ended December 31			
	2007		2006	
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
Basic EPS (NT$)				
Income before cumulative effect of changes in accounting principles attributable to shareholders of the parent	$ 4.59	$ 4.14	$ 5.05	$ 4.76
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	-	-	0.06	0.06
Income attributable to shareholders of the parent	$ 4.59	$ 4.14	$ 5.11	$ 4.82
Diluted EPS (NT$)				
Income before cumulative effect of changes in accounting principles attributable to shareholders of the parent	$ 4.58	$ 4.14	$ 5.04	$ 4.75
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	-	-	0.06	0.06
Income attributable to shareholders of the parent	$ 4.58	$ 4.14	$ 5.10	$ 4.81

Consolidated EPS is computed as follows:

	Amounts (Numerator)		Number of Shares (Denominator) (In Thousands)	EPS (NT$)	
	Before Income Tax	After Income Tax		Before Income Tax	After Income Tax
Year ended December 31, 2007					
Basic EPS					
Income attributable to shareholders of the parent	$120,890,678	$109,177,093	26,346,582	$ 4.59	$ 4.14
Effect of dilutive potential common stock - stock options	-	-	21,668		
Diluted EPS					
Income attributable to shareholders of the parent (including effect of dilutive potential common stock)	$120,890,678	$109,177,093	26,368,250	$ 4.58	$ 4.14
Year ended December 31, 2006					
Basic EPS					
Income attributable to shareholders of the parent	$134,698,725	$127,009,731	26,374,757	$ 5.11	$ 4.82
Effect of dilutive potential common stock - stock options	-	-	24,101		
Diluted EPS					
Income attributable to shareholders of the parent (including effect of dilutive potential common stock)	$134,698,725	$127,009,731	26,398,858	$ 5.10	$ 4.81

24. DISCLOSURES FOR FINANCIAL INSTRUMENTS

a. Fair values of financial instruments were as follows:

	December 31			
	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Financial assets at fair value through profit or loss	$ 1,632,387	$ 1,632,387	$ 1,206,854	$ 1,206,854
Available-for-sale financial assets	68,089,059	68,089,059	74,172,343	74,172,343
Held-to-maturity financial assets	20,224,672	20,192,188	37,484,318	37,375,517
Liabilities				
Financial liabilities at fair value through profit or loss	249,313	249,313	10,864	10,864
Bonds payable (including current portion)	12,500,000	12,669,987	19,500,000	19,817,149
Long-term bank loans (including current portion)	2,003,009	2,003,009	658,096	658,096
Other long-term payables (including current portion)	13,083,160	13,083,160	10,413,125	10,413,125
Obligations under capital leases	652,296	652,296	612,941	612,941

b. Methods and assumptions used in estimating fair values of financial instruments

1) The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payables to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2) Fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets other than derivatives and structured time deposits were based on their quoted market prices.

3) Fair values of derivatives and structured time deposits were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4) Fair value of bonds payable was based on their quoted market price.

5) Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amounts.

c. The changes in fair value during the years ended December 31, 2007 and 2006 of financial assets/liabilities at fair value through profit or loss, including derivatives estimated using valuation techniques and publicly-traded stocks, were recognized as losses of NT$240,847 thousand and gains of NT$33,737 thousand, respectively.

d. As of December 31, 2007 and 2006, financial assets exposed to fair value interest rate risk were NT$87,450,676 thousand and NT$111,492,332 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$249,313 thousand and NT$10,864 thousand, respectively. As of December 31, 2006, financial assets exposed to cash flow interest rate risk were NT$7,171,120 thousand.

e. Movements of the unrealized gain/loss on financial instruments for the years ended December 31, 2007 and 2006 were as follows:

	Year Ended December 31, 2007		
	Valuation Gain on Available-for-sale Financial Assets	Equity in Valuation Gain on Available-for-sale Financial Assets Held by Investees	Total
Balance, beginning of year	$ 386,017	$ 175,598	$ 561,615
Recognized directly in shareholders' equity	849,823	(122,439)	727,384
Removed from shareholders' equity and recognized in earnings	(608,002)	-	(608,002)
Balance, end of year	$ 627,838	$ 53,159	$ 680,997

	Year Ended December 31, 2006		
	Valuation Gain on Available-for-sale Financial Assets	Equity in Valuation Gain on Available-for-sale Financial Assets Held by Investees	Total
Balance, beginning of year	$ 302,376	$ -	$ 302,376
Recognized directly in shareholders' equity	174,212	175,598	349,810
Removed from shareholders' equity and recognized in earnings	(90,571)	-	(90,571)
Balance, end of year	$ 386,017	$ 175,598	$ 561,615

f. Information about financial risk

1) Market risk. The publicly-traded stocks categorized as financial assets at fair value through profit or loss are exposed to market price fluctuations. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates would result in changes in fair value of these debt securities.

2) Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations, and government agencies. Management believes that the Company's exposure to default by those parties is low.

3) Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4) Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

25. RELATED PARTY TRANSACTIONS

Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:

a. Philips, one of the major shareholders of TSMC, which has become a non-related party since March, 2007.

b. Investees of TSMC

VIS (accounted for using equity method)
SSMC (accounted for using equity method)

c. VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method by TSMC

d. Others: Related parties over which the Company exercises significant influence but with which the Company had no material transactions

	2007		2006	
	Amount	%	Amount	%
For the year				
Sales				
VisEra	$ 739,879	-	$ 99,367	-
VIS	59,163	-	14,454	-
SSMC	2,928	-	6,514	-
Philips	-	-	4,024,990	1
Others	-	-	42,008	-
	$ 801,970	-	$ 4,187,333	1
Purchases				
SSMC	$ 5,468,410	3	$ 6,820,632	4
VIS	4,208,207	2	3,919,566	3
VisEra	594	-	-	-
	$ 9,677,211	5	$ 10,740,198	7

(Continued)

	2007		2006	
	Amount	%	Amount	%
Manufacturing expenses - technical assistance fees				
VisEra	$ 63,933	-	$ -	-
VIS	366	-	-	-
Philips	-	-	755,904	-
	$ 64,299	-	$ 755,904	-
Research and development expenses				
VisEra	$ 43,056	-	$ -	-
Non-operating income and gains				
VIS (primarily technical service income; see Note 28h)	$ 346,260	3	$ 261,245	3
VisEra	321,819	3	246,242	2
SSMC (primarily technical service income; see Note 28e)	290,586	2	314,953	3
	$ 958,665	8	$ 822,440	8
As of December 31				
Receivables				
VisEra	$ 10,885	100	$ 1,033	-
Philips	-	-	250,919	99
Others	-	-	387	1
	$ 10,885	100	$ 252,339	100
Other receivables				
VIS	$ 118,749	49	$ 121,911	47
SSMC	84,778	35	69,568	27
VisEra	40,093	16	58,989	23
Others	-	-	6,395	3
	$ 243,620	100	$ 256,863	100
Payables				
VIS	$ 839,624	56	$ 719,832	38
SSMC	655,029	44	459,305	25
VisEra	8,723	-	-	-
Philips	-	-	688,591	37
	$ 1,503,376	100	$ 1,867,728	100
Other long-term payables				
Philips (see Note 28a)	$ -	-	$ 403,375	100
Deferred credits				
VisEra	$ 62,175	1	$ 124,350	11

(Concluded)

The terms of sales to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.

TSMC deferred the gains (classified under deferred credits) derived from sales of property, plant and equipment to VisEra, and then recognized such gains (classified under the non-operating income and gains) over the depreciable lives of the disposed assets.

TSMC leased certain buildings and facilities to VisEra. The related rental income was classified under non-operating income. The lease terms and prices were determined in accordance with mutual agreements.

26. PLEDGED OR MORTGAGED ASSETS

The Company provided certain assets as collateral mainly for long-term bank loans and land lease agreements, which were as follows:

	December 31	
	2007	2006
Other financial assets	$ 48,929	$ 52,858
Property, plant and equipment, net	5,733,263	4,293,595
	$ 5,782,192	$ 4,346,453

27. SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land and office premises from the SPA and Jhongli Industrial Park Service Center. These operating leases expire on various dates from March 2008 to December 2027 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain equipment located in the United States, Japan, Shanghai and Taiwan. These operating leases expire between 2008 and 2016 and can be renewed upon expiration.

As of December 31, 2007, future lease payments were as follows:

Year	Amount
2008	$ 556,943
2009	544,866
2010	458,770
2011	319,274
2012 and thereafter	2,582,888
	$ 4,462,741

28. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of December 31, 2007, excluding those disclosed in other notes, were as follows:

a. On June 20, 2004, TSMC and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006) amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between TSMC and Philips (now NXP B.V.) will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, TSMC will pay Philips (now NXP B.V.) royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of TSMC's annual net sales. TSMC and Philips (now NXP B.V.) agreed to cross license the patents owned by each party. TSMC also obtained through Philips (now NXP B.V.) a number of cross patent licenses.

b. Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC's capacity if TSMC's outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992, 1997, 2002 and on January 1, 2007.

c. Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2007, TSMC had a total of US$68,391 thousand of guarantee deposits.

d. Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC's equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP) committed to buy specific percentages of the production capacity of SSMC. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC's capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e. TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f. Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, TSMC shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives written notice for early termination under certain conditions. In January 2003, TSMC and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, TSMC will be relieved of any further obligation to transfer any additional technology. In addition, TSMC granted National an option to request prior to January 2008 the transfer of certain technologies under the same terms and conditions as the terminated TTA. National did not make such request by the deadline, therefore the option has expired in January 2008.

g. In December 2003, TSMC entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. TSMC will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, TSMC will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

h. TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

i. Effective January 1, 2006, The Company entered into the Joint Technology Cooperation Agreement with Philips (now NXP B.V.), Freescale Semiconductor, Inc. and STMicroelectronics to jointly develop 45-nm and beyond advanced CMOS Logic and e-DRAM technologies. The Company will contribute process technologies and share a portion of the costs associated with this joint development project. This agreement was to expire on December 31, 2008, but the Company has ended its participation in the project. For the Company, this agreement will terminate as of January 26, 2008.

j. TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as "SMIC"). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC-North America and WaferTech patents and misappropriated TSMC, TSMC-North America and WaferTech's trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay

US$175 million over six years to resolve TSMC, TSMC-North America and WaferTech's claims. As of December 31, 2007, SMIC had paid US$90 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC-North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC-North America and WaferTech in the same court, alleging TSMC, TSMC-North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC-North America and WaferTech's August complaint. In November 2006, SMIC filed a complaint with Beijing People's High Court against TSMC, TSMC-North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC-North America and WaferTech's pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found "TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement" with SMIC. The Court also found "TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC's 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case." Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC-North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC's third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC-North America and WaferTech. The result of the above-mentioned litigation cannot be determined at this time.

k. In April 2004, UniRAM Technology, Inc. filed an action with the US District Court in the Northern District of California against TSMC and TSMC North America, alleging patent infringement and trade secret misappropriation and seeking injunctive relief and damages. A jury in the District Court made a verdict in September 2007, awarding US$30.5 million to the plaintiff. TSMC intends to pursue remedies against this verdict.

l. TSMC-Shanghai entered into an agreement with a certain foreign company. In accordance with the agreement, TSMC-Shanghai is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC-Shanghai is obligated to compensate the counterparty for the loss incurred.

m. Amounts available under unused letters of credit as of December 31, 2007 were NT$36,589 thousand.

29. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for TSMC and its investees:

a. Financing provided: None;

b. Endorsement/guarantee provided: None;

c. Marketable securities held: Please see Table 1 attached;

d. Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e. Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f. Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g. Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h. Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i. Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 6 attached;

j. Information on investment in Mainland China

1) The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, *information on inflow or outflow of capital, percentage of* ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 7 attached.

2) Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 8 attached.

k. Intercompany relationships and significant intercompany transactions: Please see Table 8 attached.

30. SEGMENT FINANCIAL INFORMATION

a. Industry financial information

The Company is engaged mainly in the manufacturing, selling, packaging and testing of integrated circuits. Therefore, the disclosure of industry financial information is not applicable to the Company.

b. Geographic information:

	North America and Others	Taiwan	Adjustments and Elimination	Consolidated
2007				
Sales to other than consolidated entities	$ 193,066,238	$ 129,564,358	$ -	$ 322,630,596
Sales among consolidated entities	18,084,068	194,035,526	(212,119,594)	-
Total sales	$ 211,150,306	$ 323,599,884	$ (212,119,594)	$ 322,630,596
Gross profit	$ 3,895,144	$ 139,227,508	$ (772,441)	$ 142,350,211
Operating expenses				(30,628,304)
Non-operating income and gains				11,933,803
Non-operating expenses and losses				(2,013,684)
Income before income tax				$ 121,642,026
Identifiable assets	$ 145,483,411	$ 439,675,938	$ (50,755,448)	$ 534,403,901
Long-term investments				36,461,325
Total assets				$ 570,865,226
2006				
Sales to other than consolidated entities	$ 191,511,929	$ 125,895,242	$ -	$ 317,407,171
Sales among consolidated entities	18,998,614	191,345,140	(210,343,754)	-
Total sales	$ 210,510,543	$ 317,240,382	$ (210,343,754)	$ 317,407,171
Gross profit	$ 5,641,405	$ 150,498,038	$ (329,353)	$ 155,810,090
Operating expenses				(28,545,396)
Non-operating income and gains				9,705,592
Non-operating expenses and losses				(3,608,078)
Income before income tax				$ 133,362,208
Identifiable assets	$ 133,341,631	$ 441,339,388	$ (41,091,011)	$ 533,590,008
Long-term investments				53,895,151
Total assets				$ 587,485,159

c. Export sales

Area	Years Ended December 31	
	2007	2006
Asia	$ 40,609,413	$ 62,434,071
Europe and others	34,518,668	23,764,877
	$ 75,128,081	$ 86,198,948

The export sales information is based on the amounts billed to customers within the areas.

d. Major customers representing at least 10% of gross sales

	Years Ended December 31			
	2007		2006	
	Amount	%	Amount	%
Customer A	$ 37,731,028	11	$ 33,950,441	11

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD
DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
The Company	Open-end mutual funds							
	NITC Bond Fund	-	Available-for-sale financial assets	12,239	$ 2,045,935	N/A	$ 2,045,935	
	Fuh Hwa Bond	-	〃	132,997	1,801,674	N/A	1,801,674	
	NITC Taiwan Bond	-	〃	103,016	1,474,856	N/A	1,474,856	
	ING Taiwan Bond Fund	-	〃	85,581	1,310,030	N/A	1,310,030	
	Prudential Financial Bond Fund	-	〃	83,306	1,236,728	N/A	1,236,728	
	President James Bond	-	〃	77,128	1,208,799	N/A	1,208,799	
	JF Taiwan Bond Fund	-	〃	59,049	915,252	N/A	915,252	
	ING Taiwan Income Fund	-	〃	54,621	878,682	N/A	878,682	
	Taishin Lucky Fund	-	〃	68,945	718,556	N/A	718,556	
	AIG Taiwan Bond Fund	-	〃	54,469	705,033	N/A	705,033	
	Cathay Bond Fund	-	〃	60,126	703,824	N/A	703,824	
	Dresdner Bond DAM Fund	-	〃	54,319	639,542	N/A	639,542	
	JF First Bond Fund	-	〃	35,324	504,206	N/A	504,206	
	HSBC Taiwan Money Management Fund	-	〃	27,416	413,504	N/A	413,504	
	INVESCO Bond Fund	-	〃	27,176	410,054	N/A	410,054	
	Government bond							
	2003 Government Bond Series B	-	Available-for-sale financial assets	-	2,349,163	N/A	2,349,163	
	2004 Government Bond Series B	-	〃	-	1,197,121	N/A	1,197,121	
	2006 Government Bond Series D	-	〃	-	399,733	N/A	399,733	
	2004 Government Bond Series G	-	〃	-	200,065	N/A	200,065	
	2006 Government Bond Series D	-	Held-to-maturity financial assets	-	3,651,840	N/A	3,647,566	
	2003 Government Bond Series B	-	〃	-	1,647,947	N/A	1,647,413	
	2003 Asian Development Bank Govt. Bond	-	〃	-	855,088	N/A	875,103	
	2003 Government Bond Series F	-	〃	-	799,049	N/A	797,744	
	2003 Government Bond Series H	-	〃	-	400,709	N/A	399,825	
	European Investment Bank Bonds	-	〃	-	379,829	N/A	400,000	
	2003 European Bank for Reconstruction and Development Govt. Bond Series A	-	〃	-	89,963	N/A	90,000	
	Corporate bond							
	Hua Nan Bank	-	Available-for-sale financial assets	-	1,573,338	N/A	1,573,338	
	Cathay Bank	-	〃	-	1,180,440	N/A	1,180,440	
	Taiwan Power Company	-	〃	-	899,200	N/A	899,200	
	Formosa Petrochemical Corporation	-	〃	-	399,264	N/A	399,264	
	Formosa Petrochemical Corporation	-	Held-to-maturity financial assets	-	3,581,667	N/A	3,547,308	
	Taiwan Power Company	-	〃	-	2,630,064	N/A	2,629,939	
	Nan Ya Plastics Corporation	-	〃	-	1,804,346	N/A	1,796,764	
	CPC Corporation, Taiwan	-	〃	-	1,200,318	N/A	1,199,461	
	China Steel Corporation	-	〃	-	1,000,000	N/A	987,430	
	Formosa Plastic Corporation	-	〃	-	391,134	N/A	391,011	
	Shanghai commercial & Saving Bank	-	〃	-	292,718	N/A	292,648	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Stocks							
	TSMC Global	Subsidiary	Investment accounted for using equity method	1	$ 44,204,188	100	$ 44,204,188	
	TSMC International	Subsidiary	〃	987,968	27,688,565	100	27,688,565	
	VIS	Investee accounted for using equity method	〃	616,240	11,024,568	36	14,974,643	
	SSMC	Investee accounted for using equity method	〃	463	9,092,741	39	8,123,596	
	TSMC Partners	Subsidiary	〃	300	4,734,180	100	4,734,180	
	TSMC-North America	Subsidiary	〃	11,000	2,255,647	100	2,255,647	
	XinTec	Investee with a controlling financial interest	〃	91,703	1,501,521	43	1,419,627	
	GUC	Investee with a controlling financial interest	〃	42,572	823,552	37	9,344,632	
	TSMC-Japan	Subsidiary	〃	6	104,929	100	104,929	
	TSMC-Europe	Subsidiary	〃	-	88,702	100	88,702	
	TSMC-Korea	Subsidiary	〃	80	16,436	100	16,436	
	United Industrial Gases Co., Ltd.	-	Financial assets carried at cost	16,783	193,584	10	305,599	
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	105,000	7	321,254	
	W.K. Technology Fund IV	-	〃	4,000	40,000	2	52,690	
	Hontung Venture Capital Co., Ltd.	-	〃	2,633	26,329	10	20,536	
	Fund							
	Horizon Ventures Fund	-	Financial assets carried at cost	-	312,949	12	312,949	
	Crimson Asia Capital	-	〃	-	70,298	1	70,298	
	Capital							
	TSMC-Shanghai	Subsidiary	Investment accounted for using equity method	-	8,622,715	100	8,621,163	
	VTAF II	Subsidiary	〃	-	1,170,841	98	1,166,386	
	VTAF III	Subsidiary	〃	-	906,536	98	896,703	
	Emerging Alliance	Subsidiary	〃	-	467,873	99	467,873	
	Chi Cheng	Subsidiary	〃	-	173,429	36	631,993	Treasury stock of NT$458,564 thousand is deducted from the carrying value
	Hsin Ruey	Subsidiary	〃	-	171,658	36	631,169	Treasury stock of NT$459,511 thousand is deducted from the carrying value
Chi Cherng	Stocks							
	TSMC	Parent Company	Available-for-sale financial assets	17,032	1,055,984	-	1,055,984	
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	5,082	109,815	-	123,491	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
Hsin Ruey	Stocks							
	TSMC	Parent Company	Available-for-sale financial assets	17,064	1,057,963	-	1,057,963	
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	3,748	85,718	-	91,067	
TSMC International	Stocks							
	InveStar	Subsidiary	Investments accounted for using equity method	8,721	US$ 42,038	97	US$ 42,038	
	InveStar II	Subsidiary	〃	43,048	US$ 57,594	97	US$ 57,594	
	TSMC Development	Subsidiary	〃	1	US$ 674,084	100	US$ 674,084	
	TSMC Technology	Subsidiary	〃	1	US$ 6,592	100	US$ 6,592	
TSMC Development	Stocks							
	WaferTech	Subsidiary	Investments accounted for using equity method	-	US$ 227,469	100	US$ 227,469	
TSMC Partners	Common stock							
	VisEra Holding Company	Investee accounted for using equity method	Investments accounted for using equity method	43,000	US$ 67,948	49	US$ 67,948	
	TSMC Canada	Subsidiary	〃	2,300	US$ 2,877	100	US$ 2,877	
Emerging Alliance	Common stock							
	Pixim, Inc.	-	Financial assets carried at cost	1,036	US$ 275	-	US$ 275	
	RichWave Technology Corp.	-	〃	4,247	US$ 1,648	13	US$ 1,648	
	Global Investment Holding Inc.	-	〃	10,800	$ 100,000	6	$ 100,000	
	Preferred stock							
	Audience, Inc.	-	Financial assets carried at cost	1,654	US$ 250	1	US$ 250	
	Axiom Microdevices, Inc.	-	〃	1,000	US$ 1,000	1	US$ 1,000	
	Miradia, Inc.	-	〃	3,040	US$ 1,000	3	US$ 1,000	
	Mobilygen	-	〃	1,415	US$ 750	1	US$ 750	
	Mosaic Systems, Inc.	-	〃	2,481	US$ 12	6	US$ 12	
	Next IO, Inc.	-	〃	800	US$ 500	4	US$ 500	
	Optichron, Inc.	-	〃	714	US$ 1,000	3	US$ 1,000	
	Optimal Corporation	-	〃	-	US$ 229	-	US$ 229	
	Pixim, Inc.	-	〃	3,606	US$ 862	2	US$ 862	
	Teknovus, Inc.	-	〃	6,977	US$ 1,327	2	US$ 1,327	
	Capital							
	VentureTech Alliance Holdings	Subsidiary	Investments accounted for using equity method	-	-	10	-	
VTAF II	Common stock							
	Yobon	-	Financial assets carried at cost	1,875	US$ 919	13	US$ 919	
	Sentelic	-	〃	1,200	US$ 2,040	15	US$ 2,040	
	Leadtrend	-	〃	1,265	US$ 660	5	US$ 660	
	RichWave Technology Corp.	-	〃	1,043	US$ 730	2	US$ 730	
	Preferred stock							
	SV Technologies, Inc.	-	Financial assets carried at cost	2,357	US$ 1,768	11	US$ 1,768	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007 Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	Note
	Ageia Technologies, Inc.	-	Financial assets carried at cost	2,030	US$ 2,074	2	US$ 2,074	
	Aquantia Corporation	-	〃	1,786	US$ 2,273	5	US$ 2,273	
	Audience, Inc.	-	〃	2,989	US$ 814	2	US$ 814	
	Axiom Microdevices, Inc.	-	〃	5,044	US$ 2,088	4	US$ 2,088	
	Beceem Communications	-	〃	650	US$ 1,600	1	US$ 1,600	
	GemFire Corporation	-	〃	600	US$ 68	1	US$ 68	
	Impinj, Inc.	-	〃	475	US$ 1,000	-	US$ 1,000	
	Miradia, Inc.	-	〃	3,416	US$ 3,106	3	US$ 3,106	
	Mobilygen	-	〃	569	US$ 149	1	US$ 149	
	Next IO, Inc.	-	〃	216	US$ 182	-	US$ 182	
	Optichron, Inc.	-	〃	1,050	US$ 1,844	2	US$ 1,844	
	Pixim, Inc.	-	〃	3,279	US$ 641	2	US$ 641	
	Power Analog Microelectronics	-	〃	3,039	US$ 2,409	13	US$ 2,409	
	QST Holding, LLC	-	〃	-	US$ 145	3	US$ 145	
	Teknovus, Inc.	-	〃	1,599	US$ 454	-	US$ 454	
	Tzero Technologies, Inc.	-	〃	730	US$ 1,500	2	US$ 1,500	
	Xceive	-	〃	714	US$ 1,000	2	US$ 1,000	
	Capital							
	VentureTech Alliance Holdings	Subsidiary	Investments accounted for using equity method	-	-	10	-	
VTAF III	Common stock							
	Mutual-pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	US$ 1,672	51	US$ 1,672	
	Preferred stock							
	Advasense Sensors, Inc.	-	〃	1,929	US$ 1,834	6	US$ 1,834	
	Auramicro, Inc.	-	〃	2,500	US$ 750	17	US$ 750	
	Exclara, Inc. (Formerly Synpitec, Inc.)	-	〃	14,513	US$ 2,412	19	US$ 2,412	
	M2000, Inc.	-	〃	3,000	US$ 3,000	5	US$ 3,000	
	Neoconix, Inc.	-	〃	2,458	US$ 4,000	6	US$ 4,000	
	Powervation, Ltd.	-	〃	191	US$ 2,930	19	US$ 2,930	
	Quellan, Inc	-	〃	3,106	US$ 3,500	6	US$ 3,500	
	Silicon Technical Services, LLC	-	〃	1,055	US$ 1,208	2	US$ 1,208	
	Tilera, Inc.	-	〃	1,698	US$ 2,360	3	US$ 2,360	
	Validity Sensors, Inc.	-	〃	6,424	US$ 2,545	3	US$ 2,545	
	Convertible bond							
	GTBF, Inc.	-	Financial assets carried at cost	-	US$ 1,500	N/A	US$ 1,500	
	Capital							
	VentureTech Alliance Holdings	Subsidiary	Investments accounted for using equity method	-	-	80	-	
InveStar	Common stock							
	Monolithic Power Systems, Inc.	-	Financial assets at fair value through profit or loss	1,352	US$ 29,024	7	US$ 29,024	
	Memsic, Inc.	-	Available-for-sale financial assets	1,364	US$ 13,812	9	US$ 13,812	
	Capella Microsystems (Taiwan), Inc	-	Financial assets carried at cost	530	US$ 154	2	US$ 154	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	Note
	Preferred stock							
	Integrated Memory Logic, Inc.	-	Financial assets carried at cost	2,872	US$ 1,221	9	US$ 1,221	
	IP Unity, Inc.	-	〃	1,008	US$ 494	1	US$ 494	
	NanoAmp Solutions, Inc.	-	〃	541	US$ 853	2	US$ 853	
	Sonics, Inc.	-	〃	1,844	US$ 3,530	2	US$ 3,530	
InveStar II	Common stock							
	Monolithic Power Systems, Inc	-	Financial assets at fair value through profit or loss	864	US$ 18,561	3	US$ 18,561	
	Rich Tek Technology Corp.	-	〃	152	US$ 1,371	-	US$ 1,371	
	Geo Vision, Inc.	-	〃	6	US$ 59	-	US$ 59	
	Memsic, Inc.	-	Available-for-sale financial assets	1,145	US$ 11,594	7	US$ 11,594	
	Rich Tek Technology Corp.	-	〃	261	US$ 2,362	-	US$ 2,362	
	Geo Vision, Inc.	-	〃	15	US$ 135	-	US$ 135	
	eLCOS Microdisplay Technology, Ltd.	-	Financial assets carried at cost	270	US$ 27	1	US$ 27	
	EoNEX Technologies, Inc.	-	〃	55	US$ 3,048	5	US$ 3,048	
	Sonics, Inc.	-	〃	2,220	US$ 32	-	US$ 32	
	Epic Communication, Inc.	-	〃	191	US$ 37	1	US$ 37	
	EON Technology, Corp.	-	〃	4,243	US$ 1,175	6	US$ 1,175	
	Goyatek Technology, Corp.	-	〃	2,088	US$ 545	7	US$ 545	
	Trendchip Technologies Corp.	-	〃	1,000	US$ 574	4	US$ 574	
	Capella Microsystems (Taiwan), Inc	-	〃	534	US$ 210	2	US$ 210	
	Ralink Technology (Taiwan), Inc.	-	〃	2,383	US$ 791	3	US$ 791	
	Auden Technology MFG. Co., Ltd	-	〃	1,049	US$ 223	4	US$ 223	
	Preferred stock							
	Alchip Technologies Limited	-	Financial assets carried at cost	6,128	US$ 2,950	15	US$ 2,950	
	eLCOS Microdisplay Technology, Ltd.	-	〃	3,500	US$ 3,500	8	US$ 3,500	
	FangTek, Inc.	-	〃	6,931	US$ 3,250	16	US$ 3,250	
	Kilopass Technology, Inc.	-	〃	3,887	US$ 2,000	6	US$ 2,000	
	NanoAmp Solutions, Inc.	-	〃	375	US$ 1,500	1	US$ 1,500	
	Sonics, Inc.	-	〃	2,115	US$ 3,082	6	US$ 3,082	
Tsmc Global	Agency bonds							
	Fed Hm Ln Pc Pool 1b1225	-	Available-for-sale financial assets	-	US$ 139	N/A	US$ 139	
	Fed Hm Ln Pc Pool 1b2566	-	〃	-	US$ 157	N/A	US$ 157	
	Fed Hm Ln Pc Pool 1b2632	-	〃	-	US$ 178	N/A	US$ 178	
	Fed Hm Ln Pc Pool 1b2642	-	〃	-	US$ 234	N/A	US$ 234	
	Fed Hm Ln Pc Pool 1b2776	-	〃	-	US$ 340	N/A	US$ 340	
	Fed Hm Ln Pc Pool 1b2792	-	〃	-	US$ 223	N/A	US$ 223	
	Fed Hm Ln Pc Pool 1b2810	-	〃	-	US$ 296	N/A	US$ 296	
	Fed Hm Ln Pc Pool 1b7453	-	〃	-	US$ 2,805	N/A	US$ 2,805	
	Fed Hm Ln Pc Pool 1g0038	-	〃	-	US$ 296	N/A	US$ 296	
	Fed Hm Ln Pc Pool 1g0053	-	〃	-	US$ 367	N/A	US$ 367	
	Fed Hm Ln Pc Pool 1g0104	-	〃	-	US$ 142	N/A	US$ 142	
	Fed Hm Ln Pc Pool 1g1282	-	〃	-	US$ 4,077	N/A	US$ 4,077	
	Fed Hm Ln Pc Pool 1g1411	-	〃	-	US$ 3,618	N/A	US$ 3,618	
	Fed Hm Ln Pc Pool 1h2520	-	〃	-	US$ 2,669	N/A	US$ 2,669	
	Fed Hm Ln Pc Pool 1h2524	-	〃	-	US$ 1,970	N/A	US$ 1,970	
	Fed Hm Ln Pc Pool 780870	-	〃	-	US$ 721	N/A	US$ 721	
	Fed Hm Ln Pc Pool 781959	-	〃	-	US$ 3,834	N/A	US$ 3,834	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Fed Hm Ln Pc Pool 782785	-	Available-for-sale financial assets	-	US$ 254	N/A	US$ 254	
	Fed Hm Ln Pc Pool 782837	-	〃	-	US$ 494	N/A	US$ 494	
	Fed Hm Ln Pc Pool 782968	-	〃	-	US$ 1,147	N/A	US$ 1,147	
	Fed Hm Ln Pc Pool 783022	-	〃	-	US$ 536	N/A	US$ 536	
	Fed Hm Ln Pc Pool 783026	-	〃	-	US$ 303	N/A	US$ 303	
	Fed Hm Ln Pc Pool B19205	-	〃	-	US$ 7,103	N/A	US$ 7,103	
	Fed Hm Ln Pc Pool E89857	-	〃	-	US$ 1,347	N/A	US$ 1,347	
	Fed Hm Ln Pc Pool G11295	-	〃	-	US$ 1,126	N/A	US$ 1,126	
	Fed Hm Ln Pc Pool M80855	-	〃	-	US$ 2,942	N/A	US$ 2,942	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 1,784	N/A	US$ 1,784	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 1,832	N/A	US$ 1,832	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 2,360	N/A	US$ 2,360	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 2,742	N/A	US$ 2,742	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 2,178	N/A	US$ 2,178	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 3,665	N/A	US$ 3,665	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 2,136	N/A	US$ 2,136	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 3,275	N/A	US$ 3,275	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 3,044	N/A	US$ 3,044	
	Federal National Mort Assoc	-	〃	-	US$ 2,844	N/A	US$ 2,844	
	Federal Natl Mtg Assn	-	〃	-	US$ 2,059	N/A	US$ 2,059	
	Federal Natl Mtg Assn	-	〃	-	US$ 2,194	N/A	US$ 2,194	
	Federal Natl Mtg Assn	-	〃	-	US$ 2,011	N/A	US$ 2,011	
	Federal Natl Mtg Assn	-	〃	-	US$ 3,567	N/A	US$ 3,567	
	Federal Natl Mtg Assn Gtd	-	〃	-	US$ 1,717	N/A	US$ 1,717	
	Fnma Pool 255883	-	〃	-	US$ 3,126	N/A	US$ 3,126	
	Fnma Pool 555549	-	〃	-	US$ 1,385	N/A	US$ 1,385	
	Fnma Pool 555715	-	〃	-	US$ 171	N/A	US$ 171	
	Fnma Pool 632399	-	〃	-	US$ 390	N/A	US$ 390	
	Fnma Pool 662401	-	〃	-	US$ 560	N/A	US$ 560	
	Fnma Pool 667766	-	〃	-	US$ 1,310	N/A	US$ 1,310	
	Fnma Pool 680932	-	〃	-	US$ 1,110	N/A	US$ 1,110	
	Fnma Pool 681393	-	〃	-	US$ 2,388	N/A	US$ 2,388	
	Fnma Pool 685116	-	〃	-	US$ 599	N/A	US$ 599	
	Fnma Pool 691283	-	〃	-	US$ 3,442	N/A	US$ 3,442	
	Fnma Pool 694287	-	〃	-	US$ 20	N/A	US$ 20	
	Fnma Pool 703711	-	〃	-	US$ 467	N/A	US$ 467	
	Fnma Pool 725095	-	〃	-	US$ 1,023	N/A	US$ 1,023	
	Fnma Pool 730033	-	〃	-	US$ 169	N/A	US$ 169	
	Fnma Pool 740934	-	〃	-	US$ 1,110	N/A	US$ 1,110	
	Fnma Pool 742232	-	〃	-	US$ 23	N/A	US$ 23	
	Fnma Pool 750798	-	〃	-	US$ 22	N/A	US$ 22	
	Fnma Pool 773246	-	〃	-	US$ 229	N/A	US$ 229	
	Fnma Pool 790828	-	〃	-	US$ 2,009	N/A	US$ 2,009	
	Fnma Pool 793932	-	〃	-	US$ 438	N/A	US$ 438	
	Fnma Pool 794040	-	〃	-	US$ 608	N/A	US$ 608	
	Fnma Pool 795548	-	〃	-	US$ 234	N/A	US$ 234	
	Fnma Pool 799664	-	〃	-	US$ 94	N/A	US$ 94	
	Fnma Pool 799868	-	〃	-	US$ 32	N/A	US$ 32	
	Fnma Pool 804764	-	〃	-	US$ 396	N/A	US$ 396	
	Fnma Pool 804852	-	〃	-	US$ 330	N/A	US$ 330	
	Fnma Pool 804962	-	〃	-	US$ 388	N/A	US$ 388	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007 Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	Note
	Fnma Pool 805163	-	Available-for-sale financial assets	-	US$ 408	N/A	US$ 408	
	Fnma Pool 806642	-	〃	-	US$ 777	N/A	US$ 777	
	Fnma Pool 806721	-	〃	-	US$ 635	N/A	US$ 635	
	Fnma Pool 814418	-	〃	-	US$ 343	N/A	US$ 343	
	Fnma Pool 815626	-	〃	-	US$ 2,301	N/A	US$ 2,301	
	Fnma Pool 819423	-	〃	-	US$ 538	N/A	US$ 538	
	Fnma Pool 821129	-	〃	-	US$ 512	N/A	US$ 512	
	Fnma Pool 888249	-	〃	-	US$ 60	N/A	US$ 60	
	Fnma Pool 888499	-	〃	-	US$ 2,438	N/A	US$ 2,438	
	Fnma Pool 888502	-	〃	-	US$ 236	N/A	US$ 236	
	Fnma Pool 888507	-	〃	-	US$ 911	N/A	US$ 911	
	Fnma Pool 888515	-	〃	-	US$ 1,730	N/A	US$ 1,730	
	Fnma Pool 888519	-	〃	-	US$ 123	N/A	US$ 123	
	Fnma Pool 888527	-	〃	-	US$ 69	N/A	US$ 69	
	Fnma Pool 888738	-	〃	-	US$ 4,935	N/A	US$ 4,935	
	Fnma Pool 888793	-	〃	-	US$ 5,697	N/A	US$ 5,697	
	Fnma Pool 900296	-	〃	-	US$ 3,276	N/A	US$ 3,276	
	Gnma Ii Pool 081150	-	〃	-	US$ 470	N/A	US$ 470	
	Gnma Ii Pool 081153	-	〃	-	US$ 1,423	N/A	US$ 1,423	
	Fed Home Ln Bank	-	〃	-	US$ 5,175	N/A	US$ 5,175	
	Federal Farm Cr Bks	-	〃	-	US$ 3,511	N/A	US$ 3,511	
	Federal Home Ln Bks	-	〃	-	US$ 8,977	N/A	US$ 8,977	
	Federal Home Ln Bks	-	〃	-	US$ 8,939	N/A	US$ 8,939	
	Federal Home Ln Bks	-	〃	-	US$ 4,965	N/A	US$ 4,965	
	Federal Home Ln Bks	-	〃	-	US$ 5,969	N/A	US$ 5,969	
	Federal Home Ln Bks	-	〃	-	US$ 4,980	N/A	US$ 4,980	
	Federal Home Ln Bks	-	〃	-	US$ 19,023	N/A	US$ 19,023	
	Federal Home Ln Bks	-	〃	-	US$ 5,134	N/A	US$ 5,134	
	Federal Home Ln Mtg Disc Nts	-	〃	-	US$ 22,342	N/A	US$ 22,342	
	Federal Home Loan Bank	-	〃	-	US$ 4,621	N/A	US$ 4,621	
	Federal Home Loan Banks	-	〃	-	US$ 21,500	N/A	US$ 21,500	
	Federal Natl Mtg Assn	-	〃	-	US$ 5,169	N/A	US$ 5,169	
	Federal Natl Mtg Assn Medium	-	〃	-	US$ 3,512	N/A	US$ 3,512	
	Federal Natl Mtg Assn Mtn	-	〃	-	US$ 2,982	N/A	US$ 2,982	
	Federal Natl Mtg Assn Mtn	-	〃	-	US$ 3,171	N/A	US$ 3,171	
	Federal Natl Mtg Assn Mtn	-	〃	-	US$ 3,398	N/A	US$ 3,398	
	Federal Natl Mtg Assn Mtn	-	〃	-	US$ 3,066	N/A	US$ 3,066	
	Tennessee Valley Auth	-	〃	-	US$ 6,068	N/A	US$ 6,068	
	Corporate bonds							
	Abbott Labs	-	Available-for-sale financial assets	-	US$ 1,510	N/A	US$ 1,510	
	American Gen Fin Corp.	-	〃	-	US$ 3,139	N/A	US$ 3,139	
	American Gen Fin Corp. Mtn	-	〃	-	US$ 3,451	N/A	US$ 3,451	
	American Gen Fin Corp. Mtn	-	〃	-	US$ 1,962	N/A	US$ 1,962	
	American Honda Fin Corp. Mtn	-	〃	-	US$ 3,107	N/A	US$ 3,107	
	Ameritech Capital Funding Co.	-	〃	-	US$ 489	N/A	US$ 489	
	Amgen Inc.	-	〃	-	US$ 2,978	N/A	US$ 2,978	
	Anz Cap Tr I	-	〃	-	US$ 984	N/A	US$ 984	
	Atlantic Richfield Co.	-	〃	-	US$ 2,216	N/A	US$ 2,216	
	Axa Finl Inc.	-	〃	-	US$ 2,147	N/A	US$ 2,147	
	Beneficial Corp. Mtn Bk Entry	-	〃	-	US$ 2,274	N/A	US$ 2,274	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Burlington Res Inc.	-	Available-for-sale financial assets	-	US$ 3,653	N/A	US$ 3,653	
	Chase Manhattan Corp. New	-	"	-	US$ 1,520	N/A	US$ 1,520	
	Chase Manhattan Corp. New	-	"	-	US$ 2,099	N/A	US$ 2,099	
	Chase Manhattan Corp. New	-	"	-	US$ 3,483	N/A	US$ 3,483	
	Cit Group Hldgs Inc.	-	"	-	US$ 2,982	N/A	US$ 2,982	
	Cit Group Inc. New	-	"	-	US$ 2,435	N/A	US$ 2,435	
	Consolidated Edison Inc.	-	"	-	US$ 2,990	N/A	US$ 2,990	
	Credit Suisse First Boston Usa	-	"	-	US$ 2,229	N/A	US$ 2,229	
	Deere John Cap Corp. Mtn Bk Ent	-	"	-	US$ 2,215	N/A	US$ 2,215	
	Depfa Acs Bank	-	"	-	US$ 20,402	N/A	US$ 20,402	
	Fleet Boston Corp.	-	"	-	US$ 2,620	N/A	US$ 2,620	
	Ge Global Ins Hldg Corp.	-	"	-	US$ 1,914	N/A	US$ 1,914	
	General Dynamics Corp.	-	"	-	US$ 2,133	N/A	US$ 2,133	
	General Elec Cap Corp. Mtn	-	"	-	US$ 3,978	N/A	US$ 3,978	
	General Elec Cap Corp. Mtn	-	"	-	US$ 3,047	N/A	US$ 3,047	
	General Elec Cap Corp. Mtn	-	"	-	US$ 2,118	N/A	US$ 2,118	
	General Re Corp.	-	"	-	US$ 3,263	N/A	US$ 3,263	
	Genworth Finl Inc.	-	"	-	US$ 3,279	N/A	US$ 3,279	
	Hancock John Global Fdg Ii Mtn	-	"	-	US$ 5,111	N/A	US$ 5,111	
	Hancock John Global Fdg Mtn	-	"	-	US$ 993	N/A	US$ 993	
	Hartford Finl Svcs Group Inc.	-	"	-	US$ 1,336	N/A	US$ 1,336	
	Hbos Plc Medium Term Sr Nts	-	"	-	US$ 3,001	N/A	US$ 3,001	
	Heller Finl Inc.	-	"	-	US$ 1,950	N/A	US$ 1,950	
	Hewlett Packard Co.	-	"	-	US$ 1,884	N/A	US$ 1,884	
	Household Fin Corp.	-	"	-	US$ 2,950	N/A	US$ 2,950	
	Household Fin Corp.	-	"	-	US$ 3,046	N/A	US$ 3,046	
	Ing Sec Life Instl Fdg	-	"	-	US$ 2,582	N/A	US$ 2,582	
	International Business Machs	-	"	-	US$ 3,555	N/A	US$ 3,555	
	Intl Lease Fin Corp. Mtn	-	"	-	US$ 2,985	N/A	US$ 2,985	
	JP Morgan Chase	-	"	-	US$ 2,001	N/A	US$ 2,001	
	Keycorp Mtn Book Entry	-	"	-	US$ 3,053	N/A	US$ 3,053	
	Lehman Brothers Hldgs Inc.	-	"	-	US$ 1,643	N/A	US$ 1,643	
	Lehman Brothers Hldgs Inc.	-	"	-	US$ 490	N/A	US$ 490	
	Lehman Brothers Hldgs Inc.	-	"	-	US$ 989	N/A	US$ 989	
	Lehman Brothers Hldgs Inc.	-	"	-	US$ 3,052	N/A	US$ 3,052	
	Lehman Brothers Hldgs Inc.	-	"	-	US$ 1,060	N/A	US$ 1,060	
	Massmutual Global Fdg Ii Mtn	-	"	-	US$ 3,737	N/A	US$ 3,737	
	Metropolitan Life Golbal Mtn	-	"	-	US$ 3,366	N/A	US$ 3,366	
	Mgic Invt Corp.	-	"	-	US$ 1,059	N/A	US$ 1,059	
	Mizuho Fin (Cayman)	-	"	-	US$ 2,148	N/A	US$ 2,148	
	Monumental Global Fdg Ii	-	"	-	US$ 1,494	N/A	US$ 1,494	
	Monunmetal Global Fdg Ii	-	"	-	US$ 2,000	N/A	US$ 2,000	
	Mony Group Inc.	-	"	-	US$ 2,137	N/A	US$ 2,137	
	Morgan Stanley	-	"	-	US$ 5,531	N/A	US$ 5,531	
	Morgan Stanley	-	"	-	US$ 1,951	N/A	US$ 1,951	
	National City Corp.	-	"	-	US$ 3,488	N/A	US$ 3,488	
	Nationwide Life Global Fdg I	-	"	-	US$ 3,631	N/A	US$ 3,631	
	Oracle Corp. / Ozark Hldg Inc.	-	"	-	US$ 2,019	N/A	US$ 2,019	
	Pepsico Inc. Mtn Book Entry	-	"	-	US$ 3,607	N/A	US$ 3,607	
	Praxair Inc.	-	"	-	US$ 3,111	N/A	US$ 3,111	
	Premark Intl Inc.	-	"	-	US$ 2,679	N/A	US$ 2,679	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Pricoa Global Fdg I Mtn	-	Available-for-sale financial assets	-	US$ 3,462	N/A	US$ 3,462	
	Principal Finl Group Australia	-	〃	-	US$ 1,008	N/A	US$ 1,008	
	Protective Life Secd Trs Mtn	-	〃	-	US$ 3,484	N/A	US$ 3,484	
	Sbc Communications Inc.	-	〃	-	US$ 3,372	N/A	US$ 3,372	
	Sbc Communications Inc.	-	〃	-	US$ 711	N/A	US$ 711	
	Simon Ppty Group LP	-	〃	-	US$ 2,513	N/A	US$ 2,513	
	Simon Ppty Group LP	-	〃	-	US$ 1,010	N/A	US$ 1,010	
	Sp Powerassests Ltd. Global	-	〃	-	US$ 993	N/A	US$ 993	
	Suntrust Bk Atlanta Ga Medium	-	〃	-	US$ 3,482	N/A	US$ 3,482	
	Unitedhealth Group Inc.	-	〃	-	US$ 1,408	N/A	US$ 1,408	
	Wachovia Corp. New	-	〃	-	US$ 3,168	N/A	US$ 3,168	
	Washington Post Co.	-	〃	-	US$ 3,018	N/A	US$ 3,018	
	Wells Fargo + Co. New Med Trm	-	〃	-	US$ 4,413	N/A	US$ 4,413	
	Corporate issued asset-backed securities							
	Americredit Auto Rec Tr	-	Available-for-sale financial assets	-	US$ 1,001	N/A	US$ 1,001	
	Americredit Automobile Rec Tr	-	〃	-	US$ 894	N/A	US$ 894	
	Americredit Automobile Receiva	-	〃	-	US$ 1,176	N/A	US$ 1,176	
	Atlantic City Elc Trns Fdgllc	-	〃	-	US$ 162	N/A	US$ 162	
	Banc Amer Coml Mtg Inc.	-	〃	-	US$ 4,591	N/A	US$ 4,591	
	Banc Amer Fdg 2006 I Tr	-	〃	-	US$ 3,762	N/A	US$ 3,762	
	Bear Stearns Adjustable Rate	-	〃	-	US$ 110	N/A	US$ 110	
	Bear Stearns Arm Tr	-	〃	-	US$ 3,081	N/A	US$ 3,081	
	Bear Stearns Arm Tr	-	〃	-	US$ 1,951	N/A	US$ 1,951	
	Bear Stearns Arm Tr	-	〃	-	US$ 247	N/A	US$ 247	
	Bear Stearns Coml Mtg Secs Inc.	-	〃	-	US$ 3,179	N/A	US$ 3,179	
	Bear Stearns Coml Mtg Secs Inc.	-	〃	-	US$ 5,099	N/A	US$ 5,099	
	Capital One Auto Fin Tr	-	〃	-	US$ 906	N/A	US$ 906	
	Capital One Auto Fin Tr	-	〃	-	US$ 3,685	N/A	US$ 3,685	
	Capital One Multi Asset Exec	-	〃	-	US$ 9,118	N/A	US$ 9,118	
	Capital One Multi Asset Execut	-	〃	-	US$ 3,991	N/A	US$ 3,991	
	Capital One Multi Asset Execut	-	〃	-	US$ 2,995	N/A	US$ 2,995	
	Capital One Prime Autó Receiva	-	〃	-	US$ 3,498	N/A	US$ 3,498	
	Capitial One Prime Auto Receiv	-	〃	-	US$ 464	N/A	US$ 464	
	Cbass Tr	-	〃	-	US$ 1,297	N/A	US$ 1,297	
	Cendant Rent Car Fdg Aesop LLC.	-	〃	-	US$ 2,663	N/A	US$ 2,663	
	Chase Mtg Fin Tr	-	〃	-	US$ 887	N/A	US$ 887	
	Chase Mtg Fin Tr	-	〃	-	US$ 1,745	N/A	US$ 1,745	
	Chase Mtg Fin Tr	-	〃	-	US$ 2,605	N/A	US$ 2,605	
	Chase Mtge Finance Corp.	-	〃	-	US$ 1,678	N/A	US$ 1,678	
	Cit Equip Coll Tr	-	〃	-	US$ 4,033	N/A	US$ 4,033	
	Citicorp Mtg Secs	-	〃	-	US$ 261	N/A	US$ 261	
	Credit Suisse First Boston Mtg	-	〃	-	US$ 1,738	N/A	US$ 1,738	
	Credit Suisse First Boston Mtg	-	〃	-	US$ 6,842	N/A	US$ 6,842	
	Credit Suisse First Boston Mtg	-	〃	-	US$ 6,704	N/A	US$ 6,704	
	Daimlerchrysler Auto Tr	-	〃	-	US$ 4,337	N/A	US$ 4,337	
	Daimlerchrysler Auto Tr	-	〃	-	US$ 1,698	N/A	US$ 1,698	
	Deere John Owner Tr	-	〃	-	US$ 2,488	N/A	US$ 2,488	
	First Franklin Mtg Ln Tr	-	〃	-	US$ 1,659	N/A	US$ 1,659	
	First Horizon	-	〃	-	US$ 45	N/A	US$ 45	
	First Un Natl Bk Coml Mtg Tr	-	〃	-	US$ 2,595	N/A	US$ 2,595	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	First Un Natl Bk Coml Mtg Tr	-	Available-for-sale financial assets	-	US$ 5,172	N/A	US$ 5,172	
	First Un Natl Bk Coml Mtg Tr	-	〃	-	US$ 2,186	N/A	US$ 2,186	
	Gs Mtg Secs Corp.	-	〃	-	US$ 1,709	N/A	US$ 1,709	
	Home Equity Mortgage Trust	-	〃	-	US$ 2,659	N/A	US$ 2,659	
	Home Equity Mtg Tr 2006 4	-	〃	-	US$ 970	N/A	US$ 970	
	Hyundai Auto Receivables Tr	-	〃	-	US$ 1,519	N/A	US$ 1,519	
	JP Morgan Mtg Tr	-	〃	-	US$ 888	N/A	US$ 888	
	JP Morgan Mtg Tr	-	〃	-	US$ 910	N/A	US$ 910	
	JP Morgan Mtg Tr	-	〃	-	US$ 863	N/A	US$ 863	
	Lb Ubs Coml Mtg Tr	-	〃	-	US$ 3,884	N/A	US$ 3,884	
	Nomura Asset Accep Corp.	-	〃	-	US$ 1,542	N/A	US$ 1,542	
	Residential Asset Mtg Prods	-	〃	-	US$ 2,200	N/A	US$ 2,200	
	Residential Fdg Mtg Secs I Inc.	-	〃	-	US$ 1,594	N/A	US$ 1,594	
	Residential Fdg Mtg Secs I Inc.	-	〃	-	US$ 3,454	N/A	US$ 3,454	
	Sequoia Mtg Tr	-	〃	-	US$ 265	N/A	US$ 265	
	Sequoia Mtg Tr	-	〃	-	US$ 340	N/A	US$ 340	
	Sequoia Mtg Tr	-	〃	-	US$ 433	N/A	US$ 433	
	Terwin Mtg Tr	-	〃	-	US$ 3,317	N/A	US$ 3,317	
	Tiaa Seasoned Coml Mtg Tr	-	〃	-	US$ 4,016	N/A	US$ 4,016	
	Usaa Auto Owner Tr	-	〃	-	US$ 4,998	N/A	US$ 4,998	
	Wamu Mtg	-	〃	-	US$ 3,242	N/A	US$ 3,242	
	Wamu Mtg Pass Through Ctfs	-	〃	-	US$ 166	N/A	US$ 166	
	Washington Mut Mtg Secs Corp.	-	〃	-	US$ 2,422	N/A	US$ 2,422	
	Wells Fargo Finl Auto Owner Tr	-	〃	-	US$ 4,956	N/A	US$ 4,956	
	Wells Fargo Mtg Backed Secs	-	〃	-	US$ 3,816	N/A	US$ 3,816	
	Wells Fargo Mtg Backed Secs	-	〃	-	US$ 3,865	N/A	US$ 3,865	
	Wells Fargo Mtg Backed Secs	-	〃	-	US$ 3,931	N/A	US$ 3,931	
	Wells Fargo Mtg Bkd Secs	-	〃	-	US$ 3,029	N/A	US$ 3,029	
	Wells Fargo Mtg Bkd Secs	-	〃	-	US$ 1,763	N/A	US$ 1,763	
	Whole Auto Ln Tr	-	〃	-	US$ 1,828	N/A	US$ 1,828	
	Government bonds							
	United States Treas Nts	-	Available-for-sale financial assets	-	US$ 5,070	N/A	US$ 5,070	
	United States Treas Nts	-	〃	-	US$ 5,613	N/A	US$ 5,613	
	United States Treas Nts	-	〃	-	US$ 42,509	N/A	US$ 42,509	
	United States Treas Nts	-	〃	-	US$ 5,160	N/A	US$ 5,160	
	United States Treas Nts	-	〃	-	US$ 3,359	N/A	US$ 3,359	
	United States Treas Nts	-	〃	-	US$ 7,758	N/A	US$ 7,758	
	United States Treas Nts	-	〃	-	US$ 25,924	N/A	US$ 25,924	
	United States Treas Nts	-	〃	-	US$ 9,735	N/A	US$ 9,735	
	Wi Treasury Sec	-	〃	-	US$ 6,500	N/A	US$ 6,500	
	Money market funds							
	Ssga Cash Mgmt Global Offshore	-	Available-for-sale financial assets	-	US$ 592,180	N/A	US$ 592,180	

(Concluded)

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE YEAR ENDED DECEMBER 30, 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 2)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands) (Note 1)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) or Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 3)
The Company	Open-end mutual funds													
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	-	22,219	$ 3,655,939	-	$ -	9,980	$ 1,650,000	$ 1,621,826	$ 28,174	12,239	$ 2,045,935
	Fuh Hwa Bond	〃	Fuh Hwa Investment Trust Co., Ltd	-	125,122	1,667,908	41,289	556,000	33,414	450,000	442,919	7,081	132,997	1,801,674
	NITC Taiwan Bond	〃	National Investment Trust Co., Ltd.	-	93,312	1,314,669	23,884	340,000	14,180	200,000	197,557	2,443	103,016	1,474,856
	ING Taiwan Bond Fund	〃	ING Securities Investment Trust Co., Ltd	-	175,156	2,639,459	85,581	1,300,000	175,156	2,656,012	2,604,862	51,150	85,581	1,310,030
	Prudential Financial Bond Fund	〃	Prudential Financial Securities Investment Trust Enterprise	-	103,751	1,516,294	-	-	20,445	300,000	295,582	4,418	83,306	1,236,728
	President James Bond	〃	Uni-President Assets Management Corp.	-	65,496	1,010,426	77,128	1,200,000	65,496	1,016,917	1,000,599	16,318	77,128	1,208,799
	JF Taiwan Bond Fund	〃	JF Asset Management (Taiwan) Ltd.	-	85,145	1,299,088	32,507	500,000	58,603	900,000	883,347	16,653	59,049	915,252
	ING Taiwan Income Bond Fund	〃	ING Securities Investment Trust Co., Ltd	-	63,947	1,012,377	-	-	9,326	150,000	145,851	4,149	54,621	878,682
	Taishin Lucky Fund	〃	Taishin Investment Trust Co., Ltd	-	78,624	806,386	-	-	9,679	100,000	98,476	1,524	68,945	718,556
	AIG Taiwan Bond Fund	〃	AIG Global Asset management Corporation (Taiwan) Ltd.	-	78,629	1,002,595	54,469	700,000	78,629	1,008,733	1,000,000	8,733	54,469	705,033
	Cathay Bond Fund	〃	Cathay Securities Investment Trust Co., Ltd	-	109,720	1,265,092	60,126	700,000	109,720	1,271,995	1,251,264	20,731	60,126	703,824
	Dresdner Bond DAM Fund	〃	Allianz Global Investors Taiwan Ltd.	-	95,553	1,107,206	17,082	200,000	58,316	680,000	668,136	11,864	54,319	639,542
	JF Taiwan First Bond Fund	〃	JF Asset Management (Taiwan) Limited	-	66,826	939,082	42,360	600,000	73,862	1,044,083	1,026,603	17,480	35,324	504,206
	HSBC Taiwan Money Management	〃	HSBC Asset Management (Taiwan) Ltd.	-	34,093	506,250	-	-	6,677	100,000	98,059	1,941	27,416	413,504
	ING Taiwan Select Bond Fund	〃	ING Securities Investment Trust Co., Ltd	-	76,593	868,076	-	-	76,593	872,639	857,682	14,957	-	-
	Shinkong Chi-Shin Fund	〃	Shinkong Investment Trust Co., Ltd	-	62,183	890,660	-	-	62,183	896,299	879,940	16,359	-	-
	TIIM High Yield Fund	〃	Taiwan International Investment management	-	44,685	554,863	-	-	44,685	557,263	550,724	6,539	-	-
	JIH SUN Bond Fund	〃	JIH SUN Securities Investment Trust Co., Ltd	-	88,165	1,202,901	-	-	88,165	1,209,618	1,200,000	9,618	-	-
	Mega Diamond Bond Fund	〃	Mega Investment Trust Co., Ltd	-	139,333	1,602,947	94,744	1,100,000	234,077	2,721,023	2,700,000	21,023	-	-
	Polaris De-Bao Fund	〃	Polaris Internationa Securities Investment Trust Co., Ltd	-	63,273	701,069	17,862	200,000	81,135	909,936	900,000	9,936	-	-
	Government bond													
	2003 Government Bond Series B	Available-for-sale financial assets	Chung Shing Bills Finance Corp. and several financial institutions	-	-	998,288	-	1,348,634	-	-	-	-	-	2,349,163
	2004 Government Bond Series B	〃	〃	-	-	999,779	-	200,280	-	-	-	-	-	1,197,121
	2006 Government Bond Series D	〃	〃	-	-	-	-	400,778	-	-	-	-	-	399,733
	2004 Government Bond Series G	〃	〃	-	-	-	-	201,561	-	-	-	-	-	200,065
	2005 Government Bond Series A	Held-to-maturity financial assets	〃	-	-	3,049,919	-	-	-	3,050,000	3,050,000	-	-	-
	2002 Government Bond Series B	〃	〃	-	-	350,399	-	-	-	350,000	350,000	-	-	-
	2004 Kaohsiung Municipal Series A	〃	〃	-	-	620,000	-	-	-	620,000	620,000	-	-	-
	2004 Kaohsiung Municipal Series B	〃	〃	-	-	249,998	-	-	-	250,000	250,000	-	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 2)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands) (Note 1)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 3)
	Corporate bond													
	Taiwan Power Company	Available-for-sale financial assets	Chung Shing Bills Finance Corp.	-	-	$ 1,046,799	-	$ -	-	$ 150,000	$ 150,000	$ -	-	$ 899,200
	Taiwan Power Company	Held-to-maturity financial assets	〃	-	-	4,080,391	-	-	-	1,460,000	1,460,000	-	-	2,630,064
	Nan Ya Plastics Corporation	〃	〃	-	-	2,773,810	-	-	-	970,000	970,000	-	-	1,804,346
	CPC Corporation, Taiwan	〃	〃	-	-	1,451,378	-	-	-	250,000	250,000	-	-	1,200,318
	Formosa Plastic Corporation	〃	〃	-	-	516,663	-	-	-	136,000	136,000	-	-	391,134
	Stock													
	VIS	Investee accounted for using equity method	-	Investment accounted for using equity method	442,262	5,741,870	173,979	4,927,865	-	-	-	-	616,240	11,024,568
	XinTec	〃	-	Investee with a controlling financial interest	-	-	91,703	1,357,890	-	-	-	-	91,703	1,501,521
	Capital													
	VTAF II	Investee accounted for using equity method	-	Subsidiary	-	733,130	-	310,157	-	-	-	-	-	1,170,841
	VTAF III	〃	-	〃	-	228,005	-	729,914	-	-	-	-	-	906,536
TSMC Global	Agency bonds													
	Fed Hm Ln Pc Pool 1g1282	Available-for-sale financial assets	-	-	-	-	-	US$ 4,378	-	-	-	-	-	US$ 4,077
	Fed Hm Ln Pc Pool 1g1411	〃	-	-	-	-	-	US$ 4,424	-	-	-	-	-	US$ 3,618
	Fed Hm Ln Pc Pool 1g1616	〃	-	-	-	-	-	US$ 4,436	-	US$ 4,329	US$ 4,280	US$ 49	-	-
	Fed Hm Ln Pc Pool 1g1921	〃	-	-	-	-	-	US$ 4,404	-	US$ 4,276	US$ 4,277	US$ (1)	-	-
	Fed Hm Ln Pc Pool 1g2162	〃	-	-	-	-	-	US$ 5,757	-	US$ 5,749	US$ 5,723	US$ 26	-	-
	Fed Hm Ln Pc Pool 1g2593	〃	-	-	-	-	-	US$ 5,600	-	US$ 5,587	US$ 5,557	US$ 30	-	-
	Fed Hm Ln Pc Pool 1j0410	〃	-	-	-	-	-	US$ 6,024	-	US$ 5,650	US$ 5,644	US$ 6	-	-
	Fed Hm Ln Pc Pool 847628	〃	-	-	-	US$ 3,796	-	-	-	US$ 3,101	US$ 3,091	US$ 10	-	-
	Fed Hm Ln Pc Pool G12009	〃	-	-	-	-	-	US$ 3,935	-	US$ 3,603	US$ 3,563	US$ 40	-	-
	Federal Home Ln Mtg	〃	-	-	-	-	-	US$ 6,513	-	US$ 5,270	US$ 5,247	US$ 23	-	-
	Federal Home Ln Mtg Corp	〃	-	-	-	US$ 3,917	-	-	-	US$ 3,257	US$ 3,225	US$ 32	-	-
	Federal Home Ln Mtg Corp	〃	-	-	-	US$ 4,464	-	-	-	US$ 3,194	US$ 3,175	US$ 19	-	-
	Federal Home Ln Mtg Corp	〃	-	-	-	US$ 8,535	-	-	-	US$ 6,783	US$ 6,743	US$ 40	-	-
	Federal Home Ln Mtg Corp	〃	-	-	-	US$ 3,743	-	-	-	US$ 3,511	US$ 3,492	US$ 19	-	-
	Federal Home Ln Mtg Corp	〃	-	-	-	-	-	US$ 3,868	-	US$ 3,258	US$ 3,246	US$ 12	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 2)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands) (Note 1)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 3)
	Federal Home Ln Mtg Corp	Available-for-sale financial assets	-	-	-	US$ -	-	US$ 4,354	-	US$ 3,626	US$ 3,622	US$ 4	-	US$ -
	Federal National Mort Assoc	〃	-	-	-	-	-	US$ 3,250	-	-	-	-	-	US$ 2,844
	Federal Natl Mtg Assn	〃	-	-	-	US$ 4,290	-	-	-	US$ 3,170	US$ 3,159	US$ 11	-	-
	Federal Natl Mtg Assn Mtn	〃	-	-	-	-	-	US$ 3,733	-	US$ 3,489	US$ 3,464	US$ 25	-	-
	Fnma Pool 691283	〃	-	-	-	-	-	US$ 3,486	-	-	-	-	-	US$ 3,442
	Fnma Pool 813641	〃	-	-	-	US$ 3,720	-	-	-	US$ 3,004	US$ 2,989	US$ 15	-	-
	Fnma Pool 825398	〃	-	-	-	US$ 4,224	-	-	-	US$ 3,606	US$ 3,555	US$ 51	-	-
	Fnma Pool 888249	〃	-	-	-	-	-	US$ 4,822	-	US$ 4,402	US$ 4,364	US$ 38	-	US$ 60
	Fnma Pool 888388	〃	-	-	-	-	-	US$ 6,530	-	US$ 6,270	US$ 6,217	US$ 53	-	-
	Fnma Pool 888738	〃	-	-	-	-	-	US$ 5,062	-	-	-	-	-	US$ 4,935
	Fnma Pool 888793	〃	-	-	-	-	-	US$ 5,823	-	-	-	-	-	US$ 5,697
	Fnma Pool 900296	〃	-	-	-	-	-	US$ 4,336	-	-	-	-	-	US$ 3,276
	Fed Home Ln Bank	〃	-	-	-	-	-	US$ 5,035	-	-	-	-	-	US$ 5,175
	Federal Farm Cr Bks	〃	-	-	-	-	-	US$ 3,411	-	-	-	-	-	US$ 3,511
	Federal Home Ln Bks	〃	-	-	-	US$ 4,920	-	-	-	US$ 4,938	US$ 4,872	US$ 66	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 2,991	-	-	-	US$ 3,027	US$ 2,987	US$ 40	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 12,279	-	-	-	US$ 12,367	US$ 12,233	US$ 134	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 5,365	-	US$ 5,532	US$ 5,365	US$ 167	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 6,905	-	-	-	US$ 6,947	US$ 6,881	US$ 66	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 5,898	-	-	-	US$ 6,032	US$ 5,907	US$ 125	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 18,951	-	-	-	-	-	US$ 19,023
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 5,098	-	-	-	-	-	US$ 5,134
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 4,494	-	US$ 4,610	US$ 4,494	US$ 116	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 8,983	-	US$ 9,000	US$ 8,983	US$ 17	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 8,137	-	US$ 8,235	US$ 8,137	US$ 98	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 7,506	-	-	-	US$ 7,500	US$ 7,490	US$ 10	-	-
	Federal Home Ln Mtg Corp	〃	-	-	-	US$ 5,948	-	-	-	US$ 5,966	US$ 5,930	US$ 36	-	-
	Federal Home Ln Mtg Corp	〃	-	-	-	US$ 6,440	-	-	-	US$ 6,453	US$ 6,410	US$ 43	-	-
	Federal Home Ln Mtg Corp	〃	-	-	-	-	-	US$ 6,000	-	-	-	-	-	-
	Federal Home Ln Mtg Corp Mtn	〃	-	-	-	-	-	US$ 3,199	-	US$ 3,236	US$ 3,199	US$ 37	-	-
	Federal Home Ln Mtg Disc Nts	〃	-	-	-	-	-	US$ 21,985	-	-	-	-	-	US$ 22,342
	Federal Home Loan Bank	〃	-	-	-	-	-	US$ 5,075	-	US$ 5,158	US$ 5,075	US$ 83	-	-
	Federal Home Loan Bank	〃	-	-	-	-	-	US$ 5,083	-	US$ 4,981	US$ 5,083	US$ (102)	-	-
	Federal Home Loan Bank	〃	-	-	-	-	-	US$ 4,518	-	-	-	-	-	US$ 4,621
	Federal Home Loan Bank	〃	-	-	-	-	-	US$ 3,453	-	US$ 3,472	US$ 3,453	US$ 19	-	-
	Federal Home Loan Banks	〃	-	-	-	US$ 8,049	-	US$ 21,356	-	US$ 8,201	US$ 8,081	US$ 120	-	US$ 21,500
	Federal Natl Mtg Assn	〃	-	-	-	US$ 4,365	-	-	-	US$ 4,440	US$ 4,364	US$ 76	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 5,915	-	-	-	US$ 5,933	US$ 5,885	US$ 48	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 19,766	-	-	-	US$ 19,844	US$ 19,702	US$ 142	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,595	-	US$ 4,652	US$ 4,595	US$ 57	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,982	-	US$ 5,093	US$ 4,982	US$ 111	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,500	-	US$ 4,509	US$ 4,500	US$ 9	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 5,102	-	-	-	-	-	US$ 5,169
	Federal Natl Mtg Assn	〃	-	-	-	US$ 10,467	-	-	-	US$ 10,477	US$ 10,459	US$ 18	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 7,868	-	-	-	US$ 7,926	US$ 7,834	US$ 92	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 14,974	-	-	-	US$ 14,993	US$ 14,931	US$ 62	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 3,943	-	-	-	US$ 3,957	US$ 3,950	US$ 7	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 6,500	-	US$ 6,505	US$ 6,500	US$ 5	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,982	-	US$ 5,002	US$ 4,982	US$ 20	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 8,458	-	US$ 8,542	US$ 8,458	US$ 84	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 2)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands) (Note 1)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 3)
	Federal Natl Mtg Assn	Available-for-sale financial assets	-	-	-	US$ -	-	US$ 4,997	-	US$ 5,027	US$ 4,997	US$ 30	-	US$ -
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,994	-	US$ 5,024	US$ 4,994	US$ 30	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 6,511	-	-	-	US$ 6,514	US$ 6,516	US$ (2)	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,368	-	US$ 4,319	US$ 4,368	US$ (49)	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,500	-	-	-	-	-	-
	Corporate bonds													
	American Express Co	Available-for-sale financial assets	-	-	-	US$ 3,452	-	-	-	US$ 3,466	US$ 3,431	US$ 35	-	-
	American Honda Fin Corp Mtn	〃	-	-	-	US$ 3,092	-	US$ 6,220	-	US$ 6,297	US$ 6,220	US$ 77	-	US$ 3,107
	Bank One Corp	〃	-	-	-	US$ 3,365	-	-	-	US$ 3,422	US$ 3,325	US$ 97	-	-
	Bear Stearns Cos Inc	〃	-	-	-	US$ 3,379	-	-	-	US$ 3,395	US$ 3,340	US$ 55	-	-
	Bp Cap Mkts P L C	〃	-	-	-	-	-	US$ 4,496	-	US$ 4,575	US$ 4,496	US$ 79	-	-
	Burlington Res Inc	〃	-	-	-	-	-	US$ 3,648	-	-	-	-	-	US$ 3,653
	Chase Manhattan Corp New	〃	-	-	-	US$ 5,077	-	-	-	US$ 3,536	US$ 3,565	US$ (29)	-	US$ 1,520
	Chase Manhattan Corp New	〃	-	-	-	-	-	US$ 3,480	-	-	-	-	-	US$ 3,483
	Citigroup Fdg Inc	〃	-	-	-	-	-	US$ 4,587	-	US$ 4,591	US$ 4,587	US$ 4	-	-
	Credit Suisse First Boston Usa	〃	-	-	-	-	-	US$ 3,175	-	US$ 3,105	US$ 3,175	US$ (70)	-	-
	Deere John Cap Corp	〃	-	-	-	US$ 4,928	-	-	-	US$ 4,945	US$ 4,899	US$ 46	-	-
	Deere John Cap Corp	〃	-	-	-	-	-	US$ 5,900	-	US$ 6,005	US$ 5,900	US$ 105	-	-
	Depfa Acs Bank	〃	-	-	-	-	-	US$ 19,985	-	-	-	-	-	US$ 20,402
	Emerson Elec Co	〃	-	-	-	US$ 3,215	-	-	-	US$ 3,217	US$ 3,222	US$ (5)	-	-
	European Invt Bk	〃	-	-	-	US$ 3,970	-	-	-	US$ 3,973	US$ 3,930	US$ 43	-	-
	European Invt Bk	〃	-	-	-	US$ 6,057	-	-	-	US$ 6,317	US$ 5,994	US$ 323	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 7,937	-	-	-	US$ 7,964	US$ 7,937	US$ 27	-	-
	General Elec Cap Corp Mtn	〃	-	-	-	US$ 8,759	-	-	-	US$ 8,793	US$ 8,716	US$ 77	-	-
	General Elec Cap Corp Mtn	〃	-	-	-	-	-	US$ 4,816	-	US$ 4,816	US$ 4,816	-	-	-
	General Elec Cap Corp Mtn	〃	-	-	-	US$ 8,282	-	US$ 2,993	-	US$ 8,414	US$ 8,268	US$ 146	-	US$ 3,047
	Genworth Finl Inc	〃	-	-	-	-	-	US$ 3,250	-	-	-	-	-	US$ 3,279
	Goldman Sachs Group Inc	〃	-	-	-	US$ 4,989	-	-	-	US$ 5,011	US$ 4,941	US$ 70	-	-
	Goldman Sachs Group Inc	〃	-	-	-	US$ 3,456	-	-	-	US$ 3,471	US$ 3,453	US$ 18	-	-
	Hartford Finl Svcs Group Inc	〃	-	-	-	US$ 5,037	-	-	-	US$ 5,023	US$ 5,048	US$ (25)	-	-
	Hbos Plc Medium Term Sr Nts	〃	-	-	-	US$ 3,205	-	-	-	US$ 3,215	US$ 3,182	US$ 33	-	-
	Household Fin Corp	〃	-	-	-	-	-	US$ 3,120	-	-	-	-	-	US$ 3,046
	Hsbc Fin Corp	〃	-	-	-	US$ 3,028	-	-	-	US$ 3,028	US$ 3,028	-	-	-
	Hsbc Fin Corp	〃	-	-	-	-	-	US$ 4,468	-	US$ 4,469	US$ 4,468	US$ 1	-	-
	Hsbc Fin Corp Mtn	〃	-	-	-	US$ 5,096	-	-	-	US$ 5,114	US$ 5,066	US$ 48	-	-
	International Business Machs	〃	-	-	-	-	-	US$ 3,496	-	-	-	-	-	US$ 3,555
	Intl Lease Fin Corp Mtn	〃	-	-	-	US$ 4,138	-	-	-	US$ 4,161	US$ 4,118	US$ 43	-	-
	J P Morgan Chase + Co	〃	-	-	-	US$ 3,298	-	-	-	US$ 3,288	US$ 3,310	US$ (22)	-	-
	Key Bk Na Med Term Nts Bk Entr	〃	-	-	-	US$ 4,401	-	-	-	US$ 4,435	US$ 4,393	US$ 42	-	-
	Lehman Brothers Hldgs Inc	〃	-	-	-	US$ 3,150	-	-	-	US$ 3,152	US$ 3,150	US$ 2	-	-
	Lehman Brothers Hldgs Inc	〃	-	-	-	-	-	US$ 3,150	-	-	-	-	-	US$ 3,052
	Marshall + Ilsley Corp	〃	-	-	-	US$ 8,420	-	-	-	US$ 8,487	US$ 8,453	US$ 34	-	-
	Massmutual Global Fdg Ii Mtn	〃	-	-	-	-	-	US$ 3,647	-	-	-	-	-	US$ 3,737
	Mbna America Bank Na Y	〃	-	-	-	US$ 6,403	-	-	-	US$ 6,490	US$ 6,437	US$ 53	-	-
	Merrill Lynch + Co Inc	〃	-	-	-	US$ 3,453	-	-	-	US$ 3,464	US$ 3,426	US$ 38	-	-
	Merrill Lynch + Co Inc	〃	-	-	-	US$ 4,865	-	-	-	US$ 4,880	US$ 4,842	US$ 38	-	-
	Metropolitan Life Global Mtn	〃	-	-	-	US$ 3,369	-	-	-	US$ 3,452	US$ 3,361	US$ 91	-	-
	Metropolitan Life Golbal Mtn	〃	-	-	-	-	-	US$ 3,325	-	-	-	-	-	US$ 3,366

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance Shares/Units (In Thousands)	Beginning Balance Amount (US$ in Thousands)	Acquisition Shares/Units (In Thousands) (Note 1)	Acquisition Amount (US$ in Thousands)	Disposal (Note 2) Shares/Units (In Thousands)	Disposal (Note 2) Amount (US$ in Thousands)	Disposal (Note 2) Carrying Value (US$ in Thousands)	Disposal (Note 2) Gain (Loss) on Disposal (US$ in Thousands)	Ending Balance Shares/Units (In Thousands)	Ending Balance Amount (US$ in Thousands) (Note 3)
	Morgan Stanley	Available-for-sale financial assets	-	-	-	US$ 2,126	-	US$ 3,337	-	US$ -	US$ -	US$ -	-	US$ 5,531
	Nucor Corp	〃	-	-	-	US$ 3,797	-	-	-	US$ 3,790	US$ 3,811	US$ (21)	-	-
	Public Svc Elec Gas Co	〃	-	-	-	US$ 3,682	-	-	-	US$ 3,735	US$ 3,684	US$ 51	-	-
	Slm Corp Medium Term Nts	〃	-	-	-	US$ 8,998	-	-	-	US$ 9,008	US$ 8,949	US$ 59	-	-
	Vodafone Airtouch Plc	〃	-	-	-	US$ 4,449	-	-	-	US$ 4,403	US$ 4,477	US$ (74)	-	-
	Wachovia Corp New	〃	-	-	-	-	-	US$ 3,100	-	-	-	-	-	US$ 3,168
	Wachovia Corp New	〃	-	-	-	-	-	US$ 3,491	-	US$ 3,484	US$ 3,491	US$ (7)	-	-
	Wachovia Corp New	〃	-	-	-	US$ 2,040	-	US$ 1,534	-	US$ 3,563	US$ 3,582	US$ (19)	-	-
	Washington Mut Bk Fa	〃	-	-	-	US$ 3,997	-	-	-	US$ 3,998	US$ 4,000	US$ (2)	-	-
	Corporate issued asset-backed securities													
	American Home Mtg Assets Tr	Available-for-sale financial assets	-	-	-	-	-	US$ 3,382	-	US$ 3,187	US$ 3,380	US$ (193)	-	-
	Americredit Automobile Rec Tr	〃	-	-	-	US$ 3,269	-	-	-	US$ 3,196	US$ 3,216	US$ (20)	-	-
	Ba Cr Card Tr	〃	-	-	-	US$ 4,300	-	-	-	US$ 4,260	US$ 4,350	US$ (90)	-	-
	Banc Amer Coml Mtg Inc	〃	-	-	-	-	-	US$ 4,591	-	-	-	-	-	US$ 4,591
	Bear Stearns Coml Mtg Secs Inc	〃	-	-	-	-	-	US$ 5,259	-	-	-	-	-	US$ 5,099
	Capital Auto Receivables Asset	〃	-	-	-	US$ 3,243	-	-	-	US$ 3,243	US$ 3,232	US$ 11	-	-
	Capital One Multi Asset Exec	〃	-	-	-	-	-	US$ 8,998	-	-	-	-	-	US$ 9,118
	Capital One Prime Auto Rec	〃	-	-	-	US$ 3,981	-	-	-	US$ 3,995	US$ 3,999	US$ (4)	-	-
	Capital One Prime Auto Receiva	〃	-	-	-	-	-	US$ 3,500	-	-	-	-	-	US$ 3,498
	Caterpillar Finl Asset Tr	〃	-	-	-	US$ 8,142	-	-	-	US$ 8,181	US$ 8,089	US$ 92	-	-
	Cendant Rent Car Fdg Aesop Llc	〃	-	-	-	US$ 9,297	-	-	-	US$ 4,493	US$ 4,433	US$ 60	-	US$ 2,663
	Credit Suisse First Boston Mtg	〃	-	-	-	-	-	US$ 7,613	-	-	-	-	-	US$ 6,842
	Credit Suisse First Boston Mtg	〃	-	-	-	-	-	US$ 7,637	-	-	-	-	-	US$ 6,704
	First Un Natl Bk Coml Mtg Tr	〃	-	-	-	-	-	US$ 5,188	-	-	-	-	-	US$ 5,172
	Ford Credit Auto Owner Trust	〃	-	-	-	US$ 4,324	-	-	-	US$ 4,321	US$ 4,310	US$ 11	-	-
	Gsamp Tr	〃	-	-	-	US$ 4,251	-	-	-	US$ 3,868	US$ 4,241	US$ (373)	-	-
	Harley Davidson Motorcycle Tr	〃	-	-	-	US$ 5,825	-	-	-	US$ 3,933	US$ 3,904	US$ 29	-	-
	Hertz Veh Fing Llc	〃	-	-	-	US$ 5,319	-	-	-	US$ 5,278	US$ 5,284	US$ (6)	-	-
	Honda Auto Receivables	〃	-	-	-	-	-	US$ 3,373	-	US$ 3,381	US$ 3,373	US$ 8	-	-
	Hyundai Auto Receivables Tr	〃	-	-	-	US$ 3,928	-	-	-	US$ 3,460	US$ 3,443	US$ 17	-	-
	Lb Ubs Coml Mtg Tr	〃	-	-	-	US$ 3,493	-	-	-	US$ 3,177	US$ 3,101	US$ 76	-	-
	Lb Ubs Coml Mtg Tr	〃	-	-	-	-	-	US$ 3,884	-	-	-	-	-	US$ 3,884
	Mbna Cr Card Master Nt Tr	〃	-	-	-	-	-	US$ 4,500	-	US$ 4,449	US$ 4,500	US$ (51)	-	-
	Mbna Master Cr Card Tr Ii	〃	-	-	-	US$ 7,605	-	-	-	US$ 7,552	US$ 7,653	US$ (101)	-	-
	Merrill Lynch Mtg Invs Inc	〃	-	-	-	US$ 5,887	-	-	-	US$ 4,630	US$ 4,988	US$ (358)	-	-
	Nissan Auto Receivables	〃	-	-	-	US$ 3,928	-	-	-	US$ 3,928	US$ 3,943	US$ (15)	-	-
	Providian Gateway Owner Tr	〃	-	-	-	US$ 3,942	-	-	-	US$ 3,961	US$ 3,911	US$ 50	-	-
	Stuctured Adj Rate Mtg Ln Tr	〃	-	-	-	-	-	US$ 3,981	-	US$ 3,786	US$ 3,887	US$ (101)	-	-
	Tiaa Seasoned Coml Mtg Tr	〃	-	-	-	-	-	US$ 4,171	-	-	-	-	-	US$ 4,016
	Tw Hotel Fdg 2005 Llc	〃	-	-	-	US$ 4,103	-	-	-	US$ 3,325	US$ 3,338	US$ (13)	-	-
	Usaa Auto Owner Tr	〃	-	-	-	-	-	US$ 4,999	-	-	-	-	-	US$ 4,998
	Usaa Auto Owner Tr	〃	-	-	-	US$ 4,238	-	-	-	US$ 4,260	US$ 4,246	US$ 14	-	-
	Wamu Mtg	〃	-	-	-	-	-	US$ 3,656	-	-	-	-	-	US$ 3,242
	Wamu Mtg Pass Thru Ctfs Tr	〃	-	-	-	-	-	US$ 4,854	-	US$ 3,760	US$ 4,048	US$ (288)	-	-
	Wells Fargo Finl Auto Owner Tr	〃	-	-	-	US$ 4,986	-	-	-	US$ 3,535	US$ 3,515	US$ 20	-	-
	Wells Fargo Mtg Backed Secs	〃	-	-	-	-	-	US$ 3,935	-	-	-	-	-	US$ 3,816
	Wells Fargo Mtg Backed Secs	〃	-	-	-	-	-	US$ 4,008	-	-	-	-	-	US$ 3,931

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 2)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands) (Note 1)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 3)
	Government bonds													
	United States Treas Nt	Available-for-sale financial assets	-	-	-	US$ -	-	US$ 42,302	-	US$ 42,891	US$ 42,302	US$ 589	-	US$ -
	United States Treas Nt	〃	-	-	-	-	-	US$ 5,059	-	US$ 5,007	US$ 5,059	US$ (52)	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 60,837	-	US$ 34,754	US$ 34,896	US$ (142)	-	US$ 25,924
	United States Treas Nts	〃	-	-	-	-	-	US$ 6,837	-	US$ 7,052	US$ 6,837	US$ 215	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 8,073	-	US$ 3,037	US$ 3,036	US$ 1	-	US$ 5,070
	United States Treas Nts	〃	-	-	-	-	-	US$ 33,800	-	US$ 34,440	US$ 33,800	US$ 640	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 25,041	-	US$ 25,606	US$ 25,041	US$ 565	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 11,676	-	US$ 6,121	US$ 6,092	US$ 29	-	US$ 5,613
	United States Treas Nts	〃	-	-	-	US$ 5,936	-	-	-	US$ 5,936	US$ 5,944	US$ (8)	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 12,876	-	US$ 13,318	US$ 12,876	US$ 442	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 6,957	-	US$ 6,935	US$ 6,957	US$ (22)	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 15,113	-	US$ 10,313	US$ 10,056	US$ 257	-	US$ 5,160
	United States Treas Nts	〃	-	-	-	-	-	US$ 10,746	-	US$ 10,768	US$ 10,746	US$ 22	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 5,078	-	US$ 5,170	US$ 5,078	US$ 92	-	-
	United States Treas Nts	〃	-	-	-	US$ 12,350	-	-	-	US$ 12,363	US$ 12,295	US$ 68	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 109,310	-	US$ 67,657	US$ 67,440	US$ 217	-	US$ 42,509
	United States Treas Nts	〃	-	-	-	-	-	US$ 46,901	-	US$ 44,003	US$ 43,603	US$ 400	-	US$ 3,359
	United States Treas Nts	〃	-	-	-	-	-	US$ 20,692	-	US$ 21,138	US$ 20,692	US$ 446	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 34,573	-	US$ 34,574	US$ 34,573	US$ 1	-	-
	United States Treas Nts	〃	-	-	-	US$ 60,929	-	-	-	US$ 60,813	US$ 61,165	US$ (352)	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 19,628	-	US$ 19,903	US$ 19,628	US$ 275	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 26,131	-	US$ 26,501	US$ 26,131	US$ 370	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 146,634	-	US$ 139,925	US$ 138,892	US$ 1,033	-	US$ 7,758
	United States Treas Nts	〃	-	-	-	-	-	US$ 16,788	-	US$ 16,766	US$ 16,788	US$ (22)	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 271,758	-	US$ 271,969	US$ 271,758	US$ 211	-	-
	United States Treas Nts	〃	-	-	-	US$ 4,009	-	-	-	US$ 4,019	US$ 3,996	US$ 23	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 29,438	-	US$ 20,089	US$ 19,959	US$ 130	-	US$ 9,735
	United States Treas Nts	〃	-	-	-	US$ 56,526	-	US$ 131,185	-	US$ 187,636	US$ 187,804	US$ (168)	-	-
	United States Treas Nts	〃	-	-	-	-	-	US$ 8,596	-	US$ 8,552	US$ 8,596	US$ (44)	-	-
	Us Treas Nts	〃	-	-	-	-	-	US$ 14,102	-	US$ 14,203	US$ 14,102	US$ 101	-	-
	Us Treasury Nts	〃	-	-	-	US$ 4,834	-	-	-	US$ 4,927	US$ 4,827	US$ 100	-	-
	Us Treasury Nts	〃	-	-	-	-	-	US$ 30,867	-	US$ 31,573	US$ 30,867	US$ 706	-	-
	Us Treasury Nts	〃	-	-	-	US$ 5,467	-	-	-	US$ 5,517	US$ 5,456	US$ 61	-	-
	Us Treasury Nts	〃	-	-	-	-	-	US$ 10,362	-	US$ 10,369	US$ 10,362	US$ 7	-	-
	Wi Treasury Sec	〃	-	-	-	-	-	US$ 59,595	-	US$ 53,577	US$ 53,189	US$ 388	-	US$ 6,500

(Concluded)

Note 1: The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2: The data for marketable securities disposed, exclude bonds maturities.

Note 3: The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/losses on financial assets or equity in earnings of equity method investees.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount			
The Company	Fab	January 4, 2007	$ 198,000	By the construction progress	Lead Fu Industry Corp.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchases/Sales	Amount	% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance	% to Total	
The Company	TSMC-North America	Subsidiary	Sales	$ 192,846,641	61	Net 30 days after invoice date	-	-	$ 26,626,880	60	
	GUC	Investee with a controlling financial interest	Sales	795,232	-	Net 30 days after monthly closing	-	-	74,003	-	
	TSMC-Shanghai	Subsidiary	Sales	155,799	-	Net 30 days after monthly closing	-	-	-	-	
	WaferTech	Indirect subsidiary	Purchases	8,774,750	18	Net 30 days after monthly closing	-	-	(784,280)	6	
	TSMC-Shanghai	Subsidiary	Purchases	5,828,541	12	Net 30 days after monthly closing	-	-	(596,581)	5	
	SSMC	Investee accounted for using equity method	Purchases	5,468,410	11	Net 30 days after monthly closing	-	-	(655,029)	5	
	VIS	Investee accounted for using equity method	Purchases	4,188,107	9	Net 30 days after monthly closing	-	-	(838,584)	7	
GUC	TSMC-North America	Same parent company	Purchases	1,766,788	54	Net 30 days after invoice date/net 45 days after monthly closing	-	-	(139,402)	16	
XinTec	VisEra	Same president	Sales	1,050,497	31	Net 45 days after shipping	-	-	10,120	2	
	OmniVision	Parent company of director (represented for XinTec)	Sales	1,813,412	54	Net 45 days after shipping	-	-	431,801	84	

Note: The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Ending Balance	Turnover Days (Note)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken		
The Company	TSMC-North America	Subsidiary	$ 26,725,765	41	$ 8,164,297	Accelerate demand on account receivable	$ 4,521,960	$ -
	TSMC-Shanghai	Subsidiary	151,037	-	-	-	-	-
	GUC	Investee with a controlling financial interest	118,749	-	8,081	Accelerate demand on account receivable	-	-
XinTec	VisEra	Same president	10,120	69	1,075	Accelerate demand on account receivable	-	-
	OmniVision	Parent company of director (represented for XinTec)	431,801	43	-	-	-	-

Note: The calculation of turnover days excludes other receivables from related parties.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2007			Net Income (Losses) of the Investee	Equity in the Earnings (Losses) (Note 2)	Note
				December 31, 2007	December 31, 2006	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Note 1)			
The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities	$ 42,327,245	$ 42,327,245	1	100	$ 44,204,188	$ 2,321,568	$ 2,321,568	Subsidiary
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	27,688,565	562,155	562,155	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,047,681	8,119,816	616,240	36	11,024,568	4,321,071	1,085,203	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	8,840,895	8,840,895	463	39	9,092,741	3,552,556	1,180,962	Investee accounted for using equity method
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	-	100	8,622,715	(959,387)	(957,835)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,734,180	302,505	302,505	Subsidiary
	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	2,255,647	253,276	253,276	Subsidiary
	XinTec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	-	91,703	43	1,501,521	501,174	182,265	Investee with a controlling financial interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies	1,095,622	785,465	-	98	1,170,841	140,497	137,687	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies	973,459	243,545	-	98	906,536	(41,533)	(40,702)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	42,572	37	823,552	732,585	251,198	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,019,042	1,418,717	-	99	467,873	137,202	136,516	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	-	36	173,429	59,407	8,573	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	-	36	171,658	58,751	7,822	Subsidiary
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	104,929	3,531	3,531	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	-	100	88,702	31,366	31,366	Subsidiary
	TSMC-Korea	Seoul, Korea	Marketing activities	13,656	13,656	80	100	16,436	2,140	2,140	Subsidiary

Note 1: The treasury stock is deducted from the carrying value.

Note 2: Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousand)	Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2007 (US$ in Thousand)	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2007 (US$ in Thousand)	Percentage of Ownership
					Outflow (US$ in Thousand)	Inflow		
TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ 12,180,367 (RMB 3,070,623)	(Note 1)	$ 12,180,367 (US$ 371,000)	$ -	$ -	$ 12,180,367 (US$ 371,000)	100%

Equity in the Earnings (Losses) (Note 2)	Carrying Value as of December 31, 2007	Accumulated Inward Remittance of Earnings as of December 31, 2007	Accumulated Investment in Mainland China as of December 31, 2007 (US$ in Thousand)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousand)	Upper Limit on Investment (US$ in Thousand)
$ (957,835)	$ 8,622,715	$ -	$ 12,180,367 (US$ 371,000)	$ 12,180,367 (US$ 371,000)	$ 12,180,367 (US$ 371,000)

Note 1: Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2: Amount was recognized based on the reviewed financial statements.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

A. FOR THE YEAR ENDED DECEMBER 31, 2007

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions			
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
0	TSMC	TSMC-NA	1	Sales	$ 192,846,641	-	59%
				Receivables from related parties	26,626,880	-	5%
				Other receivables from related parties	98,885	-	-
				Payables to related parties	13,392	-	-
		TSMC-Shanghai	1	Sales	155,799	-	-
				Purchases	5,828,541	-	2%
				Gain on disposal of property, plant and equipment	216,267	-	-
				Technical service income	121,771	-	-
				Other receivables from related parties	151,037	-	-
				Payables to related parties	596,581	-	-
				Deferred credits	510,564	-	-
		TSMC-Japan	1	Marketing expenses - commission	220,858	-	-
				Payables to related parties	18,449	-	-
		TSMC-Europe	1	Marketing expenses - commission	316,748	-	-
				Payables to related parties	37,046	-	-
		TSMC-Korea	1	Marketing expenses - commission	26,818	-	-
		GUC	1	Sales	795,232	-	-
				General and administrative expenses - rental expense	6,139	-	-
				Research and development expenses	56,887	-	-
				Receivables from related parties	74,003	-	-
				Payables to related parties	7,411	-	-
		TSMC Technology	1	Payables to related parties	39,403	-	-
				Research and development expenses	354,423	-	-
		WaferTech	1	Sales	10,301	-	-
				Purchases	8,774,750	-	3%
				Payables to related parties	784,280	-	-
		TSMC Canada	1	Research and development expenses	129,665	-	-
1	TSMC International	TSMC Technology	3	Deferred royalty income	640,658	-	-
2	TSMC Partners	TSMC International	3	Other receivables	9,901,544	-	2%
				Deferred revenue	8,773,454	-	2%
3	GUC	TSMC-NA	3	Purchases	1,766,788	-	1%
				Manufacturing overhead	189,410	-	-
				Payables to related parties	139,402	-	-
		GUC-NA	3	Operating expenses	60,010	-	-

Note 1: No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

(Continued)

Note 2: The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices are determined in accordance with mutual agreements.

B. FOR THE YEAR ENDED DECEMBER 31, 2006

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions			
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
0	TSMC	TSMC-NA	1	Sales	$ 190,459,073	-	60%
				Receivables from related parties	16,461,956	-	3%
				Other receivables from related parties	59,547	-	-
				Payables to related parties	27,455	-	-
		TSMC-Shanghai	1	Sales	61,951	-	-
				Purchases	4,405,843	-	1%
				Gain on disposal of property, plant and equipment	179,498	-	-
				Technical service income	98,797	-	-
				Proceeds from disposal of property, plant and equipment	401,561	-	-
				Other receivables from related parties	123,853	-	-
				Payables to related parties	478,714	-	-
				Deferred credits	723,661	-	-
		TSMC-Japan	1	Marketing expenses - commission	254,758	-	-
				Payables to related parties	20,295	-	-
		TSMC-Europe	1	Marketing expenses - commission	236,454	-	-
				Payables to related parties	22,158	-	-
		GUC	1	Sales	755,710	-	-
				General and administrative expenses - rental expense	14,606	-	-
				Research and development expenses	39,421	-	-
				Receivables from related parties	155,216	-	-
				Payables to related parties	2,117	-	-
		TSMC Technology	1	Other receivables from related parties	3,785	-	-
				Payables to related parties	42,389	-	-
		WaferTech	1	Sales	34,517	-	-
				Purchases	12,530,552	-	4%
				Payables to related parties	864,733	-	-
1	TSMC International	TSMC Development	3	Interest income	8,029	-	-
		TSMC Technology	3	Deferred royalty income	643,679	-	-
2	TSMC Partners	TSMC International	3	Other receivables	10,003,652	-	3%
				Deferred revenue	8,814,830	-	3%
3	TSMC Technology	WaferTech	3	Receivables from related parties	1,366	-	-
4	GUC	TSMC-NA	3	Purchases	920,045	-	-
				Manufacturing overhead	330,129	-	-
				Payables to related parties	301,507	-	-
		GUC-NA	3	Operating expenses	41,984	-	-

Note 1: No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

(Concluded)

Note 2: The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices are determined in accordance with mutual agreements.

9. U.S. GAAP Financial Information

Please be advised that our 2007 full annual report that includes complete U.S. GAAP reconciled financial statements and footnotes will be available when we file Form 20-F with the U.S. SEC. Our Form 20-F, or our 2007 full annual report, can be found at the U.S. SEC and on TSMC's website no later than June 30, 2008.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

U.S. GAAP RECONCILIATIONS OF SHAREHOLDERS' EQUITY
December 31, 2006 and 2007
(In Thousand New Taiwan Dollars)

	2007	2006
Equity attributable to shareholders of the parent based on R.O.C. GAAP	$ 487,091,402	$ 507,981,284
Adjustments		
- U.S. GAAP adjustments on equity-method investees	(432,568)	(445,102)
- Impairment of long-lived assets		
- Loss on impairment of assets	(10,573,746)	(10,657,618)
- Reversal of depreciation on assets impaired under U.S. GAAP	9,878,553	8,561,791
- 10% tax on undistributed earnings	(5,538,280)	(3,278,020)
- Goodwill		
- Carrying amount difference for 68% equity interest in TASMC's share acquisition	52,212,732	52,212,732
- Reversal of amortization of goodwill recognized under R.O.C. GAAP	(11,274,122)	(11,257,528)
- Bonuses to employees, directors and supervisors	(8,175,257)	(9,488,556)
- Accrued pension cost	(39,911)	(43,783)
- Accrual for accumulated other comprehensive income under U.S. SFAS No. 158		
- The adoption of U.S. SFAS No. 158	-	(1,391,322)
- Deferred pension loss	(87,487)	-
- Income tax effect of U.S. GAAP adjustments	166,633	208,967
- Minority interest effect of U.S. GAAP adjustments	121	121
	26,136,668	24,421,682
Equity attributable to shareholders of the parent based on U.S. GAAP	$ 513,228,070	$ 532,402,966

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

U.S. GAAP RECONCILIATIONS OF NET INCOME
For the Years Ended December 31, 2006 and 2007
(In Thousand New Taiwan Dollars)

	2007	2006
Net income attributable to shareholders of the parent based on R.O.C. GAAP	$ 109,177,093	$ 127,009,731
Adjustments		
- Marketable securities		
- Realization of unrealized loss on marketable securities	(52,316)	(262,032)
- Reversal of cumulative effect of changes in accounting principle for adopting R.O.C. SFAS No. 34	-	(1,606,749)
- U.S. GAAP adjustments on equity-method investees	(69,842)	(42,590)
- Reversal of depreciation on assets impaired under U.S. GAAP	1,408,372	1,391,478
- 10% tax on undistributed earnings	(2,260,260)	(3,278,020)
- Bonuses to employees, directors and supervisors		
- Current year accrual	(8,232,842)	(9,488,556)
- Fair market value adjustment of prior year accrual	(28,352,026)	(18,016,360)
- Pension expense	3,872	3,871
- Stock-based compensation		
- Stock-based compensation	(373,900)	(471,696)
- Cumulative effect of changes in accounting principle for adopting U.S. SFAS 123R	-	37,935
- Adjustment of carrying interest	-	170,380
- Income tax effect of U.S. GAAP adjustments	(41,847)	98,320
- Minority interest effect of U.S. GAAP adjustments	451,278	164,997
	(37,519,511)	(31,299,022)
Net income attributable to common shareholders of the parent based on U.S. GAAP	$ 71,657,582	$ 95,710,709



Taiwan Semiconductor Manufacturing Company, Ltd.

Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R. O. C.
Tel: 886-3-5636688 Fax: 886-3-5637000
http://www.tsmc.com



Taiwan Semiconductor Manufacturing Company, Ltd.



Morris Chang, Chairman

END